UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

2013 Annual Report

Contents

1.	2013 Results and Future Outlook	3
2.	Corporate Governance	9
3.	Our Shareholders / Stock Performance	15
4.	Macroeconomic Context	17
5.	The Argentine Electricity Market	18
6.	Fiscal Year Relevant Events	37
7.	Description of Our Assets	43
8.	Human Resources	69
9.	Corporate Responsibility	70
10.	Information Technology	74
11.	Environmental Management	75
12.	Results for the Fiscal Year	77
13.	Dividend Policy	95
14.	Board of Directors’ Proposal	96
Appendix I: Corporate Governance Report		97

2013 Annual Report

To the Shareholders of Pampa Energía S.A. (‘Pampa’ or the ‘Company’),

Pursuant to the statutory rules and bylaws currently in force, we submit to your consideration the Annual Report and Financial Statements for the 70th fiscal year ended December 31st, 2013.

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1.         2013 Results and Future Outlook

In 2013, Pampa recorded a profit of AR$615 million, of which AR$286 million are attributable to the Company’s owners, compared to a loss of AR$1,080 in 2012, of which AR$650 are attributable to the Company’s owners. This improvement in the Company’s income mostly relates to a reversion in Edenor’s losses as a result of the issuing of Resolution No. 250/13 by the Secretariat of Energy (‘SE’) in May 2013, and extended through SE Note No. 6,852/13 of November 2013, which recognized to Edenor part of the increased costs owed to said company, by offsetting them with its debts under the electricity penalty program known as PUREE, as well as debts with the wholesale electricity administrator CAMMESA. Thus, Pampa’s Distribution segment recorded a profit of AR$508 million, including its parent company EASA, which adds to the Holding and Other segment’s profit of AR$319 million. The Generation and Transmission segments recorded losses of AR$208 million and AR$5 million, respectively.

In 2013, the widespread cost increase affecting our subsidiaries’ operations continued; while their revenues, which are mostly regulated, did not increase at the same pace as costs. This has given rise to a situation of growing operational deficit, which has long been affecting Edenor, Transener, Transba, and the generation companies that neither operate in the energy plus market, nor are not bound by contracts under SE Resolution No. 220/07, such as Central Térmica Piedra Buena or hydroelectric power plants Los Nihuiles and Diamante.

Regarding our subsidiary Edenor, the above-mentioned SE Resolution No. 250/13 recognized part of the increased costs owed to the company resulting from the partial application of the cost monitoring mechanism (‘MMC’), which is set forth in the Contract Renegotiation Memorandum of Understanding, by offsetting such cost increase in whole with Edenor’s debts under the PUREE program, and in part with debts due to CAMMESA through the issuance of sales settlement with maturity date to be defined instruments (‘LVFVD’), which may be used to offset debts due to CAMMESA. Although the MMC mechanism has not been implemented thus far, it is in fully recognized in our current Financial Statements.

This resolution gave an accounting solution to the scenario then prevailing at Edenor, where losses had covered our reserves and fifty percent of capital stock, which determined that Edenor’s Annual General and Extraordinary General Shareholders’ Meeting, held on April 25, 2013, provided for a mandatory capital reduction, and also the shareholders’ equity position was negative as shown in the quarterly consolidated Financial Statements issued on March 31, 2013. Therefore, as a result of the issuance and application of SE Resolution No. 250/13, as extended through SE Note No. 6,852/13 dated November 6, 2013, in the current fiscal year a profit of AR$2.933 was recognized, which increased the company’s capital stock and caused a new Edenor Extraordinary General Shareholders’ Meeting, held on December 20, 2013, to cancel the previously approved capital reduction.

From the standpoint of cost increases, there has been an ongoing significant impact of wage increases received by Edenor’s own employees, as well as its contractors, which accounts for 80% of the company’s total expenditure. In the fiscal year 2013, the increase in Edenor’s labor costs amounted to 39.7%. Another major driver that continued to have an impact on cost increases was the decision by national authorities to keep on charging, since June 2012, the cost of purchasing ‘Mobile Generation’ at specific distribution grid points. This accounted for AR$292 million in the fiscal year 2013.

Despite the serious situation currently affecting Edenor, its Board of Directors decided to continue with the execution of an ambitious investment plan in order to preserve service quality and facilities safety, and also to facilitate meeting the ever-increasing demand which, with no price signal whatsoever, is growing at almost 5% annually. Under this plan, total investments for the fiscal year 2013 amounted to AR$1,092 million, this figure being twice as much as the investment plan executed in 2012, which reached AR$544 million. Subsequently to said Board decision, the National Energy Regulatory Authority (‘ENRE’) implemented ENRE Resolution No. 347/12 and thus the creation of FOCEDE fund, a mechanism which allowed Edenor to recognize revenues for AR$492 million, and that is expected to keep on strengthening the financing of multi-year investment plans in the pipeline of this distribution company.

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Additionally, Edenor completed the sale of distribution companies acquired in 2011 and continued with EMDERSA’s spin-off process and sale of assets. In February 2013, Edenor’s Board of Directors approved the sale of 90% of the capital stock and voting rights of Empresa Distribuidora de Energía Norte S.A. (‘EDEN’). In the current fiscal year, it took place the closing of the sale of EMDERSA, parent company of EDELAR, to ERSA, a company controlled by the Government of La Rioja Province. Finally, ENRE Resolution No. 216/2013 acknowledged that the above-mentioned transaction as a whole resulted in a positive income of AR$150 million for Edenor, basing this information on the assessment performed by the ENRE’s Economic and Financial Auditing and Tariff Review Division.

The above-described transactions enabled Edenor to reduce its financial debt by approximately US$80 million, which additionally to the excellent refinancing terms for the financial debt maturing 2022, and its significant reduction commencing in 2006 (with the restructuring of US$541 million defaulted financial debt), determine that as of the end of 2013, financial debt has been reduced to a net figure of US$201 million, thereby maintaining a clear principal repayment maturity horizon for Edenor. However, and despite having timely honored financial debt interest payments thus far, if the company’s revenues/expenditure structure remains unchanged, this year it will be difficult to continue to honor these commitments without postponing other obligations deemed to be essential by the company’s Board of Directors.

As a result of Edenor’s prolonged operating deficit, which amounted to AR$1,620 million for the fiscal year 2013, since October 2012 the company started to partly delay payments owed to CAMMESA for energy sold to its customers, a situation that continued to deepen in 2013, finally ending up with indebtedness to CAMMESA reaching AR$1.501 million in December 2013 (after deduction of the compensation under SE Resolution No. 250/13 and SE Note No. 6,852/13 for AR$1,152 million.) To date, other 21 distributors are in the same situation, accumulating a joint debt with the wholesale electricity market MEM of approximately AR$7,000 million plus interest, which implies that distributors’ indebtedness to CAMMESA has virtually tripled during the fiscal year 2013. Thanks to the use of such funds, Edenor has been able to expand and execute the investment plan, as well as face the growing operating expenses and perform its financial debt repayments as stipulated in due time and manner. It is worth stressing that the difficulties mentioned in the above paragraphs have had a significant impact on the economic/financial equation of Edenor’s Concession Contract. However, thanks to the partial extension of payments to CAMMESA, the company has been able to meet its obligations to their customers, being Edenor’s Board of Directors always aware of their responsibility as holders of a federal public utility concession. Nevertheless, as CAMMESA is currently the only available source of financing for Edenor, its situation largely depends on the possibility of continuing with such financing, a condition about which Edenor’s Board of Directors is uncertain because the company has been urged by the ENRE and CAMMESA to settle said debt.

Regarding such claims, the company answered to the ENRE stating similar grounds to those put forward in 2012, which is, rejecting its competence to demand payment from Edenor in third-party commercial matters, and also to CAMMESA, specifying that the cash flow deficit prevents full settlement of the debt owed to such company. All this resulted in a force majeure issue because it is not possible for Edenor to approve its own tariff so as to procure the necessary revenues to settle the debt, at the same time being obliged as a company to maintain the priority for the operation of the public utility under concession. Once again, along this line, it is worth noticing that if this situation turns for the worse and it fails to be offset by a proper tariff adjustment, in addition to new cost increases, Edenor will deepen its cash flow problems in a short-term period. Moreover, if national authorities fail to provide new solutions, Edenor’s shareholders’ equity could again turn negative in the next quarters, which would have a significant impact not only on the local market, but also on stock listing in the New York Stock Exchange (‘NYSE’). Moreover, as far as Pampa’s accounting results largely depends on Edenor’s results, Pampa’s shareholders’ equity could also turn negative in the next quarters, with the same consequences as those stated for Edenor.

The foregoing statements on the specific performance of duties by Edenor is shown in the utility services’ operating results, revealing that although electricity demand grew by 4.4% annually in this

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period, energy losses remained at reasonable levels, and all service quality indicators are still the best in the country, despite a noticeable gradual deterioration.

Our effort to maintain service quality is shown in our daily commitment, and this has unquestionably been subject to positive assessment after the efficient response given by Edenor to the consequences of the extraordinary heat wave that badly hit our country in December 2013. All over such period, we had to cope with unprecedented weather conditions that had not been recorded for more than 100 years, and we clearly managed to live up to the expectations created by the formidable requirements of the time, as authorities admitted through their press statements comparing us to fellow companies. Along this line, we recall that the heat wave began by mid-December, and it was characterized by absolutely unusual temperatures distressing the area under concession. Within such scenario, Edenor made all its human and material resources available to cope with the extraordinary climate emergency which lasted for almost one month. Due to the intensity of this weather crisis, total residential demand increased by 22% compared to December 2012, that is, fourfold the average historical growth for such month, which is 4.6%, with an extraordinary peak in the week of December 16 to 22, the period recording the highest energy consumption throughout history.

Despite such situation, the power outages affecting our concession area have neither hit entire neighborhoods, nor turned into mass interruptions in any case. They have involved specific cases, certain district blocks, or a group of buildings. On December 30, the electricity supply went back to normal, and since then Edenor power grid has been operating normally, with no electricity cuts recorded during the subsequent heat wave. Throughout the weather crisis, the company acted as quickly as possible to minimize the crisis impact on customers, by reinforcing staff street workers with more than 1,000 special groups, and by connecting 57 generating units to the sites that required most complex repair.

Action taken by Edenor during this period motivated a great number of city majors and chief town councilors to send letters of recognition to the company on its behavior throughout the crisis, as it also happened with the concession’s regulatory authorities [1]. We would like to share these congratulations with all of the company’s staff that, within this extremely demanding scenario, clearly showed their strong commitment to the public utility service under concession. In turn, we particularly apologize to our customers again because we understand that, beyond our best efforts, every power outage is detrimental to the community serviced by us. Finally, and regarding this critical event, we remind that the ENRE has stated that we have a duty to provide compensation for damages to the users in the sum of AR$82 million, which are being paid as of this date, additionally to the fact that we have challenged the resolution providing for such relief.

Despite the above-mentioned difficult economic and financial situation, we would like to underscore the effort we have been making as an integral part of the electricity sector to contribute to delivering energy on a safe and sound basis in order to meet the sustained electric power demand growth in the last years. Along this line, in 2013 and for eleven consecutive years, the Argentine electricity grid recorded a historical peak power demand of 23,794 MW, 69% above the figure recorded in 2001. In 2013, Pampa’s affiliates and subsidiaries have strengthen our commitment by investing AR$1.5 billion, 103% above AR$739 million invested in 2012.

[1] Please review: www.telam.com.ar/notas/201312/46306-las-empresas-argentinas-accionistas-de-edesur-deben-asumir-la-responsabilidad-que-les-compete.html

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Pampa Energía’s Investment by Segment

(AR$ Million)

Argentine Electricity System: Evolution of Maximum Demand of Power Capacity

2001 – 2013, in MW

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Regarding the Generation segment, on March 26, 2013, the Secretariat of Energy issued Resolution No. 95/13 providing for a new general remuneration scheme for the generation sector, except for those generation companies receiving a differential remuneration (for example, generators selling electricity under the Energía Plus scheme or under Resolution No. 220/07 contracts). The new remuneration scheme has been applied retroactively since February 2013, and it has enabled Pampa’s electricity generators to receive additional revenue of approximately AR$110 million in 2013, compared to the scheme previously in force. However, Pampa’s net income was affected negatively by the continuous increase in operating costs, among those to be highlighted labor cost increases of about 29% in 2013.

Moreover, since the end of 2012, CAMMESA has been stressing the delayed monthly fee payment to electricity generators, an event that deepened in 2013. As a result, CAMMESA’s payment term for generators went from 71 days on average by the end of 2012 to 107 days on average by the end of 2013, as of December 2013 owing to our power plants an amount of AR$333 million. These delays by CAMMESA give rise to a great working capital effort, which adds to the already delicate economic situation created by ongoing cost increases. It should be noticed that, if this situation does not improve in addition to the new cost increases during 2014, our electricity generators will deepen their cash flow problems in the short term. For such reason, we believe that it is highly necessary to make an adjustment to the remuneration set forth in Resolution No. 95/13, thereby addressing the above-mentioned cost increases, as well as the normalization of CAMMESA’s payment terms.

As a result, in 2013 Central Piedra Buena (‘CPB’) received a loan from CAMMESA of AR$33 million plus VAT that enabled the power plant to make seasonal investments in its generation units so as to prevent a greater reduction in their availability. Moreover, we are applying for a new loan from CAMMESA to CPB for US$82 million for the execution of major maintenance works. In the absence of this loan, and taking into account the cash flow deficit of the power plant, it will be impossible for us to execute major maintenance works needed to support the availability of generation units.

On a consolidated basis, the generation segment has been able to offset part of the cost increases thanks to the commissioning in November 2011 of 165 MW under the expansion project of our thermal power plant Loma de la Lata (‘CTLL’), as well as the sale of Energy Plus from Central Térmica Güemes (‘CTG’) as a result of the expansion of 100 MW executed in 2008. In this regard, it should be recalled that between November 2012 and June 2013, the CTLL’s steam turbine was decommissioned, thus having a negative impact on its financial results, which was partly offset by collecting AR$245 million from insurance companies.

Finally, pursuant to the agreements entered into with the National Government for the execution of electricity generation projects, particularly, the combined cycle closing at CTLL and the construction of thermal power plant Piquirenda, which allowed for the application of LVFVD issued by CAMMESA, as LVFVD have not been fully collected from the National Government and being the administrative proceedings ineffective, we decided to seek relief within the following procedural instance.

Regarding the Transmission segment, in December 2010 and May 2011, we entered into agreements with the Secretariat of Energy and ENRE, respectively, referred to as ‘Instrumental Agreement to the Memorandum of Understanding with UNIREN’, recognizing the amounts owed to Transener and Transba for increased operating costs in the electricity sector between 2005 and 2010, as calculated on the basis of the Cost Variation Index (‘IVC’.) Such agreements were subject to renewal in May 2013 under the ‘Renewal Agreement of the Instrumental Agreement’, recognizing the amounts owed to Transener and Transba for increased costs between December 2010 and December 2012. The total amount subject to recognition between both agreements amounted to AR$1,110 million for Transener and Transba, of which as of December 31, 2013, there is an amount due of AR$555 million, plus AR$179 million of interest. As of this date, both companies have not been authorized to include recognized cost increases in the tariffs. Finally, the Renewal Agreement set out an investment plan to be executed by said companies in 2013 and 2014 of approximately AR$400 million and AR$307 million, respectively.

It is worth stressing that the financial position of Transener and Transba largely depends on the pace of CAMMESA’s payment of such accruals. Although the execution of the Renewal Agreement is a step

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forward in the recognition of increased costs, the delayed disclosure of a tariff scheme resulting from a Full Tariff Review (‘RTI’) raises uncertainty about the ability of such companies to generate the necessary revenues to meet its liabilities and short term operations.

In 2013, through our subsidiary Petrolera Pampa, we continued with the exploration and exploitation of natural gas reserves under the agreements with Petrobras and Apache. Such projects fall within the scope of both Gas Plus and the Natural Gas Excess Injection Encouragement Program, under which a price of US$7.5 per million BTU shall be received for all the volume exceeding the adjusted base injection. Continuing with the partnership ventures initiated years ago, on February 7, 2013, Petrolera Pampa entered into a new investment agreement with Petrobras relating to the ‘El Mangrullo’ block, under which it acquired 43% of the right to freely dispose at the wellhead, commercialize, and process the hydrocarbons obtained from new wells to be drilled. Under this new agreement, Petrolera Pampa committed to invest an amount of approximately US$22 million, in order to reach an additional natural gas production target of 400,000 cubic meters per day. To date, these projects have enabled us to drill 29 productive wells, with a 2013 gas production of 1.3 million cubic meters per day, of which 379 thousand cubic meters per day correspond to the proportional interest of Petrolera Pampa. A major highlight for the company has been the execution of an agreement with YPF in November 2013, whereby Petrolera Pampa agreed to invest US$151.5 million in exchange for 50% of the stake in the hydrocarbon production from the Rincón del Mangrullo block, located in the province of Neuquén, pertaining to the Mulichinco formation. During the first phase, Petrolera Pampa will invest up to US$81.5 in 3D seismic exploration surveys and productive development of the block. Moreover, YPF will build the necessary gas treatment plant and gas pipeline for evacuating the gas production. Once the first investment phase is completed, Petrolera Pampa may choose to continue to the second phase for up to US$70 million.

Another significant event for Petrolera Pampa was the listing of its shares on the Buenos Aires Stock Exchange, together with a capital increase of AR$100 million, wholly underwritten by Pampa’s shareholders. Said capital increase, together with new equity or debt issuances, will allow the financing of the company’s investment plan, which will contribute to increasing the supply of locally produced gas, thereby helping to replace costly gas imports.

Regarding Transportadora de Gas del Sur (‘TGS’), and despite the efforts made in 2013, we were not able to obtain the approval by Secretariat of Domestic Trade to co-control said company, and therefore start contributing our efforts and skills to the development of their business.

Finally, Pampa’s Board of Directors would like to seize this opportunity to thank all of the Company’s staff, who help us overcome the challenges of our business on a daily basis. We would also like to express our gratitude to our suppliers, financial institutions and investors who have shown their support and continuous trust placed in us.

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2.         Corporate Governance

At Pampa we believe that the best way of preserving and protecting our investors is to adopt and implement the best corporate governance practices that may consolidate us as one of the most trustworthy and transparent companies on the market.

For such purpose, we constantly work to incorporate those practices by taking into account international market trends, as well as domestic and foreign applicable corporate governance standards and rules.

For further information on this topic, please see Appendix I to this Annual Report containing the Corporate Governance Report required by the Corporate Governance Code pursuant to National Securities Commission (‘CNV’) General Resolution No. 606/2012, issued on March 23, 2012, superseding prior CNV General Resolution No. 516/2007, hereinafter referred to as the ‘Code’ and the ‘CNV’, respectively.

2.1 |  Pampa’s Corporate Structure

Board of Directors

Decision-making within the Company is in charge of the Board of Directors. The Board consists of ten regular directors and eight alternate directors, of which five regular directors shall be independent according to the independence standards set out in the CNV rules. All of our directors are elected for a term of three years and they may be re-elected indefinitely; except for independent directors, who may not be re-elected for consecutive periods.

Regarding directors who discharge executive functions, it is provided that (i) their compensation shall be approved by the Audit Committee, (ii) they shall sign exclusivity and non-disclosure agreements, and (iii) they shall have a duty to maintain 45 million shares of the Company in order to exercise qualified options to purchase Pampa Energía S.A. common stock (‘Warrants’.) These provisions ensure that the interests of our Management shall absolutely be in line with the rest of Pampa’s shareholders.

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At present, the Pampa Board of Directors is composed as follows:

Name	Position	Independence
Gustavo Mariani	Chairman	Non-Independent
Ricardo Alejandro Torres	Vice-Chairman	Non-Independent
Damián Miguel Mindlin	Director	Non-Independent
Marcos Marcelo Mindlin	Director	Non-Independent
Diego Martín Salaverri	Director	Non-Independent
Marcelo Blanco	Director	Independent
Emmanuel Antonio Álvarez Agis	Director	Independent
Pablo Ferrero	Director	Independent
Héctor Mochón	Director	Independent
Eduardo Setti	Director	Independent
Mariano Batistella	Alternate Director	Non-Independent
Carlos Tovagliari	Alternate Director	Independent
Pablo Díaz	Alternate Director	Non-Independent
Alejandro Mindlin	Alternate Director	Non-Independent
Brian Henderson	Alternate Director	Non-Independent
Gabriel Cohen	Alternate Director	Non-Independent
Carlos Pérez Bello	Alternate Director	Independent
Romina Benvenuti	Alternate Director	Non-Independent

Senior Management

The following table includes information on our Senior Management:

Name	Position
Marcos Marcelo Mindlin	Executive director
Gustavo Mariani	President, co-CEO, and generation & new business director
Ricardo Alejandro Torres	Vice-President, co-CEO, and distribution director
Damián Miguel Mindlin	Investment director
Gabriel Cohen	Corporate finance director
Horacio Jorge Tomás Turri	Oil & gas director
Orlando Escudero	Operations & maintenance co-director
Ruben Turienzo	Commercial director
Mario Ricardo Cebreiro	Human resources director & operations & maintenance co-director

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Supervisory Committee

Our corporate bylaws provide that the oversight of Pampa shall be in charge of a Supervisory Committee consisting of three regular members and three alternate members appointed by our shareholders. The Supervisory Committee shall be composed of duly registered lawyers and/or accountants admitted to practice in Argentina, who shall serve for a term of three fiscal years.

The primary function of the Supervisory Committee is to exercise statutory control over the Board of Directors complying with the provisions set forth in the Business Company Act, the bylaws, its regulations, if any, and the Shareholders’ Meeting decisions. Upon discharging such functions, the Supervisory Committee shall neither monitor our operations nor assess the merits of decisions made by board members.

At present, the Pampa Supervisory Committee is composed as follows:

Name	Position
José Daniel Abelovich	Statutory Auditor*
Walter Antonio Pardi	Statutory Auditor
Germán Wetzler Malbrán	Statutory Auditor
Marcelo Héctor Fuxman	Alternate Statutory Auditor
Silvia Alejandra Rodríguez	Alternate Statutory Auditor
Santiago Dellatorre	Alternate Statutory Auditor

* Chairman of the Supervisory Board (Statutory Auditors)

Audit Committee

The Audit Committee Regulations provide that it shall consist of three regular members, who shall all be independent according to the independence criteria set out in the CNV rules. The Audit Committee members shall have professional expertise in financial, accounting, legal, and/or business matters.

The Audit Committee is responsible for compliance with the duties established in the current regime created by Capital Market Act No. 26,831, passed on December 27, 2012; including, inter alia, the following:

•           To supervise the operation of internal control systems and the administrative/accounting system, as well as the reliability of the latter and of all the financial information or any other significant facts that may be disclosed to the authorities in compliance with the applicable reporting system.

•           To advise the Board of Directors on the nomination of candidate independent directors to be members of the Audit Committee.

•           To give their opinion on any proposal by the Board of Directors to designate external auditors to be hired by the Company, and to exercise surveillance on their independence.

•           To review the plans submitted by external auditors, to supervise and assess their performance, and to issue a relevant opinion upon the presentation and disclosure of annual financial statements.

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•           To report on the fees for external audit and other services provided by the auditing firm, as well as other firms providing services related to auditing, accounting, IT systems, internal control, and advice on financial and administrative matters.

•           To supervise the implementation of policies regarding information on risk management within the Company.

•           To provide the market with full information on transactions where there may be any conflict of interest with members of corporate bodies or controlling shareholders.

•           To approve related-party transactions in the cases provided by law, as well as to issue an informed decision and disclose it in compliance with the law whenever there is or there may be an alleged conflict of interest within Pampa.

•           To approve any proposal for compensation of Pampa’s directors.

•           To check compliance with applicable ethical standards.

At present, the Pampa Audit Committee is composed as follows:

Name	Position
Pablo Ferrero	President
Marcelo Blanco	Vice-President
Héctor Mochón	Regular Member

Board Committees

Within the Board of Directors, there is a Management Committee, which is in charge of implementing every technical and administrative matter that is part of Pampa’s day-to-day management.

Additionally, there are other committees that hierarchically report to the Management Committee, such as: (i) the Disclosure Committee, which is in charge of receiving, classifying and analyzing all the corporate information in order to determine which information should be relayed to the market, in what way and terms and with the scope set forth by the local and/or foreign statutory regulations that may apply to Pampa; (ii) the Ethics Committee, which has a mission to oversee cases and make decisions on action to be taken regarding any behavior, acts or events which, after being examined according to the procedures prescribed by each one of Pampa’s corporate governance policies in force, imply a severe policy violation; (iii) the Cash Flow Committee, which has the purpose of reviewing, analyzing and monitoring Pampa’s cash flow; and (iv) the Finance Committee, with the objective of implementing Pampa’s general investment and indebtedness guidelines as established by the Management Committee.

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2.2 |  Minority Shareholder Protection

Pampa’s by-laws include significant safeguards regarding the protection of Pampa’s minority shareholders, such as:

•           Only one class of shares, with equal economic and politic rights.

•           Special majorities of up to 67% of the votes to amend certain clauses of the by-laws, such as those regarding the Audit Committee’s Internal Regulations.

2.3 |  Corporate Governance Policies

Code of Business Conduct – Ethics Hotline

Pampa has a Code of Business Conduct that, not only states the ethical principles that constitute the foundation of the relationship between Pampa, its employees and suppliers, but also offers the means and instruments that guarantee the transparency of issues and problems affecting the proper management of the Company.

As part of the various corporate governance policies adopted in the course of 2010, Pampa’s Management Committee has approved implementing the Ethics Hotline as an exclusive channel to report, under strict confidentiality, any suspected misconduct or breach of the Code of Business Conduct.

Code of Best Practices in Securities Trading on the Stock Market

This Code has been implemented in order to avoid ‘insider trading’ practices by Pampa’s employees, that is, to prevent the use of non-public material information to gain advantage for oneself or for others, either directly or indirectly.

The Code applies to Pampa’s staff and its subsidiaries, including directors, Supervisory Committee members, and senior management lines, and it extends to their families or persons who live with them, as well as to certain Pampa’s suppliers.

Policy on Related-Party Transactions

All high-value transactions made by Pampa with individuals and/or legal entities which, pursuant to the provisions set forth in applicable regulations, are considered as ‘related parties’ must be subject to a specific prior authorization and control procedure that is carried out under the coordination of Pampa’s Corporate Law Division and which involves both Pampa’s Board of Directors and its Audit Committee, as the case may be.

Self-Assessment Questionnaire for the Board of Directors

In compliance with the recommendations suggested by the Code, in 2008 Pampa’s Board of Directors passed the implementation of a self-assessment questionnaire to annually examine and assess its own performance and management.

The Company’s Corporate Law Division is in charge of examining and filing each questionnaire with the individual answers given by the Board members and, based on the results, it shall submit to Pampa’s Board of Directors all the proposed measures deemed useful to improve the performance of the Board of Directors’ duties.

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Policy on Material Information Disclosure

In the year 2009, Pampa’s Management Committee passed the Relevant Information Disclosure Policy, with the aim of standardizing the basic principles concerning the way in which Pampa’s material information disclosure processes operate, in accordance with the regulatory requirements of the securities markets on which Pampa’s securities are listed or those in which it is registered to such end.

Policy on Preliminary Approval for External Auditors’ Services

In the year 2009, Pampa’s Management Committee passed the Policy on Preliminary Approval for External Auditors’ Services, which standardizes an internal process that allows the Audit Committee to comply with its obligation to grant prior approval for hiring an External Auditor for the provision of any kind of authorized service to Pampa or any of its subsidiaries.

Fraudulent Practices Prevention Program

In the year 2010, in accordance with the provisions of the U.S. Foreign Corrupt Act and in addition to the Code of Business Conduct, Pampa adopted the Fraudulent Practices Prevention Program, which sets out the responsibilities, duties and methodology necessary to prevent and detect any misconduct and/or fraudulent behavior within Pampa and/or any Pampa Group company.

Anti-Money Laundering and Terrorist Financing Prevention (‘AML/CFT’) Policy

In the year 2011, in accordance with the provisions set forth in Act No. 25,246 on Concealment and Laundering of Assets Derived from Criminal Activity, its regulations and related provisions, and Financial Intelligence Unit (‘UIF’) Resolution No. 229/2011, Pampa’s Board of Directors passed the Anti-Money Laundering and Terrorist Financing Prevention Policy, thus establishing the procedures for institutionally combating asset laundering and terrorist financing.

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3.         Our Shareholders / Stock Performance

As of December 31, 2013, Pampa held 1,314,310,895 outstanding common stock, par value of AR$1 (one) per share. The following table shows information about Pampa’s ordinary shareholdings as of said date:

Name	Number of Shares	Percentage of Capital
Management	297,652,613	22.63%
Other Shareholders	1,016,658,282	77.37%
Total	1,314,310,895	100.0%

Note: Warrants issued on behalf of some Pampa’s executives are excluded. ‘Management’ includes the interests held by Pampa Holdings LLC, Dolphin Fund Management S.A., Marcos Marcelo Mindlin, Gustavo Mariani, and Ricardo Alejandro Torres.

Pampa is listed on the Buenos Aires Stock Exchange (‘BCBA’), and has an American Depositary Share program (1 ADS = 25 shares) admitted to listing on the New York Stock Exchange (‘NYSE’).

The office in Argentina of Standard & Poor’s International Ratings LLC maintained its ‘Global 3 Rating’ assigned to Pampa’s shares, with ‘Low’ capacity to generate profits and ‘High’ liquidity. Such rating allows Argentine institutional investors to become Pampa shareholders.

The following chart shows the evolution of price per share and the traded volume on the BCBA from January 2006 to December 31, 2013:

2013 Annual Report | 15

Finally, the following chart shows the evolution of price per ADS and traded volume on the NYSE from October 9, 2009, to December 31, 2013:

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4.          Macroeconomic Context

4.1 |  Economic Activity

Official estimates for 2013 show a growth of GDP of nearly 4.9%, mainly due to year-on-year increases in the financial services sector (+22,5%), fishing (+21.9%), and agriculture, livestock, hunting and forestry (+15.1%), among others; all of them being partially offset by the decline in the mining sector (-0.7%).

4.2 |  Price Trends

According to the National Institute of Statistics and Censuses (‘INDEC’), in 2013 the general consumer price index (‘CPI’) accumulated an increase of 10.9%. The education sector showed the most significant increase throughout the year, rising by 16.6% compared to 2012. The two most CPI-weighted sectors, which amount to 48.3% of the index, are represented by food and beverages, as well as transportation and communications, which recorded a year-on-year growth of 9.3% and 14.3%, respectively.

4.3 |  Fiscal Situation

By the end of 2013, fiscal revenues recorded a 26.3% increase compared to 2012, reaching an amount of AR$858,832 million. This fiscal situation improvement was mainly due to increases of AR$58,510 million in VAT revenue, AR$54,566 million in the social security system, AR$45,159 million for income tax, and AR$5,225 million for fuels. The main causes for such growth arise from highly dynamic domestic consumption and a rise in the amount of taxable salaries.

On the other hand, the status of public accounts showed a national public sector primary deficit of AR$22,479 million and AR$64,478 million after government debt interest payments.

4.4 |  Financial System

In the exchange market, the US dollar closing price was AR$6.521/US$, with a cumulative 32.6% increase compared to December 2012.

The stock of Central Bank foreign exchange reserves fell by 30.6%, decreasing from US$44,134 million in December 2012 to US$30,612 million in December 2013.

4.5 |  Trade Balance

According to INDEC data, in 2013 exports increased less than imports, by 2.6% year on year, amounting to US$83.026 million; whereas imports rose by 8.0% to US$74,002 million. This implied a 27.3% decline in the balance of trade surplus compared to 2012, totaling US$9,024 million.

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5.         The Argentine Electricity Market

5.1 |  Generation

Evolution of Demand

In 2013, the demand for electricity has maintained the same trend shown over the last years, recording a 3.2% growth compared to 2012, with a total electricity demand volume of 125,167 GWh and 121,322 GWh for 2013 and 2012, respectively.

The following chart shows the breakdown of electricity demand in 2013 by type of customer:

Electricity Demand by Type of Customer

100% = 125,167 GWh

In turn, on January 20, 2014, there was a record-breaking demand for electricity of 24,031 MW.

Peak Power Capacity Records

	2009	2010	2011	2012	2013
Power Capacity (MW)	19,566	20,843	21,564	21,949	23,794
Date	07/24/2009	08/03/2010	08/01/2011	02/16/2012	12/23/2013
Temperature (°C)	5.1	1.6	3.5	34.2	35.4
Time	7:59 PM	7:45 PM	8:18 PM	3:10 PM	2:20 PM

Source: CAMMESA.

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Evolution of Electricity Supply and Fuel Consumption

Similarly to what happened with the demand for electricity in 2013, there was an increase of 3.4% in power generation, with a volume of electricity generation of 128,826 GWh and 124,565 GWh for the years 2013 and 2012, respectively.

Thermal power generation remained as the main resource to meet electricity demand, supplying a power volume of 82,837 GWh (64%), followed by hydroelectric power generation which contributed 39,796 GWh net of pumping (31%), nuclear power generation with 5,732 GWh (4%), as well as photovoltaic and wind power generation with 461 GWh. Additionally, there were imports for 342 GWh (19% lower than 2012), exports for 2.1 GWh (99% lower than 2012), and losses for 3,999 GWh (20% higher than 2012.)

Hydroelectric power generation was slightly higher than the one recorded in 2012 (increase of 10.9%). Thermal power generation remained as the main source for electricity supply, both with natural gas and liquid fuels (gas oil and fuel oil), and mineral coal, mainly in the winter season.

The following chart shows the evolution of electricity generation by type of power generation (thermal, hydroelectric, nuclear, and renewable):

Electricity Generation by Type of Power Plant

2006 - 2013

In 2013, power generation facilities recorded a slight increase in their installed capacity compared to the previous year, totaling 31,339 MW. The new capacity additions were mainly due to the commissioning of Enarsa stationary and mobile diesel engines, Loma Blanca IV and El Tordillo wind parks in the Province of Chubut, totaling 53 MW; additionally to the installed capacity upgrade of some already existing power plants.

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The following table describes the addition of new power units in 2013:

Month	Company	Power Plant	Type	Location	Capacity (MW)
January	EC SAPEM	CT Predio	Diesel	Catamarca	2.5
March	Enarsa	Chimbera I	Photovoltaic	San Juan	2
	Enarsa	Almirante Brown	Diesel	Buenos Aires	25
	Nucleoeléctrica Argentina	CN Atucha I	Nuclear	Buenos Aires	5
April	Enarsa	Hidroeléctrica Luján de Cuyo	Hydro	Mendoza	1
July	EC SAPEM	CT Santa María	Diesel	Catamarca	2.8
August	Enarsa	Loma Blanca IV	Wind	Chubut	50
September	Enarsa	El Tordillo	Wind	Chubut	3
November	EPEC	Marcos Juárez	Diesel	Córdoba	5
December	EPEC	San Francisco 2	Diesel	Córdoba	3.3

	Enarsa		Diesel	Mobile generation	110
	Installed capacity upgrade of existing power plants and other additions/deletions				90

Total					299.6

Source: CAMMESA and Pampa Energía own surveys.

Finally, the following chart shows the composition of Argentine installed capacity as of December 31, 2013:

Argentine Installed Power Capacity

100% = 31.4 GW

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Regarding fuel supply for electricity generation, authorities have relied on many supply mechanisms, including the assignment mechanism still in force by which the rights to contract natural gas volumes are assigned by electric power generation companies to CAMMESA for administration, so as to optimize the consumption of natural gas within the most efficient generation units. This mechanism was also extended to new generation units with capacity to contract under Gas Plus program. In addition to this measure, authorities have purchased natural liquefied gas and its re-gasification, as well as natural gas from Bolivia. However, the natural gas supply remained inadequate to meet the electric power generation needs, and therefore authorities continued to rely on the consumption of liquid fuels (fuel oil) for electricity generation in order to meet the growing demand. Along this line, through Resolution No. 95/13 the Secretariat of Energy (‘SE’) provided the central management of commercial proceedings and dispatch of fuels for electricity generation.

In 2013, consumption of natural gas for electric power generation remained at the same levels as the previous year (-0.6%, that is, 14.0 million cubic decameters.) Lower technical availability of steam turbines translated into a 21.8% drop in fuel oil consumption. This decline caused a 42.5% increase in gas oil consumption compared to its counterpart figure in 2012. Consumption of mineral coal decreased by 11.9% due to the unavailability of steam turbines based on this type of fuel.

Price of Electric Power

The energy authority continued with the policy started in the year 2003, whereby the spot price of the Wholesale Electricity Market (‘MEM’) is determined according to the variable cost of production with natural gas from available power generating units, even if said units are not generating electricity with such fuel (SE Resolution No. 240/03). The additional cost for consumption of liquid fuels is recognized outside the specified market price, as a temporary dispatch surcharge.

Regarding generation capacity remuneration, in March the SE issued Resolution No. 95/13 introducing a new capacity remuneration scheme (later described herein) applicable to generation companies adhering to such mechanism.

For those power generation companies outside the scope of the scheme provided for in SE Resolution No. 95/13, the regulation in force continues to be the same as that applicable since January 2002, which limits the determination of short-term marginal cost to AR$120 per MWh.

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Evolution of MEM Wholesale Market Prices

The following chart shows the average monthly price of energy paid to power generation companies:

Average Monthly Energy Spot Market Price

In AR$ / MWh

On the other hand, the following chart shows the average monthly price that all electricity system users should pay so that the power grid would not run into a deficit. Such cost includes not only the energy price, but also the power capacity fee, the cost of generation with liquid fuels, such as fuel oil or gas oil, and other minor items.

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Average Monthly Monomic Price

In AR$ / MWh

SE Resolution No. 95/13: New Remuneration Scheme and Other MEM Changes

SE Resolution No. 95/13, published in the Official Gazette on March 26, 2013, provided for a new general-scope system replacing the applicable remuneration scheme to all the power generation sector (power generation companies, self-generators and co-generators), with the following exceptions:

i.        Bi-national hydroelectric power plants and nuclear power plants; and

ii.       The electric power and/or energy traded under contracts regulated by the SE having a differential price, such as those set forth in SE Resolutions No. 1,193/05, 1,281/06, 220/07, 1,836/07, 200/09, 712/09, 762/09, 108/11 and 137/11, as well as any other kind of electric power supply contract under a differential remuneration scheme established by the SE (the ‘Covered Generators’).

The new remuneration scheme shall be applicable to economic transactions as from the month of February 2013. However, its effective application to each specific power generation agent requires each generator to waive any and all administrative and/or judicial claims it may have brought against the National Government, the SE and/or CAMMESA regarding the 2008-2011 Generators’ Agreement and/or SE Resolution No. 406/03. Furthermore, each power generation agent should agree to waive its right to file judicial and/or administrative claims against the National Government, the SE and/or CAMMESA regarding the above-mentioned Agreement and/or SE Resolution No. 95/03. Those Covered Generators who fail to meet this waiver requirement shall not be eligible for the new scheme, and they shall remain under the preexisting scheme.

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The new remuneration scheme comprises three items:

i.        Fixed Costs Remuneration: It considers and remunerates Power Capacity Made Available in power remuneration hours (‘Hrp’). This remuneration is subject to compliance with Target Availability (‘DO’) —which is equal to the average availability per technology during the last three calendar years— and the historical average availability of each unit. The remuneration to be received by the generation agent will depend on the technology and degree of compliance with DO.

The parameters defined in Resolution No. 95 by type of technology are the following:

Technology and Scale	AR$/MW-Hrp
Gas Turbine Units (TG) with Capacity < 50 MW	48.00
Gas Turbine Units (TG) with Capacity > 50 MW	40.00
Steam Turbine Units (TV) with Capacity < 100 MW	52.80
Steam Turbine Units (TV) with Capacity > 100 MW	44.00
Combined Cycle Units (CC) with Capacity < 150 MW	37.20
Combined Cycle Units (CC) with Capacity > 150 MW	31.00
Hydroelectric Units (HI) with Capacity < 120 MW	37.40
Hydroelectric Units (HI) with Capacity Between 120 MW and 300 MW	20.40
Hydroelectric Units (HI) with Capacity > 300 MW	17.00

The percentages of Fixed Costs Remuneration which Generators shall be entitled to are the following:

Percentage of Fixed Costs Remuneration to be Collected		Machine Availability, Regarding:
		DO		Average Historical Availability (last 3-year average)
100%	o	>	y	>80%
		<	y	>105%
75%		>	y	<80%
50%		<	y	between 100% and 105%
35%		<	y	<100%

Resolution No. 95 points out that in case a generator is not eligible for the new Fixed Costs Remuneration scheme because it fails to comply with DO parameters, such remuneration shall not be lower than AR$12 per MW-Hrp.

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ii.     Variable Costs Remuneration: New values are established replacing the remuneration of Maintenance Variable Costs and Other Non-Fuel Variable Costs. They are calculated on a monthly basis depending on electric power generated by each type of fuel:

Thermal Power Units	Fueled with (AR$ / MWh):
	Natural Gas	Liquid Fuels	Coal
TG Units with Capacity < 50 MW	19.00	33.25	-
TG Units with Capacity > 50 MW	19.00	33.25	-
TV Units with Capacity < 100 MW	19.00	33.25	57.00
TV Units with Capacity > 100 MW	19.00	33.25	57.00
CC Units with Capacity < 150 MW	19.00	33.25	-
CC Units with Capacity > 150 MW	19.00	33.25	-

Hydroelectric Power Units	AR$/MW-Hrp
HI Units with Capacity < 120 MW	17.00
HI Units with Capacity Between 120 MW and 300 MW	17.00
HI Units with Capacity > 300 MW	17.00

iii.   Additional Remuneration: One portion of this remuneration will be paid directly to the Generator, and another portion will be allocated to ‘new infrastructure projects within the electric sectors’ to be defined by the SE under a trust agreement.

Technology and Scale	Destined to:
	Generator AR$ / MWh	Trust AR$ / MWh
TG Units with Capacity < 50 MW	8.75	3.75
TG Units with Capacity > 50 MW	7.50	5.00
TV Units with Capacity < 100 MW	8.75	3.75
TV Units with Capacity > 100 MW	7.50	5.00
CC Units with Capacity < 150 MW	8.75	3.75
CC Units with Capacity > 150 MW	7.50	5.00
HI Units with Capacity < 120 MW	63.00	27.00
HI Units with Capacity Between 120 MW and 300 MW	54.00	36.00
HI Units with Capacity > 300 MW	54.00	36.00

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Payment Priority

Resolution No. 95 provides for two different payment priorities, excluding the application of SE Resolution No. 406/03 to this matter, as follows: (i) in the first place, payment of Fixed Costs Remuneration, Variable Costs Remuneration, and recognition of fuel costs; and (ii) secondly, payment of Additional Remuneration.

Recognition of Fuel Costs

Resolution No. 95 provides that the commercial management and dispatch of fuels for power generation purposes will be centralized in CAMMESA. Generators may not renew or extend their contracts with suppliers, except for those who trade electric energy under supply agreements including a differential remuneration scheme, in which case they may continue to execute fuel agreements in order to provide robust support to their supply commitments. Nevertheless, until termination of the contracts currently in force between Generators and their suppliers, costs associated with the reference price, acknowledged freight, costs associated with the transportation and distribution of natural gas, as well as related taxes and rates, shall be recognized. For the recognition of said costs, two conditions should be met: (i) that such costs be recognized by CAMMESA as of the effective date of Resolution No. 95; and (ii) that such costs result from contractual relationships taken on before the effective date of Resolution No. 95.

Trust for the Execution of Works in the Electricity Sector

As it has been previously explained, part of the Additional Remuneration will be allocated to a trust for the execution of works in the electricity sector. Resolution No. 95 provides that the SE shall establish trust funding mechanisms.

Additionally, Resolution No. 95 provides that the SE will define the mechanism under which the LVFVD issued by CAMMESA pursuant to Resolution No. 406/03, which fall outside the scope of general and/or specific agreements executed with the SE, and/or SE regulations on the execution of investment and/or maintenance works in relation to existing equipment, shall be allocated for trust funding purposes.

As from December 26, 2013, CAMMESA settled the Additional Remuneration amounts that will be allocated to the Trust as LVFVD. However, as of the publication date of this Annual Report, trust funding has been subject to regulation, and no trust has been structured thus far.

Suspension of Contracts in the Term Market (‘MAT’)

Resolution No. 95 provides for the temporary suspension of the inclusion of new contracts into the MAT (excluding those derived from resolutions fixing a differential remuneration scheme), as well as their extension or renewal. Notwithstanding the foregoing, contracts in force as at the effective date of Resolution No. 95 shall continue being managed by CAMMESA until their termination. Upon termination, Large Users shall have to acquire their supplies directly from CAMMESA pursuant to the conditions established by the SE to such effect.

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Implementation Criteria for Resolution No. 95

Below there is a description of such Notes issued by the SE after the passing of Resolution No. 95, with a view to regulating some aspects thereof, are described below.

SE Note No. 1,807/13 established a system whereby Generation Agents are enabled to continue managing the collection of invoices issued by CAMMESA to MEM’s Large Users who were Generator’s customers but, upon contract expiration, must meet their demand directly from CAMMESA. Generation Agents will have to formally declare their will to conduct such collection, which will be made at their own risk.

Subsequently, SE Note No. 2,052/13 set forth that MAT contracts effective as from May 1, 2013, provided that the information for their administration in the MAT has been filed pursuant to the regulations in force, may be administered by the Generators for a maximum term of three months as from their effective date.

SE Note No. 2,053/13 approved the criteria for the implementation of Resolution No. 95. Among its most relevant aspects, it provided that the application of the new remuneration scheme shall be made on a case-by-case basis for each agent as from the reception of the waiver set forth in Section 12 of Resolution No. 95. CAMMESA shall make adjustments to the economic transactions as from February 2013 or on the third month prior to the month on which the waiver was reported, whichever occurs later, unless there is an SE specific provision in this respect.

On the other hand, the SE instructed CAMMESA to classify the generating units of Covered Generators according to the scales set forth in Resolution No. 95, subject to review by the SE itself. This classification was made by CAMMESA under its Note No. B-80255-1, consistently with the following description:

Power Plant	Generation Unit	Technology	Capacity
Güemes	GUEMTV11	TV	<100 MW
	GUEMTV12	TV	<100 MW
	GUEMTV13	TV	>100 MW
Piedra Buena	BBLATV29	TV	>100 MW
	BBLATV30	TV	>100 MW
Loma de la Lata	LDLATG01	TG	>100 MW
	LDLATG02	TG	>100 MW
	LDLATG03	TG	>100 MW
Hydroelectric Diamante	ADTOHI	HI	between 120 MW and 300 MW
	LREYHB	HI	between 120 MW and 300 MW
	ETIGHI	HI	< 120 MW
Hydroelectric Los Nihuiles	NIH1HI	HI	between 120 MW and 300 MW
	NIH2HI	HI	between 120 MW and 300 MW
	NIH3HI	HI	between 120 MW and 300 MW

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Under Note No. 4,858/13 the SE instructed CAMMESA to implement a priority payment mechanism in favor of Generators adhering to Resolution No. 95 in order to maintain a liquidity level similar to the one they used to have prior to the passing of such resolution. For such purposes, CAMMESA shall be required to:

i.       Account for the amounts directly received from Large Users;

ii.      Allocate the above mentioned amounts to cover the remuneration due to Generators, by distributing such funds to cover: first, fixed costs; secondly, variable costs; and lastly, direct additional remuneration. Distribution shall be made proportionally to each Generator’s relative share in each of said items.

Within such framework, the Group’s generation companies have waived any and all administrative and/or judicial claims compared to the National Government, the SE and/or CAMMESA regarding the 2008 - 2011 Generators’ Agreement and/or SE Resolution No. 406/03, as well as their right to file new claims relating to said items and period. The new remuneration scheme has been applied to Central Térmica Loma de la Lata S.A., Central Térmica Güemes S.A., and Central Piedra Buena S.A. as from the relevant commercial transaction as of February 2013. In the case of Hidroeléctrica Diamante S.A. and Hidroeléctrica Los Nihuiles S.A. the application of said remuneration scheme has started as from the relevant commercial transaction as of November 2013.

Procedure for Dispatching Natural Gas Intended for Electricity Generation

On October 7, 2009, under Note No. 6,866, the SE instructed CAMMESA to invite the MEM’s thermal power generators to formally state their decision to adhere to the ‘Procedure for Dispatching Natural Gas Intended for Electricity Generation’ (the ‘Procedure’).

The Procedure basically consists in agreeing that, in the event of operating restrictions in the natural gas system, CAMMESA shall exercise its right to the Generators’ natural gas and transportation volumes, so as to maximize thermal power supply within the electricity generation sector. In exchange for such voluntary assignment of natural gas and transportation volumes, Generators will receive the higher value that results from the positive difference between the determined Spot Price and the Variable Production Cost (‘VPC’) with natural gas recognized by CAMMESA, plus US$2.50 per MWh.

On November 16, 2010, under Notes No. 7,584 and 7,585, the SE instructed CAMMESA to broaden the scope of application of the Procedure, requiring MEM’s thermal power Generators to execute agreements in the Term Market and/or natural gas supply agreements under Gas Plus Program, and to assign their natural gas volumes to CAMMESA. The agreements in the Term Market and/or under the scope of SE Resolution No. 220/07 are not affected by the instructions given in such notes. To the extent that the SE considers the supply to be valid and CAMMESA effectively uses the above-mentioned mechanism by allocating the volumes assigned to other Generator, such practice should not adversely affect the remuneration for power capacity, the recognition of such fuel costs and related surcharges under Schedule 33 of CAMMESA’s Proceedings, or the amounts set forth in subsection (c), Section 4 of SE Resolution No. 406/03, compared to those otherwise allocable to the assignor Generator.

The Procedure’s original effective term covered the winter seasons between 2009 and 2011. However, following CAMMESA’s successive calls on Generators, instructions were given to extend the Procedure’s effective term until April 30, 2013 (SE Note No. 8,692/2013, and SE Note No. 7,469/2012.)

Subsequently, within the framework of SE Resolution No. 95/13, under SE Note No. 2,053/13, the SE provided for the extension of the effective period of the above-mentioned procedures and methodologies (Resolutions No. 6,866/09, 7,584/10, 7,585/10, and 922/11), excluding the application of paragraph 7 of the procedure set out in SE Note No. 6,866/09 regarding minimum remuneration.

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Generation Dispatch and Fuels

Under SE Note No. 5,129/13, CAMMESA was instructed to optimize generation dispatch and fuels, considering the value of real purchase costs that may be representative, consistently with the conditions described by CAMMESA in the analysis previously sent to the Secretariat of Energy. As a result of such change, the currently effective dispatch conditions and the fuel mix used for power generation would be modified.

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5.2 |  Transmission

Evolution of the High-Voltage Transportation System

The following chart shows the evolution of the cumulative growth of transformation capacity and the cumulative growth of the number of kilometers of the high-voltage transmission system lines, compared to the percentage cumulative growth of peak demand since 1992.

Evolution of the Transmission System

Cumulative Growth (in %)

As illustrated in the chart above, the High-Voltage Transmission System has grown significantly since 2005, mainly due to the implementation of the 500 kV Transmission Federal Plan. The implementation of the Federal Plan has given Argentina’s National Interconnected System (the ‘Grid’) more stability and better conditions for meeting the rising demand.

Transener’s Tariff Situation

The Public Emergency and Exchange Rate Regime Reform Act No. 25,561 (the ‘Public Emergency Act’) imposed a duty on public utilities, such as Transener and its subsidiary Transba, to renegotiate their existing agreements with the Argentine Government while they continued with the supply of electricity services. This situation has significantly affected Transener and Transba’s economic and financial position.

In May 2005, Transener and Transba signed the Memorandum of Understanding (‘MOU’) with the Public Service Contract Renegotiation and Analysis Unit (‘UNIREN’) specifying the terms and conditions for adjustment of the Concession Agreements. According to the provisions set forth in the MOU, it was planned (i) to perform a Full Tariff Review (‘RTI’) before the ENRE to determine a new tariff regime for Transener and Transba, which should have come into force in the months of February 2006 and May 2006, respectively; and (ii) the recognition of increased operating costs occurring up until the RTI-based new tariff regime comes into force.

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Since December 2006, Transener and Transba have requested the ENRE to address the need to standardize compliance with the provisions set forth in the MOU, expressing the ENRE’s failure to fulfill the commitments stipulated in the MOU, the critical situation arising from said breach of duty, and its availability to continue with the RTI process insofar as the remaining commitments undertaken by the Parties are still in force, and the competent authorities issue a resolution regulating the RTI-based new tariff regime.

In due course, Transener and Transba filed their respective tariff claims pursuant to the provisions set forth in both MOU, as well as in Section 45 and conforming amendments of Act 24065, with the purpose of transacting this business, holding the relevant Public Hearing, and defining the new tariff scheme within the framework of conducting the expected RTI process.

In order to begin rearranging the tariff scenario, on December 21, 2010, Transener and Transba entered into a Supplementary Instrumental Agreement to the UNIREN MOU with the SE and the ENRE, which mainly provides for the acknowledgment of a credit claim to Transener and Transba for cost fluctuations recorded in the period June 2005 – November 2010, calculated as per the MOU-Based Cost Variation Index (‘IVC’.)

Pursuant to the Instrumental Agreement, dated May 2, 2011, Transener and Transba entered into a second Addenda to the financing agreements with CAMMESA (‘Addenda II’), by which it was agreed that Transba and Transener should be granted a new loan for the amount of AR$289.7 million and AR$134.1, respectively, pertaining to the positive balance for claims acknowledged by the SE and the ENRE for cost variations between June 2005 and November 2010.

Funds included in Addenda II will be allocated for operation and maintenance, as well as 2011 investment plan, and they will be advanced in partial payments depending on available cash held by CAMMESA as instructed by the SE. The above-mentioned National Government’s commitments were delayed, and therefore, with the purpose of rearranging capacity remuneration adjustments since December 1, 2010, on May 13, 2013 and May 20, 2013, Transener and Transba, respectively, entered into a Renewal Agreement of the Instrumental Agreement (the ‘Renewal Agreement’) with the SE and the ENRE, in full force until December 31, 2015, stipulating as follows:

i.        Acknowledgment of a credit claim to Transener and Transba for cost fluctuations recorded in the period June 2005 – November 2010, calculated as per the MOU-Based Cost Variation Index (‘IVC’);

ii.       A payment mechanism for pending positive balances of Addenda II, and balances specified in the above paragraph, in the course of 2013;

iii.      A procedure for automatic update and payment of cost variations arising from the orderly sequence of six-month periods already elapsed between January 1, 2013 and December 31, 2015; and

iv.      The signing of Addenda II with CAMMESA, including the amount of resulting credit claims and relevant interest thereon up until final settlement thereof.

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CAMMESA calculated the amounts owed to Transener and Transba for cost variations occurring in the periods June 2005 - November 2010, and December 2010 - December 2012. As of May 20, 2013, the date on which figures were adjusted, such amounts were as follows:

Connection and Capacity Differential (In AR$ Million)		Transba	Transener	Total
June 2005 – November 2010	Principal	75.9	189.3	265.2
	Interest	43.2	104.8	148.0
December 2010 – December 2012	Principal	182.4	442.7	625.1
	Interest	23.5	48.2	71.7
Total Amount Recognized as of 12/31/2012		325.0	785.0	1,110.0

Accrued interest during 2013		47.2	132.2	179.4

Total Amount Recognized as of 12/31/2013		372.2	917.2	1,289.4

The above-mentioned Renewal Agreement set out a cash flow scheme and an investment plan to be executed by Transener and Transba in 2013 and 2014, which will conform to payments received in accordance with all the Addendum, and also revenues received by Transener and Transba in each period. The investment plan set out in the Renewal Agreements provides for investments to be made in 2013 and 2014 for amounts of approximately AR$$286 million and AR$207 million, respectively for Transener, and AR$$113 million and AR$100 million, respectively for Transba.

Under the Renewal Agreements, in case of non-renewal upon expiration of the effective term, it is stipulated that as from January 1, 2016, CAMMESA shall be required to regard as remuneration for services provided by Transener and Transba the value amounts set forth in ENRE Resolutions No. 327/08 and 328/08, being applicable paragraph 4.2, clause 4 of the MOU, which have been specified by the ENRE in both Instrumental Agreements and Renewal Agreements.

With the purpose of entering into the Third Addenda to the Financing Agreement with CAMMESA, Transener and Transba waived their right to pursue any further legal action relating to, until then, the performance of the commitments set out in the MOU, the Instrumental Agreements, and the Renewal Agreements. In the event of failure to perform the commitments set out in the MOU, the Instrumental Agreements, and the Renewal Agreements, Transener and Transba shall be free to resume and/or reinitiate any legal action that they may deem fit for the performance of the MOU, the Instrumental Agreements, and the Renewal Agreements.

On October 25, 2013 and February 14, 2014, Transba and Transener, respectively, entered into a third Addenda to the financing agreement with CAMMESA (‘Addenda III’), by which it was agreed as follows:

i.        To provide for the granting of a new loan to Transba y Transener for the amount of AR$325 million and AR$786 million, respectively, pertaining to acknowledged credit claims by the SE and the ENRE for cost variations December 2010 through December 2012; and

ii.       To provide for the assignment of credit claims as security for increased costs as of December 2012, pursuant to the Renewal Agreement of the Instrumental Agreement, with the purpose of paying off the amounts to be received within the scope of all the new Addenda signed by the parties.

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Furthermore, these financial statements include the following income from recognition of cost variations by the SE and the ENRE, up to the amounts received under Addenda II and III:

Item (In AR$ Million)	Transba		Transener
	As of December 31, 2013	As of December 31, 2012	As of December 31, 2013	As of December 31, 2012
Principal	116.5	20.2	250.7	32.7
Interest	64.5	23.6	149.3	33.5
Total	174.4	43.8	357.0	66.2

Liabilities arising from total payments received have been written off through the assignment of acknowledged credit claims for increased costs pursuant to the Instrumental Agreement and the Renewal Agreement.

The above-mentioned execution of the Renewal Agreement is a remarkable event aiming to achieve the future consolidation of Transener’s economic/financial equation. However, a delayed RTI-based tariff scheme raises uncertainty about Transener’s ability to generate the necessary revenues to meet its short-term liabilities and transactions. Additionally, CAMMESA continues to be bound by overdue payments of the current monthly remuneration for the electric power transportation system and the Fourth Line fee. Therefore, it is still difficult to foresee the evolution of the tariff and economic/financial situation, as well as its potential impact on business and cash flow.

2013 Annual Report | 33

5.3 |  Distribution

Edenor’s Tariff Situation

In 2013, Congress extended the application of Public Emergency Act No. 25,561 enacted on January 6, 2002, overriding the provisions for dollar-based and inflation-indexed adjustments set forth in Edenor’s Concession Agreement.

In 2013, the number of customers exempt from paying the tariff scheme provided for in ENRE Resolution No. 638/2008 remained approximately at 268,000 on average. These beneficiaries were required to pay the immediately preceding tariff scheme, that is, the one set out in ENRE Resolution No. 324/2008.

Throughout 2013, the applicable regulation to unsubsidized customers has been SSEE Resolution No. 1,301/2011, whereby such customers paid an average monomic price of AR$320 per MWh. The application of this Resolution did not alter the effects on Edenor’s Distribution Value Added (‘VAD’.)

On May 7, 2013, under SE Resolution No. 250, the Secretariat of Energy specified the amounts owed to Edenor, including interest, for the Cost Monitoring Mechanism (‘MMC’), and the PUREE-related debts generated by Edenor (including interest); both until the month of February 2013. Moreover, the Resolution instructs CAMMESA to issue Sales Settlements with Maturity Date to be Defined instruments (‘LVFVD’) for an amount equal to excess MMC credit less PUREE-related debt (including interest), both until the month of February 2013, and it authorizes CAMMESA to receive such sales settlements with maturity date to be defined as partial payment of Edenor’s debt in relation to CAMMESA as of the issuance date of this Resolution. As of the date of this Annual Report, CAMMESA has failed to make the relevant sales settlement.  [2]

On May 27, 2013, Edenor filed a request before the ENRE for the approval of MMC No. 14 under MOU Appendix I, for the period November 2012-April 2013, for an amount of 6.951%, which should have been applicable since May 1, 2013.

In 2013, the ENRE provided for the application by Edenor to its subsidized customers of the same two applicable tariff schemes in June and July 2009, 2010, 2011, and 2012, as well as in August and September 2009, 2010, 2011, and 2012, for the same periods in 2013. Such tariff schemes were the same as those applicable under ENRE Resolution No. 433/2009 Exhibits I and IV. The application of such schemes sought to reduce the impact of billing on subsidized residential customers with consumption levels above 1,000 kWh every two months, due to the increased use of electric power recorded in the winter season. All the electricity bills continued to segregate the variable charge, by identifying amounts with and without the subsidy from the Argentine Government. Besides, within their effective periods, these tariff schemes brought about changes in the values of applicable surcharges to such customers under the PUREE program. Such tariff scheme changes had no effect on Edenor’s VAD.

On October 1, 2013, the tariff scheme set in October 2008 came into force again pursuant to ENRE Resolution No. 628/2008. The variable charge in all electricity bills continued to be segregated into Argentine Government-subsidized and unsubsidized amounts.

On November 19, 2013, Edenor filed a request before the ENRE for the application of MMC No. 15 under MOU Appendix I, for the period May 2013-October 2013, for an amount of 7.902%, which should have been applicable since November 1, 2013.

Throughout 2013, Resolution No. 347/2012 remained in full force, providing for the application of differential fixed amount to each of the different tariff categories, which will be shown separately in customer bills, with exceptions only to customers exempt from paying the tariff scheme provided for in ENRE Resolution No. 628/2008. Such amounts continued to be deposited in a special account, and they are

[2] For further information, see item 6.3.1 of this Annual Report.

2013 Annual Report | 34

being used exclusively for the execution of infrastructure works a corrective maintenance of Edenor’s facilities within the concession area. These collections are managed by the FOCEDE fund.

Despite Edenor having repeatedly requested that administrative authorities apply the MMC mechanism and initiate the RTI process, both procedures are behind schedule, thus delaying acknowledgment of the fact that it is necessary to reshape the economic and financial equation of the Concession Agreement. In case that these delays in reshaping the much needed tariff scheme, in addition to the increased costs which characterize the real scenario for public utilities under concession, Edenor’s Board of Directors understand that this situation will cause cash flows and operating income to be negative in the next fiscal year, also showing impaired financial ratios.

Notwithstanding the foregoing, and even though the genuine recovery of Edenor’s economic equation basically depends on obtaining the electricity tariff increases agreed upon under the MOU, insofar as this condition is met, covering operating expenses and executing the investment plan will depend of the action taken by Edenor to procure the necessary financial resources.

Among other measures, and in order to have its resources under the MOU duly acknowledged, Edenor filed administrative proceedings before the ENRE, the SE, and the Planning Ministry, which were only partially resolved under Resolution No. 250/13. As a result of said partial outcome, Edenor’s Board of Directors decided to seek relief in court by filing a complaint for performance of contract, after exhausting all available administrative remedies. Additionally, Edenor also filed an injunction seeking for a prompt reshaping of revenues that may guarantee the public utility under concession while the ordinary action for performance of contract is pending in court.

Edenor’s Residential Tariff International Market Positioning

Consumption: 275 kWh per month, in US$ cents per kWh

2013 Annual Report | 35

Edenor’s Industrial Tariff International Market Positioning

Consumption: 1,095 MWh per month – Peak Demand 2.5 MW in Medium Voltage, in US$ cents per kWh

2013 Annual Report | 36

6.          Fiscal Year Relevant Events

6.1 |  Debt Securities Transactions by Pampa’s Subsidiaries

6.1.1 | Issuance of Bonds by Central Térmica Güemes (‘CTG’)

On March 6, 2013, CTG issued Bond Series III, with a par value of AR$36.7 million at a private Badlar interest rate plus 4% margin, and principal repaid in a single installment 12 calendar months after the date of issuance; and Bond Series IV, with a par value of AR$9.5 million at a 3% fixed interest rate, and principal being repayable in a single installment 24 calendar months after the date of issuance. Interest on both series is repayable on a quarterly basis.

6.1.2 | Issuance of Short-Term Notes (‘VCPs’) by Petrolera Pampa

On March 27, 2013, under the Global Commercial Paper Program up to AR$200 million, Petrolera Pampa (“Petrolera”) issued VCPs Series 5 with a par value of AR$77.8 million, at a private Badlar interest rate plus 2.99% margin, and principal repaid in a single installment 12 calendar months after the date of issuance; and U.S. dollar-linked VCPs Series 6, with a par value of AR$4.3 million at a 0.01% fixed interest rate and an initial exchange rate of AR$5.1077 for each US$1, and principal repaid in a single installment 12 calendar months after the date of issuance.

Moreover, on October 3, 2013, Petrolera Pampa issued VCPs Series 7, with a par value of AR$65.4 million at a private Badlar interest rate plus a 4% margin, and principal being repayable in a single installment 12 calendar months after the date of issuance.

On June 26, 2013, under the Global Non-Convertible Bond Program up to US$100 million or any other amount denominated in any other currency, Petrolera Pampa issued plain non-convertible bonds with a par value of AR$254.8 million at a private Badlar interest rate plus a 3% margin, with principal being repayable in a single installment 36 calendar months after the date of issuance.

Interest on VCPs, as well as bond issues shall be payable on a quarterly basis.

6.1.3 | Refinancing of Bonds Maturing in 2015 by Central Térmica Loma de la Lata (‘CTLL’)

On March 1, 2013, CTLL Extraordinary General Bondholders’ Meeting resolved that Bond’s principal and interest payments for the year 2013 should be extended to September 2015. Besides, bonds may be redeemed without any additional cost for up to US$20 million.

6.1.4 | CTG Syndicated Loan

On February, 28, 2013, under the terms of a syndicated loan, CTG refinanced the outstanding credit line facilities for an amount of AR$79 million, for a term of one year, payable in two tranches:

•           Tranche A, for AR$61.3 million, at BADCOR floating rate plus a margin of 375 basis points; and

•           Tranche B, for AR$17.4 million, at fixed interest rate of 22.25%.

2013 Annual Report | 37

Moreover, on December 20, 2013, the first amendment to the above mentioned syndicated loan agreement was signed, including the following main changes:

•           Applicable rates were decided as follows: For floating Tranche A, BADCOR rate plus a margin of 500 basis points, and for fixed Tranche B, a rate of 29%;

•           The syndicated loan shall be amortized in ten consecutive and quarterly payments, the first beginning six months as from the amendment date. The first seven payments shall be made for an amount equal to 60.96% of the loan principal; the eighth and ninth payments, for an amount equal to 25.4%, and the last one shall be made thirty-three months as from the amendment date.

6.2 |  CTLL’s Expansion Project

6.2.1 | Quantifying Arbitration Claims Against Expansion Project Contractor

Regarding the dispute between CTLL and the power plant combined cycle expansion project contractor, Isolux Corsan Argentina S.A.- Tecna Estudios y Proyectos de Ingeniería S.A. and Isolux Ingeniería S.A.- Tecna Proyectos y Operaciones S.A. (the ‘Contractor’), which gave rise to the filing of a Request for Arbitration before the International Chamber of Commerce (‘ICC’) Court of Arbitration, it is reported that the submission of initial pleadings, answer to the request, and counterclaims by the parties has been completed, and that the International Court of Arbitration has scheduled evidence hearings for March 10 to 21, 2014.

It should be noted that the Contractor quantified its claims at US$97.5 million, whereas CTLL quantified its claims at US$228.2 million.

6.2.2 | Recommissioning of CTLL’s Steam Turbine

Regarding the November 2012 accident arising from specific technical failures in CTLL’s steam turbine, which caused this unit to be decommissioned until June 24, 2013, it is worth mentioning that such failures were repaired and, since then, the unit has been commissioned again.

6.2.3 | Compensation Agreement with Insurance Companies

Regarding the November 2012 accident, in 2013 CTLL collected the amount of AR$245.2 million as insurance compensation.

6.2.4 | Registration of CTLL Expansion Project under the United Nations Framework Convention on Climate Change (‘UNFCCC’) Clean Development Mechanism (‘CDM’)

On March 24, 2013, CTLL was notified by the UNFCCC Secretariat of the CDM registration of the CTLL combined cycle conversion project, to become effective as from March 11, 2013. CDM registration shall enable CTLL to issue approximately 650,000 certificates of emission reduction (‘CERs’) on an annual basis for a term of 7 years, which may be extended to a total period of 21 years.

2013 Annual Report | 38

6.3 |  Relevant Events Related to Pampa’s Subsidiary Empresa Distribuidora y Comercializadora Norte S.A. (‘Edenor’)

6.3.1 | Offsetting the Electricity Penalty Program (‘PUREE’) with the Cost Monitoring Mechanism (‘MMC’)

On May 7, 2013, and November 6, 2013, the SE issued Resolution No. 250/13 and Note No. 6,852/13, respectively, providing as follows:

a.      Authorizing the values corresponding to the MMC adjustment for the May 2007 - September 2013 period, as determined under Section 4.2 of the MOU, but without starting the expected review process in the event that fluctuations are higher than 5%;

b.     Determining Edenor’s debt as of September 30, 2013, for the PUREE program for the May 2007 - September 2013 period;

c.      Authorizing Edenor to offset the remaining debt specified in paragraph b) until September 2013 up to the amount of the credit claims specified in paragraph a), including any relevant interest on both amounts;

d.     Instructing CAMMESA to issue Sales Settlements with Maturity Date to be Defined (‘LVFVD’) for the surplus MMC amounts after offsetting the remaining debt as specified in the above paragraph c);

e.     Authorizing CAMMESA to receive LVFVD as part payment of past due debts with CAMMESA for MEM economic transactions until May 7, 2013 which, in the case of Edenor, amounted to AR$678 million, including interest as of such date;

f.      Instructing Edenor to assign credit claims for surplus LVFVD, in compliance with the provisions set forth in the above paragraph, to the trust created under energy regulator ENRE Resolution No. 347/12 Fund for Consolidation and Expansion of Electricity Distribution Works (‘FOCEDE’.)

If the SE deems it timely and convenient, it may broaden in whole or in part the scope of implementation of the provisions set forth in the foregoing resolution and explanatory note consistently with the information received from ENRE and CAMMESA.

Therefore, as of December 31, 2013, Edenor presented its Financial Statements showing revenues for recognition of higher MMC costs for AR$2,933 million, and net interest for AR$197.5 million, corresponding to the implementation of SE Resolution No. 250/13 and SE Note No. 6,852/13. EDENOR considers that the remaining LVFVD will be issued and offset or settled within the 2014 fiscal year.

6.3.2 | Edenor’s Negative Shareholders’ Equity. Suspension and Re-Opening of Trading of Publicly-Listed Stocks

At the meeting held on May 9, 2013, the Board of Directors decided to approve Edenor Financial Statements for the period year ended on March 31, 2013. As of such date, Edenor recorded a negative Shareholders’ Equity of AR$92.3 million.

As a result, trading of publicly listed Edenor stocks was halted, but it was reopened on May 13 pursuant to Buenos Aires Stock Exchange (‘BCBA’) Resolution No. 1/2013.

2013 Annual Report | 39

6.3.3 | Ministry of Federal Planning, Public Investment and Services Ministry (‘MinPlan’) Resolution No. 3/2014

On January 3, 2014, MinPlan Resolution No. 3/2014 was issued, providing that investments to be made with funds from the FOCEDE created by ENRE Resolution No. 347/2012 will be authorized by the MinPlan Coordination and Compliance Control Deputy Secretary’s Office, which will give the necessary instructions for the execution and completion of works and investments to be made with FOCEDE funds.

Resolution No. 266/14 of January 24, 2014 provided for the creation of a technical commission with the duty to participate and advise the Coordination and Compliance Control Deputy Secretary’s Office on the technical, economic, and any other aspects concerning investments to be made with FOCEDE funds. This commission shall consist of three representatives, one from ENRE, one from the Secretariat of Energy and one from the Secretariat of Public Works -the latter two reporting to the MinPlan-; also inviting the Ministry of Economy and Public Finance, as well as the Auditor General’s Office (‘SIGEN’).

6.3.4 | Closing of Empresa Distribuidora de Energía Norte (‘Eden’)’s Sale

On April 5, 2013, the sale of AESEBA S.A. (‘AESEBA’) was closed, as reported on February 27, 2013. Through this sale transaction, Servicios de Distribución Eléctrica Buenos Aires Norte S.L. purchased the shares representing 100% of capital stock and AESEBA voting rights, this company being also the owner of 90% of Eden’s capital stock and voting rights.

6.3.5 | ENRE Approval for the Acquisitions of Empresa Distribuidora Eléctrica Regional S.A (‘Emdersa’) and AESEBA

On August 5, 2013, Edenor was given notice of the passing of ENRE Resolution No. 216/2013, whereby the electricity regulator resolved that the procedure set forth in Section 32 of Act No. 24,065 had been completed in timely manner, concerning the purchase transactions of EMDERSA, AESEBA, and their respective subsidiaries made by Edenor in March 2011. Therefore, the ENRE formally authorized said acquisitions.

6.3.6 | Sale of Empresa Distribuidora de Electricidad de La Rioja S.A. (‘Edelar’)

On October 30 2013, the sale of Edelar was completed, after receipt of the purchase offer on September 17 and its acceptance by Edenor Board of Directors on October 4, 2013. The transaction consisted of: (i) the sale of the shares indirectly held by Edenor in Emdersa, parent company of Edelar; and (ii) the assignment of loans held by Edenor in relation to Emdersa and Edelar, to Energía Riojana S.A. (‘ERSA’), in its capacity as a buyer and assignor, and the Government of La Rioja Province, in its capacity as the controlling shareholder of the buyer company. The selling price of the shares was AR$55.7 million, and the price of the assigned loans was AR$19.5 million.

6.4 |  Renewal Agreement of the Instrumental Agreement for Transener and Transba

On May 13 and May 20, 2013, Transener and Transba, respectively, signed a Renewal Agreement of the Instrumental Agreement (the ‘Renewal Agreement’) entered into with the Secretariat of Energy (‘SE’) and the National Electricity Regulatory Agency (‘ENRE’), in force up until December 31, 2015, mainly providing for the recognition of a credit of AR$786 million to Transener and Transba arising from cost variations in the period December 1, 2010 to December 31, 2012, as calculated on the basis of the MOU-Based Cost Variation Index (‘IVC’.)

2013 Annual Report | 40

The Renewal Agreement also provided for a cash flow scheme and an investment plan, which Transener and Transba will implement in 2013 and 2014, taking into account that repayments should be received according to the Addenda. The consolidated investment plan set forth in the Renewal Agreements provides for repayments in 2013 and 2014 totaling approximately AR$399 million and AR$307 million, respectively.

6.5 |  Relevant Events on Petrolera Pampa

6.5.1 | Agreement between Petrolera Pampa and Petrobras for New Wells Exploitation in the Province of Neuquén

On February 8, 2013, Petrobras Argentina S.A. (‘Petrobras’) accepted an offer from Petrolera Pampa, a subsidiary of Pampa, to jointly invest in ‘El Mangrullo’ block, located in the province of Neuquén, with the purpose of achieving a production level (the ‘Plateau’) of 400,000 cubic meters per day for a four-year term.

In accordance with the terms of the offer, Petrolera has committed to invest up to US$22 million for the drilling of four wells to achieve the Plateau. In return, Petrolera will acquire 43% of the rights to have free disposal at the wellhead and commercialize the hydrocarbons resulting from the committed investments. Moreover, in the event of demanding additional drilling of wells to maintain the total production during said period, Petrolera and Petrobras will pay the new well drilling costs proportionally to their participation.

It is worth mentioning that this offer, together with prior agreements between the parties, will enable Petrolera and Petrobras to increase hydrocarbon production at the ‘El Mangrullo’ block to 800,000 cubic meters per day for selling under the Gas Plus Program.

6.5.2 | Capital Increase in Petrolera Pampa. Assignment of Preemptive Subscription and Accrual Rights on behalf of Pampa Energía Shareholders

On November 6, 2013, Petrolera Pampa Extraordinary General Shareholders’ Meeting approved a capital stock increase of up to 59.7 million of common stock with a par value of AR$1 per share, to be publicly offered in Argentina. Petrolera Pampa Extraordinary General Shareholders’ Meeting decided to authorize the Board of Directors to determine the final stock subscription price between AR$1.35 and AR$2 per share.

Moreover, Pampa’s Board of Directors decided to assign their preemptive subscription right to the capital increase in Petrolera Pampa to all the Company’s shareholders registered with the central securities depository Caja de Valores S.A. as of October 2013. This company board decision enabled the above-mentioned Pampa shareholders to participate directly in the development of the oil and gas business in Argentina, which offers excellent opportunities for growth.

Between December 20, 2013 and January 8, 2014 Petrolera Pampa opened the period to exercise preemptive subscription and accrual rights up 59.7 million shares, each with a par value of AR$1 and subject to one vote per share, at a subscription price of AR$1.675 for each new share. As a result of the underwriting procedure, total subscription amounted to 59.7 million shares, of which 17.8 million new shares accounted for preemptive rights, and 41.9 million new shares, for accrual rights. On January 14, 2014, Petrolera Pampa began trading its BCBA-listed shares under ticker symbol PETR.

Funds from new share subscriptions will be used for (i) investing in physical assets located in Argentina; (ii) paying up working capital; (iii) refinancing; and/or making capital contributions to Petrolera Pampa subsidiaries or affiliates, the proceeds of which shall exclusively be applicable for such purposes.

2013 Annual Report | 40

6.5.3 | Agreement with YPF for Developing Oil Production from the Rincón del Mangrullo Block

On November 6, 2013, Petrolera Pampa entered into an investment agreement with YPF S.A. (‘YPF’), committing itself to invest US$151.5 million in exchange for a 50% share in the production of hydrocarbons at Rincón del Mangrullo block, located in the province of Neuquén, pertaining to the Mulichincho formation.

The Agreement consists of two mandatory investment phases. During the first phase, Petrolera Pampa has agreed to invest up to US$81.5 million in 3D seismic exploration surveys and the Block's production development. Moreover, YPF will build the necessary gas treatment plant and gas pipeline for evacuating the production. Once the first investment phase is completed, Petrolera Pampa may choose to continue to the second phase for up to US$70 million.

After the two mandatory phases are completed, the parties will go ahead with the necessary investments to develop the Block, in accordance with their respective percentage share.

6.6 |  Corporate Reorganization: Merger Between Subsidiaries

With the purpose of optimizing resources, by simplifying operational, administrative, and corporate structure, on September 27, 2013 the Board of Directors of CTG, Emdersa Generación Salta S.A. (‘EGSSA’), and EGSSA Holding decided to start proceedings for CTG to jointly merge EGSSA and EGSSA Holding. CTG Extraordinary General Shareholders’ Meeting held on December 20, 2013 approved said merger and, for accounting, fiscal, and legal purposes, the effective corporate reorganization date shall be retroactive to October 1, 2013. As of the date of release of this Annual Report, the relevant administrative approval is pending at the Regulatory Agency for Corporations (‘IGJ’.)

Moreover, on October 7, 2013, Edenor Board of Directors decided to start proceedings for Edenor to merge Emdersa Holding, and this merger was approved at the Edenor Extraordinary General Shareholders’ Meeting held on December 20, 2013. For accounting, fiscal, and legal purposes, the effective corporate reorganization date shall be retroactive to October 1, 2013. As of the date of release of this Annual Report, the relevant administrative approval is pending at the IGJ.

Finally, on December 17, 2013, CTLL Board of Directors decided to start proceedings for CTLL to merge with Powerco.

6.7 |  2012-2013 CAMMESA Maintenance Financing to Central Piedra Buena S.A. (‘CPB’)

On January 8 and January 22, 2013, CAMMESA provided financing to CPB for a total amount of AR$32.7 million, which will be used for the execution of works on the CPB steam turbines included in the 2011-2016 Works Plan.

Moreover, it was stipulated that CPB should start repaying the amounts financed as from the total advanced financing payment date or 12 months after the first repayment, whichever is earlier, in 18 monthly and consecutive payments subject to an interest rate equal to the average yield received by CAMMESA for financial lending.

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7.         Description of Our Assets

Pampa Energía S.A. is the largest fully integrated electricity company in Argentina. Through our subsidiaries, we are engaged in the generation, transmission and distribution of electricity, as well as the production and transportation of natural gas and gas fluids:

* CTLL’s installed capacity includes 178 MW from conversion to combined cycle, which was commissioned on November 1, 2011 at 165 MW. ** As from October 1, 2013, Central Térmica Piquirenda was merged to Central Térmica Güemes.

Our generation segment has an installed capacity of approximately 2,217 MW, which is equal to 7.1% of Argentina’s installed capacity.

Our transmission segment co-controls the operation and maintenance of the Argentine high voltage transmission grid covering more than 12.2 thousand km of proprietary lines, as well as 6.2 thousand km of Transba-owned high voltage lines. Transener transports 90% of the electricity in Argentina.

Our distribution segment is composed of Edenor, the largest electricity distributor in Argentina, with more than 2.8 million customers and a concession area covering the northern City of Buenos Aires and northwestern Greater Buenos Aires.

Finally, our other business segment consists of Petrolera Pampa, a company established in 2009 for oil and gas production and exploration in Argentina, with operations in 6 areas and 29 productive oil wells, plus TGS, the country’s major gas transportation company, owning a 9.1 km-long gas pipeline network, and a gas fuel processing plant, General Cerri, with an output capacity of 1 million tons [3] .

[3] The acquisition of CIESA, controlling company of TGS, is pending approval from the Secretariat of Domestic Trade. Therefore, the financial statements do not consolidate our participation in TGS’s results.

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Corporate Structure as of December 31, 2013

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7.1 |  Electricity Generation

Pampa’s electricity generation assets include the company stakes in Hidroeléctrica Los Nihuiles S.A., Hidroeléctrica Diamante S.A., Central Térmica Güemes S.A. (which also owns Central Térmica Piquirenda, ‘CTP’), Central Térmica Loma de la Lata S.A., Central Piedra Buena S.A., and Emdersa Generación Salta S.A.

The following table summarizes Pampa’s electricity generation assets:

	Hydroelectric		Thermal				Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTG	CTLLL[1]	CPB	CTP[2]
Installed Capacity (MW)	265	388	361	553	620	30	2,217
Market Share	0.8%	1.2%	1.1%	1.8%	2.0%	0.1%	7.1%

Net Generation FY13 (GWh)	616	421	1,675	1,947	2,229	130	7,018
Market Share	0.5%	0.3%	1.3%	1.5%	1.7%	0.1%	5.4%
Sales FY13 (GWh)	833	630	2,268	2,372	2,676	130	8,909

Net Generation FY12 (GWh)	689	441	1,533	2,479	3,265	110	8,516
Variation Net Generation FY13 - FY12	-10.6%	-4.6%	+9.2%	-21.4%	-31.7%	+18.9%	-17.6%
Sales FY12 (GWh)	965	721	2,016	2,769	3,829	110	10,410

Average Price FY13 (AR$ / MWh)	167.3	202.7	222.0	237.3	144.1	n.a.	193.0
Average Gross Margin FY13 (AR$ / MWh)	33.1	27.9	61.4	103.0	(12.0)	n.a.	44.5
Average Gross Margin FY12 (AR$ / MWh)	60.2	49.6	41.3	118.9	1.8	222.2	51.6

Note: gross margin before amortization and depreciation. 2 CTLL’s installed capacity includes 178 MW from conversion to combined cycle, which was commissioned on November 1, 2011 at 165 MW. Due to CTG merger with EGSSA and EGSSA Holding, the 2013 average price and gross margin takes into account CTP results.

The following chart shows Pampa’s market share in the electricity generation segment, measured in terms of net generation in 2013:

2013 Net Electricity Generation

100% = 125,167 GWh

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Hidroeléctrica Los Nihuiles S.A. (‘HINISA’)

In June 1994, HINISA was granted a thirty-year concession for the generation, sale, and marketing of electricity from the Nihuiles hydroelectric system (the ‘Los Nihuiles System’). Located on the Atuel river, in the Province of Mendoza, the Los Nihuiles System has an installed capacity of 265.2 MW, which represents 0.8% of Argentina’s installed capacity, and it consists of three dams and three hydroelectric power generation plants (Nihuil I, Nihuil II and Nihuil III), as well as a compensator dam. The Los Nihuiles System extends for a total distance of approximately 40 km with a height differential between 440 m and 480 m. From 1990 to 2013, its annual average generation was 873 GWh, with a record high of 1,250 GWh in 2006 and a record low of 586 GWh in 2011.

HINISA’s revenues consist of energy and capacity sales. Total revenues for the fiscal year ended December 31, 2013 were AR$139 million, corresponding to (i) net power generation of 616 GWh, 10.6% lower than in 2012; and (ii) hydraulic contribution of 710 Hm3, 2.6% lower than in 2012. HINISA executed 54% of its sales on the spot market.

The following table shows the most relevant statistical data on Hidroeléctrica Los Nihuiles:

	2009	2010	2011	2012	2013
Net Generation (GWh)	854	778	586	689	616
Energy Purchases (GWh)	308	302	287	276	217
Total Energy Sales (GWh)	1,162	1,080	873	965	833

Average Price (AR$ / MWh)	133.5	158.7	190.7	186.2	167.3
Average Gross Margin (AR$ / MWh)	60.3	66.0	63.6	60.2	33.1

Note: Gross Margin before depreciation and amortization.

2013 Annual Report | 46

Hidroeléctrica Diamante S.A. (‘HIDISA’)

In October 1994, HIDISA was granted a thirty-year concession for the generation, sale and marketing of electricity from the Diamante hydroelectric system (the ‘Diamante System’). Located on the Diamante River, in the Province of Mendoza, the Diamante System has an installed capacity of 388.4 MW, which represents 1.2% of Argentina’s installed capacity, and it consists of three dams and three hydroelectric power generation plants (Agua del Toro, Los Reyunos, and El Tigre). The Diamante System extends for a total distance of approximately 55 km with a height differential between 873 m and 1,338 m. From 1990 to 2012, its annual average generation was 595 GWh, with a generation record high of 943 GWh in 2006 and a record low of 375 GWh in 1997.

HIDISA’s revenues consist of energy and capacity sales. Total revenues for the fiscal year ended December 31, 2013 were AR$128 million, corresponding to (i) net power generation of 421 GWh, 4.6% lower than in 2012; and (ii) hydraulic contribution of 802 Hm3, 10.5% higher than in 2012. HINISA executed 48% of its sales on the spot market.

The following table shows the most relevant statistical data on Hidroeléctrica Diamante:

	2009	2010	2011	2012	2013
Net Generation (GWh)	600	538	406	441	421
Energy Purchases (GWh)	327	313	300	280	209
Total Energy Sales (GWh)	927	851	706	721	630

Average Price (AR$ / MWh)	160.6	183.2	217.9	215.9	202.7
Average Gross Margin (AR$ / MWh)	65.4	64.0	44.1	49.6	27.9

Note: Gross Margin before depreciation and amortization.

2013 Annual Report | 47

Central Térmica Güemes S.A. (‘Güemes’ or ‘CTG’) and Central Térmica Piquirenda (‘CTP’)

Central Térmica Güemes is located in northwestern Argentina, in the City of General Güemes, Province of Salta. Privatized in 1992, it has a 261 MW open cycle thermal power generation plant with the addition, in September 2008, of a General Electric natural gas-powered turbo generator unit of 100 MW, totaling 361 MW, which accounts for 1.2% of Argentina’s installed capacity. From 1993 to 2012, its average annual generation was 1,830 GWh, with a generation record high of 1,903 GWh in 1996, and a record low of 1,030 GWh in 2003.

As from October 1, 2013, CTP’s parent company, Emdersa Generación Salta S.A. (‘EGSSA’) and EGSSA Holding merged into and was taken over by CTG [4] . Central Térmica Piquirenda is located in northwestern Argentina, in the small village of Piquirenda, Municipality of Aguaray, Department of General San Martín, Province of Salta. The construction started in early 2008 and finished in 2010. It has a 30 MW thermoelectric power generation plant consisting of ten GE Jenbacher JGS 620 gas-powered motor-generators, which represent 0.1% of Argentina’s installed capacity.

CTG and CTP total revenues for the fiscal year ended December 31, 2013 were AR$503 million, corresponding to (i) CTG net power generation of 1,675 GWh, 9.2% higher than in 2012; and (ii) CTP net power generation of 130 GWh, 18.9% higher than in 2012. Such increases are mainly due to higher availability of gas at CTP, and to scheduled maintenance services at CTG all over 2012.

The following table shows the most relevant statistical data on Central Térmica Güemes:

	2009	2010	2011	2012	2013*
Net Generation (GWh)	1,699	1,533	1,846	1,533	1,675
Energy Purchases (GWh)	521	640	480	483	593
Total Energy Sales (GWh)	2,220	2,172	2,325	2,016	2,268

Average Price (AR$ / MWh)	197.5	233.0	224.1	218.6	222.0
Average Gross Margin (AR$ / MWh)	77.9	76.4	64.8	41.3	61.4

The following table shows the most relevant statistical data on Central Térmica Piquirenda:

	2011	2012	2013
Net Generation (GWh)	66	110	130

Average Price (AR$ / MWh)	388.0	411.8	n.a.
Average Gross Margin (AR$ / MWh)	125.8	222.2	n.a.

Note: Gross Margin before depreciation and amortization. * Due to CTG merger with EGSSA and EGSSA Holding, the 2013 average price and gross margin takes into account CTP results.

[4] For further information, see item 6.6 of this Annual Report.

2013 Annual Report | 48

Central Térmica Loma de la Lata S.A. (‘CTLL’)

Central Térmica Loma de la Lata is located in Loma de la Lata, Province of Neuquén. The plant was built in 1994 and it consists of three gas turbines with an installed capacity of 375 MW and the addition of a 178 MW Siemens steam turbine for the conversion to combined cycle.

On November 1, 2011, CAMMESA granted the commissioning of CTLL’s installed generation capacity expansion works and approved it to start commercial operation in the Wholesale Electricity Market with a capacity of 165 MW. However, on November 14, 2012, an accident took place that caused the decommission of the steam turbine unit. The repair took almost 7 months, which was finalized on June 2013, and since then, the steam turbine has been commissioned again.

From 1997 to 2013, the average annual generation was 1,322 GWh, with a record high of 2,479 GWh registered on 2012 and a record minimum of 272 GWh registered on 2002.

CTLL has a privileged location due to its proximity to one of the largest gas fields in Latin America, also named Loma de la Lata.

Total revenues for the fiscal year ended December 31, 2013 were approximately AR$563 million, corresponding to net power generation of 1,947 GWh, 21.4% lower than in 2012. Such decrease was mainly due to the technical problems in the steam turbine, which caused the decommission of said unit since November 2012, as previously described.

The following table shows the most relevant statistical data on Central Térmica Loma de la Lata:

	2009	2010	2011	2012	2013
Net Generation (GWh)	926	448	1,185	2,479	1,947
Energy Purchases (GWh)	26	29	14	290	425
Total Energy Sales (GWh)	952	476	1,199	2,769	2,372

Average Price (AR$ / MWh)	136.1	192.7	202.9	260.4	237.3
Average Gross Margin (AR$ / MWh)	24.2	24.0	58.6	118.9	103.0

Note: Gross Margin before depreciation and amortization.

2013 Annual Report | 49

Central Piedra Buena S. A. (‘CPB’)

Central Piedra Buena is located in the port of Ingeniero White, close to the City of Bahía Blanca, province of Buenos Aires. The plant consists of 2 turbines of 310 MW each, totaling 620 MW which represents 2.0% of Argentina’s installed capacity. The boilers can be indistinctly fed with natural gas or fuel oil.

The supply of natural gas is made through a proprietary 22 km gas pipeline, which is also operated and maintained by CPB, connecting with the main gas pipeline system of Transportadora Gas del Sur. Furthermore, CPB has two tanks for the storage of fuel oil with a combined capacity of 60,000 cubic meters. From 1997 to 2013, its average annual generation was 2,113 GWh, with a record high of 3,434 GWh in 2011, and a record low of 189 GWh in 2002.

Total revenues for the fiscal year ended December 31, 2013 were AR$386 million, corresponding to net generation of 2,229 GWh, 31.7% lower than in 2012. Such decrease was mainly due to restrictions on fuel consumption, and out of service for both steam turbines.

The following table shows the most relevant statistical data on Central Piedra Buena:

	2009	2010	2011	2012	2013
Net Generation (GWh)	2,390	2,646	3,434	3,265	2,229
Energy Purchases (GWh)	808	755	718	565	447
Total Energy Sales (GWh)	3,198	3,401	4,152	3,829	2,676

Average Price (AR$ / MWh)	255.2	398.5	424.0	539.8	144.1
Average Gross Margin (AR$ / MWh)	13.8	28.3	28.9	1.8	(12.0)

Note: Gross Margin before depreciation and amortization.

2013 Annual Report | 50

Financial Debt

As of December 31, 2013, the financial debt (excluding accrued interest) in the electricity generation segment had increased by AR$1,534 million (dollar-denominated debts converted as per an exchange rate of AR$6.521/US$). The following table shows financial debt by company and currency:

Subsidiary	AR$ Million	Annual Average Interest Rate	US$ Million	Annual Average Interest Rate
CPB*	-	-	-	-
CTG	115.4	28.4%	12.5	4.8%
CTLL	132.9	21.0%	184.6	11.5%
N&D	-	-	-	-
Total	248.3		197.1

*Excluding financing with CAMMESA for AR$65.6 million.

As of December 31, 2013, CPB held no financial debt, except for CAMMESA Financing Facility worth of AR$65.6 million.

CTG reduced its financial debt reduced compared to December 2012 by AR$16 million (from AR$213 million in 2012 to approximately AR$197 million in 2013. In 2013, CTG issued both dollar and peso denominated bonds the funds of which were mainly used to refinance peso-denominated ONs issued in 2012. In March 2013, CTG settled the entire dollar-denominated Series A and Series B corporate bond issues at 2% interest. Additionally, in December 2013, CTG refinanced the syndicated loan scheduled to mature in February 2014, thereby extending its final maturity date to September 2016 [5] .

In contrast, CTLL increased its financial debt compared to 2012 by approximately AR$516 million (from nearly AR$823 million to around AR$1,339 million), mainly due to capitalized interest in 2013 on dollar-denominated bonds maturing in 2015, and the exchange rate impact on CTLL dollar-denominated debt. After capitalizing interest, the amount of 2015 ONs went approximately from US$165 million to nearly US$185 million [6].

Regarding risk ratings, FixScr S.A. Credit Rating Agency (‘FixScr’, previously known as Fitch Argentina Calificadora de Riesgo) raised CTLL bond rating to ‘BBB+ (arg) with stable outlook from ‘BBB (arg)’ with negative outlook, due to the economic impact of commissioning the combined cycle after the accident occurred in its power plant in 2012. On the other hand, Moody’s Latin America, changed its rating from ‘B3/A3.ar’ to ‘B3/Baa1.ar’ at global and national scale, respectively, with stable outlook.

Additionally, in 2013 FixScr 2012 gave ‘A (arg)’ rating to CTG bonds Series II, Series III, and Series IV. At present, and due to the expected positive impact of the merger between EGSSA/EGSSA Holding and CTG, FixScr raised CTG rating to ‘A (arg)’ in January 2014 [7] .

[5] For further information, see item 6.1.4 of this Annual Report.

[6] For further information, see item 6.1.3 of this Annual Report.

[7] For further information, see item 6.6 of this Annual Report.

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7.2 |  Electricity Transmission

Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.

Transener is the leading company in the public service of extra high voltage electricity transmission of Argentina. It holds a concession over Argentina’s extra high voltage electricity transmission network composed by 12,214 kilometers of transmission lines and 44 transforming substations, apart from the 6,159 kilometers of lines and 92 transforming substations that comprises the network managed by Transener’s controlled company, Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires (‘Transba S.A.’, of which Transener holds 90%). Thus, Transener operates 90% of Argentina’s high voltage electricity lines.

The following table summarizes Transener’s most relevant technical and financial indicators:

	2012	2013
Technical Data*
Transener Transmission Lines (Km)	11,656	12,214
Transba Transmission Lines (Km)	6,158	6.159

Financial Information*
Net Sales**	528.9	873.8
Fiscal year comprehensive results	(105.5)	(3.0)
Attributable to company’s shareholders	(103.5)	(5.6)

Net cash flow provided by operating activities	18.0	(233.3)
Net cash flow used in investment activities	(74.0)	(214.8)
Net cash flow used in financing activities	51.9	391.5

Current assets	395.3	533.5
Non-current assets	1,257.7	1,351.8
Total Assets	1,653.1	1,885.3
Current liabilities	294.9	389.3
Non-current liabilities	845.2	986.3
Total Liabilities	1,140.1	1,375.6
Minority Interest	25.3	27.9
Shareholder’s Equity	487.7	481.8

* Consolidated annual financial statements under IFRS figures, in million pesos.

** Amounts showing continuous operations only.

2013 Annual Report | 52

Operation and Maintenance

Argentina’s Extra High Voltage National Interconnected System operated and maintained by Transener is subject to higher and higher load conditions every year. In 2013 the highest historical winter peak of 21,564 MW was exceeded, reaching an amount of 22,552 MW, as well as the historical summer demand peak of 21,949 MW at an amount of 23,790 MW. The same holds true from the electric power standpoint, as the demand peak is increasingly extending over time, which results in a power hike.

Despite the great number of power grid solicitations, in 2013 service quality has been wholly acceptable for the values required from a company like Transener, which ended the year with a Failure Rate equal to 0.52 failures per each 100 kilometer-line, consistently with international parameters accepted for companies which operate and maintain extra high voltage transmission systems.

The following chart shows Failure Rate associated with to the service provided by the power utility:

Failure Rate

(Rate per 100 km of 500 kV lines)

Investments

Transener continued with an investment plan to ensure the operational capacity of electricity grid, thereby making investments in 2013 which amounted to approximately AR$217 million.

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Business Development

Engineering Services –Works

Regarding power grid expansion works, Transener has focused its activity on those works in which the company has competitive advantages, prioritizing the works to be executed on the 500 kV system.

The development of a major engineering work program for replacing equipment and building new storage facilities within the transportation system has entailed the demand for other services, such as preparation of bidding documents, electricity studies, implementation of power generation and demand systems, testing and commissioning of step-up substations.

On the other hand, the execution of works was completed for the Comahue - Cuyo corridor Automatic Generation Disconnect system, including relevant studies, assembling of communications and control equipment, and commissioning of the new automated systems. All these works were hired by LICCSA. In addition, the execution of works commenced for assembling the communications and control equipment, as well as commissioning of cold line reactors, which will allow for the smooth operation of such interconnection with no power disturbance.

Regarding Yacyretá Bi-National Dam, cost estimates were prepared for its Auto-Disconnect Generation system as a result of power disturbances in the interconnection with Paraguay. Consulting services continued to be provided for the interconnection of Yacyretá with ET Ayolas 500 kV, but they are behind schedule due to the execution of works on the Paraguayan side.

Electricity Transmission-Related Services

Operation, maintenance and other services, such as specific testing, hired by private customers who own transmission facilities, for both private and public use (for their private use and as public utilities (independent and/or international transmission utilities) have been provided since the inception of Transener. All service agreements include provisions to maintain the real values of Transener’s remuneration.

As of the end of this fiscal year, the facilities served by Transener under these agreements include:

•           3,728 km of 500 kV lines;

•           210 km of 220 kV lines;

•           38 km of 132 kV lines.

Communications

In 2013, Transener continued to provide infrastructure services to several communications companies, comprising the assignment of dark fiber optics on its proprietary (Line IV), as well the lease of space in microwave stations and in their aerial-supporting structures. The increasing demand from mobile communications companies has led to a significant increase in these revenues both in terms of volume and of better prices involved.

On the other hand, Transener continued to provide support services for operating communications and data transmission to electric market participants.

2013 Annual Report | 54

Financial Situation

Given the current uncertainty about Transener and Transba’s tariff schemes, in 2013 its treasury management was based on prudential standards, aiming to ensure power grid operation by optimizing the use of cash funds to reduce risks and enhance hedging and yields.

As a result of the transactions executed during this fiscal year, particularly due to the first amortization payment of principal on Bond Series 1, the net financial debt as of December 31, 2013 amounted to US$143.1 million; there being no substantial refinancing needs until the year 2021.

Regarding Transener’s risk rating, Standard & Poor’s changed its domestic ratings to ‘raB’ negative and its global rating to ‘CCC’ negative for foreign and local currency.

2013 Annual Report | 55

7.3 |  Electricity Distribution

Empresa Distribuidora y Comercializadora Norte S.A. (‘Edenor’)

Edenor is the largest electricity distribution company in Argentina, in terms of number of customers and electricity sold (in GWh as well as in pesos). It holds a concession to distribute electricity on an exclusivity basis in northwestern Greater Buenos Aires and northern City of Buenos Aires, which covers an area of 4,637 sq. km. and a population of approximately 8 million people.

The following table summarizes Edenor’s electricity sales and customers:

							Variation
Type of Customer	2013			2012			% GWh	% Clients
	In GWh	Part. %	Clients	In GWh	Part. %	Clients
Full Year Period
Residential	9,114	42%	2,418,725	8,663	42%	2,376,981	+5.2%	+1.8%
Commercial	3,609	17%	346,659	3,405	16%	342,189	+6.0%	+1.3%
Industrial	3,458	16%	6,386	3,335	16%	6,144	+3.7%	+3.9%
Wheeling System	4,374	20%	713	4,261	21%	707	+2.7%	+0.8%
Others
Public Lighting	683	3%	22	668	3%	22	+2.1%	-
Shantytowns and Others	436	2%	388	429	2%	379	+1.7%	+2.4%
Total	21,674	100%	2,772,893	20,760	100%	2,726,422	+4.4%	+1.7%
The following table shows Edenor’s market share in the distribution segment in 2013:

2013 Total Electricity Distribution

100% = 98,728 GWh

2013 Annual Report | 56

The following table summarizes Edenor’s main technical and financial indicators:

	2012	2013
Technical Data
Distribution and transmission lines (Km)	36,462	37,007
Number of customers (million)	2.7	2.8
Electricity sales (GWh)	20,760	21,674

Financial Data*
Net sales**	2,976.2	3,440.7
Income for the year	(1,013.4)	772.8
Attributable to Company’s shareholders	(1,016.5)	771.7

Net cash flow provided by operating activities	538.5	1,584.2
Net cash flow used in investment activities	(590.4)	(1,256.6)
Net cash flow used in financing activities	(27.8)	(177.1)

Current assets	1,260.6	1,869.0
Non-current assets	5,387.9	5,389.1
Available assets held for sale	223.4	-
Total Assets	6,871.9	7,258.1
Current liabilities	2,124.9	3,283.1
Non-current liabilities	4,100.5	2,798.7
Liabilities related to assets held for sale	157.3	-
Total Liabilities	6,382.6	6,081.8
Shareholder’s Equity	489.3	1,176.3

* Consolidated annual financial statements under IFRS figures, in million pesos.

** Amounts showing continuous operations only.

The volume of electricity distributed in 2013 across Edenor’s area, including sale of energy and wheeling system, totaled 21,674 GWh. Energy purchased to meet such demand totaled 24,902 GWh, which represents an increase of 4.0% compared to 2012. In 2013, a total number of 44,097 customers were connected to the grid, which represents a contract capacity increase of 328 MW.

2013 Annual Report | 57

Commercial Area

Electricity demand recorded a year-on-year increase of 4.4% in 2013. Residential demand, in addition to large-scale demand, played a key role in demand behavior as a result of its year-on-year 5.2% increase, as well as its great share in total demand volume (42%). Large-scale demand, which has a similar share to residential demand (53%), recorded a year-on-year increase of 4.5%.

Large Customers

As mentioned above, in 2013 large-scale demand grew by 4.5%. This figure results from an increase in energy demanded under tariff 2 (‘T2’) of 6%, under tariff 3 (‘T3’) of 3.7%, and an increase in energy demanded by the wheeling system of 2.7%. In 2013, a total number of 123 ‘T3’ customers and 15 large users joined the grid.

Again, within the framework of SE Resolution No. 1,281/06, Edenor entered into a contract for the supply of power capacity, as well as base and plus electricity, on behalf of one customer and renewed its contracts with 47 other customers.

Energy Losses

The Annual Rolling Rate (‘TAM’) for total (technical and non-technical) energy losses reached 12.97% in 2013, 0.29 percentage points below the 13.26% rate in 2012.

During the winter season, in poor homes with no natural gas network access, several kinds of high energy consuming home-made devices continued to be used for room and water heating purposes. Mass use of such devices at the same time during the winter season created a substantial demand for energy.

The Company continued to work on the most significant fraud cases involving customers from the non-poor segment with the support of a law firm and on establishing new technological criteria for reducing the installations’ vulnerability. Regarding the recovery of energy, a number of 2,300 clandestine customers and 4,038 inactive customers were put back to normal, which represents an increase of 948 normalized customers more compared to 2012. Besides, 88,400 on-site inspection visits to residential customers, poor neighborhoods, and shopping centers allowed for adaptation and reinforcement of casings and normalization of networks and power supply connections.

2013 Annual Report | 58

The following chart illustrates the evolution of the annual rolling rate for energy losses since the beginning of Edenor’s concession:

Energy Losses: Annual Rolling Rate (%)

Investments

Investments made in 2013 amounted to AR$1,092 million, since Edenor’s Board of Directors expressly decided to prioritize investment execution over any other expenditure as a way of maintaining quality service delivery under safety conditions. It is worth mentioning that there has been a continuous recovery in the level of investments compared to the years following the 2002 crisis; even if we consider that all over 2013 the restrictions on the availability of resources continued, as a result of electricity tariff freeze and cost increases.

In order to meet this growing demand, most of the investments were used to build new infrastructure, to reinforce existing facilities, and to connect the new power supplies. Edenor’s continuously made its bests efforts to maintain efficient levels of fraud and delinquency ratios, as well as service and product quality. The Company also made substantial investments in environmental protection outdoor safety.

In comparative terms, there was an investment increase of AR$531 million in 2013, compared to investments made in 2012. This is due to the application of funds under management in accordance with the FOCEDE trust, created by Resolution No. 347/2012. Edenor’s historical investments since the commencement of its activities in 1992 until 2013 amount to AR$5,295 million.

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The following chart illustrates annual and accumulated investment:

Edenor Annual and Accumulated Investment

1992 – 2013

Financial Debt

As of December 31, 2013, Edenor’s total financial indebtedness rose to AR$1,350.5 million, including accrued interest for AR$40.2 million. Compared to the previous year, financial debt net of cash/cash equivalents and banks and current investments decreased by AR$325.7 million, as a result of the bonds that were repurchased and held in portfolio by Edenor, the Trust created for the sale of Eden, and more cash/cash equivalents necessary for meeting operational requirements within a context of bank financing restrictions.

The profile of the Company’s current indebtedness points to an average maturity of approximately 8.4 years and to average interest rate estimated at 9.8%. Nearly 99% of Edenor’s financial debt is dollar denominated, while the remaining balance is peso denominated.

On the ratings side, on December 23, 2013, Standard & Poor’s affirmed global ‘CCC-’ and local ‘raCCC+’ ratings of Edenor’s bond programs for a sum not to exceed US$600 million, final maturity in 2016; US$220 million, final maturity in 2017, and US$300 million, final maturity in 2002. In turn, Moody’s Latin America maintained its ‘Caa3’ global rating and ‘Caa3.ar’ local, with negative outlook, for the various series of bonds issued by Edenor.

2013 Annual Report | 60

7.4 |  Other Business

Petrolera Pampa S.A. (‘Petrolera’)

Petrolera Pampa was established with the purpose of supplying our thermal power stations. Petrolera Pampa was also interested in taking part in the production of hydrocarbons, so as to drive Pampa’s growth consistently with vertical integration. This initiative was in line with the Company’s strategy to support and take the lead in energy sector investments.

Natural Gas Excess Injection Encouragement Program

On February 14, 2013, the Economy Ministry issued Resolution No. 1/13, providing for the creation of the Natural Gas Excess Injection Encouragement Program, with the purpose of assessing and approving projects that may contribute to domestic hydrocarbon self-sufficiency. In turn, companies will receive U$S7.5 per million BTU on the total volume exceeding its Adjusted Base Injection.

Under Resolution No. 27/13, the coordinating commission included Petrolera Pampa in the stimulus program and, as a result, the company is currently receiving the relevant compensation.

Petrolera Pampa Projects

New Investment Agreement with YPF

On November 6, 2013, Petrolera Pampa entered into an investment agreement with YPF, whereby it has committed itself to invest US$151.5 million in exchange for 50% of the stake in the production of hydrocarbons from the Rincón del Mangrullo block (the ‘RDM block’) in the province of Neuquén, up to the Mulichinco formation (the ‘Assigned Stake’.) The Assigned Stake represents 50% of the rights and duties relating to the production of hydrocarbons from the RDM block, except for certain existing wells that have already been drilled by YPF within the RDM block, and new specific YPF-owned wells that will be drilled exclusively at YPF’s cost and expense.

The Investment Agreement consists of two phases:

•           Phase One: Petrolera has committed itself to invest US$80 million during this phase in the drilling, completion, and commissioning of approximately 17 wells, and US$1.5 million in the execution of 3D seismic surveys covering approximately 40 sq. km. During this phase, YPF has committed itself to execute the drilling, completion, and commissioning of 17 additional wells (the ‘YPF Wells’) which will be drilled in eastern RDM block. YPF will also build a gas treatment and cooling plant, as well as a nearly 55 km-long gas pipeline, which will facilitate connecting the RDM block with the backbone gas pipeline system.

•           Phase Two: After completing the first investment phase, Petrolera may choose to continue with the second phase for an amount not to exceed US$70 million, in which 15 wells are expected to be drilled anywhere within the RDM block. Phase Two shall not be mandatory for Petrolera. In case Petrolera decides not to go ahead with this second phase, YPF shall not be entitled to make any claim against Petrolera on any grounds whatsoever, the parties retaining the rights and obligations stipulated under the agreement, including Petrolera’s right on the hydrocarbon production from the wells drilled by said company during the first phase. From the agreement we can derive that, if Petrolera decides not to pay for the costs and investments in the new wells, it shall promptly forfeit any and all rights on the facilities built during Phase One, and such facilities will be included as part of the concession. Additionally, Petrolera shall not be entitled to make any claim whatsoever against YPF, except for certain rights.

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Expenses to be paid for the production and evacuation of hydrocarbons, plus royalties (12%), the relevant fee, and surface rights shall be borne proportionally to their respective stakes in the joint venture (‘UTE’), unless otherwise stipulated in the agreement.

Investment Agreement with Apache

In December 2010, Petrolera entered into an investment agreement with Apache to jointly engage in the development and exploitation of unconventional gas reservoirs.

The partnership with Apache is expected to produce 700,000 m3 per day of unconventional natural gas for a three-year term, intended to be sold to CTLL under the scope of the Gas Plus market. Gas production derives from low permeability gas reservoirs at the Anticlinal Campamento and Estación Fernández Oro blocks, in the provinces of Neuquén and Río Negro, respectively.

The preliminary drilling plan to maintain the production volume target for the three-year term included 30 wells. Petrolera has a 15% share in the necessary investments (initially estimated at approximately US$20 million) and operating expenses for developing such production, which enables Petrolera to obtain a proportional share in the production. As of the date of this Annual Report, investments under this agreement amount to US$17.5 million, with 22 productive wells. Moreover, the investment term has expired. Petrolera Pampa will receive the proceeds from the already drilled wells up until the end of their life cycle, and it shall bear the costs associated with well exploitation.

Investment Agreement with Petrobras Argentina S.A. (‘Petrobras I’)

On December 7, 2010, Petrolera entered into an investment agreement with Petrobras relating to the ‘El Mangrullo’ field, under which Pampa will acquire 43% of the right to freely dispose at the wellhead, commercialize, and process hydrocarbons from certain wells to be drilled in the field mentioned above.

Under such agreement, Petrolera has agreed to initially invest up to US$16 million to drill four wells, or any other sum of money required for drilling four wells, whichever amount is lower. In order to maintain a total production target of 400,000 m3 per day of natural gas under the Gas Plus Program for a four-year term. The total drilling plan includes nine wells. For Petrolera, this would imply a total investment of approximately US$24 million.

As of the date of this Annual Report, four wells have been drilled, thereby enabling to reach production volume target since March 2012. Investments under this agreement amount to US$20 million. For the period 2014 - 2015, the investment plan is expected to continue in case it is necessary to maintain production volume target.

Investment Agreement with con Petrobras Argentina S.A. (‘Petrobras II’)

On December 7, 2010, Petrolera entered into an investment agreement with Petrobras relating to the ‘El Mangrullo’ field, under which Pampa will acquire 43% of the right to freely dispose at the wellhead, commercialize, and process hydrocarbons obtained from certain wells to be drilled in such field.

Under this new agreement, Petrolera has agreed to initially invest up to US$22 million to drill four wells, or any other sum of money required for drilling four wells, whichever amount is lower. In order to maintain a total production target of 400,000 m3 per day of natural gas under the Gas Plus Program for a four-year term, the total drilling plan considers including nine wells. For Petrolera, this would imply a total investment of approximately US$33 million.

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As of the date of this Annual Report, three wells have been drilled, thereby to reach production volume target since July 2013. Investments under this agreement amount to US$17 million. For the period 2014 - 2017, the investment plan is expected to continue in case it is necessary to maintain production volume target.

Partnership with Rovella, Gas y Petróleo de Neuquén (‘G&P’)

As operator of the Senillosa exploration block, located in the province of Neuquén, Petrolera has made of all its contractual investments under the Partnership Agreement. In 2011, Petrolera performed a survey of the area based on geochemical testing, as well the acquisition of 3D seismic survey data on an area of approximately 132 sq. km. In 2012, Petrolera conducted two drilling campaigns involving 3 exploration wells each, resulting in a discovery well with hydrocarbon-bearing layers, and four other wells with hydrocarbon traces. After evaluating the result of 2012 drilling campaigns, Petrolera, jointly with its partners, successfully drilled a gas producing extension well, and it performed a workover on the discovery well drilled in 2012.

At present, Petrolera is drilling and completing two exploration wells at Quebrada del Sapo Block, both resulting into oil discovery wells. Therefore, these oil wells will be subject to assay and tested, and commissioned in due course. Additionally, the company is evaluating the feasibility to commission gas discovery wells.

As of this date, Petrolera’s total investments, including 3D seismic surveys in 2011, amount to US$11 million. In the event of producing hydrocarbons, Petrolera will be entitled to recover U$S3 million from investments made for the account and on behalf of the other partners.

After entirely fulfilling its investment commitments, Petrolera, jointly with Gas y Petróleo del Neuquén and Rovella Carranza, submitted a note before the Neuquén Province Oil and Gas Deputy Secretary’s Office, applying for the concession extension for two years.

Service Agreement for Hydrocarbon Exploitation from ‘El Caracol Norte’ Block

As a result of satisfactory performance of all the terms and conditions within the agreed-upon period, this agreement has been in full force since February 28, 2012.

In 2012, Petrolera began fulfilling its investment commitments by reinterpreting pre-existing 3D seismic data and performing two fracking operations on the PA x–3 well. As a result of the works done, the well has turned out to be productive, and the company is conducting assessment studies to determine the most efficient way of commissioning it, as well as the fulfillment of pending investment commitments.

For the first half of 2014, Petrolera expects to perform drilling of the committed well under the investment agreement.

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The following chart shows Petrolera Pampa’s operating performance:

Natural Gas Production by Agreement

Petrolera Pampa’s Share, in Million m3

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Transportadora del Gas del Sur (‘TGS’)

TGS is the largest gas transportation company in Argentina, operating the most extensive gas pipeline system in Latin America. It is also a leading company in the production and sale of natural gas liquids (NGLs) for both domestic and export markets, conducting this business from the General Cerri Complex, located in Bahía Blanca, Province of Buenos Aires. Moreover, TGS provides natural gas integrated solutions, and since 1998 it has entered the telecommunications business through its subsidiary Telcosur S.A.

In January 2011, Pampa acquired all the defaulted debt of CIESA, TGS’ parent company, as well as a 10% equity interest in CIESA through EPCA. This equity ownership interest entitles us to exercise the following rights, among others:

•           Appointment of one director in CIESA and TGS;

•           Appointment of the Vice Chairman in CIESA and TGS;

•           Pre-emptive right in CIESA; and

•           Approval of CIESA’s and TGS’ annual budget.

On July 13, 2012, Pampa and Petrobras reached a Conciliation Agreement, withdrawing any and all crossclaims, and CIESA’s defaulted debt was settled as a whole. Consequently, Pampa received from CIESA:

i.        Ownership of 34,133,200 Class B ordinary shares issued by Transportadora de Gas del Sur S.A. (‘TGS’), representing 4.3% of TGS’ capital stock and voting rights;

ii.       A payment of US$87.0 million; and

iii.      Pampa’s appointment as trust beneficiary under the Trust Agreement dated August, 29, 2005, where The Royal Bank of Scotland–Argentine Branch acts as trustee, holding the trust ownership of 40% of CIESA’s shares (the ‘Trust Shares’). Therefore, once the pending government’s approval is obtained, the Trust Shares will be transferred to Pampa, according to the terms and conditions of the Restructuring Agreement, as amended (‘Restructuring Agreement’), and duly signed by CIESA and its financial creditors.

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The following table summarizes TGS’ main technical and financial indicators:

	2012	2013
Technical Data
Gas Transportation
Average firm capacity purchases (in million m3 per day)	82.6	82.5
Average deliveries (in million m3 per day)	65.5	65.9

Liquid production and marketing
Total liquid production (in thousand tons)	905.3	910.4
Gas processing capacity (in million m3 per day)	46.0	46.0
Storage capacity (in tons)	54,840	54,840

Financial Data*
Net sales**	2,575.0	2,864.9
Net income	232.7	107.5

Net cash flow provided by operating activities	509.7	871.0
Net cash flow used in investment activities	(202.2)	(484.6)
Net cash flow used in financing activities	20.0	(238.1)

Current assets	1,502.6	1,803.1
Non-current assets	4,050.2	4,269.8
Total Assets	5,552.8	6,072.9
Current liabilities	829.8	1,347.7
Non-current liabilities	2,689.1	2,702.1
Total Liabilities	3,518.9	4,049.8
Shareholder’s Equity	2,033.9	2,023.1

* Consolidated annual financial statements, figures in million pesos.

** Amounts show continuous operations only.

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Description of Business Segments

Regulated Segment: Gas Transportation

In 2013, revenues from this business segment amounted to AR$661.0 million, showing an increase of AR$57.6 million compared to AR$603.4 million recorded in 2012. This rise is based on higher revenues from interruptible natural gas transportation, as well as energy exchange and displacement.

During the winter of 2013, the TGS gas pipeline system was fairly responsive to meet demand needs, but the regulatory authority went on restricting the supply of natural gas to the industrial market with a view to reorienting and allocating gas to so-called priority users, mainly including residential, commercial, and NCG gas station users. Imposed restrictions affected direct carriers who maintain firm gas transportation service agreements with TGS, as well as grid-connected industries within the country’s distribution zones and nearby gas field areas.

Although natural gas transportation service tariffs have not been adjusted since 1999, as from the enactment in 2002 of the Public Emergency and Exchange Rate Regime Reform Act No. 25,561 (the ‘Public Emergency Act’), as subsequently extended on several occasions, the tariff scheme has remained wholly unchanged and/or adjusted. The combined impact of frozen tariffs and sustained cost increases has substantially impaired the operating income in the natural gas transportation business segment. Petrolera keeps on making all the necessary steps to have tariffs rearranged so that the company may get revenues that are consistent with adverse cost increases.

Regarding gas pipeline system expansions, Petrolera made progress in the development of natural gas transportation capacity expansion works commenced in 2006, which will allow for transportation of a total incremental volume of 10.7 million cubic meters per day, of which 8.7 million cubic meters per day are enabled and supported by currently effective firm gas transportation contracts. For the provision of enabled transportation services, TGS monthly receives an Access and Use Charge (‘CAU’), which has remained unchanged since it was created in 2005. These expansion works are developed and funded under the Gas Trust Indenture Program, with cash contributions by third-party investors, gas producers, and carriers winning the incremental transportation capacity bidding process, with a structure contemplating recovery through revenues from specific fiduciary fees, paid by all transportation company carriers and distribution company users who have entered into firm service agreements. During the development of expansion works, TGS undertakes the role of Project Technical Manager for the works to be executed on its gas pipeline system.

Non-Regulated Segment: Production and Marketing of Gas Liquids

Unlike the gas transportation business, the production and marketing of gas liquids is not regulated by ENARGAS.

In 2013, this segment-related revenues accounted for 72% of TGS total revenues, which increased by AR$229.6 million, from AR$1,835.7 million recorded in 2012 to AR$2,065.3 million in 2013.

The activities of production and marketing of gas liquids are conducted at Complejo Cerri, located close to Bahía Blanca, and supplied by all of TGS’ main gas pipelines. Ethane, propane, butane and natural gasoline are recovered at such industrial complex. TGS sells these liquids to both domestic and foreign markets. On the domestic market, propane and butane are sold to fractionation companies. On the foreign market, the sale of these products and natural gasoline are made at current international market prices. Regarding ethane, it is sold to Polisur at a price agreed upon between the parties.

Despite the prevailing restrictions on natural gas processing at Complejo Cerri imposed by the National Government, and thanks to effective resource management, in 2013 production proved to be slightly higher than in 2012 by 5,150 tons. It should be noted that the key drivers for such increased

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production include, inter alia, the lower processing level of Complejo Cerri upstream plants, which has helped natural gas arrive much more enriched, thus allowing for higher yield per processed cubic meter.

Nevertheless, increased revenues were adversely offset by lower premium per ton of sold product, as specified in the propane and butane export agreement in force between September 2013 and April 2014, followed by a substantial increase in gas costs supported by the price guidelines established by the government with the purpose of enforcing the Supplier of Last Resort program. For such reason, natural gas selling prices at the wellhead recorded increases of approximately 30% in 2013.

Sales of Gas Liquids by Destination Market

In Thousands of Tons, 2009 - 2013

Source: TGS.

Non-Regulated Segment: Other Services

Other Services segment is not regulated by ENARGAS. TGS provides so-called ‘midstream’ services, which mainly consist of treatment, impurity separation and gas compression. It can also include gas extraction and transportation at gas fields, construction services, inspection and maintenance of compression plants and gas pipelines, and steam generation services for the production of electricity. This business segment also includes revenues from telecommunication services provided through the subsidiary Telcosur S.A.

Revenues from Other Services segment recorded a slight increase from AR$135.9 million in 2012 to AR$138.6 million in 2013.

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8.          Human Resources

In 2013, the Human Resources (‘HR’) Division made effective progress towards optimizing controls and improving payroll processing. The 2014 goal will be to include CTG workers covered by union contracts in the central payroll processing system, thus completing a complex payroll integration process for workers covered by different collective bargaining agreements. Additionally, we intend to improve payroll processing reliability, optimization, and automation in order to minimize administrative workload.

Regarding the Compensation and Benefits Division, salaries were adjusted generally at the Central Administration, and according to collective agreements at power plants. In addition, highly significant benefits were updated in every maternity leave case occurring in the company (financial support for daycare centers, home office, and reduced working hours).

In 2013, our HR Training area continued to focus on the 3 main HR development drivers, such as Communication, Leadership and Team Work, designed for managers and directors; as well as on mentoring and coaching techniques, by organizing workshops on segment-specific activities. Moreover, Communication, Leadership and Team Work training was extended to staff with no reporting employees, thereby successfully integrating these HR drivers across the whole organization.

For 2014, we will keep on aligning Pampa with policies and practices that are consistent with world-class energy market companies, by achieving the commitment of our employees and the strategic goals of our Company, and at the same time, by creating an excellent work environment.

The major challenges will be to consolidate changes in the HR Development area, by adding more effective technology to the various processes, together with different communication and leadership practices in order to strengthen the development of new leaders and work groups. On the trade union front, we also aim to keep disputes at bay in each province, thereby reaching satisfactory agreements for all parties involved.

As to our Training are, in 2014 we will keep on working in matters of Communication, Leadership and Team Work, focusing on each work group and HR area. Moreover, we will go ahead with technical workshops on the specific activities relating to each job title, so that employees will be professionally educated and trained to become succession planning resources in the future.

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9.         Corporate Responsibility

We understand Corporate Responsibility as a strategic management model, covering the financial, social and environmental impacts related to the development of organizational activities. It implies a commitment to our stakeholders, including the community and our contributors as privileged groups.

We are true to our commitment to society, which goes beyond electricity demand satisfaction, being oriented towards improving the life quality of our employees, their families and the people in the communities where we operate.

We apply a social investment approach aimed at formalizing a real development and growth process. In order to achieve this, we promote programs that help strengthen the abilities of people and civil society organizations through Fundación Pampa Energía, showing a clear sustainable commitment of the company to the communities we are part of.

9.1 |  Main Corporate Responsibility Actions by Pampa Energía

Fundación Pampa Energía is the vehicle enabling us to honor our commitment to society, which goes beyond electricity demand satisfaction, because it is geared to improving the life quality of our employees, their families and the people in the communities where we operate

Scholarships for More Energy

The Scholarship for More Energy program was designed for answering to the small number of professionals that are properly trained to work in the energy sector, which can be noticed in the domestic and the international labor market. Its main goal is to provide comprehensive education to Electrical Engineers.

Since 2007, Fundación Pampa Energía, together with the Buenos Aires Institute of Technology (‘ITBA’), has promoted access to higher education of its employees’ children and young people from the communities of influence.

All over 2013, 12 enthusiastic and industrious young students have taken up Electrical Engineering courses with outstanding academic performance.

Technicians for the Future

On account of the specific problems affecting formal technical education, a technical school strengthening program was implemented by articulating and engaging most of the actors involved in education, focusing program intervention on teachers and students.

Fundación Pampa Energía worked jointly with the Buenos Aires Institute of Technology (‘ITBA’) and Escuela Juana Azurduy, a school in the town of Gral. Güemes, province of Salta, to develop a technical training program designed for 797 students and 36 teachers. Experiential learning covered 40 training hours face-to-face for Repair Shop area teachers. Distance learning provided a thorough virtual tutoring and assessment course.

This program has been implemented for only two years, but we have successfully created a domino effect by training teachers who can share and spread their knowledge not only in the pilot program school, but also in other schools where they teach. As a result, they indirectly expand their influence to seven nearby schools.

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Building Education with Energy’ Contest

Pampa promotes the participation of its contributors in the definition of its social investment. Through the ‘Building Education with Energy’ Program the contributors have the chance to submit projects to be implemented in the communities where they live and work.

Throughout 2013, 12 winning projects were implemented in the towns of Gral. Güemes (Salta), San Patricio del Chañar (Neuquén), Bahía Blanca (Buenos Aires), San Rafael (Mendoza), Morón, and San Isidro (Buenos Aires). Each of those projects was executed by a civil society organization, with the assistance of a company employee.

Project assessment was highly positive, and it allowed for making a significant contribution to education from different approaches and themes.

Energy for Life

As a prevention strategy, hydroelectric power plants Los Nihuiles and Diamante are implementing the Prevention of Accidents and Environmental Protection Campaign at strategic tourist points, such as Valle Grande, Nihuil I, and Los Reyunos. In the summer of 2013 - 2014, an awareness campaign was carried out on printed, television and radio broadcast media, in order to provide information on the applicable safety standards to water dam and reservoir areas.

The Energy Researchers

Under this program, more than 1,000 students from 9 schools in San Rafael (Mendoza) and 8 schools in Gral. Güemes (Salta) became ‘Researchers’ after the implementation of 10 workshops, one hour long each, which collected information on energy, energy sources, energy efficiency, ecological issues linked to the different energy types, and so on. Each workshop consists of various learning games, activities or experiments using the so-called ‘experience box’ given by the Company, in order to articulate concepts according to the different official syllabus areas, providing new resources to educate teachers who coordinate workshops. Thus, we can see how a genuine and relevant alternative educational experience is created from the act of playing and learning, motivating young children and teenagers to discover scientific spirit and research as a vocation.

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9.2 |  Main Corporate Responsibility Actions by Edenor

A Hundred Books for our School

This program invites government-run primary schools located within Edenor’s concession area to participate in a contest about different electricity-related matters. Edenor coordinates the program together with local governments. In 2013, schools from the municipalities of Malvinas Argentinas, San Miguel, Pilar, and Vicente López took part in it, with a total participation of over 15,000 students. The program encourages students to submit their projects in the form of mockups or posters and the prize winning school is awarded a library with over one hundred books. This year, the prize also included second-hand computers in good state of repair, as part of the technology upgrade executed by the Company.

This action began in 1995, and since then, more than 90,000 books and nearly 330 computers have been donated.

Connection to the Future

In 2013, the ‘Connection to the Future’ program visited one primary school of the concession area per day during the school year, staging an educational and interactive workshop on electric power. This is a participatory theater play based on teaching students what electricity is and its history, where it comes from and how it reaches our homes, what kind of safety measures are applicable, and how to promote energy efficiency. All the students of each school may participate in the activity and, at the end of each workshop, a booklet is handed out to each participant containing further information on the various topics under discussion. Additionally, each visited school receives a DVD with a 3D movie about electricity and its origin, safety and efficiency, with a similar quality to 3D videos in leading theme parks worldwide.

In 2013, 137 schools from Autonomous City of Buenos Aires and municipalities of La Matanza, Malvinas Argentinas, Pilar, and Vicente López took part in the program, and approximately 62,000 children saw the play. Since 1998, when this activity began, 2,500 schools have been visited and over 1.2 million children participated in the workshops.

Community Service Campaigns

In 2013, Edenor continued to include community service campaigns in its customer bills with a view to reporting action taken by different NGOs on behalf of the community. Service campaign information is also posted to Edenor’s institutional website. Below there is a list of participating institutions:

•           APAdeA (Argentine Association of Parents with Autistic Children), the campaign target of which is to improve quality of life of autistic patients and their families;

•           A.L.C.E.M. (Association for Multiple Sclerosis Prevention), the campaign of which is geared to helping patients who suffer from MS and/or other brain pathologies, as well as their families; and

•           Fundación Avon and OSIM, the present campaign continuing the Speak Loud & Clear campaign started in 2012 and focusing on gender violence prevention.

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9.3 |  Main Corporate Responsibility Actions by Transener and Transba

In 2013, Transener continued with the development of community service programs nationwide, including but not limited to, schools, hospitals, and children charities. The flagship programs are the following:

Fundación Hospital Garrahan

The Paper Recycling Program of the Foundation was continued in the Head Office and Ezeiza. Ever since 2008, 22,212 kilograms of paper have been collected.

CILSA

Gym equipment was donated to children who are included in the National Sports & Recreation Program. Twenty cerebral palsy wheelchairs were delivered to children and adults.

Moreover, in 2013, corporate volunteering action commenced through CILSA NGO participating in the delivery of orthopedic devices. In 2014, volunteering activities will expand to cover more charities.

Instituto Tecnológico del Comahue

Materials were donated to the Comahue Institute of Technology Science Department, located in the City of Neuquén, Province of Neuquén.

Public Awareness Activities

Talks to raise public awareness are organized at Schools, with the aim to promote Public Security Protection, strengthen environmental protection awareness, and disseminating information on the Company’s activities.

Charitable Collections

Throughout the year, Transener has organized charitable collections of toys, clothes, and non-perishable food, which are donated by the employees on a voluntary basis and distributed to different charities (non-governmental organizations, foundations, foster homes, and so on.)

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10.     Information Technology

Pampa’s Information Technology (‘IT’) area provides maintenance, development and innovation services for processing, technology and telecommunications, in line with business strategy and business needs.

In order to ensure our efficient IT management, we follow specific procedures based on high quality and control standards, which are monitored by us to assess compliance with energy sector goals, and to ensure ongoing improvement.

In 2013, we executed many actions and projects purporting to accommodate IT systems and processes to the energy business, optimize communications and services, reduce operational costs, and guarantee information security.

Below there is a list of the most significant projects executed throughout the year.

•            Expansion and enhancement of management reporting from different company sectors, implementation of document management sites to meet the needs of the legal counsel sector, and improvement in the publication of Rules and Procedures;

•            Installation of a new contingency scheme for plant-based equipment, and implementation of a software/hardware inventory system facilitating a more efficient management of our fixed assets;

•            Commercial mobile phone service agreement including the upgrade of equipment pieces;

•            Reinforced firewall scheme, and enhanced security control and reporting system.

Several investments are planned for 2014, with a view to enhancing productivity and efficiency of IT processes, addition of new technologies, and increased in data backup and security.

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11.     Environmental Management

All Pampa Energía-owned companies comply with the provincial and national environmental regulations and their licenses are regularly validated, so that they conduct business in harmony with the environment where they operate.

Electricity generators Central Piedra Buena and Central Térmica Güemes, as well as hydroelectric power plants Los Nihuiles and Diamante, maintained their certifications ISO 14001 - Environmental Management, ISO 9001 - Quality Management, and OHSAS 18001 - Occupational Health & Safety Management. Central Térmica Loma de la Lata added OHSAS 18001 to its integrated management system, and Central Térmica Piquirenda revalidated its ISO 14001 certification, and it added ISO 9001 to its management system. External audits on legal matters, as well as surveillance reviews by auditors from other Group-owned plants and local auditors from different provincial agencies, force us to keep ongoing control over the integrated management systems of each plant. By the end of 2013, the electricity regulator ENRE, represented by Universidad Tecnológica de Tucumán, audited Central Térmica Güemes and Central Térmica Piquirenda, whereas the rest of the power plants were not audited by the ENRE in 2013.

Environmental, as well as occupational health and safety, performance is measured consistently with indicators and methods arising from the application of Argentine standard IRAM 14031, including benchmarks regarded as necessary by each plant in order to optimize management and control.

Mock emergency actions; environmental, safety, and quality management training; and education of integrated management system internal auditors are common practices. None of the power plants has witnessed environmental incidents exceeding the maximum limits imposed by the Company as a measure for incident seriousness. Furthermore, Central Térmica Piquirenda and hydroelectric power plants HINISA and HIDISA have not recorded any occupational accident all over 2013.

Central Térmica Loma de la Lata

Taking into account the maintenance of a top-notch integrated management system, another important control point is the impact of industrial effluents that are dumped into the Mari Menuco Lake. Significant, continuous, and thorough lake water studies are conducted in the nearby waste dumping area, and the results have always been within the scope of the limits permitted by the laws of Neuquén province.

Ever since the commissioning of this thermal power plant, benchmark safety validation of Mari Menuco lake waters has shown CTLL’s degree of operational care, quality of cooling water treatment products, and perfect state of repair and maintenance of plant equipment.

Central Térmica Piquirenda

In October 2013, CTP was subject to the second ISO 14001:2004 certification maintenance audit, and the result was satisfactory. It also received the initial ISO 9001:2008 certification audit and, as a result, it was recommended that such certification be audited in line with the principal ISO type of audit. By the end of 2013, an ISO 9001:2008 certification audit was performed, concluding that the CTP Quality Management System is adequately implemented and documented, as well as fully compliant with regulatory requirements, and therefore the Quality Management System Certification was recommended accordingly. It should be underscored that its implementation was carried out with the participation of CTP, as well as CTG, staff members.

For 2014, CTP is planning to seek OHSAS 18.001:2007 Certification.

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Central Piedra Buena

Central Piedra Buena uses fuel oil to generate electricity, and it is particularly interested in complying with maximum limit standards for gas emission released into the atmosphere. In 2013, a new ENRE Resolution was implemented and, as a result, testing and audit reviews were performed on the continuous gas emission monitoring equipment software.

Deepening integration into the emergency project known as Integrated Community Disaster Recovery Plan (Apell Process), CPB implemented a radio system in order to become an integral part of the emergency communications network of the City of Bahia Blanca Industrial Pole, participated in mock disaster recovery actions between companies, and specifically trained its power plant staff to participate in emergency actions within the petrochemical pole. The Argentine Coast Guard Service validated the Port Protection Code, and the National Contingency Plan (‘PLANACON’) was put in place.

Central Térmica Güemes

In August 2013, CTG was subject to ISO certification 14001:2004, ISO 9100:2008, AND OHSAS 18001:2007 maintenance audit, all of which results were satisfactory.

Moreover, the operations staff was trained to set up emergency brigades for fire extinguishing and critical management of hazardous substance spillovers. This initiative will be completed with training in matters of confined space and flammable gases on fire.

For 2014, CTG is planning to complete the final stage of construction of the noise barrier, and the third stage of construction of the warehouse for engine oils which consists in implementing the firefighting system.

Los Nihuiles and Diamante Hydroelectric Power Plants

Monitoring reviews are constantly performed at both power plants, the results of which are highly satisfactory. Water is clean and there is presence of oxygen in deep waters, all of which is algae-free. This ideal scenario has remained unchanged since 2005. Moreover, there have been no hydrocarbon traces since 2004.

As in previous years, and since the year 2000, newly hatched fish -205,000 alevin- were grown in both Nihuil and Diamante river basins.

Pampa Energía is continuously improving its operations based on the steadfast principles and efforts of all the staff members from the Environment, Occupational Health and Safety, and Quality Management Areas.

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12.     Results for the Fiscal Year

Pampa focuses its business primarily on the electricity sector, by participating in electricity generation, transmission, and distribution based on its equity ownership interest in the legal entities involved in such segments.

The following table summarizes the consolidated ratios obtained during the fiscal year ended December 31, 2013, compared to the last fiscal year:

	12.31.13	12.31.12	12.31.11
Liquidity	0.77	0.66	0.75
Solvency	0.22	0.20	0.29
Immobilized Capital	0.72	0.79	0.74
Yield	0.147	(0.306)	(0.608)

Through its subsidiaries and share participations in joint businesses, and based on business nature, customer portfolio and risks involved, we were able to identify the following business segments:

•          Electricity Generation, consisting of the Company’s direct and indirect interests in Central Térmica Loma de la Lata, Hidroeléctrica Los Nihuiles, Hidroeléctrica Diamante, Central Térmica Güemes, Central Piedra Buena, Powerco, Pampa Comercializadora; as well as investment in shares of other electricity generation sector-related companies.

•          Electricity Transmission, consisting of Pampa’s indirect interest through Citelec in Transener and its subsidiaries. In order to show the information by segment, said indirect share participation has been consolidated proportionally.

•          Electricity Distribution, consisting of Pampa’s indirect interest in Electricidad Argentina, Edenor and its subsidiaries.

•          Holding and Other Business, consisting of Pampa’s financial investment transactions, holding activities, oil and gas exploration and exploitation, and other business.

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Consolidated Income Statement by Segment, 2013 Fiscal Year (AR$ Million)

Consolidated Income Statement				Holding and
(as of December 31, 2013)	Generation	Transmission	Distribution	Others	Deletions	Consolidated
Sale s revenue	1,729.3	435.3	3,440.7	157.3	-	5,762.6
Intersegment sales revenue	2.0	1.6	-	52.8	(47.1)	9.3
Cost of sales	(1,425.6)	(368.3)	(4,119.0)	(89.0)	35.1	(5,966.9)
Gross Income	305.7	68.6	(678.3)	121.0	(12.0)	(195.0)
Selling expenses	(79.7)	-	(549.1)	(6.6)	-	(635.4)
Administrative expenses	(139.0)	(79.7)	(332.6)	(102.7)	10.0	(644.1)
Other operating income	363.4	9.7	62.3	40.6	-	475.9
Other operating expenses	(45.8)	(0.0)	(143.4)	(22.2)	-	(211.5)
Results for participation in joint businesses	-	-	0.0		-	0.0
Results for participation in associates	-	-	-	2.2	-	2.2
Operating income before Res. No. 250/13 and Note SE No. 6,852/13	404.5	(1.5)	(1,641.1)	32.4	(2.0)	(1,207.8)
Higher Costs Recognition – Res. N o. 250/13 and Note SE No. 6,852/13	-	-	2,933.1	-	-	2,933.1
Operating Income	404.5	(1.5)	1,291.9	32.4	(2.0)	1,725.2
Financial income	63.9	174.5	287.1	7.9	(21.3)	512.1
Financial costs	(218.1)	(62.3)	(565.8)	(53.1)	21.3	(878.0)
Other financial results	(437.5)	(111.6)	(425.5)	352.1	-	(622.4)
Financial results, net	(591.6)	0.6	(704.2)	306.9	(0.0)	(988.3)
(Loss) Profit before income tax	(187.1)	(0.9)	587.7	339.3	(2.0)	737.0
Income tax and minimum expected profit tax	(20.7)	(0.9)	49.2	(19.9)	-	7.8
Net income for continuing operations	(207.8)	(1.8)	637.0	319.4	(2.0)	744.8
Discontinued operations	-	(3.2)	(128.9)		2.0	(130.0)
Adjustment for non-controlling participation in joint businesses	-	0.0	-		-	0.0
Total income for the period	(207.8)	(4.9)	508.1	319.4	-	614.8
Attributable to:
Owners of the Company	(191.9)	(4.9)	163.5	319.4	-	286.1
Non-controlling interests	(15.9)	-	344.6	-	-	328.7
Consolidated Balance Sheet				Holding and
(as of December 31, 2013)	Generation	Transmission	Distribution	Others	Deletions	Consolidated
Total Assets	3,714.9	964.0	6,971.6	2,183.8	(455.9)	13,378.4
Total Liabilities	2,713.8	687.8	6,434.7	995.0	(455.9)	10,375.5

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Reconciliation Between Consolidated Income by Segment and Consolidated Comprehensive Income, 2013 Fiscal Year (AR$ Million)

Consolidated Income Statement		Results from interest in joint
(as of December 31, 2013)	Segment information	ventures	Total comprehensive income
Sale s revenue	5,762.6	(435.3)	5,327.3
Intersegment sales revenue	9.3	(1.6)	7.7
Cost of sales	(5,966.9)	368.3	(5,598.6)
Gross Income	(195.0)	(68.6)	(263.6)
Selling expenses	(635.4)	-	(635.4)
Administrative expenses	(644.1)	79.7	(564.4)
Other operating income	475.9	(9.7)	466.2
Other operating expenses	(211.5)	-	(211.5)
Results for participation in joint businesses	0.0	(4.8)	(4.8)
Results for participation in associates	2.2	-	2.2
Operating income before Res. No. 250/13 and Note SE No. 6,852/13	(1,207.8)	(3.4)	(1,211.2)
Higher Costs Recognition – Res. N o. 250/13 and Note SE No. 6,852/13	2,933.1	-	2,933.1
Operating Income	1,725.2	(3.4)	1,721.9
Financial income	512.1	(174.5)	337.6
Financial costs	(878.0)	62.3	(815.7)
Other financial results	(622.4)	111.6	(510.8)
Financial results, net	(988.3)	(0.6)	(988.9)
Profit before tax	737.0	(4.0)	733.0
Income tax and minimum expected profit tax	7.8	0.9	8.7
Net income for continuing operations	744.8	(3.1)	741.6
Discontinued operations	(130.0)	3.2	(126.9)
Adjustment for non-controlling participation in joint businesses	0.0	(0.0)	-
Total income for the period	614.8	-	614.8
Consolidated Balance Sheet		Results from interest in joint
(as of December 31, 2013)	Segment information	ventures	Total comprehensive income
Total Assets	13,378.4	(815.8)	12,562.6
Total Liabilities	10,375.5	(687.8)	9,687.7

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Consolidated Income Statement by Segment, 2012 Fiscal Year (AR$ Million)

Consolidated Income Statement				Holding and
(as of December 31, 2012)	Generation	Transmission	Distribution	Others	Deletions	Consolidated
Sale s revenue	3,607.0	255.5	2,977.2	106.5	-	6,946.2
Intersegment sales revenue	16.2	8.9	-	81.9	(93.4)	13.6
Cost of sales	(3,190.8)	(281.4)	(3,097.7)	(67.7)	0.4	(6,637.2)
Gross Income	432.4	(17.0)	(120.5)	120.7	(93.0)	322.6
Selling expenses	(57.2)	-	(353.8)	(2.9)	-	(414.0)
Administrative expenses	(150.8)	(64.7)	(260.3)	(129.1)	76.8	(528.0)
Other operating income	138.2	4.6	33.7	24.4	-	201.0
Other operating expenses	(39.5)	(0.0)	(152.8)	(11.7)	-	(203.9)
Results for participation in joint businesses	-	-	0.0		-	0.0
Results for participation in associates	-	-	-	2.3	-	2.3
Impairment of properties, plant and equipment	(108.3)	-	-		-	(108.3)
Operating income	214.9	(77.1)	(853.7)	3.8	(16.2)	(728.3)
Finance income	74.4	80.2	75.9	4.8	(11.9)	223.5
Finance cost	(199.8)	(50.1)	(273.1)	(40.8)	11.9	(552.0)
Other finance results	(148.1)	(34.5)	(217.4)	162.4	-	(237.5)
Financial results, net	(273.5)	(4.4)	(414.6)	126.4	-	(566.1)
(Loss) Profit before income tax	(58.6)	(81.5)	(1,268.3)	130.2	(16.2)	(1,294.4)
Income tax and minimum expected profit tax	1.1	27.1	137.0	(4.7)	-	160.5
Net income for continuing operations	(57.5)	(54.5)	(1,131.2)	125.5	(16.2)	(1,133.9)
Discontinued operations	-	(2.3)	14.9		16.2	28.8
Adjustment for non-controlling participation in joint businesses	-	25.5	-		-	25.5
Total income for the period	(57.5)	(31.2)	(1,116.4)	125.5	-	(1,079.6)
Attributable to:
Owners of the Company	(74.8)	(31.2)	(669.3)	125.5	-	(649.7)
Non-controlling interests	17.2	-	(447.1)	-	-	(429.9)
Consolidated Balance Sheet				Holding and
(as of December 31, 2012)	Generation	Transmission	Distribution	Others	Deletions	Consolidated
Total Assets	3,355.1	851.3	6,758.0	1,387.4	(332.9)	12,019.0
Total Liabilities	2,115.7	571.4	6,636.4	570.0	(332.9)	9,560.5

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Reconciliation Between Consolidated Income by Segment and Consolidated Comprehensive Income, 2012 Fiscal Year (AR$ Million)

Consolidated Income Statement		Results from interest in joint
(as of December 31, 2012)	Segment information	ventures	Total comprehensive income
Sale s revenue	6,946.2	(255.5)	6,690.7
Intersegment sales revenue	13.6	(8.9)	4.6
Cost of sales	(6,637.2)	281.4	(6,355.8)
Gross Income	322.6	17.0	339.6
Selling expenses	(414.0)	-	(414.0)
Administrative expenses	(528.0)	64.7	(463.3)
Other operating income	201.0	(4.6)	196.4
Other operating expenses	(203.9)	-	(203.9)
Results for participation in joint businesses	0.0	(31.0)	(31.0)
Results for participation in associates	2.3	-	2.3
Impairment of properties, plant and equipment	(108.3)	-	(108.3)
Operating income	(728.3)	46.1	(682.3)
Finance income	223.5	(80.2)	143.3
Finance cost	(552.0)	50.1	(501.9)
Other finance results	(237.5)	34.5	(203.0)
Financial results, net	(566.1)	4.4	(561.7)
(Loss) Profit before income tax	(1,294.4)	50.5	(1,243.9)
Income tax and minimum expected profit tax	160.5	(27.2)	133.3
Net income for continuing operations	(1,133.9)	23.3	(1,110.6)
Discontinued operations	28.8	2.3	31.1
Adjustment for non-controlling participation in joint businesses	25.5	(25.5)	-
Total income for the period	(1,079.6)	-	(1,079.6)
Consolidated Balance Sheet		Results from interest in joint
(as of December 31, 2012)	Segment information	ventures	Total comprehensive income
Total Assets	12,019.0	(699.5)	11,319.5
Total Liabilities	9,560.5	(571.4)	8,989.2

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Income Analysis for the Fiscal Year Ended December 31, 2013, as Compared to the Fiscal Year Ended December 31, 2012 [8]

Consolidated sales revenues of AR$5,335.0 million for the fiscal year ended December 31, 2013, 20.3% below AR$6,695.4 million for the same period in 2012, mainly due to a decline of 52.2% (AR$1,891.9 million) in our generation segment, partly offset by increases 15.6% (AR$463.5 million), and 11.5% (AR$21.6 million) in our distribution and holding and other business segments, respectively.

Consolidated cost of sales of AR$5,598.6 million for the fiscal year ended December 31, 2013, 11.9% below AR$6,355.8 million for the same period in 2012, mainly due to a decline of 55.3% (AR$1,765.2 million) in our generation segment, partly offset by increases of 33.0% (AR$1,021.2 million) and 31.6% (AR$21.4 million) in the cost of sales for our distribution and holding, and other segments, respectively.

Consolidated gross income loss of AR$263.6 million for the fiscal year ended December 31, 2013, 177.6% below AR$339.6 million for the same period in 2012, mainly due to a gross income decline of 29.3% (AR$126.7 million) and AR$557.7 million in our generation and distribution segments, respectively, which were partly offset by a slight increase in our holding and other business segments (AR$0.3 million.)

Consolidated operating profit of AR$1,721.9 million for the fiscal year ended December 31, 2013, compared to a loss of AR$682.3 million for the same period in 2012, mainly due to inclusion in the distribution segment of AR$2,933.1 million for Major Cost Recognition under SE Resolution No. 250/13 and SE Note No. 6,852/13, which would otherwise had resulted in a consolidated operating loss of AR$1,211.2 million.

Net financial results represented a loss of AR$988.9 million for the fiscal year ended December 31, 2013, an increase of 76.1% compared to a loss of AR$561.7 million for the same period in 2012, mainly due to greater financial income losses in our generation and distribution segments (increases of AR$318.1 million and AR$289.6 million, respectively), partly offset by greater net financial revenues in holding and other business segments (AR$180.5 million.)

Consolidated profit of AR$614,8 million for the fiscal year ended December 31, 2013, of which AR$286.1 million are attributable to the Company’s owners, compared to AR$649.7 million loss attributable to the Company’s owners for the same period in 2012, arising from net losses in our generation and transmission segments (AR$191.9 million and AR$4.9 million attributable to the Company’s owners, respectively), partly offset by net profits of AR$163.5 million and AR$319.4 million attributable to the Company’s owners in our segments of distribution, holding, and other business segments, respectively.

[8] Under the International Financial Reporting Standards (‘IFRS’), we no longer consolidate the Transmission segment, and our net income in said segment is shown in the line ‘Results for participation in joint businesses’.

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Generation Segment

Generation net sales decreased by 52.2% to AR$1,731.3 million for the fiscal year ended December 31, 2013 from AR$3,623.2 million for the same period in 2012. The decline of AR$1,891.9 million in electricity generation net sales was mainly due to the combined effect of the drop in average electricity selling prices calculated for the segment (AR$193.0 per MWh for the fiscal year ended December 31, 2013, compared to AR$346.7 per MWh for the same period in 2012, which represents a sales decrease of AR$1,600.4 million), and also to the amount of electricity sold for the segment (8,908.8 GWh for the fiscal year ended December 31, 2013, compared to 10,409.6 GWh for the same period in 2012, which represents a sales decrease of AR$289.6 million.)

Average electricity generation selling prices mainly show the impact of the rebate of the fuel cost component, because as from the implementation of Resolution No. 95 the allocation of such resource has been managed by CAMMESA, except for differential compensation agreements such as Energía Plus and Resolution No. 220/07, among others [9] . Moreover, the decline in physical electricity sales was mainly due to technical failures occurred in November 2012 in the CTLL’s steam turbine, which caused the sudden decommission of the unit in the first six months of 2013. In turn, at CPB there were restrictions on fuel consumptions and service unavailability, as well as to a lower dispatch level in our hydraulic units, on account of lower water input levels in the area.

The following table shows net electricity sales (in GWh) for power generation plants:

	Twelve-Month Periods ended December 31,
	2013			2012
In GWh	Net Generation	Purchases	Total Sales	Net Generation	Purchases	Total Sales
Hydroelectric
HINISA	616.1	216.8	832.9	688.9	276.3	965.2
HIDISA	420.8	209.2	629.9	441.2	279.8	721.1
Thermal
CTG	1,674.8	592.8	2,267.6	1,533.2	482.6	2,015.7
CTLLL	1,947.1	425.1	2,372.2	2,478.6	290.1	2,768.7
CTP*	130.3	0.0	130.3	109.6	0.0	109.6
CPB	2,229.2	446.7	2,675.9	3,264.6	564.7	3,829.3
Total	7,018.4	1,890.5	8,908.8	8,516.1	1,893.5	10,409.6
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Generation cost of sales decreased by 55.3% to AR$1,425.6 million for the fiscal year ended December 31, 2013 from AR$3,190.8 million for the same period in 2012, mainly due to the decline in gas consumption (68.5%) and liquid fuels (98.2%) in our thermal power units, because as from the implementation of Resolution No. 95 the allocation of such resource has been managed by CAMMESA, except for differential compensation agreements such as Energía Plus and Resolution No. 220/07, and also to fewer electricity purchases in our hydroelectric power units (17.8%.) These effects were partly offset by greater maintenance costs due to the decommissioning of CTLL’s steam turbine, in addition to the increase in the costs of energy purchases of 27.3% in our thermal generation segment, and also to increased labor costs of 23.6% in our hydraulic power units, and of 31.1% in our thermal power units. The following table shows the main components of our generation segment cost of sales for the specified periods:

[9] For further information, see item 5.1 of this Annual Report.

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	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2013		2012
Hydroelectric facilities:
Energy purchases	131.2	54.0%	159.6	60.6%
Labor costs	41.7	17.1%	33.7	12.8%
Royalties	21.5	8.9%	22.7	8.6%
Amortization for intangible assets	19.4	8.0%	19.5	7.4%
Fees for third-party services	1.7	0.7%	1.7	0.7%
Depreciation of property, plant and equipment	1.7	0.7%	1.6	0.6%
Others	25.8	10.6%	24.3	9.2%
Total hydroelectric	243.0	100.0%	263.3	100.0%
Thermal facilities:
Energy purchases	414.9	35.1%	326.0	11.1%
Gas consumption	182.5	15.4%	578.9	19.8%
Labor costs	152.8	12.9%	116.6	4.0%
Repairs and Maintenance	93.3	7.9%	18.6	0.6%
Depreciation of property, plant and equipment	80.0	6.8%	95.9	3.3%
Penalties	71.0	6.0%	22.1	0.8%
Liquid fuel consumption	29.3	2.5%	1,611.7	55.1%
Fees for third-party services	21.0	1.8%	10.2	0.3%
Others	137.7	11.6%	147.5	5.0%
Total thermal	1,182.6	100.0%	2,927.6	100.0%
Total	1,425.6	100.0%	3,190.8	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Generation gross profit decreased by 29.3% to AR$305.7 million for the fiscal year ended December 31, 2013 compared to AR$432.4 million for the same period in 2012, mainly due to the fact that the decline in the above-described costs of sales did not offset the drop in electricity sales, with were mainly caused by the decommissioning of CTLL’s steam turbine in the first six months of 2013. Gross margin relating to our electricity generation activities increased by 5.7% to 17.7% on the sales for the fiscal year ended December 31, 2013 from 12.0% on the sales for the same period in 2012, as a result of diminishing gross profit in 2013 fiscal year compared to the same period in 2012.

Selling expenses from our generation segment increased to AR$79.7 million for the fiscal year ended December 31, 2013, compared to AR$57.2 million for the same period in 2012. Selling expenses pertaining to our hydroelectric power units amounted to AR$22.0 million and AR$7.5 million, and those corresponding to our thermal power units reached AR$57.7 million and AR$49.8 million for the fiscal years ended December 31, 2013 and 2012, respectively. The following table shows the main components of our generation segment selling costs for the specified periods:

	Fiscal Years Ended December 31,
Selling Expenses, in AR$mm except %	2013		2012
Taxes, rates and contributions	55.0	69.0%	48.7	85.2%
Doubtful accounts	17.6	22.1%	2.2	3.8%
Others	7.1	8.9%	6.3	11.0%
Total	79.7	100.0%	57.2	100.0%
Of which:
Hydroelectric	22.0	27.6%	7.5	13.1%
Thermal	57.7	72.4%	49.8	86.9%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

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Generation administrative expenses decreased to AR$139.0 million for the fiscal year ended December 31, 2013, compared to AR$150.8 million for the same period in 2012, mainly due to a reduction in fees paid by our generation subsidiaries to Pampa Energía, partly offset by an increase in labor costs. Administrative expenses corresponding to our hydroelectric units amounted to AR$20.2 million and AR$18.6 million, while our thermal power units amounted to AR$118.8 million and AR$132.1 million for the fiscal years ended December 31, 2013 and 2012, respectively. The following table shows the main components of our generation segment administrative expenses segment for the specified periods:

	Fiscal Years Ended December 31,
Administrative Expenses, in AR$mm except %	2013		2012
Labor costs	76.0	54.6%	33.5	22.2%
Fees for third-party services	28.1	20.2%	87.9	58.3%
Depreciation of property, plant and equipment	6.4	4.6%	5.3	3.5%
Taxes, rates and contributions	5.7	4.1%	7.5	5.0%
Rental, insurance and transport	5.1	3.7%	0.8	0.5%
Others	17.8	12.8%	15.8	10.5%
Total	139.0	100.0%	150.8	100.0%
Of which:
Hydroelectric	20.2	14.5%	18.6	12.4%
Thermal	118.8	85.5%	132.1	87.6%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other generation net operating income and expenses resulted in a total profit of AR$317.5 million and AR$98.7 million for the fiscal years ended December 31, 2013 and 2012, respectively, mainly due to the recovery of insurance registered with CTLL as compensation for damages arising from the accidents occurred in February 2011 and November 2012, as collected in 2012 and 2013, respectively; and in addition to the profit from the registration of US$18 million corresponding to the last milestone of the Isolux contract for CTLL expansion works. The following table shows the main components of other net operating our generation segment income and expenses for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$mm except %	2013		2012
Insurance recovery	246.0	77.5%	135.0	136.7%
Recognition of March Agreement	85.2	26.8%	-	0.0%
Debit and credit tax	(23.8)	-7.5%	(21.5)	-21.7%
Provision for fiscal credits	(7.7)	-2.4%	(9.5)	-9.6%
Others	17.8	5.6%	(5.3)	-5.4%
Total	317.5	100.0%	98.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Moreover, in the third quarter of 2012, and as a result of the CPB recoverable value assessment, an impairment loss of AR$108.3 million was recorded to the property, plant and equipment associated with consolidated assets.

Generation operating income increased by 88.2% to AR$404.5 million for the fiscal year ended December 31, 2013, against AR$214.9 million for the same period in 2012. Our generation operating margin increased by 17.4% to 23.4% on revenues for the fiscal year ended December 31, 2013, against 0.6% on revenues for the same period in 2012.

Generation net financial results accounted for a loss of AR$591.6 million for the fiscal year ended December 31, 2013, compared to a loss of AR$273.5 million for the same period in 2012, mainly due to net foreign exchange losses (AR$313.1 million), adjustment to current value of CAMMESA’s consolidated credits (AR$159.2 million), and net financial interest losses of AR$161.2 million. Such effects were partly offset by net commercial interest revenues of AR$37.1 million. In the same period of 2012, our generation

2013 Annual Report | 85

segment originated net foreign exchange losses of AR$108.9 million, net financial interest of AR$170.1 million, losses for adjustment to current value of AR$67.5 million, partly offset by a net commercial interest profit of AR$65.5 million. The following table shows the main components of our generation segment financial and holding income for the specified periods:

	Fiscal Years Ended December 31,
Financial Results, in AR$mm except %	2013		2012
Financial income
Commercial interest	48.4	75.7%	66.2	88.9%
Financial interest	15.5	24.3%	8.2	11.0%
Others	0.0	0.1%	0.1	0.1%
Subtotal	63.9	100.0%	74.4	100.0%
Financial cost
Financial interest	(176.7)	81.0%	(178.2)	89.2%
Tax interest	(22.2)	10.2%	(10.5)	5.3%
Commercial interest	(11.3)	5.2%	(0.7)	0.4%
Others	(7.8)	3.6%	(10.4)	5.2%
Subtotal	(218.1)	100.0%	(199.8)	100.0%
Other financial results
Foreign exchange differences, net	(313.1)	71.6%	(108.9)	73.6%
Proceeds from current value measurement	(159.2)	36.4%	(67.5)	45.6%
Changes in the fair value of financial instruments	34.9	-8.0%	35.6	-24.0%
Other financial results	-	0.0%	(7.2)	4.9%
Subtotal	(437.5)	100.0%	(148.1)	100.0%

Total	(591.6)	100.0%	(273.5)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Our generation segment recorded an income tax charge of AR$20.7 million for the fiscal year ended December 31, 2013, compared to a profit of AR$1.1 million for the same period in 2012.

Finally, our generation segment recorded a net loss of AR$207.8 million for the fiscal year ended December 31, 2013, of which AR$191.9 million are attributable to the Company’s owners, compared to a loss of AR$74.8 million for the same period in 2012 attributable to the Company’s owners.

Transmission Segment

Transmission net sales increased by 65.2% to AR$436.9 million for the fiscal year ended December 31, 2013, compared to AR$264.4 million for the same period in 2012. Net regulated sales increased by 87.4% to AR$335.4 million for the fiscal year ended December 31, 2013, from AR$178.9 million recorded for the same period in 2012, mainly as a result of greater recognition of cost variations (AR$183.6 million in 2013 compared to AR$26.4 million in 2012), pursuant to the Instrumental Agreement and the Renewal Agreement entered into Transener, Transba, the Secretariat of Energy, and the energy regulator ENRE [10] . Net revenues from royalties increased by 6.0% to AR$7.6 million for the fiscal year ended December 31, 2013 from AR$7.2 million for the same period in 2011. Other net sales increased by 19.8% to AR$93.9 million for the fiscal year ended December 31, 2013 from AR$78.3 million for the same period of 2012, mainly as a result of increased unregulated revenues from Transener (supervision and construction works) and Transba.

Transmission cost of sales increased by 30.9% to AR$368.3 million for the period ended December 31, 2013, compared to AR$281.4 million for the same period in 2012, mainly as a result of prevailing increases in labor costs in 2013. The following table shows the main components of our transmission segment cost of sales for the specified periods:

[10] For further information, see item 5.2 of this Annual Report.

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	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2013		2012
Labor costs	215.8	58.6%	154.4	54.9%
Depreciation of property, plant and equipment	40.9	11.1%	37.8	13.4%
Repairs and Maintenance	20.4	5.5%	18.8	6.7%
Materials for works	12.1	3.3%	12.1	4.3%
Fees for third-party services	10.4	2.8%	6.5	2.3%
Others	68.8	18.7%	51.8	18.4%
Total	368.3	100.0%	281.4	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, transmission gross profit increased to AR$68.6 million for the fiscal year ended December 31, 2013, against a loss of AR$17.0 million for the same period in 2012, mainly as a result of greater sales recognition arising from the Instrumental Agreement and the Renewal Agreement.

We do not record selling expenses related to our transmission activities.

Transmission administrative expenses increased by 23.2% to AR$79.7 million for the fiscal year ended December 31, 2013, against AR$64.7 million for the same period in 2012, mainly due to a labor cost increase associated with higher salaries. The following table shows the main components of our transmission segment administrative expenses for the specified periods:

	Fiscal Years Ended December 31,
Administrative Expenses, in AR$mm except %	2013		2012
Labor costs	44.3	55.5%	35.4	54.8%
Insurance and rentals	17.2	21.6%	13.8	21.4%
Fees for third-party services	4.3	5.4%	3.9	6.0%
Depreciation of property, plant and equipment	4.2	5.3%	3.8	5.9%
Others	9.8	12.2%	7.7	11.9%
Total	79.7	100.0%	64.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other transmission net income and expenses recorded a profit of AR$9.7 million for the fiscal year ended December 31, 2013, compared to AR$4.5 million for the same period in 2012. The following table shows the main components of our transmission segment net income and expenses for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$mm except %	2013		2012
Insurance recovery	9.3	96.4%	4.6	100.3%
Others	0.3	3.6%	0.0	-0.3%
Total	9.7	100.0%	4.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Transmission operating income accounted for a loss of AR$1,5 million for the fiscal year ended December 31, 2013, against a loss of AR$77.1 million for the same period in 2012, mainly as a result of increases in regulated sales, which were offset by increases in the above-described costs and expenses.

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Transmission net financial income accounted for a profit of AR$0.6 million for the fiscal year ended December 31, 2013, against a loss of AR$4.4 million for the same period in 2012, mainly as a result of interest income from the Fourth Line and the IVC under the Memorandum of Understanding (AR$174.5 million), partly offset by foreign exchange liability losses (AR$118.6 million), and financial interest on liabilities (AR$62.0 million). In the same period of 2012, our transmission segment recorded foreign exchange losses (AR$37.3 million) and financial interest on liabilities (AR$45.6 million), generally offset by profits from interest income from the Fourth Line and the IVC of AR$80.2 million. The following table shows the main components of our transmission segment financial and holding income for the specified periods:

	Fiscal Years Ended December 31,
Financial Results, in AR$mm except %	2013		2012
Financial income
Financial interest	174.5	100.0%	80.2	100.0%
Subtotal	174.5	100.0%	80.2	100.0%
Financial cost
Financial interest	(62.0)	99.4%	(45.6)	91.0%
Others	(0.4)	0.6%	(4.5)	9.0%
Subtotal	(62.3)	100.0%	(50.1)	100.0%
Other financial results
Foreign exchange differences, net	(118.6)	106.3%	(37.3)	108.1%
Changes in the fair value of financial instruments	7.5	-6.7%	3.2	-9.3%
Others	(0.4)	0.4%	(0.4)	1.2%
Subtotal	(111.6)	100.0%	(34.5)	100.0%
Total	0.6	100.0%	(4.4)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Our transmission segment recorded an income tax charge of AR$0.9 million for the fiscal year ended December 31, 2013, compared to a profit of AR$27.1 million for the same period in 2012.

Finally, our transmission segment recorded a net loss of AR$4.9 million for the fiscal year ended December 31, 2013, compared to a net loss of AR$31.2 million for the same period in 2012 attributable to the Company’s owners.

Distribution Segment

Net sales from our distribution activities increased by 15.6% to AR$3,440.7 million in the fiscal year ended December 31, 2013, compared to AR$2,977.2 million for the same period in 2012, mainly due to charges collected from Edenor’s customers to be allocated to the FOCEDE fund, implemented under Resolution No. 347/2012. Edenor increased electricity sales volume between the years under study was 913 GWh, sales volume being 21,674 GWh in 2013, compared to 20,760 GWh in 2012.

The cost of sales increased by 33.0% to AR$4,119.0 million in the fiscal year ended December 2013, compared to AR$3,097.7 million for the same period in 2012, mainly due to labor cost increases, energy purchases, sanctions and penalties, and third-party service costs. The following table shows the main components of our distribution segment cost of sales for the specified periods:

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	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2013		2012
Energy purchases	2,050.3	49.8%	1,740.2	56.2%
Labor costs	790.7	19.2%	454.1	14.7%
Fees for third-party services	665.1	16.1%	444.9	14.4%
Penalties	234.8	5.7%	106.6	3.4%
Depreciation of property, plant and equipment	198.2	4.8%	185.5	6.0%
Materials for works	121.9	3.0%	82.3	2.7%
Others	58.0	1.4%	84.1	2.7%
Total	4,119.0	100.0%	3,097.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, the gross loss from our distribution activities increased to AR$678.3 million in the fiscal year ended December 31, 2013, compared to a loss of AR$120.5 million for the same period in 2012, mainly due to the cost of sales increase that was not offset by a revenue increase.

Selling expenses increased by 55.2% to AR$549.1 million in the fiscal year ended December 31, 2013, compared to a loss of AR$353.8 million for the same period in 2012, mainly due to increases in third-party compensation and fees between both periods, and labor cost increases resulting from granted wage increases. The following table shows the main components of our distribution segment selling expenses for the specified periods:

	Fiscal Years Ended December 31,
Selling Expenses, in AR$mm except %	2013		2012
Fees for third-party services	198.5	36.1%	152.9	43.2%
Labor costs	179.4	32.7%	114.6	32.4%
Penalties	52.7	9.6%	10.4	2.9%
Doubtful accounts	38.0	6.9%	17.1	4.8%
Taxes, rates and contributions	34.3	6.3%	25.5	7.2%
Communication Expenses	32.6	5.9%	20.5	5.8%
Others	13.7	2.5%	12.8	3.6%
Total	549.1	100.0%	353.8	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Administrative expenses from our distribution segment increased by 27.8% to AR$332.6 million for the fiscal year ended December 31, 2013, compared to AR$260.3 million for the same period in 2012, mainly due to labor cost increases resulting from wage increases, and increases in third-party compensation and fees between both periods. The following table shows the main components of our distribution segment administrative expenses for the specified periods:

	Fiscal Years Ended December 31,
Administrative Expenses, in AR$mm except %	2013		2012
Labor costs	152.7	45.9%	127.7	49.1%
Fees for third-party services	107.1	32.2%	63.0	24.2%
Insurance and rentals	21.9	6.6%	17.2	6.6%
Security surveillance expenses	10.4	3.1%	4.3	1.6%
Others	40.6	12.2%	48.1	18.5%
Total	332.6	100.0%	260.3	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other operating income and expenses for the fiscal year ended December 31, 2013, amounted to a net loss of AR$81.2 million, compared to a loss of AR$119.0 million for the same period in 2012. The

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following table shows the main components of our distribution segment other operating income and expenses for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$mm except %	2013		2012
Income from services to third-parties	21.7	-26.7%	15.9	-13.3%
Debit and credit tax	(55.8)	68.8%	(48.1)	40.4%
Provision for contigencies	(36.0)	44.4%	(24.7)	20.8%
Voluntary retirements	(15.9)	19.6%	(10.1)	8.5%
Net expenses for technical functions	(15.5)	19.2%	(10.6)	8.9%
Others	20.4	-25.2%	(41.3)	34.7%
Total	(81.2)	100.0%	(119.0)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Operating income from our distribution activities increased by AR$2,145.6 million to a profit of AR$1,291.9 million for the fiscal year ended December 31, 2013, compared to a loss of AR$853.7 million for the same period in 2012, mainly due to the implementation of SE Resolution No. 250/13 and SE Note No. 6,852/13, under which there was a recognition of increased costs for AR$2,933.1 million [11] . Excluding such effect, operating income from our distribution segment would account for a loss of AR$1,641.1 million for the fiscal year 2013.

Net financial results related to our distribution activities represented a loss of AR$704.2 million for the fiscal year ended December 31, 2013, a higher 69.9% loss compared to a loss of AR$414.6 million for the same period of 2012, primarily due to the appreciation of the U.S. Dollar on the outstanding debt incurred in said currency (AR$532.5 million), losses for interest expenses generated by liabilities (AR$214.7 million), and losses from commercial interest due to the incurred debt with CAMMESA (AR$325.8 million), which were partially offset by income from financial interests due to the implementation of SE Resolution No. 250/13 and Note No. 6,852/13 (AR$238.0 million) and a gain from bond repurchase (AR$88.9 million). In 2012, our distribution segment recorded a loss from interest expenses generated by liabilities of AR$196.8 million, AR$64.5 for losses in commercial interest and AR$253.3 million for foreign exchange differences, partially offset by income from commercial interests for AR$25.7 million and gain from financial interests for AR$50.2 million. The following table illustrates the main components of financial and holding results from our distribution segment for the periods shown:

[11] For further information, see item 6.3.1 of this Annual Report.

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	Fiscal Years Ended December 31,
Financial Results, in AR$mm except %	2013		2012
Financial income
Financial interest	238.0	82.9%	50.2	66.1%
Commercial interest	45.4	15.8%	25.7	33.9%
Others	3.7	1.3%	-	0.0%
Subtotal	287.1	100.0%	75.9	100.0%

Financial cost
Commercial interest	(325.8)	57.6%	(64.5)	23.6%
Financial interest	(214.7)	37.9%	(196.8)	72.1%
Tax interest	(13.8)	2.4%	(11.0)	4.0%
Others	(11.5)	2.0%	(0.8)	0.3%
Subtotal	(565.8)	100.0%	(273.1)	100.0%

Other financial results
Foreign exchange differences, net	(532.5)	125.1%	(253.3)	116.5%
Result from repurchase of financial debt	88.9	-20.9%	-	0.0%
Changes in the fair value of financial instruments	15.0	-3.5%	39.5	-18.2%
Others	3.1	-0.7%	(3.5)	1.6%
Subtotal	(425.5)	100.0%	(217.4)	100.0%

Total	(704.2)	100.0%	(414.6)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

In turn, our distribution operations recorded an income tax benefit of AR$49.2 million in the fiscal year ended December 31, 2013, compared with a charge of AR$137.0 million in the same period of 2012.

Finally, our distribution activities registered a net gain of AR$508.1 million for the fiscal year ended December 31, 2013, of which AR$163.5 million are attributable to the Company’s owners, compared to a loss of AR$669.3 million for the same period in 2012 attributable to the Company’s owners.

Holding and Others Segment

Net sales related to our holding and others segment were AR$210.1 million for the fiscal year ended December 31, 2013, 11.5% higher compared to AR$188.4 million in the same period of 2012. These sales mostly corresponded to sales of gas and oil from our subsidiary Petrolera Pampa and to fees collected from companies of other segments.

Cost of sales related to our holding and others segment increased by 31.6% to AR$89.0 million in the fiscal year ended December 31, 2013 compared to AR$67.7 million for the same period of 2012.The following table illustrates the main components of cost of sales from our holding and others segment for the periods shown:

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	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2013		2012
Depreciation of property, plant and equipment	35.7	40.1%	33.3	49.3%
Royalties	24.0	27.0%	13.6	20.1%
Gas production	11.6	13.0%	5.8	8.5%
Fees for third-party services	9.2	10.3%	8.5	12.5%
Labor costs	4.3	4.8%	4.8	7.1%
Others	4.3	4.8%	1.7	2.5%
Total	89.0	100.0%	67.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, gross profit related to our holding and others segment was AR$121.0 million for the fiscal year ended December 31, 2013 compared to AR$120.7 million for the same period of 2012, mainly due to the activity of our subsidiary Petrolera Pampa.

Selling expenses related to our holding and others segment increased to AR$6.6 million for the fiscal year ended December 31, 2013 compared to AR$2.9 million for the same period of 2012. The following table illustrates the main components of selling expenses from our holding and others segment for the periods shown:

	Fiscal Years Ended December 31,
Selling Expenses, in AR$mm except %	2013		2012
Taxes, rates and contributions	5.3	80.2%	2.8	95.5%
Others	1.3	19.8%	0.1	4.5%
Total	6.6	100.0%	2.9	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Administrative expenses decreased 20.4% to AR$102.7 million for the fiscal year ended December 31, 2013 compared to AR$129.1 million for the same period of 2012, principally due to the relocation of Pampa Energía’s employees and expenses related to the services granted to our generation subsidiaries, partly offset by our activities in Petrolera Pampa. The following table illustrates the main components of administrative expenses from our holding and others segment for the periods shown:

	Fiscal Years Ended December 31,
Administrative Expenses, in AR$mm except %	2013		2012
Labor costs	25.6	24.9%	54.5	42.2%
Fees for third-party services	22.0	21.4%	17.5	13.6%
Taxes, rates and contributions	21.8	21.2%	13.8	10.7%
Directors' and syndics' fees	15.7	15.3%	13.3	10.3%
Directors' options reserve	8.9	8.7%	8.9	6.9%
Others	8.7	8.5%	21.0	16.3%
Total	102.7	100.0%	129.1	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Operating income from our holding and other activities registered a profit of AR$18.4 million for the fiscal year ended December 31, 2013, 44.1% higher compared to a gain of AR$12.8 million for the same period in 2012, mainly due to AR$22.6 million from the implementation of Natural Gas Excess Injection Encouragement Program of Petrolera Pampa [12] . The following table shows the main components of our transmission segment net income and expenses for the specified periods:

[12] For further information, see item 7.4 of this Annual Report.

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	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$mm except %	2013		2012
Res. No, 1/13 Natural Gas Excess Injection Income	22.6	122.6%	-	0.0%
Recovery of expenses	10.0	54.2%	1.9	14.5%
Recovery from fiscal credits provision	-	0.0%	20.6	161.3%
Other credits provision	(11.0)	-59.5%	(5.2)	-40.8%
Others	(3.2)	-17.3%	(4.5)	-35.0%
Total	18.4	100.0%	12.8	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

The operating gain related to our holding and others segment amounted to AR$32.4 million for the fiscal year ended December 31, 2013 compared to an operating gain of AR$3.8 million for the same period of 2012, primarily explained by an increase in period’s net sales from Petrolera Pampa and a reduction of administrative costs due to reallocation of personnel to generation segment.

Net financial results related to our holding and others activities represented a profit of AR$306.9 million for the fiscal year ended December 31, 2013 compared to a profit of AR$126.4 million for the same period of 2012, primarily due to gains generated from changes on the fair value of financial assets (AR$245.9 million) and foreign exchange difference (AR$109.9 million), partially offset by losses from net financial interests (AR$35.5 million) and fiscal interests (AR$ 4.9 million). During the same period of 2012, our holding and others segment recorded profits mainly generated by changes on the fair value of financial assets (AR$146.9 million) and foreign exchange differences (AR$17.6 million), partly offset by losses from net financial interests (AR$26.0 million) and fiscal interests (AR$ 8.7 million). The following table illustrates the main components of financial and holding results from our holding and others segment for the periods shown:

	Fiscal Years Ended December 31,
Financial Results, in AR$mm except %	2013		2012
Financial income
Financial interest	6.5	82.4%	3.4	70.0%
Others	1.4	17.6%	1.4	30.0%
Subtotal	7.9	100.0%	4.8	100.0%
Financial cost
Financial interest	(42.0)	79.1%	(29.4)	71.9%
Tax interest	(4.9)	9.2%	(8.7)	21.4%
Others	(6.2)	11.8%	(2.8)	6.7%
Subtotal	(53.1)	100.0%	(40.8)	100.0%
Other financial results
Changes in the fair value of financial instruments	245.9	69.8%	146.9	90.4%
Foreign exchange differences, net	109.9	31.2%	17.6	10.8%
Others	(3.7)	-1.1%	(2.0)	-1.3%
Subtotal	352.1	100.0%	162.4	100.0%

Total	306.9	100.0%	126.4	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Also, our holding and others segment recorded an income tax charge of AR$19.9 million for the fiscal year ended December 31, 2013, compared to a charge of AR$4.7 million for the same period of 2012.

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Finally, our holding and others segment registered a net profit of AR$319.4 million for the fiscal year ended December 31, 2013 compared to a net profit of AR$125.5 million recorded in the same period of 2012, attributable to the Company’s owners.

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13.     Dividend Policy

We are not planning to pay cash dividends on our ordinary shares or ADSs in the short term, retaining all available funds and any future profit in order to apply them to the operation and expansion of our business. Notwithstanding the foregoing, and except for legal limitations, we are not subject to any restriction whatsoever on dividend payments.

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14.     Board of Directors’ Proposal

Net income for the year resulted in a profit of AR$286,083,801. Therefore, the Board of Directors proposes that 5% of such profit be appropriated to a legal reserve of AR$14,304,190, and the remaining balance of AR$271,779,611 be appropriated to an optional reserve.

Finally, we would like to express our gratitude to all the people who shape Pampa Energía into a leading electricity company in Argentina. To all of them, to our shareholders who rely on us, to our advisors, to our clients and suppliers, a warm vote of thanks.

Buenos Aires City, March 10, 2014.

The Board of Directors

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Appendix I: Corporate Governance Report

CNV General Resolution No. 606/2012

Background

Following the guidelines for the Public Offering Transparency Regime (the ‘RTOP’) under Executive Order No. 677/01, the National Securities Commission (the ‘CNV’) under General Resolution No. 516/2007 approved the minimum content requirements for the preparation of a Code of Corporate Governance (the ‘Code’.) Pursuant to this Code, BCBA-listed companies authorized by the CNV to make public offering of their marketable securities must meet disclosure requirements for the presentation of their annual financial statements. Their annual report must include a separate appendix with a detailed report where they should ‘inform’ whether and how they comply with the recommendations in this Code, or ‘explain’ the reasons why they fail to fully or partially comply with them, and/or whether they plan to adopt such recommendations in the future.

Then, based on the core principles set out in CNV General Resolution No. 516/2007 regarding corporate governance and best practices, on May 23, 2012, the CNV passed General Resolution No. 606/2012, specifically providing as follows: (i) to repeal CNV Resolution No. 516/2007 for the fiscal years beginning January 1, 2012; (ii) to set out a new Corporate Governance Code (the ‘Code’), laying down the various corporate governance principles and recommendations (substantially similar to those contained in the previous resolution); (iii) to broaden the scope of application of this Code, covering all the issuers subject to the securities public offering regime, except for small and mid-sized enterprises (‘SMEs’), commercial paper debt issuers, credit unions, associations, and financials trust/depositary receipt Cedear issuers; and (iv) to change the way in which issuers must present their annual report, specifying full or partial compliance with the provisions contained in this Code.

As a result of the enactment and promulgation of the Capital Market Act 26,831 (‘LMC’), in force since January 25, 2012, the RTOP regime was expressly repealed by such law, and any reference thereto contained herein shall conform to the new principles.

Therefore, the Board of Directors of Pampa Energía S.A. (‘Pampa’) approved the report required by the Code, which is an integral part of these financial statements, and which contents are quoted below in accordance with Exhibit IV of CNV Resolution No. 606/2012:

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	Compliance		Non-Compliance	Inform or Explain
	Total	Partial
PRINCIPLE I. ENSURING TRANSPARENCY OF THE RELATIONSHIP BETWEEN THE ISSUER, THE BUSINESS GROUP OF WHICH IT IS A LEADER OR A PART, AND ITS RELATED PARTIES
Recommendation I.1: Ensuring Board disclosure of applicable policies to the Issuer’s relationship with the business group of which it is a leader or a part, and its related parties	X

Pampa’s Board of Directors approved the Related Party Transaction Policy at the meeting No. 2019 held on October 10, 2008. Pursuant to such policy, all high-value transactions executed by Pampa with those individuals and/or legal entities which, pursuant to Section 72 of the Capital Market Act (previously, Section 73 of the Public Offering Transparency Regime (the ‘RTOP’) are regarded as ‘related parties’ shall be subject to a specific prior authorization and control procedure implemented to be conducted under the coordination of Pampa’s Legal & Compliance Secretariat and which involves both Pampa’s Board of Directors and the Audit Committee, where applicable. Said procedure shall strictly follow the guidelines set out in the applicable laws and regulations in this matter (Section 72 of the Capital Market Act.)

Additionally, Pampa shall present itemized information on any contract entered into with related parties in its annual and quarterly financial statements; and in compliance with the regulations in force, all high-value transactions executed by Pampa with related parties shall promptly be reported under the caption ‘relevant event’ to both the National Securities Commission and the markets where the Company quotes its shares.

Recommendation I.2: Ensuring the existence of mechanisms to prevent any conflict of interest.	X

Pampa has a Code of Business Conduct stating the ethical principles that are the groundwork for the relationship between Pampa company, its directors (board members) and supervisory board members (statutory auditors), its employees and suppliers. These guidelines provide that individuals within the scope of the applicable Code of Business Conduct should avoid any situation resulting in a conflict between their own personal interests and the company’s interests, thus avoiding that their personal or family interests may exert influence on their decisions and professional performance.

Any infringement upon the Code of Business Conduct may be reported through Pampa’s Ethics Hotline.

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	Compliance	Non- Compliance	Inform or Explain
	Total	Partial
Recommendation I.3: Preventing misuse of insider information.	X

On the one hand, the Code of Business Conduct provides that any information known to the directors, statutory auditors and Pampa’s employees within the framework of the organization and due to the performance of its day-to-day business shall be treated as confidential and should not be disseminated, unless otherwise expressly stated.

On the other hand, and specifically relating to insider trading practices, Pampa has a Code of Best Securities Trading Practices. The Code provides for an express prohibition that Directors, statutory auditors, managers and employees shall not use material privileged information about Pampa, its affiliates, subsidiaries, and related companies to take advantage for their own or for third parties whenever they purchase or sell marketable securities of the issuer.

In this regard, the Code provides that the foregoing individuals, whether they have or not material privileged information, shall not execute any transaction directly or indirectly, for their own account or for the account of third parties, involving the Subject Securities:

• Within neither 20 days prior to, nor before 48 hours after, the date of presentation of the financial statements of Pampa, its affiliates and subsidiaries, co-controlled organizations, and related companies; and

• During the special trading restriction periods determined by the Compliance officer.

PRINCIPLE II. LAYING THE GROUNDWORK FOR SOUND MANAGEMENT AND SUPERVISION BY THE ISSUER
Recommendation II. 1: Ensuring that Management takes on the Issuer’s management, supervision, and strategic direction.
II.1.1
	II.1.1.1	X

Pampa’s Board of Directors has the duty to approve the annual budget, strategic business plan, management goals, administrative matters, and Pampa’s different policies and strategies. It also monitors the strategic goals pursued by Pampa’s subsidiaries.

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	Compliance		Non- Compliance	Inform or Explain
	Total	Partial
II.1.1.2		X

Pampa has a Cash Flow Committee and a Management Committee in charge of implementing procedures and monitoring the company’s financial transactions in order to ensure transparency, clarity, and real-time availability of material information. In turn, articulation of investment policies is supervised by the Company’s General Manager.

II.1.1.3	X

Annually, the Board of Directors approves the Corporate Governance report pursuant to CNV General Resolution No. 606/12.

Moreover, most of the internal policies implemented in the company in accordance to the aforementioned resolution are approved by Pampa’s Board of Directors.

II.1.1.4		X

The appointment of Pampa’s senior managers is the result of a coordinated recruitment process conducted by the Company’s Chairman & CEO, together with members of the Board of Directors and HR Division. The Company does not have specific policies regulating the recruitment of managers.

On the other hand, the Company has a procedure in place that is coordinated by the HR Division, by which all the employees (including managers) are annually evaluated on the level of performance and fulfillment of goals set by corporate officers. Based on the degree of fulfillment of corporate goals, among other factors, an annual variable compensation (performance bonus), and potential promotions are determined accordingly.

II.1.1.5		X

CEOs, together with the HR Division, are in charge of assigning responsibilities to senior managers. The Company does not have specific policies regulating the assignment of responsibilities to senior managers.

II.1.1.6		X

CEOs, together with the HR Division, are in charge of designing succession planning for senior managers. The Company does not have specific policies regulating the succession planning for senior managers.

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	Compliance		Non- Compliance	Inform or Explain
	Total	Partial
II.1.1.7	X

Pampa’s Board of Directors approved the Corporate Responsibility Policy at meeting No. 2019 held on October 10, 2008. The purpose of this corporate policy is to design and implement programs strengthening education, and promoting community development, wherever Pampa operates directly or indirectly through its subsidiaries.

II.1.1.8		X

Regarding risk management, at the meeting held on March 7, 2007, Pampa’s Board of Directors decided to implement a risk management approach which would turn into a useful tool for identifying the main risks affecting Pampa. Such method provides for adequate risk response solutions, as well as formal risk disclosure channels. Later on, at the meeting No. 2004 held on March 7, 2008, Pampa’s Board of Directors approved the ‘Risk Management Handbook’, which in December 2010 was updated and restated as ‘Business Risk Management Policy’.

Regarding internal control, the Pampa’s Internal Audit Area has developed the ‘Internal Audit Handbook’, a collection of the premium standards issued by the ‘Institute of Internal Auditors’.

On the other hand, in 2010, Pampa’s Board of Directors approved an Anti-Fraudulent Practices Program. The purpose of this program is to supplement Pampa’s Code of Business Conduct, setting out responsibilities, duties, and methods for prevention and detection of fraudulent acts occurring within the Company.

II.1.1.9		X

Pampa has implemented a training policy geared to supporting professional and academic development, and allowing for conducting programs to attract, develop, and retain its own human resources. This policy has neither been formally approved by Pampa’s Board of Directors nor supervised by Pampa’s HR Division.

II.1.2	X

In addition to the policies mentioned above, Pampa has implemented an AML/CFT policy in order to clearly set the parameters for adopting procedures to institutionally prevent money laundering practices and combat terrorist financing in accordance with the applicable laws and regulations in this matter.

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	Compliance		Non- Compliance	Inform or Explain
	Total	Partial
II.1.3		X

Pampa’s Legal Counsel & Compliance Area supplies all Pampa’s directors and statutory auditors, as early as possible, with all the information on business to be transacted at any Board meeting. Moreover, by way of Pampa’s Legal Counsel & Compliance Area, any director and/or statutory auditor may ask the relevant managers’ office questions on issues that are submitted to them for consideration. However, there is no formal policy expressly providing for this matter.

II.1.4	X

Every Pampa’s significant ordinary business affair or administration matter to be approved by its Board of Directors is supported by the relevant reports written by the Pampa’s managers’ offices involved, as well as their opinions on the risks inherent to such matters. If applicable, all these procedures are conducted within the framework of the Business Risk Management Policy.

Recommendation II.2: Ensuring effective Corporate Management and Control.
II.2.1	X

Pampa’s Board of Directors, either on its own behalf or delegating its functions to the various company managers’ offices, regularly verifies compliance with, deviations from, or adjustments for the annual budget, as well as the business plan.

II.2.2		X

As specified in Recommendation II.1.1.4, the Company conducts an employee performance assessment, as coordinated by the HR Division, by which every employee (including managers) is annually evaluated on the level of performance and fulfillment of goals set by corporate officers. Based on the degree of fulfillment of corporate goals, among other factors, an annual variable compensation (performance bonus), and potential promotions are determined accordingly.

Recommendation II.3: Ensuring disclosure of Management’s performance assessment, regarding both its process and impact.
II.3.1	X

Pampa’s Board of Directors’ performance is subject to the provisions set forth in the bylaws, the board rules, and any other applicable laws and regulations.

In March 2012, Pampa’s Board of Directors approved its Internal Rules. These regulations primarily regulate issues concerning the requirements for holding board meetings.

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	Compliance		Non- Compliance	Inform or Explain
	Total	Partial
II.3.2	X

Contemporaneously with the approval of audited annual financial statements, as well as quarterly financial statements with limited review, Pampa’s CEOs, on behalf of the Board of Directors and the Investor Relations Area, organize a conference call for all Pampa’s shareholders and other stakeholders generally, with a view to sharing information on management and financial results, giving reasons for such results, and answering all questions and queries.

Historically, Pampa’s Annual General Shareholders’ Meetings transacting the annual performance assessment of directors has generally approved such business without any qualification or specification. As of the date of this corporate governance report, none of the shareholders present at these meetings has ever requested to have the performance of directors assessed according to the compliance levels specified in this Recommendation.

Recommendation II.4: Ensuring that the number of external and independent members constitutes a significant share of Management.
II.4.1	X

Pampa has an adequate proportional number of independent directors and executive directors, according to its structure.

Regarding independent directors, pursuant to the criteria set out in the CNV Rules, Pampa has a greater proportional number than that required under section 19 of the Capital Market Act. This is due to the fact that Pampa is subject to the U.S. Sarbanes-Oxley Act.

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	Compliance		Non- Compliance	Inform or Explain
	Total	Partial
II.4.2	X

It is not necessary to implement any type of internal policy to ensure that at least 20% of Board members are independent, because under the applicable laws and regulations in force, and as provided by the bylaws, the Board of Directors has a greater proportional number of independent directors than that specified in this Recommendation.

To date, the independence of the members of Pampa’s Board of Directors has never been challenged.

On the other hand, Pampa’s directors holding company shares and participating in company shareholders’ meetings regularly abstain from discussing and voting on any matter relating to their performance (e.g., approving their performance, setting their compensation, etc.)

Recommendation II.5: Ensuring the existence of standards and procedures for recruitment and proposed appointment of directors and senior managers.
II.5.1			X

The duties to be discharged by an Appointment Committee would overlap with certain duties already undertaken by Pampa’s Audit Committee. Moreover, Section 2 of Pampa’s bylaws sets out a method for recruitment of directors , who are elected upon candidate lists, which guarantees enhanced transparency for such recruitment process.

II.5.1.1			X	Not applicable.
II.5.1.2			X	Not applicable.
II.5.1.3			X	Not applicable.
II.5.1.4			X	Not applicable.
II.5.1.5			X	Not applicable.
II.5.2			X	Not applicable.
II.5.2.1.			X	Not applicable.
II.5.2.2			X	Not applicable.

2013 Annual Report | 104

	Compliance		Non- Compliance	Inform or Explain
	Total	Partial
II.5.2.3			X	Not applicable.
II.5.2.4			X	Not applicable.
II.5.2.5			X	Not applicable.
II.5.2.6			X	Not applicable.
II.5.2.7			X	Not applicable.
II.5.3			X	Not applicable.
Recommendation II.6: Assessing the suitability that directors, and/or statutory auditors, and/or supervisory board members may discharge functions at different Issuers.	X

It is not necessary to limit the participation of Pampa’s directors and/or statutory auditors in other companies that are part of other business groups. We understand that the existing legal limitations on this matter, in addition to the liability system applicable to directors and statutory auditors, are sufficient and ensure an adequate performance of duties by Pampa’s directors and statutory auditors.

2013 Annual Report | 105

	Compliance		Non- Compliance	Inform or Explain
	Total	Partial
Recommendation II.7: Ensuring Training and Development of the Issuer’s directors and senior managers.
II.7.1	X

In 2013, our Training sector continued to focus on the 3 main HR development drivers, such as Communication, Leadership and Team Work, designed for managers and directors; as well as on mentoring and coaching techniques, by organizing workshops on segment-specific activities. Moreover, Communication, Leadership and Team Work training was extended to staff with no reporting employees, thereby successfully integrating these HR drivers across the whole organization.

On the other hand, at its meeting No.133, Pampa’s Audit Committee approved the training plan for audit committee members on CNV General Resolution No. 606, providing for internal/external audit and internal control rules, for the period September 1, 2012 through August 31, 2013. Moreover, at its meeting No. 148, the Audit Committee approved the training plan for the period September 1, 2013 through August 31, 2014, including workshops on the Capital Market Act, latest developments on international accounting standards, internal control procedures and relevant certification.

II.7.2	X			Pampa generally provides financial support for master degree programs and postgraduate education to his employees.

2013 Annual Report | 106

	Compliance		Non- Compliance	Inform or Explain
	Total	Partial
PRINCIPLE III. ENDORSING AN EFFECTIVE POLICY FOR IDENTIFYING, MEASURING, MANAGING, AND DISCLOSING BUSINESS RISK
Recommendation III: The Board of Directors must provide for a comprehensive business risk management policy and monitor its proper implementation.
III.1	X

At the meeting held on March 7, 2007, Pampa’s Board of Directors decided to approve of selecting, adjusting, and implementing a risk management approach which would turn into a useful tool for identifying the main risks affecting Pampa. Such method provides for adequate risk response solutions, as well as formal risk disclosure channels. Later on, at the meeting No. 2004 held on March 7, 2008, Pampa’s Board of Directors approved the ‘Risk Management Handbook’, which in December 2010 was updated and restated as ‘Business Risk Management Policy’, setting out a risk management approach, as well as risk management roles and responsibilities.

The key aspect of this policy is the provision for duties, responsibilities, and methods for the prevention and detection of risks arising from activities conducted by the Company, and affecting its business or operations.

III.2	X

This Policy sets out responsibilities and methods for business risk assessment. This procedure is conducted with the assistance of the Audit Committee, which is charge of supervising assessment procedures and implementing related measures.

The key business risk factors taken into account by Pampa for consideration include, among others, (i) regulatory conditions having an impact on the Company; (ii) potential production failures; (iii) operational interruptions; (iv) losses resulting from incidents and/or disasters; (v) claims and complaints arising from disputes having an impact on the organization; (vi) environmental issues; (vii) impaired margins; (viii) trade union disputes; (ix) delay in certain maintenance works (known to and consented by the manufacturer) increasing the probability of unit failure despite taking every possible precaution.

2013 Annual Report | 107

	Compliance		Non- Compliance	Inform or Explain
	Total	Partial
III.3	X

This Policy also provides for a Risk Manager, who is responsible for including in its annual programs all the necessary tests for detecting business risk signals and indicators, monitoring the effectiveness of the program as a whole, and safeguarding compliance with and oversight of this Policy.

III.4	X

The Board of Directors, the Management Committee, and the various risk managers are currently working to implement risk assessment and internal control policies, in accordance with the criteria set forth in Section 404 of Sarbanes-Oxley Act. This report defines Internal Control as a process conducted by directors, managers, and the rest of the company staff, designed for providing a reasonable degree of safety, with the purpose of ensuring effective and efficient operations, reliable financial information, and compliance with applicable laws and regulations.

III.5	X			The results from this risk assessment procedure are shown in the Annual Report.
PRINCIPLE IV. SAFEGUARDING INTEGRITY OF FINANCIAL INFORMATION WITH INDEPENDENT AUDITS
Recommendation IV: Ensuring independence and transparency of the duties assigned to the Audit Committee and the External Auditor.
IV.1	X			Pursuant to Pampa’s bylaws, and Audit Committee Rules, said committee consists of independent members as a whole.
IV.2	X

In 2010 Pampa hired a professional as a new staff member, who fulfills the duties of an internal auditor and quarterly reports to the Audit Committee, as well as evaluates the degree of progress relating to the internal audit plan.

It is worth mentioning that the internal audit function is performed in accordance with international standards for internal audit practice issued by the Institute of Internal Auditors. Pampa’s internal auditor is also certified internationally by said institute.

2013 Annual Report | 108

	Compliance		Non- Compliance	Inform or Explain
	Total	Partial
IV.3	X

Upon the presentation and publication of Pampa’s annual financial statements, the Audit Committee conducts an annual assessment of internal auditors’ the performance and issues an informed opinion in this regard, pursuant to Section 18, Title V, Chapter III of CNV Regulations (Restated Text 2013) and the Audit Committee’s Internal Rules.

IV.4			X

Pampa has no specific turnover policy in place for Supervisory Board members and/or External Auditor. Nonetheless, regarding external auditors’ turnover, Pampa is subject to the provisions of Section 28, Title VI, Chapter III of CNV Regulations (Restated Text 2013), providing that any auditing firm or association shall perform auditing jobs for a period not to exceed 3 consecutive years.

PRINCIPLE V. RESPECTING THE RIGHTS OF SHAREHOLDERS
Recommendation V.1: Ensuring that shareholders have access to the Issuer’s information.
V.1.1	X

Pampa’s CEOs, on behalf of the Board of Directors’ and the Investor Relationship area, organize a conference call upon each closing and presentation of the Company’s annual and quarterly financial statements. Shareholders willing to participate and the investing public generally attend these conference calls, where information is provided on profits and losses for each fiscal year, relevant events for each period and answers are given on specific doubts and queries.

2013 Annual Report | 109

	Compliance		Non- Compliance	Inform or Explain
	Total	Partial
V.1.2	X

On the one hand, Pampa has a special area within its organization that receives questions and/or queries from its shareholders and/or the investing public generally.

On the other hand, Pampa’s website has a special ‘Customer Relationship’ section, containing any kind of material information (financial statements, filings before regulatory authorities, including the U.S. Securities & Exchange Commission and the New York Stock Exchange, relevant events, corporate governance policies, etc.) for its shareholders and the investing public generally. In turn, this special website section facilitates channeling queries.

Recommendation V.2: Promoting active participation of all shareholders.
V.2.1	X

Shareholders are given notice to attend meetings through the formal means set out in the bylaws and applicable regulations. Observance of these formalities to convene meetings is effective, and it does not undermine the principle of shareholder equal treatment.

V.2.2			X

Pampa considers it unnecessary and inappropriate to implement any kind of rules to ensure disclosure requirements for shareholders prior to holding a meeting, since Pampa strictly complies with the effective regulations in this matter. Along this line, Pampa guarantees shareholders’ the unrestricted exercise of the right to information, making available within the time periods specified in the applicable regulations, at its home office and also posted on its website, any relevant information and/or any information especially requested by any shareholder.

V.2.3	X

Following the provisions set out in the applicable laws and regulations, Pampa’s bylaws expressly state that, upon written request, shareholders represent at least 5% of capital stock, may request the calling of a meeting, specifying its purpose and reasons. These requests shall be met so that the Board of Directors or the Supervisory Board will convene the meeting in order to hold it on a date that shall not exceed 40 days after notice of call is received.

To date, none of the shareholders with at least 5% of Pampa’s capital stock has expressly requested to call a meeting.

2013 Annual Report | 110

	Compliance		Non- Compliance	Inform or Explain
	Total	Partial
V.2.4			X	Pampa has no policies in place to encourage the participation of major shareholders, abiding by the principle of equal treatment to shareholders, whether actual or potential.
V.2.5			X	When director candidacies are proposed, shareholders do not usually require the former to state their position regarding the adoption or not of a Corporate Governance Code.
Recommendation V.3: Ensuring the one share one vote principle.	X

It is not applicable to implement any kind of policy with the purpose of promoting the one share one vote principle. This is due to the fact that, pursuant to Pampa’s bylaws, shares are not identified by different classes, and all of them entitle to one vote.

Recommendation V.4: Setting out protection mechanisms for all shareholders vis-à-vis company takeovers.	X

Pursuant to the provisions set forth in Section 90 of the Capital Market Act, the application of the Public Offering of Takeover Securities Regime is universal, thus comprising every company listing its CNV-registered shares on the stock exchange, such as Pampa, and therefore Section 38 of Pampa’s bylaws turning out to be inapplicable.

Recommendation V.5: Increasing the outstanding shares/capital stock ratio.	X

Pursuant to information supplied in compliance with the requirements set forth in Section 62 of the BCBA Listing Rules, as of December 31, 2013, there is a controlling group at Pampa with shareholdings equal to 62% of capital stock and voting rights. Consequently, the remaining percentage of capital stock is scattered among the investing public, largely exceeding 20% the amount specified in this Recommendation. Moreover, in the last three years, it has been confirmed that more than 20% of the Issuer’s capital stock is scattered across the market. Thus, in compliance with the BCBA Listing Rules, the following percentages were identified in relation to the controlling group: (i) as of 12/31/13, 22.63%; (ii) as of 12/31/12, 22.79%; and (iii) as of 12/31/11, 22.72%.

2013 Annual Report | 111

Compliance		Non- Compliance	Inform or Explain
Total	Partial
Recommendation V.6: Ensuring transparency of the Company’s dividend policy.
V.6.1		X

Taking into account fluctuations in the economy generally, and the electricity market particularly, it is not advisable to set out a specific policy for dividend payments. The Board of Directors is assessing on a prudential basis the possibility of paying dividends to Pampa’s shareholders within each fiscal year, after thoroughly examining the economic scenario then prevailing.

V.6.2	X

Although the Company has not put in place documented procedures to prepare the Issuer’s proposal for appropriation of retained earnings, Pampa’s Board of Directors drafts an informed proposal in conformity with legal requirements, which is included in the Annual Report.

The Shareholders’ Meeting held on April 26, 2013, resolved that losses recorded in the fiscal year ended December 31, 2012, amounting to AR$649,694,254 be absorbed against retained earnings as of December 31, 2012. Moreover, as regard the remaining balance of Retained Earnings account, net of the above-mentioned losses, amounting to AR$771,796,574, it was resolved that losses be absorbed against the Share Premium account.

PRINCIPLE VI. MAINTAINING STRONG BONDS OF TRUST WITH THE COMMUNITY
Recommendation VI: Providing the community with information on the Issuer’s affairs, and a direct communication channel with the Company.
VI.1	X

Pampa’s website www.pampaenergia.com, a user-friendly browser tool, which is constantly upgraded, including complete and accurate information on the member companies of the business group led by Pampa and their respective business. This website also enables users to ask questions and send queries.

VI.2	X

Once a year, Pampa prepares an Environmental Management Report, within each of its electric power generation plants.

Pampa also prepares an Environmental Sustainability Report following the Global Reporting Initiative (‘GRI’) guidelines, which contain a specific chapter on environmental sustainability and responsibility.

2013 Annual Report | 112

	Compliance		Non- Compliance	Inform or Explain
	Total	Partial
PRINCIPLE VII. PROVIDING FOR FAIR AND EQUITABLE COMPENSATION

Recommendation VII: Setting out clear-cut policies for compensation of directors and senior managers, specifically focusing on conventional or bylaws-imposed limitations depending on the existence of profits.

VII.1			X

Pampa has no Compensation Committee in place. One of the key functions that this committee may discharge in relation to compensation of directors and statutory auditors are currently performed by Pampa’s Audit Committee. On the other hand, any matter concerning remuneration of managers and employees is addressed by the Company’s HR Division in compliance with applicable laws and regulations.

VII.1.1			X	Not applicable.
VII.1.2			X	Not applicable.
VII.1.3			X	Not applicable.
VII.1.4			X	Not applicable.
VII.1.5			X	Not applicable.
VII.2			X	Not applicable.
VII.2.1			X	Not applicable.
VII.2.2			X	Not applicable.
VII.2.3			X	Not applicable.
VII.2.4			X	Not applicable.
VII.2.5			X	Not applicable.
VII.2.6			X	Not applicable.
VII.2.7			X	Not applicable.
VII.3			X	Not applicable.

2013 Annual Report | 113

	Compliance		Non- Compliance	Inform or Explain
	Total	Partial
VII.4	X

Pampa’s Audit Committee Rules provides that the Audit Committee shall have a duty to approve any proposal for compensation of company CEOs so that the Board of Directors may submit the relevant proposal for consideration at the Shareholders’ Meeting. They may require advice on compensation matters from world-recognized experts, making their best effort to ensure that remuneration amounts received by company CEOs are similar to those paid to other executives filling like positions in Argentina and abroad, who manage private equity business and investments in the Argentine market and/or other countries in the region, taking into account the contribution made by each CEO and the Company’s general net worth position and operational income. In this regard, the Audit Committee timely issues an opinion on the proposed remuneration for directors and senior managers strictly based on reasonable compensation criteria.

On the other hand, regarding the rest of the Company’s employees, the HR Division is responsible for developing and conducting the procedure for setting the relevant compensation amounts.

PRINCIPLE VIII. PROMOTING BUSINESS ETHICS
Recommendation VIII: Ensuring ethical behavior within the Issuer.
VIII.1	X

Pampa has put in place a Code of Business Conduct which, additionally to setting out the ethical principles which lay the groundwork for the relationship between Pampa and its employees and suppliers, provides for means and tools that guarantee the transparency of affairs and issues affecting Pampa’s proper management. The Code provides for principles that shall be applicable to the relationship between Pampa and its contractors, subcontractors, suppliers, and advisors, pursuant to applicable laws and regulations.

On the other hand, the Code of Business Conduct, which is publicly available, must be signed by all the Company’s employees and members of the Board of Directors.

2013 Annual Report | 114

	Compliance		Non- Compliance	Inform or Explain
	Total	Partial
VIII.2	X

Within the framework of the various corporate government policies adopted in the course of 2009, Pampa’s Management Committee approved implementing the Ethics Hotline, as an exclusive channel to report, under strict confidentiality, any suspected misconduct or breach of the Code of Business Conduct.

The procedure for receiving, analyzing, and processing claims forwarded through the different Ethics Hotline channels (toll-free telephone number, e-mail, and/or webpage) is managed by a third-party provider.

VIII.3	X

The Code for Reporting Suspected Misconduct or Fraud Behavior within Pampa Group, under which the Ethics Hotline is implemented, provides that once a complaint is submitted, the third-party provider shall draw up a report that will be sent to the Legal Counsel and Compliance Manager who, under Pampa’s Audit Committee supervision, shall examine the complaint and classify it by degree of urgency and type of claim. Depending on how the complaint is categorized, it will be treated differently, which may even include the conduct of complaint-related inquiry proceedings. If appropriate, Pampa’s CEOs may coordinate taking complaint-related corrective and/or disciplinary action.

PRINCIPLE IX: DEEPENING THE SCOPE OF THE CODE
Recommendation IX: Fostering the inclusion of good corporate governance practices in the Bylaws.	X

The Board of Directors annually approves the Code of Corporate Governance Report, which is drafted in accordance with the applicable CNV regulations. However, Pampa’s Board of Directors believes that at present the provisions of the Code should not necessarily be shown as a whole in the Bylaws. Considering that the Bylaws, as well as the Report, may be qualified as publicly available information through the CNV webpage, Pampa fully complies with the capital market transparency principle.

2013 Annual Report | 115

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012, AND

FOR THE YEARS THEN ENDED

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the consolidated financial statements of the Company.

Terms	Definitions
AESEBA	AESEBA S.A.
AFIP	Federal Administration of Public Revenue
BBVA	Banco Bilbao Vizcaya Argentaria S.A.
BCBA	Buenos Aires Stock Market
BLL	Bodega Loma La Lata S.A.
BO	Official Gazette
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CC	Combined cycle
CEMSA	Comercializadora de Energía del Mercosur S.A.
CIADI	International Center for Settlement of Investment Disputes
CINIIF / IFRIC	International Financial Reporting Interpretations Committee
CIESA	Compañía de inversiones de energía S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CGU	Cash Generating Unit
CMO	Marginal Cost Operated
CNDC	National Antimonopoly Office
CNV	National Securities Commission
CPB	Central Piedra Buena S.A.
CSJN	Supreme Court of Justice
CTG	Central Térmica Güemes S.A.
CTLL	Central Térmica Loma La Lata S.A.
CVP	Variable Production Cost
CYCSA	Comunicaciones y Consumos S.A.
DESA	Desarrollos Energéticos S.A.
DO	Availability objective

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
EASA	Electricidad Argentina S.A.
EDELAR	Empresa Distribuidora de Electricidad de La Rioja S.A.
EDEN	Empresa Distribuidora de Energía Norte S.A.
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
EGSSA	EMDERSA Generación Salta S.A.
EGSSAH	EGSSA Holding S.A.
EMDERSA	Empresa Distribuidora Eléctrica Regional S.A.
EMDERSA Holding	EMDERSA Holding S.A.
ENARGAS	National Gas Regulatory Agency
ENARSA	Energía Argentina S.A.
ENDISA	Energía Distribuida S.A.
ENRE	National Regulatory Authority of Electricity
EPCA	EPCA S.A
ERSA	Energía Riojana S.A.
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FNEE	National Electricity Fund
FOCEDE	Fund works of consolidation and expansion of electrical distribution
FOTAE	Works Administration Trust Transport for Electricity Supply
FONINVEMEM	Fund for Investments required to increase the electric power supply in the WEM
Foundation	Pampa Energía Foundation committed to education
Grupo Dolphin	Grupo Dolphin S.A.
GUDI	Distribution Large Users
GUMA	Major Large Users
GUME	Minor Large Users
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
HRP	Hours of power remuneration

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
IASB	International Accounting Standards Board
ICBC	Industrial and Commercial Bank of China (Argentina) S.A.
IEASA	IEASA S.A.
INDISA	Inversora Diamante S.A.
INNISA	Inversora Nihuiles S.A.
IPB	Inversora Piedra Buena S.A.
IPIM	Domestic wholesale price index
IVC	Cost Variation Index
LVFVD	Sales Liquidations with Maturity Date to be Defined
MAT	WEM’s Forward Market
MECON	Ministry of Economy
MEM / WEM	Wholesale Electricity Market
MPFIPyS	Ministry of Federal Planning, Public Investment and Services
MMC	Cost Monitoring Mechanism
MAN Engines	MAN B & W Diesel model 18V32/40PGI
NFSA	Nación Fideicomiso S.A.
NIC	International Accounting Standards
NIIF / IFRS	International Financial Reporting Standards
OED	Agency in Charge of Dispatch
Orígenes Retiro	Orígenes Seguros de Retiro S.A.
PACOSA	Pampa Comercializadora S.A.
PEPASA	Petrolera Pampa S.A.
PISA	Pampa Inversiones S.A.
Powerco	Powerco S.A.
PP	Pampa Participaciones S.A.
PP II	Pampa Participaciones II S.A.
PRESA	Pampa Real Estate S.A.

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions

PUREE	Rational Use of Electricity Programme
PYSSA	Préstamos y Servicios S. A.
RT	Tecnical Resolution
RTT	Interim Rate Regime
ES	Secretary of Energy
The Company / Group	Pampa Energía S. A. and its subsidiaries
TG	Gas turbine
TGS	Transportadora de Gas del Sur S. A.
TMB	Termoeléctrica Manuel Belgrano
TJSM	Termoeléctrica Jose de San Martín
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S. A.
Transelec	Transelec Argentina S. A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S. A.
TV	Steam turbine
UTE Apache	Apache Energía Argentina S. R. L. - Petrolera Pampa S. A. , Unión Transitoria de Empresas - Estación Fernandez Oro y Anticlinal Campamento
VAD	Value Added Distribution
VCP	Short-term securities
VRD	debt security
YPF	YPF S. A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2013 and 2012

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	12.31.2013	12.31.2012
ASSETS
NON CURRENT ASSETS
Investments in joint ventures	8	188,644,285	192,315,761
Investments in associates	9	134,774,654	132,546,155
Property, plant and equipment	10	6,902,661,359	6,019,372,559
Intangible assets	11	901,846,313	1,798,492,198
Biological assets	12	1,935,296	1,976,109
Financial assets at fair value through profit and loss	13	432,729,855	303,792,067
Deferred tax assets	14	63,214,262	87,532,301
Trade and other receivables	15	366,685,679	421,117,506
Total non current assets		8,992,491,703	8,957,144,656

CURRENT ASSETS
Infrastructure under construction	16	-	84,465,694
Biological assets	12	564,431	497,255
Inventories	17	113,706,655	107,342,562
Trade and other receivables	15	2,257,875,710	1,541,543,369
Financial assets at fair value through profit and loss	13	844,259,368	236,646,460
Cash and cash equivalents	18	341,668,865	156,647,001
Total current assets		3,558,075,029	2,127,142,341
Assets classified as held for sale	19	11,987,500	235,196,934
Total assets		12,562,554,232	11,319,483,931

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continuation)

	Note	12.31.2013	12.31.2012
SHAREHOLDERS´ EQUITY
Share capital	20	1,314,310,895	1,314,310,895
Additional paid-in capital		263,489,911	1,018,352,216
Reserve for directors’ options		259,351,053	250,405,701
Retained earnings (Accumulated losses)		286,083,801	(771,796,574)
Other comprehensive loss		(24,385,321)	(10,753,372)
Equity attributable to owners of the company		2,098,850,339	1,800,518,866
Non-controlling interest		775,971,764	529,796,278
Total equity		2,874,822,103	2,330,315,144

LIABILITIES
NON CURRENT LIABILITIES
Trade and other payables	21	1,295,851,077	2,230,282,210
Borrowings	22	2,924,530,436	2,218,483,028
Deferred revenues	23	33,665,717	264,427,265
Salaries and social security payable	24	25,959,305	17,460,281
Defined benefit plans	25	136,521,808	120,902,649
Deferred tax liabilities	14	416,561,631	625,429,965
Taxes payable	26	150,095,508	61,545,202
Provisions	27	90,331,010	86,409,533
Total non current liabilities		5,073,516,492	5,624,940,133

CURRENT LIABILITIES
Trade and other payables	21	3,098,555,391	1,687,978,624
Borrowings	22	753,571,799	790,916,969
Salaries and social security payable	24	501,445,076	447,870,658
Defined benefit plans	25	8,552,119	21,846,945
Taxes payable	26	239,718,270	248,119,227
Provisions	27	12,372,982	11,659,708
Total current liabilities		4,614,215,637	3,208,392,131
Liabilities associated to assets classified as held for sale	19	-	155,836,523
Total liabilities		9,687,732,129	8,989,168,787
Total liabilities and equity		12,562,554,232	11,319,483,931

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2013 and 2012

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	12.31.2013	12.31.2012

Sales	28	5,334,993,550	6,695,364,819
Cost of sales	29	(5,598,574,748)	(6,355,771,263)
Gross profit		(263,581,198)	339,593,556

Selling expenses	30	(635,421,473)	(414,002,396)
Administrative expenses	31	(564,391,356)	(463,317,509)
Other operating income	32	466,220,030	196,418,100
Other operating expenses	32	(211,453,638)	(203,949,959)
Loss of joint ventures	8	(4,799,349)	(31,020,306)
Share of profit of associates	9	2,228,499	2,294,951
Impairment of property, plant and equipment	5	-	(108,283,569)
Operating loss before Resolution ES No. 250/13 and ES Note No. 6852/13		(1,211,198,485)	(682,267,132)
Higher Costs Recognition - Resolution ES No. 250/13 and ES Note No. 6852/13	2	2,933,051,544	-
Operating profit (loss)		1,721,853,059	(682,267,132)

Financial income	33	337,630,137	143,263,842
Financial cost	33	(815,687,431)	(501,942,312)
Other financial results	33	(510,831,610)	(203,001,724)
Financial results, net		(988,888,904)	(561,680,194)
Profit (Loss) before income tax		732,964,155	(1,243,947,326)

Income tax	34	8,679,493	133,311,022
Profit (Loss) for the year from continuing operations		741,643,648	(1,110,636,304)

Discontinued operations	19	(126,858,328)	31,066,521
Total Profit (Loss) of the year		614,785,320	(1,079,569,783)

Other comprehensive (loss) income
Items that will not be reclassified to profit or loss
Remeasurements related to defined benefit plans	25	(27,034,200)	8,014,669
Income tax	14	6,852,496	(2,805,134)
Discontinued operations		-	(2,103,123)
Loss of joint ventures	8	(70,562)	(67,114)
Other comprehensive (loss) income of the year		(20,252,266)	3,039,298
Total comprehensive Profit (Loss) of the year		594,533,054	(1,076,530,485)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) (Continuation)

	Note	12.31.2013	12.31.2012
Total Profit (Loss) of the year attributable to:
Owners of the company		286,083,801	(649,694,254)
Non - controlling interest		328,701,519	(429,875,529)
		614,785,320	(1,079,569,783)

Total Profit (Loss) of the year attributable to owners of the company:
Continuing operations		371,782,245	(674,653,661)
Discontinued operations	19	(85,698,444)	24,959,407
		286,083,801	(649,694,254)

Total comprehensive Profit (Loss) of the year attributable to:
Owners of the company		272,451,852	(647,796,706)
Non - controlling interest		322,081,202	(428,733,779)
		594,533,054	(1,076,530,485)

Earnings (Loss) per share attributable to the equity holders of the company during the year
Basic and diluted Earnings (Loss) per share from continuing operations	35	0.2829	(0.5133)
Basic (Loss) Earnings per share from discontinued operations	35	(0.0652)	0.0190
Diluted (Loss) Earnings per share from discontinued operations	35	(0.0652)	0.0186

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2013 and 2012

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Attributable to owners
	Equity holders of the company		Retained earnings					Non-controlling interest	Total equity
	Share capital (Note 20)	Additional paid-in capital	Reserve for directors’ options	Legal reserve	Other comprehensive (loss) income	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2011	1,314,310,895	1,536,759,469	241,460,349	27,396,793	(12,650,920)	(667,906,366)	2,439,370,220	1,327,964,340	3,767,334,560
Reserve for directors’ options	-	-	8,945,352	-	-	-	8,945,352	-	8,945,352
Release of legal reserve - Shareholders’ meeting 04.27.2012	-	-	-	(27,396,793)	-	27,396,793	-	-	-
Additional paid-in capital absorption - Shareholders’ meeting 04.27.2012	-	(518,407,253)	-	-	-	518,407,253	-	-	-
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	(30,642,762)	(30,642,762)
Acquisitions of companies	-	-	-	-	-	-	-	19,399,492	19,399,492
Sale of subsidiaries	-	-	-	-	-	-	-	(365,499,360)	(365,499,360)
Increase in non-controlling interest from discontinued operations	-	-	-	-	-	-	-	23,773,504	23,773,504
Others variation in non-controlling interest	-	-	-	-	-	-	-	(16,465,157)	(16,465,157)

Loss of the year	-	-	-	-	-	(649,694,254)	(649,694,254)	(429,875,529)	(1,079,569,783)
Total comprehensive loss of the year	-	-	-	-	1,897,548	(649,694,254)	(647,796,706)	(428,733,779)	(1,076,530,485)
Balance as of December 31, 2012	1,314,310,895	1,018,352,216	250,405,701	-	(10,753,372)	(771,796,574)	1,800,518,866	529,796,278	2,330,315,144

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continuation)

	Attributable to owners
	Equity holders of the company		Retained earnings					Non-controlling interest	Total equity
	Share capital (Note 20)	Additional paid-in capital	Reserve for directors’ options	Legal reserve	Other comprehensive loss	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2012	1,314,310,895	1,018,352,216	250,405,701	-	(10,753,372)	(771,796,574)	1,800,518,866	529,796,278	2,330,315,144

Reserve for directors’ options	-	-	8,945,352	-	-	-	8,945,352	-	8,945,352
Accumulated losses absorptions - Shareholders’ meeting 04.26.2013	-	(771,796,574)	-	-	-	771,796,574	-	-	-
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	(15,467,679)	(15,467,679)
Sale of subsidiaries	-	-	-	-	-	-	-	(72,127,674)	(72,127,674)
Sale of interest in subsidiaries (Note 44)	-	7,698,689	-	-	-	-	7,698,689	20,941,588	28,640,277
Merger of subsidiaries (Note 7)	-	9,235,580	-	-	-	-	9,235,580	(9,251,951)	(16,371)

Profit of the year	-	-	-	-	-	286,083,801	286,083,801	328,701,519	614,785,320
Other comprehensive income of the year	-	-	-	-	(13,631,949)	-	(13,631,949)	(6,620,317)	(20,252,266)
Total comprehensive profit of the year	-	-	-	-	(13,631,949)	286,083,801	272,451,852	322,081,202	594,533,054
Balance as of December 31, 2013	1,314,310,895	263,489,911	259,351,053	-	(24,385,321)	286,083,801	2,098,850,339	775,971,764	2,874,822,103

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2013 and 2012

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	12.31.2013	12.31.2012
Cash flows from operating activities:
Profit (Loss) for the year		614,785,320	(1,079,569,783)
Adjustments to reconcile net profit (loss) to cash flows provided by operating activities:
Income tax and minimum notional income tax	34	(8,679,493)	(133,311,022)
Interest accruals		446,239,324	380,491,017
Depreciations and amortizations	29, 30 and 31	371,291,733	374,037,848
Impairment of property, plant and equipment	5	-	108,283,569
Reserve for directors’ options	31	8,945,352	8,945,352
Constitution of accruals, net		58,107,826	48,357,541
Constitution of provisions, net		36,571,446	27,114,436
Share of profit of joint ventures and associates	8 and 9	2,570,850	28,725,355
Accrual of defined benefit plans	29, 30 and 31	33,754,716	28,745,431
Foreing currency exchange difference	33	735,720,463	344,622,323
Results for discounted value measurement	33	155,869,735	72,030,127
Changes in the fair value of financial instruments	33	(295,854,837)	(191,938,160)
Result from repurchase of corporate bonds	33	(88,879,485)	(21,451,233)
Recognition Agreement March	32	(85,177,042)	-
Dividends earned	32	(6,876,038)	(1,581,532)
Recovery of other operating costs	32	(13,002,003)	-
Results from property, plant and equipment sale and decrease	32	13,404,236	1,967,799
Consumption of materials		6,783,353	9,654,075
Revenue recognition CAMMESA finance		(17,402,480)	(17,525,025)
Higher Costs Recognition - Resolution ES No. 250/13 and ES Note No. 6852/13	2.3.3	(2,933,051,544)	-
Other		5,683,348	3,544,158
Discontinued operations		199,135,735	298,863,627

CONSOLIDATED STATEMENT OF CASH FLOWS (Continuation)

	Note	12.31.2013	12.31.2012
Changes in operating assets and liabilities:
Increase in trade receivables and other receivables		(508,715,144)	(149,276,949)
Increase in inventories		(50,402,379)	(21,429,651)
Increase in biological assets		(916,879)	(602,651)
Increase in trade and other payables		1,483,195,797	259,977,173
(Decrease) Increase in deferred revenues		(700,044)	16,906,265
Increase in salaries and social security payable		112,375,704	110,532,346
Decrease in defined benefit plans		(13,164,865)	(5,640,355)
(Decrease) Increase in taxes payable		(31,963)	39,890,061
Decrease in provisions		(25,358,712)	(12,110,743)
Increase of cash obteined by PUREE		491,946,068	410,672,269
Income tax paid		(3,692,829)	(22,588,626)
Dividend paid to third parties by subsidiaries		(7,871,681)	(13,992,428)
Subtotal before CAMMESA financing		716,603,588	902,342,614
Proceeds from funds obtained -CAMMESA operating financing		1,079,210,328	295,714,000
Net cash generated by operating activities		1,795,813,916	1,198,056,614

Cash flows from investing activities:
Purchases of property, plant and equipment		(1,197,754,080)	(640,407,502)
Proceeds from property, plant and equipment sale		399,407	1,714
Purchases of financial assets at fair value		(353,525,353)	(689,647,868)
Proceeds from financial assets at fair value sale		307,769,071	782,726,438
Proceeds from financial assets' interest		1,878,384	5,311,804
Proceeds from amortizacions of financial assets		54,793,585	-
Loans		-	(1,270,055)
Proceeds from loans		4,617,341	1,573,036
Proceeds from dividends		13,028,406	-
(Subscription) Rescue of investment funds, net		(282,191,942)	(123,234,870)
Capital contribution in joint ventures		(205,386)	(198,565)
Decrease in derivatives financial instruments		-	(1,864,000)
Discontinued operations		(124,246,000)	(236,125,186)
Net cash used in investing activities		(1,575,436,567)	(903,135,054)

CONSOLIDATED STATEMENT OF CASH FLOWS (Continuation)

	Note	12.31.2013	31.12.2012

Cash flows from financing activities:
Proceeds from borrowings		656,489,875	222,495,166
Payment of borrowings		(713,595,455)	(812,960,919)
Payment for repurchase of financial debt		(65,982,241)	(88,546,372)
Discontinued operations		25,388,000	136,785,617
Net cash used in financing activities		(97,699,821)	(542,226,508)

Increase (Decrease) in cash and cash equivalent		122,677,528	(247,304,948)

Cash and cash equivalents at the beginning of the year	18	156,647,001	345,118,745
Cash and cash equivalents at the beginning of the year included in assets classified as held for sale	19	11,154,000	28,305,000
Foreing currency exchange difference generated by cash and cash equivalents		51,190,336	41,682,204
Increase (Decrease) in cash and cash equivalents		122,677,528	(247,304,948)
Cash and cash equivalents at the end of the year	18	341,668,865	167,801,001

Cash and cash equivalents at the end of the year in the statement of financial position		341,668,865	156,647,001
Cash and cash equivalents at the end of the year included in assets classified as held for sale		-	11,154,000
Cash and cash equivalents at the end of the year		341,668,865	167,801,001

Non-cash transactions:
Acquisition of property, plant and equipment through an increase in trade payables		(80,865,018)	(18,586,988)
Unpaid dividends		(7,596,000)	(7,508,591)
Borrowing costs capitalized in property, plant and equipment		3,463,005	6,405,000
Increase in provision for decommissioning of wells		(879,435)	(577,266)
Decrease in PUREE related liability (Res. ES No. 250/13)		1,661,103,990	-
Decrease in CAMMESA related liability (Res. ES No. 250/13 and ES Note No. 6852/13)		1,152,267,285	-
Increase in financial assets at fair value from subsidiary sale		334,339,766	-
Decrease in financial assets at fair value from repurchase of Corporate Notes		(165,085,442)	-
Increase in other receivables from subsidiary sale		44,626,592	-
Investments in subsidiaries' sale		(7,698,689)	-

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013 and 2012

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 1: GENERAL INFORMATION

The Company is an integrated electricity company which, through its subsidiaries and joint ventures, is engaged in of the electricity generation, transmission and distribution in Argentina.

In the generation business, the Company has an installed capacity of approximately 2,217 MW, which accounts for approximately 7.1% of the installed capacity in Argentina.

In the transmission business, the Company joint-controls Citelec, which is the controlling company of Transener, that performs the operation and maintenance of the high-tension transmission network in Argentina which covers 12,214 km of lines of its own, as well as 6,159 km of high-tension lines belonging to Transba in the province of Buenos Aires. Both companies together carry 90% of the electricity in Argentina.

In the distribution business, the Company, through Edenor, distributes electricity among over 2.8 million customers throughout the northern region of Buenos Aires City, the north and northwest of Greater Buenos Aires.

In other sectors, the Company conducts financial investment operations, oil and gas exploration and exploitation, and it keeps investments in other companies that have complementary activities.

NOTE 2: REGULATORY FRAMEWORK

2.1 Generation

The future development of the power generation activity could force the Government to modify adopted measures or to introduce additional regulations. The impacts generated by the whole set of measures adopted as at the date hereof by the National Government on the Company and its subsidiaries’ financial, economic and cash position as at December 31, 2013 have been calculated based on the assessments and estimates made by the Company management as at the date of preparation of these consolidated financial statements and should be interpreted considering these circumstances.

On March 22, 2013, the ES issued the Resolution No. 95/13 introducing a new remuneration scheme for the electric generation activity and several modifications to the MEM organization, including the suspension from entering into new agreements and renewing agreements in force in the MAT.

On November 28, 2013, the Company and its generating subsidiaries received a request for information from the Hydrocarbon Investment Plan’s Strategic Planning and Coordination Committee so that it should provide the information necessary to conduct a comprehensive analysis of the electricity market. It should be pointed out that the Company and its generating subsidiaries have timely and properly submitted all documentation required by the authorities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

The regulatory provisions that have affected or are affecting the electricity market and the activities of the Company and its generation subsidiaries are stated below for the years that are reported in the financial statements.

2.1.1Resolution No. 95/13 – New Remuneration Scheme and other Modifications to the MEM (“the Resolution”)

The Resolution —published in the Official Bulletin on March 26, 2013— established a new general-scope system replacing the remuneration scheme that was applicable to all the generation sector (generators, self-generators and co-generators), with the following exceptions: (i) bi-national hydroelectric power plants and nuclear power plants; y (ii) the electric power and/or energy marketed undercontracts regulated by the ES having a differential remuneration as fixing  ES Resolutions No. 1193/05, 1281/06, 220/07, 1836/07, 200/09, 712/09, 762/09, 108/11 and 137/11, as well as any other kind of electric power supply contract under a differential remuneration system established by the ES (the “Covered Generators”).

Therefore, power and/or energy marketed by the Company and its generation subsidiaries under the WEM Supply Agreement pursuant to ES Resolutions No. 1281/06 and No. 220/07 will be exempted from the new remuneration scheme.

The new remuneration scheme applies to economic transactions as from the month of February, 2013. However, its actual application to each specific generating agent requires that it should waive all administrative and/or judicial claims it may have brought against the National Government, the ES and/or CAMMESA regarding the 2008-2011 Generators’ Agreement and/or ES Resolution No. 406/03. Furthermore, each generating agent should agree to waive its right to file judicial and/or administrative claims regarding the Agreement previously mentioned and ES Resolution.

Covered Generators not meeting this waiver demand will remain under the preexisting scheme.

The new remuneration scheme comprises three items:

i.         Fixed Costs Remuneration: it considers and remunerates the provision in the HRP. This remuneration is subject to the compliance with a DO —which is equivalent to the average availability per technology during the last three calendar years— and the Historical Average Availability of each unit. The remuneration to be received by the generating agent will depend on the technology and on the degree of compliance with the DO:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

The parameters defined by the Resolution by type of technology are as follows:

Technology and scale	Ps./MW-HRP
TG units with power (P) < 50 Mw	48.00
TG units with power (P) > 50 Mw	40.00
TV units with power (P) < 100 Mw	52.80
TV units with power (P) > 100 Mw	44.00
CC units with power (P) < 150 Mw	37.20
CC units with power (P) > 150 Mw	31.00
HI units with power (P) < 120 Mw	37.40
HI units with power (P) between 120 Mw and 300 Mw	20.40
HI units with power (P) > 300 Mw	17.00

Generators will be entitled to the following Fixed Costs Remuneration percentages:

Availability of the unit regarding:
Price of the Fixed Costs Remuneration collectable		DO		Historical Average Availability (average for the last 3 years)
100%	or	>	and	> 80%
		<	and	>105%
75%		>	and	<80%
50%		<	and	between 100% and 105%
35%		<	and	<100%

The Resolution points out that in case a generator is not eligible for the Fixed Costs Remuneration for breaching the DO parameters, this remuneration may not be lower than 12 Ps./MW-HRP.

ii.       Variable Costs Remuneration: new values are established replacing the remuneration of Maintenance Variable Costs and Other Non-Fuel Variable Costs. They are calculated on a monthly basis based on the power generated by each type of fuel:

Clasification	Running with:
	Natural Gas	Liquid Fuels	Coal
	Ps./MWh
TG units with power (P) < 50 Mw	19.00	33.25	-
TG units with power (P) > 50 Mw	19.00	33.25	-
TV units with power (P) < 100 Mw	19.00	33.25	57.00
TV units with power (P) > 100 Mw	19.00	33.25	57.00
CC units with power (P) < 150 Mw	19.00	33.25	-
CC units with power (P) > 150 Mw	19.00	33.25	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

HI Units	Ps./MW-HRP
HI units with power (P) < 120 Mw	17.00
HI units with power (P) between 120 Mw and 300 Mw	17.00
HI units with power (P) > 300 Mw	17.00

iii.      Additional Remuneration: A portion is paid directly to the generator and the other part of this remuneration will be allocated to “new infrastructural projects in the electric sectors” to be defined by the ES through a trust.

It is noteworthy that at the date of issuance of these financial statements has not yet implemented such trust fund.

	Allocation
	Generator Ps./MWh	Trust Ps./MWh
TG units with power (P) < 50 Mw	8.75	3.75
TG units with power (P) > 50 Mw	7.50	5.00
TV units with power (P) < 100 Mw	8.75	3.75
TV units with power (P) > 100 Mw	7.50	5.00
CC units with power (P) < 150 Mw	8.75	3.75
CC units with power (P) > 150 Mw	7.50	5.00
HI units with power (P) < 120 Mw	63.00	27.00
HI units with power (P) between 120 Mw and 300 Mw	54.00	36.00
HI units with power (P) > 300 Mw	54.00	36.00

To the detailed remuneration that makes up the whole remuneration collectable in the MEM by Covered Generators, should be discounted the electric energy and/or power committed to the MAT or pursuant to other similar agreements, valued at the applicable market price, with the exception of the previously mentioned specific contracts, and after deducting any other charge and/or service to be borne by the mentioned agents.

To all effects indicated in the previous paragraph, Covered Generators should file, for each transaction month, a sworn statement accompanied by supporting documentation duly certified by an external auditor declaring the billing issued for its commitments with the MAT, which will be compared with the deductions made in the economic transactions conducted by CAMMESA. In case of inconsistency in the monetary volumes billed by a Covered Generator where the difference is favorable to it, CAMMESA will invoice such difference to the agent.

Payment Priority

The Resolution provides for two new payment priorities, excluding to such effect the application of ES Resolution No. 406/03: (i) the Fixed Costs Remuneration, the recognition of fuel costs and the Variable Costs Remuneration will be cancelled in the first place; and (ii) the Additional Remuneration will be cancelled in the second place.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

However, it is established that CAMMESA —based on what is provided for by the ES— should accommodate this order to the applicable criteria, that is, to ES Resolution No. 406/03 itself.

Recognition of fuel costs

The Resolution provides that the commercial management and dispatch of fuels for generation purposes will be centralized in CAMMESA. Generators may not renew or extend their contracts with suppliers. Generators may not renew or extend their contracts with suppliers, with the exception of those marketing power under supply agreements having a differential remuneration system, in which case they may continue entering into fuel contracts to provide firm support to their supply commitments. Notwithstanding that, until the termination of the contracts currently in force between generators and their suppliers, costs associated with the reference price, recognized freights, costs associated with the transportation and distribution of natural gas, as well as their related taxes and rates, will be recognized. For the recognition of those costs, two conditions should be met: (i) the kind of costs should be, at the Resolution’s effective date, being recognized by CAMMESA; and (ii) those costs should result from contractual relationships taken on before the Resolution’s effective date.

Trust for the execution of works in the electric sector

As it has been previously explained, part of the Additional Remuneration will be allocated to a trust for the execution of works in the electricity sector. The Resolution provides that the ES will establish the mechanisms of that trust integration.

Additionally, the Resolution sets forth that the ES will define the mechanism under which the LVFVDs issued by CAMMESA pursuant to ES Resolution No. 406/03 and not comprised within the general and/or specific agreements entered into with the ES and/or provisions aimed to the execution of investment works and/or existing equipment maintenance tasks should be destined to the payment of such trust.

As from September 2013, CAMMESA started to settle the Additional Remuneration’s amounts to be destined to the trust as LVFVDs. However, the funding procedure and the trust’s structuring have not been regulated yet.

Suspension of contracts in the MAT

The Resolution transient the incorporation of new contracts into the MAT (excluding those derived from resolutions fixing a differential remuneration system), as well as their extension or renewal. Notwithstanding the foregoing, contracts in force as at the Resolution’s effective date will continue being managed by CAMMESA until their termination. After their termination, Large Users will have to acquire their supplies directly from CAMMESA pursuant to the conditions established to such effect by the ES.

Resolution’s Implementation Criteria

Below are the notes issued by the ES after the enactment of the Resolution, tending to regulate some aspects of it.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

ES Note No. 2052/13 set forth that MAT’s contracts effective as from May 1, 2013, provided the information for their administration in the MAT has been filed pursuant to the regulations in force, may be administered by the generators for a maximum term of three months from their effective date.

Through Note ES No. 2053/13, the criteria for the implementation of the Resolution were approved. Among its most relevant aspects, it provided that the application of the new remuneration scheme will be made on a case-by-case basis for each agent as from the reception of the waiver set forth by Section 12 of the Resolution. CAMMESA will make adjustments in the economic transactions as from February 2013 or on the third month prior to the month on which the waiver was informed, whichever occurs later, unless there is an ES specific provision in this respect.

As regards the priority in the settlement of the above-mentioned remuneration, it set forth that the Fixed Costs Remuneration, the Variable Costs Remuneration and the Additional Remuneration settled directly to the generator, as well as the recognition of fuel costs, will have the same priority as that set forth in Section 4.e of ES Resolution No. 406/03.

Likewise, the remuneration of frequency regulation services and short-term reserve will be brought in line with the priority set forth by Section 4.d of ES Resolution No. 406/03, and the additional remuneration allocated to the trust, with that contemplated in subsection c) of such resolution.

As regards ES Note No. 2053/13, the ES, through Note No. 3229/13, set forth different criteria for the implementation of the Resolution regarding hiring terms for Large Users with CAMMESA, such as term, data to be included, billing, etc.

Through ES Note No. 3902/13, the ES replaced the implementation criteria applicable to contracts with the OED created through Note No. 3229/13, and provided for the application of a "Monthly Sustainability and Guarantee Charge” to Large Users to make up a sufficient collection guarantee amount and sustain higher administration expenses for the temporary operations set forth by the Resolution, with an initial value of 15 Ps./MWh. The ES will later provide instructions on the allocation of the funds collected through that charge.

Furthermore, the ES instructed CAMMESA to classify the Covered Agents’ generating units according to the scales set forth in the Resolution, and this classification will be subject to review by the ES itself. This classification was made by CAMMESA through note B-80255-1, according to the following detail:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Company	Generating unit	Technology	Power
CTG	GUEMTV11	TV	<100 MW
CTG	GUEMTV12	TV	<100 MW
CTG	GUEMTV13	TV	>100 MW
CPB	BBLATV29	TV	>100 MW
CPB	BBLATV30	TV	>100 MW
CTLL	LDLATG01	TG	>50 MW
CTLL	LDLATG02	TG	>50 MW
CTLL	LDLATG03	TG	>50 MW
HIDISA	AGUA DEL TORO	HI	HI – Media 120<P≤300
HIDISA	EL TIGRE	HI	HI – Chica 0<P≤120
HIDISA	LOS REYUNOS	HI	HI – Media 120<P≤300
HINISA	NIHUIL I	HI	HI – Media 120<P≤300
HINISA	NIHUIL II	HI	HI – Media 120<P≤300
HINISA	NIHUIL III	HI	HI – Media 120<P≤300

ES Note No. 4201/13 provided for an extension of the Large Distribution Users’ agreement until October 31, 2013.

Through ES Note No. 4858/13, CAMMESA was instructed to implement a payment priority mechanism in favor of generators adhering to the Resolution in order to keep a liquidity level similar to that prior to the passing of such Resolution. To such effect, CAMMESA will:

           i.       Record the amounts collected directly from Large Users;

          ii.    Allocate such amounts to cover the generators’ remuneration —firstly fixed costs, afterwards variable costs and lastly the direct additional remuneration—. This distribution will be made pro rata based on the relative participation of each Generator in each of the items.

ES Note No. 5954/13 provided for the temporary suspension, effective as from November 1, 2013, of the operations contemplated by ES Note No. 930/07 whereby the demand by Large Distribution Users which should purchase Energy Plus will be backed by contracts entered into through the Distributor. Once the current contracts expire, Large Distribution Users wishing to continue purchasing the surplus demand with Energy Plus contracts will have to request access to the WEM whether as Major Large Users or Minor Large Users. To such effect, the membership form already approved by CAMMESA for the supply of Large Users (aimed to cover the basic demand) will be considered as a WEM’s application form. Should Large Distribution Users fail to submit this form, their supply will be met by the Distributor at its regulated tariff.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Later on, and regarding the supply of fuel for generation purposes, ES Note No. 8152/13 instructed CAMMESA to call oil companies registered under the “Natural Gas Surplus Injection Promotion Program” and/or the “Program for the Promotion of Natural Gas Injection for Companies with Reduced Injection” for the Northeast and Neuquén Basins.

Furthermore, ES Note No. 5129/13 instructed CAMMESA to optimize the generation and fuel dispatch taking into consideration actual acquisition costs according to the conditions described by CAMMESA in the analysis previously sent to the ES. This modification will result in a change in the current dispatch conditions and the mixture of fuels used for generation purposes.

In this context, on May 31 the power generating subsidiaries waived their right to file administrative and/or judicial claims against the National Government, the ES and/or CAMMESA with reference to the 2008-2011 Agreement and/or ES Resolution No. 406/03, as well as to bring new claims regarding the stated items and periods.

On June 11, 2013, the SE informed CAMMESA through ES Notes No. 3145, 3146, 3147of the acceptance of the terms under which the subsidiaries CTG, CTLL and CPB respectively, made the above mentioned waivers, as from which the new remuneration scheme will become applicable to these companies. Therefore, as at the date of these consolidated condensed interim financial statements, these subsidiaries have recognized the new remuneration scheme set forth by the Resolution effective as from the February 2013 transaction.

Within this framework, on November 22, 2013, subsidiaries HIDISA and HINISA waived their right to file administrative and/or judicial claims against the National Government, the ES and/or CAMMESA with reference to the 2008-2011 Agreement and/or ES Resolution No. 406/03 as well as to bring new claims for the stated items and periods, and requested the application of the previously-mentioned remuneration scheme effective as from the commercial transaction corresponding to the month of November, 2013.

Based on HIDISA and HINISA’s request, as from the economic transaction for the month of November, 2013, CAMMESA started to apply the remuneration scheme set forth in the Resolution and, consequently, subsidiaries HIDISA and HINISA have started to financially account for this new remuneration scheme.

2.1.2 Energy Plus - ES Resolution No. 1281/06

The ES approved Resolution No. 1281/06, in which it is established that the existing energy commercialized in the Spot market will have the following priorities: (i) Demands below 300 KW; (ii) Demands over 300 KW with contracts; and (iii) Demands over 300 KW without contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

It also establishes certain restrictions to the commercialization of electricity, and implements the Energy Plus service, which consist in the offering of additional generation availability by the generating agents. These measures imply the following:

-               Hydroelectric and thermal generators without fuel contracts are not allowed to execute any new contract.

-               Large Users with a demand over 300 KW will be only allowed to contract their energy demand in the forward market for the electrical consumption made during the year 2005 (“Base Demand”) with the thermoelectric plants existing in the WEM.

-               The new energy consumed by Large Users with a demand over 300 KW over the Base Demand must be contracted with new generation at a price freely negotiated between the parties (“Energy Plus”).

-               The New Agents joining the system must contract their whole demand under the Energy Plus service.

-               For the new generation plants to be included within the Energy Plus service, they must have fuel supply and transportation contracts.

Under such standard, CTG extended its generation capacity on 98.8 MWISO with the implementation of the generation unit LMS 100. CTG was the first WEM generator that provided the service of Energy Plus, for which executed several service agreements with Energy Plus that cover for the entire Net Effective Power of the extension with various agents from the MAT.

Together with the approval by the Ministry of Federal Planning, Public Investment and Services of the profit margin presented by CTG through MPFIPyS Note No. 2495/08, the Energy Secretariat, by virtue of Notes No. 625/08, 2429/08 and 2495/08, authorized the CTG contracts for a total power of 96.5 MW.

If an Energy Plus client cannot meet the demand for energy assigned to it, the generator may purchase that energy in the Spot Market at the CMO.

CTG has current Power Availability Agreements in force with other generators, including TermoAndes S.A., Petrobras Arg. S.A. (for its Genelba and Ecoenergia plants), Generación Mediterránea S.A., Solalban Energía S.A., Generación Independencia S.A. and Centrales Térmicas Mendoza S.A., whereby it can purchase energy from those generators to support its contracts in case of unavailability of its LMS 100 unit. Thus, CTG substantially limits the contracts’ support risk in case of unavailability of the LMS 100 unit.

These contracts include an automatic call clause applicable by CAMMESA under certain market conditions, which takes into consideration the total or partial unavailability of the equipment to support 100% of the energy demanded by customers, the Operating Marginal Cost hourly price and the contract price. The purchase prices for the power subject-matter of the stated contracts range from US$ 58.8/MWh to US$ 63.10/MWh.

Furthermore, CTG has entered into power availability agreements with the above mentioned generating agents whereby CTG acts as the selling party, supporting generators in case of unavailability of their equipment. These agreements are ranked with a lower priority than Energy Plus contracts and relate to surplus energy (energy committed to the Energy Plus contracts which has not been demanded by customers).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

The ES, through Note No. 567/07 and its amendments, has implemented the Surplus Demand Incremental Average Charge as the maximum price payable by Large Users (with a power consumption above 300 KW) for their Surplus Demand in case they do not have an Energy Plus Service Agreement in force. These values imply a cap in pesos on the sales price authorized Generators may offer to provide the Energy Plus service. Currently these values are PS. 320/MWh for Major and Minor Large Users and Ps. 445/MWh for Large Distribution Users. This situation will be aggravated to the extent the peso is devalued against the U.S. dollar, the currency in which Energy Plus service agreements are denominated. Consequently, a failure to update these values or a devaluation of the peso may result in a decrease in Energy Plus prices, which may render these agreements unfeasible and force generators to sell their Power and Energy in the Spot market, with the resulting decrease in their income.

2.1.3 MEM Supply Agreements – ES Resolution No. 220/07

Aiming to modify the market conditions allowing for new investments to increase the generation offer, the ES passed Resolution No. 220/07, which empowers CAMMESA to enter into “MEM Supply Commitment Agreements” with WEM generating agents for the energy produced with new generation equipment. They will be long-term agreements, and the price payable by CAMMESA should compensate the investment made by the agent at a rate of return accepted by the ES.

On November 1, 2011, CAMMESA granted to CTLLL the provisional commercial commissioning of the TV unit, and the combined cycle started to operate on a commercial basis. Electricity generated by this turbine may be sold pursuant to the Energy Plus Plan and through the WEM Supply Agreements executed by CAMMESA pursuant to ES Resolution No. 220/07. Pursuant to the Addendum to the December 2010 Supply Agreement, during the first 3 years of the Supply Agreement all the power produced by the steam turbine may be marketed thereunder.

Pursuant to the agreement mentioned in subsection k), Central Térmica Piquirenda, owned by EGSSA was commissioned for commercial operation on May 3, 2011. On July 15, 2011, such company executed the MEM Supply Agreement pursuant to ES Resolution No. 220/07. As from such date, the power produced by the plant is marketed in whole pursuant to the provisions of such agreement.

2.1.4 Receivables from MEM generators

As of December 31, 2013 the subsidiaries have a consolidated receivable from CAMMESA which, with accrued interest and without considering adjustments for present value, amount to a total Ps. 397.9 million and are made up as follows:

a.       LVFVD allocated to FONINVEMEM for Ps. 69 million;

b.       LVFVDs allocated to certain “MEM Supply Commitment Agreements” amounting to Ps. 262.6 million;

c.        LVFDVs allocated to the “Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration 2008 – 2011” (the "Agreement 2008-2011") for Ps. 66.3 million;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

d.       LVFVDs accrued during fiscal year 2013 and on account of undertaken contributions to the Trust pursuant to Resolution No. 95/13 in the amount of Ps. 20.7 million and Ps. 35.2 million respectively, which have not been recognized as income during this fiscal year due to the uncertainty of their collection. This is so because the ES has not yet implemented this trust since the passing of ES Resolution No. 95/13 and, therefore, there is no reasonable certainty that the Company will recover this receivable.

As of December 31, 2012 the subsidiaries have a consolidated receivable from CAMMESA which, with accrued interest and without considering adjustments for present value, amount to a total Ps. 410.4 million and are made up as follows:

a.       LVFVD allocated to FONINVEMEM for Ps. 78.5 million;

b.       LVFVDs allocated to certain “MEM Supply Commitment Agreements” amounting to Ps. 234.2 million;

c.        LVFDVs allocated to the Agreement 2008-2011 for Ps. 57.9 million;

d.       LVFVDs generated during the year ended December 31, 2012 for an amount of Ps. 39.8 million, which have been recognized as expenses during this fiscal year due to the uncertainty of their collection.

Modification of the Final Agreement for the Readjustment of the WEM (the “Final Agreement”) -FONINVEMEM

Pursuant to ES Resolution No. 1261/12, a 25 MW and 19.01 MW power increase was approved respectively for the TMB and TJSM plants, for a value of US$ 11.9 million and US$ 10.1 million plus VAT each, ad referendum of the Ministry of Federal Planning, Public Investment and Services (MPFIPYS). Consequently, this resolution authorized –ad referendum of the MPFIPYS- the amendment of the Final Agreement approved by ES Resolution No. 1193/05, which provided for the organization of the companies TMB and TJSM, the modification of the equity interests in those companies (funding for the works would be provided by generators and not by the National Government), and supply agreements with CAMMESA and maintenance agreements with Siemens.

In view of the foregoing, and since the MPFIPYS expressed its consent pursuant to MPFIPYS Resolution No. 2489/12, the ES, through Note No. 5568/13, instructed CAMMESA to call for agents making up TMB and TJSM to turn the commitments taken on pursuant to ES Resolution No. 1261/12 into irrevocable commitments pursuant to the terms of the Addendum to the Final Agreement included in that note.

The participation in the call requires the execution of the addendum; conversely, in the absence of a formal statement, it will be deemed that the parties have decided not to participate in the call.

The Addendum to the Final Agreement stipulates that Generating Agents should contribute their LVFVDs generated during the 2008-2011 period up to the amounts necessary to cover the amounts corresponding to the above-mentioned power expansion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

TMB and TJSM’s power-generating shareholders adhering to the call will receive an equity interest in those companies pro rata their respective LVFVDs’ participation in the whole capital allocated to the construction of the plants (including the investment necessary for power expansion) so that they should be included in the same proportions that the LVFVDs corresponding to the 2004-2006 period; in case a generator does not have any 2008-2011 LVFVD or does not express its decision to contribute its 2008-2011 LVFVDs to the payment of the power expansion works, the amount which is not included will be deemed covered by the remaining agents pro rata and according to the rights conferred by their respective Bylaws until reaching the amounts stated in ES Resolution No. 1261/12.

Additionally, as from the Addendums to the WEM Supply Agreements' effective dates, the receivables documented as LVFVDs for the 2008-2011 period and committed to the payment of additional power will be returned to them, converted into U.S. dollars by applying BCRA’s “Reference Exchange Rate – Communication A 3500 (Wholesale)”, upon actual payment of the Additional Power through the application of the same mechanism for receivables comprised within debt repayments associated with Section 4.a of the Final Agreement. The number of installments is that remaining, as from the Addendums to the Supply Agreements’ effective date, to finish paying the installments for debt repayments set forth in  Section 4.a of the Final Agreement.

Subsidiaries CTG, HIDISA, HINISA and CPB adhered to the call, and CAMMESA informed of such decision to the ES through Note B-84261-1. This note states that not all TMB and TJSM’s power-generating shareholders have adhered to the call, and, consequently, these companies would be entitled to a proportional increase over the non-adhering generators’ portion. However, as at the issuance hereof, no progress has been made in the implementation of the operations contemplated in ES Resolution No. 1261/12.

On September 30, 2013, these subsidiaries offered to CTLL to partially terminate the assignments of LVFVDs perfected pursuant to the applicable Receivables Assignment Agreements entered into between them and CTLL during the months of May, 2009 and June, 2010 for up to the amounts committed pursuant to ES Resolution No. 1261/12 and ES Note No. 5568/13, which as at the termination date amounted to Ps. 8.1 million plus VAT, and the amounts resulting from the right to a proportional increase pursuant to the provisions of the generating companies’ Bylaws, and CTLL accepted the proposal.

Additionally, since CPB is currently analyzing alternatives for the cancellation of the assigned LVFVDs through a mechanism different from their application to CTLL’s CC closing project, on October 23, 2013, CPB offered CTLL to totally terminate the Receivables Assignment Agreement entered into between both companies in June, 2010, and CTLL accepted the offer.

MEM Supply Commitment Agreements – Resolution No. 724/08

On May 18, 2012, CTLL filed an administrative claim before the Ministry of Federal Planning, Public Investment and Services to demand the enforcement of the commitments undertaken under the Electric Power Supply Agreement entered into with CAMMESA on April 14, 2009 and the Master Agreement. The claim made by CTLL covers the LVFVDs with the payment priority provided for in Section 4.c) of ES Resolution No. 406/03 issued by CAMMESA to CTLL expressing their decision to allocate their LVFVDs to the execution of CTLL’s CC closing project.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

On October 19, 2012, CTLL filed a motion for summary motion which expired on December 27, 2012.

Consequently, after all administrative remedies were concluded and aiming to safeguard its rights, on June 28, 2013, CTLL filed the appropriate presentation in the following procedural stage. As at the date of issuance of the financial statements, there is no news regarding this issue.

Agreement 2008 - 2011

On March 22, 2012, the Company and its power generation subsidiaries entered into an “Instrumentation Agreement” dated April 1, 2011, whereby they undertook to carry out the electric power generation project of the Piquirenda Thermal Plant (the “Piquirenda Project”), and they filed an administrative claim before the MPFIPyS to demand the enforcement of the commitments undertaken under that agreement by the participating generators and the National Government, represented by the Energy Secretariat, to complete its implementation.

This claim sought to obtain the cancellation of the LVFVDs issued by CAMMESA pursuant to Section 4.c of ES Resolution 406/03 for the subscribing generators’ receivables corresponding to the January 1, 2008 to December 31, 2011 period and not covered by ES Resolution No. 724/08, which represent 30% of the total investment made for the execution of the first stage of the project.

On October 19, 2012, the Company and its power generating subsidiaries filed a summary motion which expired on December 27, 2012.

Consequently, after all administrative remedies were concluded and aiming to safeguard its rights, on June 28, 2013 the Company and its power generating subsidiaries filed the appropriate presentation in the following procedural stage. As at the issuance hereof, there is no news regarding this issue.

2.1.5 Regulatory framework before the ES Resolution No. 95/13

Restrictions on the setting of the Spot Price- ES Resolution No. 240/03

ES Resolution No. 240/03 modified the methodology used to set prices in the WEM and determined that the maximum CVP recognized to set the prices is that of the most inefficient operating or available unit using natural gas.

Spot prices are fixed based on the assumption that all available machines have the gas necessary to meet the demand. Units powered by liquid or mixed fuels will not set prices, and the difference between the CVP and the Node Price of the operating thermal machine will be included as a Temporary Dispatch Surcharge (Stabilization Fund sub-account). The maximum recognized Spot Price was Ps. 120/Mwh.

Since the seasonal price has not followed the evolution of the WEM Spot Price approved by CAMMESA, the Stabilization Funds were resorted to in order to meet production costs, which resulted in their continuing underfunding during the last few years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

ES Resolution No. 406/03 set forth that, as a result of the depletion of available resources in the MEM’s Stabilization Fund, amounts pending payment for each month would be consolidated, accruing interest at a rate equivalent to the mean monthly yield obtained by the OED from its financial placements, and would be paid once the Fund has sufficient funds based on an order of priority of payment to agents.

This situation directly affected the Company and its generating subsidiaries’ financial position, since they only collect on the sales they made to the Spot Market, the declared CVP and power payments. The balance resulting from sales in the Spot Market and constituting their variable margins represent a receivable generators have against the MEM, which has been documented by CAMMESA under LVFVD.

FONINVEMEM

ES Resolution No. 712/04 created the FONINVEMEM to increase the available electric generation by investments in thermal generation.

The ES invited all WEM agents creditors with LVFVD to express their decision to convert (or not) 65% of their receivables accumulated from January 2004 and through December 2006, in an interest in two combined cycle projects.

The LVFVD contributed to FONINVEMEM will be converted into US$ and will have an annual yield at Libor + 1% and will be received in 120 equal, monthly and consecutive installments as from the commercial authorization of the combined cycle of electric plants mentioned above.

During the months of January and February of the year 2010, the Manuel Belgrano and San Martin power plants were respectively cleared for operation; therefore, as from the months of March and April 2010 respectively, the subsidiary generating companies started collecting the first of the 120 stated installments.

Although on May 31, 2010, CAMMESA informed through a note of the amount of the LVFVDs in pesos and in equivalent US$ pursuant to the procedures set forth in the Agreement, such amounts are deemed provisional. Therefore, and considering that as of the issuance hereof the  generation segment subsidiaries have received no confirmation of their conversion into US$, the subsidiaries have decided to keep such receivables at their original value in pesos.

Accumulated balances originated by the LVFVD related to the years 2004 through 2006 under FONINVEMEM, plus accrued interest as of December 31, 2012 and 2011 and January 1, 2011, without giving effect to the hereinbefore mentioned conversion into US$, add up to Ps. 78.5 million, Ps. 69.6 million and Ps. 74.7  million approximately, respectively.Likewise and in regards to receivables generated during 2007, on May 31, 2007, the ES issued Resolution No. 564, convoking again those private WEM creditors to extend their interest in the FONINVEMEM by contributing 50% of such receivables. Although such resolution establishes various alternatives to recover funds contributed to FONINVEMEM, the Company and its generation segment subsidiaries chose to allocate such receivables to alternative projects to invest in new electric generation equipment. Therefore, the required conditions were duly complied with: (a) the investment should be equivalent to three times the value of the receivables; (b) the project should consist of a contribution of a new generating plant or the installation of new generating unit within an already-existing plant; and (c) power and reserved capacity should be sold on the forward market (including Energy Plus) while exports are not allowed for the first 10 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Based on the investment projects presented by CTLL, on June 20, 2008 by means of Note No. 615, the ES considered verified the proposal and instructed the OED to pay the 2007 LVFVD, which had been duly collected by the subsidiares.

Supply Commitment Agreements – ES Resolution No. 724/08

ES Resolution No. 724/08 empowers CAMMESA to execute “WEM Supply Commitment Agreements” with WEM generating agents. Pursuant to these agreements, generating agents may receive from CAMMESA the LVFVDs’ amount as from the beginning of 2008 and during the life of the agreement, as long as such funds are allocated to the repair and/or repowering of generating groups and/or associated equipment, provided its cost surpasses 50% of the la remuneration for the items encompassed by Section 4, subsection c) of ES Resolution No. 406/03, under certain conditions, including, but not limited to, its approval by CAMMESA.

The procedure consists in the ES evaluating the proposals filed, instructing CAMMESA as to those authorized to enter into a contract, even indicating, if convenient, the granting of loans to the Generation Agent in the event they are required to finance the disbursement to be made to meet the cost of repairs exceeding the compensation to be received for the agreement.

Under this resolution, on December 9, 2008 CTLL entered into a Master Agreement with the ES for the conversion of its power generating plant to a Combined Cycle plant, pursuant to which undertook to conduct the expansion project. Aditionally, this agreement allow other WEM’s generators to recover their consolidated receivables from subsection c), ES Resolution No. 406/03, as long as such funds are allocated to the previously mentioned expansion project.

Furthermore, on April 14, 2009, CTLL entered into a Supply Agreement with CAMMESA under the ES Resolution No. 724/08 and according to the agreement with the ES in the Master Agreement.

Under such agreements, CTLLhas collected from the OED all ot their receivables accrued in 2008 and has issued several credit assignment agreements with other MEM generators (among them the Company’s subsdiaries CTG, CPB, HIDISA e HINISA) in connection with their LVFVDs accumulated between January 1, 2008 and December 31, 2010 by virtue of Subsection c) of Resolution No. 406/03, this assignment may be total and/or partial depending on CAMMESA’s cash and cash equivalents. Such agreements establish the terms and conditions of each assignment, which will be carried out fully or partially as CAMMESA settles the respective receivables, upon which CTLL will settle the unpaid amounts to the counterparties, according to the conditions established in every agreement. Within this context, during the month of May 2009, CTLL entered into agreements with subsidiary companies HINISA and HIDISA, and with CTG and CPB in June, 2010.

As of December 31, 2012, depending on the cancellations of receivables made by CAMMESA, cessions have been perfected for an amount of Ps. 102.5 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

ES Resolution No. 701/11 acknowledged the existence of consolidated receivables in favor of the Generating Agents resulting from the application of Resolution No. 406/03 for the economic transactions conducted until December 31, 2010 pursuant to ES Resolution No. 724/08 for an amount of up to Ps. 1,117.3 million. It should be pointed out that, even though this Resolution does not specify the structure of these receivables or mechanisms for their cancellation, the LVFVDs accumulated in favor of the controlled companies of generation segment fall within the scope of provisions of the previously mentioned Master Agreement entered into between the ES and CTLL, except for the LVFVDs contributed by the generation subsidiaries up to the amounts necessary to meet the previously mentioned commitments regarding TMB and TSJM plants’ power increase.

ES Resolutions No. 599/07 and 1070/08: Natural gas supply

Resolution No. 599/07, dated June 14, 2007, approves the proposal for the agreement with the producers of Natural Gas 2007 - 2011, aiming at supplying the domestic demand of that fuel.

Each of the signing producers undertakes to make available to the gas consumers, whose consumptions are a part of the Agreement Demand, the daily volumes which are set forth for such Signing Producer, which have been calculated according to established proportions. The Agreement Demand has been established on the basis of the gas consumption of the natural gas Internal Market of Argentina during 2006.

For the purposes of supplying the Priority Demand and performing a useful and efficient contracting of the corresponding part of the Agreement Volumes, the Signing Producers must satisfy at least the consumption profile verified in each of the supply arrangements to be renewed and corresponding to the consumption of each month of 2006.

Additionally, on October 1, 2008, the ES issued Resolution No. 1070/08 setting forth a supplementary agreement with natural gas producers, and which purpose was to establish a contribution by the producers to the trust fund for subsidizing residential liquefied gas consumptions, created by Law No. 26,020. This agreement brought about new benchmark prices for natural gas for the energy sectors including that of generating electricity.

The resolutions mentioned above were in effect until June 30, 2009. Since July 17, 2009, a new agreement was signed among other gas producers and the Ministry of Federal Planning, Public Investment and Services, seeking to find the appropriate tools to resolve the issues affecting the sector’s balance, the situation of regional economies and national interests. This agreement established a new price for natural gas used by electric power plants, applicable as from the second semester of 2009, which has not been reviewed since December 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Recognition of variable costs

On October 29, 2007 the ES informed that the current variable cost to be recognized to the generators of 7.96 Ps./Mwh, shall be increased in accordance with the consumed liquid fuel, by:

-          Gas-oil / Diesel Oil Generation: 8.61 Ps./Mwh

-          Fuel Oil Generation: 5.00 Ps./Mwh

In addition, if a thermal unit generated with natural gas of the company’s own receives a remuneration in which the difference between the maximum recognized variable production cost and the node price is below Ps. 5/MW, the latter value must be recognized.

These values were later modified as from the execution of the Generators’ Agreement dated November 25, 2010, until 1 January, 2012, the date on which the agreement was suspended, as is mentioned in subsection referred.

As from ES Resolution 95/13’s effective date, variable costs remuneration values have been modified for Covered Generators pursuant to subsection 2.1.1.

Benchmark fuel oil price

By means of Brief No. 483/08, the ES instructed CAMMESA to recognize to generators a maximum price of 60.50 US$ / barrel plus a 10% related to administrative cost plus freight, for purchases of fuel oil of national origin to generate electric power as from April 24, 2008.

Afterwards, and due to significant variations in the International fuel market as regards to listed prices of crude and its derivatives, the ES issued Brief No. 1,381/08 in October 2008, instructing CAMMESA to recognize as from November 1, 2008, to generators acquiring fuel oil with proprietary resources, a weekly price resulting from considering the average of 10 listed prices (based on the benchmark listed price of Base Platts as defined in the resolution) prior to the calculation closing date, less a differential of 2.50 US$/barrel, under FOB La Plata plus 10% of the total purchase cost of fuel, for administrative and financial expenses plus freight cost.

In the case that listed prices on the International market increase, the maximum benchmark price to be recognized will be 60.50 US$/barrel plus 10% of the total purchase cost of fuel for administrative costs plus the freight cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Due to the existence of verified reductions in the delivery of domestic fuel, on April 20, 2011 and pursuant to Note No. 300, the ES recognized higher costs for domestic fuel oil. For the fuel oil produced with national crude oil, the ES will recognize to the electrical sector a value of US$ 62 Ps./barrel under FOB conditions for each refinery. For the fuel oil produced with third-party crude oil, the ES will recognize the lower of the following two values: (i) the price of Escalante crude oil for the month of delivery in the domestic market as published by the same Secretariat plus US$ 16.50 US$/barrel under FOB terms; and (ii) the average of the month immediately preceding delivery of the fuel for FO No. 6 1%S New York Platt’s less a US$ 2.50/barrel differential.

This Note explains that for the purchase of national fuel oil, generating agents will be recognized the fuel oil purchase price plus 10% of the reference price instructed in ES Note No. 1381/08 plus the maximum freight recognized by CAMMESA from the reference port (La Plata).

On April 24, 2012, through ES Note No. 2352, CAMMESA was instructed to centralize purchases of domestic fuel oil for power plants from April 2012 to May 2013 at an agreed price with the supplier. It also removed the opportunity to generators of recognizing higher costs for domestic fuel oil authorized through ES Note No. 300/11. Thus, the price that CAMMESA will recognize to generators will be again US$ 60.5 US$/barrel under FOB terms for each refinery as the ES Note No. 1381/08 set. Therefore, it was impossible for CPB to acquire fuel oil since domestic market prices were much higher than the costs CAMMESA was recognizing to WEM generators.

Notwithstanding the foregoing and besides continuing receiving CAMMESA dispatches, CPB reserved its rights to acquire fuel oil directly to domestic producers just in case technical and commercial conditions so allow. In the case a CAMMESA dispatch had the same conditions than a shipment hired by CPB, this last will have priority for discharge.

Later on, ES Resolution No. 95/13 acknowledged the costs of own fuel valued at the corresponding reference prices until the termination of the contractual relationships.

Procedure regarding the dispatch of natural gas for electricity generation (The “Procedure”)

On October 7, 2009, the ES instructed CAMMESA to summon all WEM thermal generators to formally express their decision to adhere to the “Procedure to dispatch natural gas for the generation of electricity”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

The Procedure basically consists in acknowledging that CAMMESA, upon operating restrictions in the natural gas system can assume the rights over the volumes and transportation of natural gas that the generators may have in order to try to maximize the thermal supply from the power generation sector. In exchange for such voluntary assignment of volume and transportation of natural gas, the generator will receive, during the life of the Agreement, the higher value of: the positive difference between the approved spot price and the variable generation cost with natural gas recognized by CAMMESA or 2.5 US$/MWh, under the following conditions: i) f the unit was operational, such value shall apply to the maximum value between the power actually produced, irrespective of the fuel used and that which would have been produced if natural gas were available, as long as its recognized variable generation cost was lower than the Operated Marginal Cost on the WEM; ii) if the unit was not available, such value will be computed for the power that would have been produce had the natural gas been available and actually assigned to CAMMESA, as long as its recognized variable generation cost were lower than the Operated Marginal Cost on the WEM.

The Procedure was originally effective for winter seasons from 2009 to 2011. However, through Note No. 6169 dated September 29, 2010, the ES instructed CAMMESA to convene generating agents having thermal generators to formally announce their decision to adhere to the Program for the Dispatch of Gas for its application from October 2010 to May 2011 and from September through December 2011. In view of the level of response to the hereinbefore mentioned call, through Note No. 6503 dated October 6, 2010 the ES instructed CAMMESA to continue applying the Procedure during the term stated in Note No. 6169/10. The generation subsidiaries formally adhered to both calls.

On November 16, 2010, through Note No. 7584/10, the ES instructed CAMMESA to convene WEM’s thermal generators having entered agreements pursuant to ES Resolution No. 1281/06 (plus energy) to formally announce their decision to adhere to the methodology set forth in that note, which allows WEM’s generating agents to accept that CAMMESA may exercise its right over the natural gas and the corresponding transportation volumes so as each company can perform the more energy efficient allocations of that fuel.

Additionally, Note No. 7584/10 considers the effect of the support provided by the generating agent originally owning the natural gas to their agreements in the WEM’s forward market, these agreements will not be affected by the provisions of the Note.

Furthermore, through ES Note No. 7585/10 dated November 16, 2010, CAMMESA was instructed to convene the WEM’s thermal generators having natural gas supply agreements covered by the Gas Plus Program (approved by ES Resolution No. 24/08) adhere to the methodology set forth in that note, which consists of accepting that CAMMESA may exercise its right over the natural gas and the corresponding transportation volumes so as to maximize the efficiency of this fuel.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

As long as the ES deems the supply is valid and CAMMESA actually uses such mechanism by assigning granted volumes to another generator, this mechanism will not negatively affect the remuneration for power, the recognition of fuel costs and the applicable associated surcharges pursuant to Exhibit 33 of The Procedures or the amounts corresponding to section 4.c of ES Resolution No. 406/03 assignable to the granting generator.

Similarly to the provisions of Note No. 7584/10 and base on the support provided by the generating agent originally owning the natural gas to their agreements in the WEM’s forward market and/or the agreements pursuant to ES Resolution No. 220/07, these agreements will not be affected by the provisions of the Note.

The effect of the mechanisms established by ES Notes No. 7584 and 7585 originally applied until December 31, 2011. However, ES Note No. 8692, dated November 14, 2011, instructed CAMMESA to convene generating agents to adhere to the application of the mechanisms established in ES Notes No. 6866/09, 7584/10 and 7585/10 and complementary notes during the year 2012. In view of the verified level of response, the ES, through Note No. 187/11 dated December 19, 2011, instructed CAMMESA to continue applying the stated mechanism during the year 2012. Through ES Note No. 7469, CAMMESA was instructed to continue applying the stated mechanism until April, 2013.

Later on, with the entry into force of ES Resolution No. 95/13, ES Note No. 2053/13 provided for the extension of the assignment mechanisms contemplated in ES Notes No. 6866/09, 7584/10, 7585/10 and 922/11, thus excluding the application of the minimum remuneration contemplated in section 7 of the first of the above-mentioned notes. This extension will apply to adhering agents not expressing their rejection.

Agreement 2008-2011

On November 25, 2010, the power generation subsidiaries together with other Generating Agents entered into the Agreement for the following purposes: (i) to continue with the WEM’s adaptation process; (ii) to permit the entry of new generation to meet the increase in the power and energy demand; (iii) to define a mechanism for the cancellation of the LVFVDs corresponding to receivables for the period comprised between January 1, 2008 and December 31, 2011, and; (iv) to acknowledge the global remuneration corresponding to the adhering MEM Generating Agents.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

The main conditions of the Agreement are as follows:

-            An increase in the remuneration for the provided power which, subject to the meeting of certain agreed availability conditions, will increase from Ps. 12/MW-HRP to Ps. 35/MW-HRP (in the case of CPB and CTLL) and to an average Ps. 38.5/MW-HRP (in the case of CTG). This condition will not apply to Generators whose power (or part thereof) is covered by ES Resolutions No. 1,281/06, 220/07, 1,836/07 and 1,427/04.

-            An increse in the maximum recognized values for the operation and maintenance remuneration which, subject to the meeting of certain agreed availability conditions, will increase by Ps. 8/MWh for the generation of liquid fuels (from the current Ps. 12.96/MWh) and by Ps. 4/MWh for the generation of natural gas (from the current Ps. 7,96/MWh – Ps. 10,81/MWh).

-            The maximum value is increased to 250 MW, up to which the hydroelectric generator’s receivables will be considered within the amounts set forth by Section 4, subsection e) of ES Resolution No. 406/03. In this manner, receivables accrued by the subsidiary HINISA will no longer be deemed LVFVDs or receivables under subsection c) and will become comprised by subsection e), with the same payment priority that the production variable cost. This condition will not apply to the subsidiary HIDISA, since its installed power surpasses 250 MW.

On February 3, 2011, through Note No. 924, the ES instructed CAMMESA to consider in its economic transactions with MEM the remunerative items set forth in the Agreement as LVFVDs until the supplementary addendums are executed.

In order to fulfill their obligations arising from the Agreement 2008-2011, the Company and its subsidiary generating segment companies have submitted to the ES consideration a project for the installation and expansion of a new power generation plant, together with a proposal for the inclusion of an addendum to the agreement in order to contemplate modifications allowing for the earning of a fair and reasonable income from the additional capital invested in the project.

In this context and in order to instrument the Agreement 2008-2011, on April 1, 2011, the Company and its subsidiary generating segment companies entered into a new agreement with the ES pursuant to which they undertook to conduct the electric power generation project specified in the previous paragraph (the “Instrumentation Agreement”). This project consists of two stages and a total installed power of 45 MW.

The project, which involves Central Térmica Piquirenda owned by EGSSA (which makes up CTG’s assets after its merger with EGSSA and EGSSAH), will be developed in two stages, upon the completion of which the total installed power will be increased to 45 MW.

The Instrumentation Agreement provides for the payment of the LVFVDs accrued and to be accrued in favor of the signatory generators in the 2008 – 2011 period, which are not included in ES Resolution No. 724/08, up to a total amount which may not surpass 30% of the project’s amount. Furthermore, the stated agreement provides for the exclusion of the Company and the rest of the signatory generators from the provisions of the before mentioned ES Note No. 924.

On October 17, 2011, CAMMESA submitted to the consideration of the ES the report drawn up by the Technical Group regarding the execution of the First Stage of the Project, concluding that the maximum value to be recognized for that stage pursuant to the Instrumentation Agreement amounts to US$ 8.1 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

The Company and its subsidiary generating segment companies have filed the applicable administrative claims with the relevant authorities so that is effected the cancelations of LVFVDs derived from the implementation of the 2008 – 2011 Agreement and the Instrumentation Agreement for the execution of the first stage of the project.

On January 24, 2012, the ES sent to CAMMESA Note No. 495 instructing it not to apply, until receiving further instructions, the sections of the 2008-2011 Agreement establishing the remuneration corresponding to the Power Output and a higher value for Operation and Maintenance costs as from its execution.

It should be pointed out that the same Note states that the ES is analyzing different alternatives to promote actions tending to encourage and/or guarantee generation availability.

Such instruction was later confirmed through ES Note No. 1269/12, whereby CAMMESA was instructed to continue liquidating transactions in the WEM pursuant to ES Note No. 495/12.

Pursuant to the challenges to the documents for the economic transactions conducted in January 2012 filed by the Generating Agents (including the Company) for not contemplating the stated remunerative items, on August 31, 2012 the ES sent to CAMMESA Note No. 5307/12 ratifying the terms of Note No. 495/12 and stating that different analyses are currently being conducted aiming to continue developing actions to further and/ or guarantee the generation availability.

In response to the challenges filed by the Company and its subsidiary generating segment companies to Note No. 495/12 and to the documents evidencing the economic transactions conducted in January 2012, the ES sent several notes ratifying this note to each of the generating subsidiaries. The Company and its subsidiaries have filed the appropriate administrative claims to enforce their rights.

Supply of natural gas considered “Gas Plus” for generation purposes

Through Note No. 3456/12, the ES introduced certain modifications to the conditions applied to Gas Plus supply for generation purposes.

This Note contemplates two situations:

i)      generators who owned an approval of their Energy Plus project with supply of natural gas under the Gas Plus Program;

ii)     other generators who hire Gas Plus based on their needs.

Regarding the first case, the ES understood that volumes hired under Gas Plus system, should be accepted by CAMMESA as long as the price was not higher than the recognized by this entity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

As regards the second case, while purchases were made at the maximum price approved for the Gas Plus project, such volumes should be hired at the value recognized by CAMMESA or, if lower, at the maximum value of the specific project.

Additionally, it set forth that in such cases CAMMESA will have a priority right on the hiring of Gas Plus with the specific producer. The drawing of the Note is not clear as to such priority corresponds just to the first case or also to the second one.

Afterwards, CAMMESA disposed that the higher value to be acknowledged it amounts to US$ 5.20/MMBTU and it should be recognized for any other case which not reaches the characteristics mentioned above.

Later, by Note B-73079-1, CAMMESA informed thermal generators of such note and provided an interpretation of those disposals. In brief, it understood that the maximum price to be recognized in each case will be US$ 5.20/MMBTU and that for those proposals to member the mechanism set forth by ES Note No. 7585/11 not expressly so far approved, the generator should inform the applicable producer(s) of the provisions in the commentary Note in other to they may offer to CAMMESA the previously agreed volumes with the generator.  CAMMESA note does not make any distinction regarding the purchase priority among cases stated in i) and ii) above.

The Association of Electric Power Generators of the Republic of Argentina sent a note to the ES with certain considerations whit the purpose of this authority should clarify the concepts stated in its note regarding CAMMESA statements.

Later, through Note No. 4377/12, the ES instructed CAMMESA to include within the assumption indicated in i) above the generating units supporting commitments undertaken in the WEM Supply Agreements entered into pursuant to ES Resolution No. 220/07, the Company units being comprised within this situation.

As at the date hereof, neither the recognition of Gas Plus costs nor the conditions for the provision of this fuel to support the generation subsidiaries’s WEM Supply Agreements have been modified. Should substantial modifications apply in this respect, the generation subsidiares will evaluate the steps to take in order to safeguard the rights resulting from the “Master Agreement for the Closing of CTLL Combined Cycle”, the “MEM CTLL– CAMMESA Supply Agreement ” and the “MEM EGSSA - CAMMESA Supply Agreement”

Therefore, as the gas supplied by PEPASA is no longer covered by the Gas Plus system, EGSSA would not be able to acquire it from PEPASA at the price stipulated in the agreement binding the companies, that is, US$ 5.22/MMBTU, but at the price acknowledged by CAMMESA, i.e., US$ 2.68/MMBTU. Additionally, in such notice CAMMESA requested the ES to provide instructions on how to treat the periods prior to December, 2012.

Natural Gas Supply

As from September 2010, CTG had been contracting the supply of natural gas for its LMS 100 unit with ENARSA. The last renewal was entered into in the month of May 2012, and provided for a one-year supply.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

CTG and ENARSA had agreed on the conditions necessary to renew the supply as from May 1, 2013, and only its perfection remained pending. However, after ES Resolution No. 95/13 was passed and three days before the renewal’s effective date, ENARSA informed that such renewal was unfeasible and that it would submit to the ES the applicable consultations so that it should indicate whether or not Section 8 of the Resolution applied to Generating Agents comprised within the exceptions set forth in Section 1, and, should it not be the case, which would be the applicable price to implement. As at the issuance hereof, the ES has not expressed its opinion on this issue.

Aiming to guarantee supply, CTG negotiated and obtained the necessary gas supply volumes from other producers including Pluspetrol S.A., Panamerican Energy LLC, Total Austral S.A., thus prioritizing a firm supply and the term of the agreements.

2.1.6 Sales commitments

Certain contractual obligations denominated in Argentine pesos and related to the supply of electric power to large customers of the WEM’s Forward Market as at December 31, 2013 and the periods during which these obligations should be perfected are stated below. These commitments result from supply agreements (energy and power) entered into between the companies of the generation segment and large customers of the WEM’s Forward Market pursuant to the provisions set forth by the ES.

	Total	Up to 1 year	1 to 3 years

Sales commitments
Electricity and power (1)	314,697,070	294,788,523	19,908,547

(1) Sales commitments have been valued by considering the estimated market prices according to the particular conditions of each contract.

2.2 Transmission

In order to regularize the remuneration adjustment effective as from December 1, 2010, on May 13, 2013 and on May 20, 2013, Transener and Transba, respectively, entered into an Renewal Agreement of the Instrumental Agreement (“Renewal Agreement”) with the ES and the ENRE, which will be effective until December 31, 2015 and which set forth as follows:

i)         the recognition of receivables by Transener and Transba resulting from cost variations during the December 2010 – December 2012 period, calculated through the Agreement’s IVC,

ii)       a mechanism for the payment of outstanding positive balances of Addendum II and those determined in the previous subsection, during the year 2013;

iii)      a procedure for the automatic update, and payment, of resulting cost variations following the sequence of the semesters already elapsed from January 1, 2013 to December 31, 2015.

iv)     the execution of a new Addendum with CAMMESA including the amount of the generated receivables and the applicable interest until their actual cancellation.

Under the Renewal Agreement it was established for a Cash Flow and an Investment Plan which Transener and Transba will execute during 2013 and 2014, taking into consideration the reception of the disbursements pursuant to the Addenda to be signed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

In all cases, the Cash Flow and the Investment Plan will be aligned with Transener and Transba’s earning in each period.

The Investment Plan set forth in the Renewal Agreement estimates investments under the stated conditions for the years 2013 and 2014 amounting to approximately Ps. 286 million and Ps. 207 million, respectively, for Transener; and to Ps. 113 million and Ps. 100 million for Transba, respectively.

Lastly, the Renewal Agreement provided that in case they are not renewed, as from January 1, 2016 CAMMESA will consider the values set forth by ENRE Resolutions No. 327/08 and 328/08 as remuneration for the services rendered by Transener and Transba, with the application of Section 4.2 of the Agreements, determined by the ENRE in the Instrumental Agreements and the Renewal Agreements.

In order to execute the Third CAMMESA Loan Extension, Transener and Transba have dismissed their filed legal actions regarding performance of the commitments undertaken in the Agreements and the Instrumental Agreements as at the date hereof. In case of breach of the commitments undertaken in the Agreements, the Instrumental Agreements and the Renewal Agreements, Transener and Transba will be entitled to resume and/or restart any actions deemed appropriate in furtherance thereof.

On October 25, 2013, Transba entered into an extension of the financing agreement (Addendum III) with CAMMESA, which stipulated as follows: i) the granting to Transba of a new loan in the amount of Ps. 324.8 million corresponding to receivables acknowledged by the ES and the ENRE on account of cost variations for the December, 2010- December, 2012 period; and iii) the assignment as collateral of the receivables on account of higher costs as at December 31, 2012 pursuant to the Renewal Agreement and the Agreement in order to pay off the amounts collectable for the application of the new agreed extensions.

Furthermore, on February 14, 2014 Transener entered into Addendum III with CAMMESA, which stipulated as follows: i) the granting to Transener of a new loan in the amount of Ps. 785.8 million corresponding to receivables acknowledged by the ES and the ENRE on account of cost variations for the December, 2010-December, 2012 period; and iii) the assignment as collateral of receivables on account of higher costs as at December 31, 2012 pursuant to the Renewal Agreement in order to pay off the amounts collectable for the application of the new agreed extensions.

As of December 31, 2013, the results generated by the recognition of costs by the ES and the ENRE up to the amounts collected through Addendums II and as an advance of the Addendum executed between Transba and CAMMESA on October 25, 2013 have been accounted for. Consequently, Transener has recorded revenues from sales amounting to Ps. 250.7 million and Ps. 32.7 million, as well as accrued interest for Ps. 149.3 million and Ps. 33.5 million for the period ended December 31. 2013 and 2012, respectively. Likewise, Transba has disclosed revenues from sales amounting to Ps. 116.6 million and Ps. 20.2 million, and earned interest amounting to Ps. 64.5 million and Ps. 23.6 million for the same periods, respectively. Liabilities for all disbursements received have been cancelled through an assignment of receivables on account of higher costs pursuant to the Agreement and the Renewal Agreement.

Furthermore, Transener estimates that if the delays by CAMMESA in the payment of the monthly remuneration for the electric power transmission service and the Fourth Line Royalty existing as from the last quarter of 2012 persist, the economic and financial situation of Transener and Transba will continue deteriorating.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Even though it is still difficult to forecast the evolution of the issues stated in this note and their possible impact on Transener’s business and cash flows, the execution of the Renewal Agreement constitutes a remarkable milestone towards the consolidation of Transener’s economic and financial equation. Transener has prepared its financial statements using the accounting principles applicable to an on-going business. Consequently, these financial statements do not include the effects of any applicable adjustment or reclassification in case these situations are not resolved favorably to the continuity of Transener’s operations and, thus, this company is forced to realize its assets and discharge its liabilities, including contingent ones, under conditions that are not in its ordinary course of business.

2.3 Distribution

The company from this segment is subject to the regulatory framework provided under Law No. 24,065 and the regulations issued by ENRE.

The ENRE is empowered to approve and control tariffs, and control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as established in the Concession Agreement. If the distribution company fails to comply with the obligations assumed, the ENRE will be entitled to apply the penalties stipulated in the Concession Agreement.

The distribution companies obligations are, among others, to make the necessary investments and carry out the necessary maintenance works in order to ensure that the quality levels established for the provision of the service in the concession area will be complied with and that electricity supply and availability will be sufficient to meet the demand in due time, securing the sources of supply.

If any distribution company repeatedly fails to comply with the obligations assumed in the Concession Agreement, the grantor of the concession will be entitled to foreclose on the collateral granted by the majority shareholders by means of the pledge of the Class A shares and sell them in a Public Bid. This, however, will not affect the continuity of the Holder of the concession. This situation may also occur if after the publication of the electricity rate schedule resulting from the RTI, Edenor, Edenor’s shareholders representing at least two thirds of the share capital, and/or the former Edenor’s shareholders do not submit their waivers to the rights to claim or abandon the actions filed as a consequence of Law 25,561, which in part depends on the decisions of third parties. At the date of issuance of these financial statements, there have been no events of non-compliance by Edenor that could be regarded as included within the scope of this situation.

Furthermore, the Concession Agreement may be rescinded in the event of any distribution company undergoing bankruptcy proceedings. Additionally, if the grantor of the concession fails to discharge his obligations in such a manner that the distribution company is prevented from providing the service or the service is severely affected on a permanent basis, the distribution company may request, after demanding the regularization of such situation in a term of 90 days, that the agreement be rescinded.

2.3.1 Adjustment Agreement entered into between Edenor  and the Federal Government

On September 21, 2005, Edenor signed an Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law No. 25,561 and supplementary regulations, which was ratified on February 13, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

The Adjustment Agreement establishes the following:

i)           the implementation of a RTT effective as from November 1, 2005, including a 23% average increase in the distribution margin, which may not result in an increase in the average rate of more than 15%, and an additional 5% average increase in the distribution added value, allocated to certain specified capital expenditures;

ii)         the requirement that during the term of that temporary tariff structure, dividend payment be subject to the approval of the regulatory authority;

iii)        the establishment of a “social tariff” for the needy and the levels of quality of the service to be rendered;

iv)       the suspension of the claims and legal actions filed by Edenor and its shareholders in national or foreign courts due to the effects caused by the Economic Emergency Law;

v)         the carrying out of a RTI which will result in a new tariff structure that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law No. 24,065, the ENRE will be in charge of such review;

vi)       the implementation of a minimum investment plan in the electric network for an amount of Ps. 178.8 million to be fulfilled by Edenor during 2006, plus an additional investment of Ps. 25.5 million should it be required;

vii)      the adjustment of the penalties imposed by the ENRE that are payable to customers as discounts, which were notified by such regulatory agency prior to January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect through the date on which they are effectively paid, using, for such purpose, the average increase recorded in the Company’s distribution costs as a result of the increases and adjustments granted at each date;

viii)    the waiver of the penalties imposed by the ENRE that are payable to the National State, which have been notified, or their cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

The payment term of the penalties imposed by the ENRE, which are described in paragraph vii above, is 180 days after the approval of the RTI in fourteen semiannual installments, which represent approximately two-thirds of the penalties imposed by the ENRE before January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect, subject to compliance with certain requirements.

The mentioned agreement was ratified by the Federal Executive Power through Decree No. 1957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007. The aforementioned agreement stipulates the terms and conditions that, upon compliance with the other procedures required by the regulations, will be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of the public service of electric power distribution and sale within the federal jurisdiction, between the Federal Executive Power and the holder of the concession.

Additionally, on February 5, 2007 the Official Gazette published Resolution No. 51/07 of the ENRE which approves the electricity rate schedule resulting from the RTT, applicable to consumption recorded as from February 1, 2007. This document provides for the following:

i)           A 23% average increase in distribution costs, service connection costs and service reconnection costs in effect, except for the residential tariffs;

ii)         An additional 5% average increase in distribution costs, to be applied to the execution of the works and infrastructure plan detailed in the Adjustment Agreement;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

iii)        Implementation of CMM contemplated in the Adjustment Agreement, which for the six-month period commenced November 1, 2005 and ended April 30, 2006, shows a percentage of 8.032%. This percentage will be applied to non-residential consumption recorded from May 1, 2006 through January 31, 2007;

iv)       Invoicing in 55 equal and consecutive monthly installments of the differences arising from the application of the new electricity rate schedule for non-residential consumption recorded from November 1, 2005 through January 31, 2007 (paragraphs i) and ii) above) and from May 1, 2006 through January 31, 2007 (paragraph iii) above);

v)         Invoicing of the differences corresponding to deviations between foreseen physical transactions and those effectively carried out and of other concepts related to the MEM, such as the Specific fee payable for the Expansion of the Network, Transportation and Others;

vi)       Presentation, within a period of 45 calendar days from the issuance of this resolution, of an adjusted annual investment plan, in physical and monetary values, in compliance with the requirements of the Adjustment Agreement.

ES Resolution No. 434/07 established, among other things, that the obligations and commitments set forth in section 22 of the Adjustment Agreement be extended until the date on which the electricity rate schedule resulting from the RTI goes into effect, allowing Edenor and its shareholders to resume the legal actions suspended as a consequence of the Adjustment Agreement if the new electricity rate schedule does not go into effect.

2.3.2 Tariff Structure Review

On July 30, 2008, the ES issued Resolution 865/08 which modifies Resolution 434/07 and establishes that the electricity rate schedule resulting from the RTI will go into effect in February 2009. At the date of issuance of these financial statements, no resolution has been issued concerning the application of the electricity rate schedule resulting from such process.

The ENRE began the Tariff Structure Review Process with the issuance of Resolution No. 467/08. On November 12, 2009, Edenor made its revenue request presentation for the new period, which included the grounds and criteria based on which the request was made. As from that moment, Edenor has made successive and reiterated presentations aimed at ending the aforementioned process as well as obtaining the new electricity rate schedule. Among them, a Preliminary Administrative Action was filed before the MPFIPyS in March 2012 and a petition for the immediate resolution thereof was made in October 2012. In Edenor’s opinion, this claim has come to an end due to the issuance of ES Resolution No. 250/13 dated May 2013.

Additionally, in June 2013, Edenor filed a complaint against the Federal Government claiming full compliance with the Adjustment Agreement. The complaint was amendment in November 2013 and in February 2014 a petition for the granting of a precautionary measure for the same purpose was filed. Both actions are in process.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

2.3.3 PUREE-MMC

On May 7 and November 6, 2013, the ES issued ES Resolution 250/13 and Note 6852/13, respectively, whereby it:

a)    Authorized the values of the adjustments resulting from the MMC for the period May 2007 through September 2013, determined in accordance with Section 4.2 of the Adjustment Agreement, but without initiating the review process contemplated in the event of variations exceeding 5%.

b)    Assessed the Company’s debt at September 30, 2013 deriving from the application of the Program for the Rational Use of Electric Power (PUREE) for the period May 2007 through September 2013.

c)     Authorized Edenor to offset until September 2013 the debt indicated in paragraph b) against and up to the amount of the receivables established in paragraph a), including interest, if any, on both amounts.

d)    Instructed CAMMESA to issue LVFVD for the MMC surplus amounts after the offsetting process indicated in paragraph c) has been carried out.

e)     Authorized CAMMESA to receive LVFVD as part payment for the debts deriving from the economic transactions of the MEM. This amount at December 31, 2013 was offset by surpluses MMC.

f)     Instructed Edenor to assign the credits from the surplus LVFVD, if there were any, after having complied with that established in the preceding paragraph, to the trust created under the terms of ENRE Resolution No. 347/12 (FOCEDE).

The ES, if deemed timely and suitable, may extend, either totally or partially, the application of the aforementioned resolution and note pursuant to the information provided by the ENRE and CAMMESA.

Consequently, as of December 31, 2013, the amount recorded by Edenor as revenue from the recognition of higher costs resulting from the MMC, net of the revenue recorded in prior years, amounts to Ps. 2.9 billion, which is the total amount recognized by ES Resolution No. 250/13 and ES Note No. 6852/13, and has been disclosed in the “Higher costs recognition - SE Resolution No. 250/13 and ES Note No. 6852/13” line item of the Statement of Comprehensive Income (Loss). Additionally, it has recognized net interest for Ps. 197.5 million included in the “Financial interest” line item within the “Financial income” account of the Statement of Comprehensive Income (Loss).

Edenor estimates that the remaining LVFVD will be issued and offset or paid within the next fiscal year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

The impact of ES Resolution No. 250/13 and ES Note 6852/13 on both the Statement of financial position and the Statement of comprehensive income (loss) is summarized below:

Statement of financial position

	2013
	Res. ES No. 250/13	Note ES No. 6852/13	Total
Other receivables
MMC	2,254,951,435	723,629,643	2,978,581,078
Net interest MMC – PUREE	172,938,704	24,569,902	197,508,606
Other liabilities– PUREE	(1,387,034,835)	(274,067,026)	(1.661.10.861)
Payables for purchase of electricity - CAMMESA	(678.134.766)	(474.132.519)	(1.152.267.285)
LVFVD to be ussed	362,720,538	-	362,720,538

Statement of comprehensive income (loss)

	2013	Recognized in prior years but not offset	Subtotal	Recognized in prior years and offset	Total
Higher Costs Recognition - Resolution ES No. 250/13 And Note ES No. 6852/13	2,933,051,544	45,530,534	2,978,582,078	91,261,774	3,069,842,852
Finance income – Financial interest	197,508,606	-	197,508,606	-	197,508,606
	3,130,560,150	45,530,534	3,176,090,684	91,261,774	3,267,352,458

With the publication of the above-described ES Resolution No. 250/13, the ES, in Edenor opinion, has explicitly and implicitly resolved the administrative claim duly filed, partially upholding the Company’s claim and with the consequences that in such regard establishes section 31 of the Administrative Procedure Law, for which reason said claim has come to an end with the issuance of the aforementioned administrative resolution. Taking into account that which has been previously mentioned, on June 29, 2013, Edenor brought an action to prevent the actions to claim full compliance with the Adjustment Agreement and compensation for damages due to such non-compliance from being time barred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Additionally, due to the increase recorded in operating and maintenance costs in accordance with the criterion of the polynomial formula contemplated in the Adjustment Agreement, as of the date of issuance of these Financial Statements, Edenor has submitted to the ENRE the CMM adjustment request, in accordance with the following detail:

Period	Application Date	MMC Adjustment
May 2013 – October 2013	November 2013	7.90%

Furthermore, the MMC adjustmet values relating to the October–December 2013 period that have been neither transferred to the tariff nor authorized to be collected by other means amount, after applying ES Resolution No. 250/13 and ES Note No. 6852/13, to approximately Ps. 347.9 million. Furthermore, at December 31, 2013, the balance relating to the PUREE, after applying ES Resolution No. 250/13 and ES Note No. 6852/13, amounts to Ps. 108.6 million, Ps. 72.6 million of which have been submitted to the ENRE as of that date in accordance with the procedure in effect.

Additionally, and with regard to that mentioned in paragraphs d and c of this note, on December 6, 2013, Edenor challenged and rejected debit notes for a total of Ps. 196 million issued by CAMMESA for late payment charges, maturing on December 9, 2013.

The reason for challenging and rejecting such debit notes is based on the fact that ES Resolution No. 250/13 not only established a special system for the payment of Edenor’s debts until February 2013 but also included the corresponding authorizations and instructions for CAMMESA.

In the framework of the aforementioned Resolution, the fact that the term thereof has been extended by SE Note No. 6852/13 constitutes part performance. The lack of issuance of the LVFVD is not within Edenor’s competence; thus it is not its responsibility.

2.3.4 Electricity rate schedules

The ES Resolution No. 1169/08 approved the new seasonal reference prices of power and energy in the MEM. Consequently, the ENRE issued Resolution No. 628/08 which approved the values of the electricity rate schedule to be applied as from October 1, 2008. The aforementioned electricity rate schedule included the transfer of the increase in the seasonal energy price to tariffs, with the aim of reducing Federal Government grants to the electricity sector, without increasing Edenor’s VAD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

On June 15, 2012, the ES established the seasonal prices to be paid by the customers served by the agents who provide the public service of electricity distribution of the MEM in order for them to be consistent with the situation existing in winter and compatible with payment capacity of the different social classes comprising the residential customer category of the referred to agents’ electricity rate schedules. For such purpose, the ES issued Resolution No. 255/12 which suspended the application of sections 6, 7, and 8 of ES Resolution No. 1169/08 from June 1, 2012 through September 30, 2012. Furthermore, it established the energy reference prices in the market, applicable to the June 1-July 31, 2012 and the August 1-September 30, 2012 periods, for the different customer categories. Additionally, it established the application of SE Resolution No. 1301/11, and other complementary regulations and instructions, to all the customers falling within the scope thereof (section 8 of SE Resolution No. 255/12).

Furthermore, on November 30, 2012, Edenor S.A. was notified of Resolution 2016 of the Energy Secretariat, which approved the MEM Summer Scheduling for the November 1, 2012-April 30, 2013 period, calculated in accordance with the “Scheduling of Operation, Load Dispatch and Price Calculation Procedures”. Additionally, it establishes the application as from November 1, 2012 of the Subsidized Seasonal Reference Prices defined in Appendix I for each Distribution Agent identified therein. It is also established that the Un-Subsidized Seasonal Reference Price in the MEM is kept at an annual average value of $320 Mwh and that the values to be transferred to final tariffs are in no case to exceed the Un-Subsidized Reference Prices established for each Distribution Agent.

As in previous years, ES Resolution No. 1037/07 ratified by ES Note 1383/08, continued to produce effects. The aforementioned resolution modified the earmarking of the funds resulting from the application of the PUREE, being it possible to deduct therefrom a) the amounts paid by the Company as Quarterly Adjustment Coefficient implemented by Section 1 of Law No. 25,957, to calculate the total value of the FNEE; and b) the amounts corresponding to the electricity rates adjustments due to the application of the MMC established in the Adjustment Agreement, until the transfer to the tariff of either of the aforementioned concepts, as applicable, is recognized.

2.3.5 ENRE Resolution No. 347/12

On November 23, 2012, the ENRE issued Resolution No. 347/12 pursuant to which distribution companies were authorized, as from the issuance thereof, to include in the bills a fixed amount for T1 customers and a variable amount T2 and T3 customers, to be calculated on a percentage of power charges. Such amounts, which are clearly indicated in the bills sent to customers, constitute a special account, which is managed by a Trust, to be exclusively used for the execution of distribution infrastructure works and corrective maintenance of each distribution company’s facilities. This Trust will be administered by an Implementation Committee comprised of 5 members: 1 from the Economy and Public Finance Ministry, 2 from the Ministry of Planning, 1 from CAMMESA and 1 from the ENRE.

As established in such Resolution, on November 29, 2012, Edenor, in its capacity as Trustor, and NFSA, as Trustee, entered into a private Financial and Management Trust Agreement, whereby the Company, as settlor of the trust, agreed to assign and transfer to the Trustee the fixed amounts set forth by Resolution No. 347 that are effectively collected, which will constitute the trust assets. Such agreement was ratified and approved by Edenor’s Board of Directors on December 11, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

On December 18, 2012, Edenor and NFSA, signed the respective Operating Manual, whose purpose is to implement, standardize, and enable the collection and management of the trust assets. On that date, Edenor’s Board of Directors approved the Operating Manual and appointed its attorneys-in-fact to represent Edenor before NFSA in issues related to the Trust and its Operating Manual.

On July 4, 2013, Edenor and NFSA signed an Addendum to the private Financial and Management Trust Agreement entered into by the parties on November 29, 2012.

In the aforementioned Addendum it is agreed that NFSA in its capacity as trustee, will issue, in accordance with the public offering system authorized by the CNV, VRD to be offered to the market for a nominal value of up to Ps. 312.5 million. The proceeds will be used to finance the payment of Edenor’s investment plan.

On July 4, 2013, VRDs for Ps. 250 million were issued through a private placement. A subsequent public offering of these debt securities, with the possibility of being paid-in in kind is estimated. The VRD will accrue interest at the Private Badlar rate plus a spread of 4% and will be amortized in 5 years with increasing installments.

In this regard, that agreement stipulates that payment obligations under the VRD will be solely and exclusively the obligations of NFSA (to the extent that the trust assets are sufficient) and will not imply in any way whatsoever any guarantee or recourse against Edenor, which in no case will be liable for the non-payment, whether total or partial, of any amount owed under the VRD or any other concept contemplated by the Trust Agreement duly signed.

Additionally, on January 3, 2014, by Resolution No. 3/2014 of the MPFIPyS, it was established that the investments to be made with the funds of the FOCEDE will be decided by the Management Control and Coordination Under-Secretariat, which will provide the necessary instructions for the carrying out of the works and investments under the FOCEDE to the Execution Committee of the trust created by ENRE Resolution No. 347/13 as well as to electricity distribution companies Edenor and Edesur.

By Resolution No. 266/14 dated January 24, 2014, a technical commission to participate and give advice to the Management Control and Coordination Undersecretariat on technical and economic matters as well as on other issues relating to the investments to be made with the FOCEDE funds was created. This commission will be comprised of one representative of the ENRE, one representative of the ES, one representative of the Public Works Secretariat, both under the authority of the MPFIPyS. The Economy and Public Finance Ministry and the National Comptroller’s Office will also be invited to participate.

2.3.6 Framework agreement

On January 10, 1994, Edenor together with  Edesur, the Federal Government and the Government of the Province of Buenos Aires entered into a Framework Agreement, whose purpose was to establish the guidelines under which Edenor is to supply electricity to low-income areas and shantytowns.

On July 22, 2011, Edenor together with Edensur. and EDELAP S.A., entered into an Addendum with the Federal Government and the Government of the Province of Buenos Aires, for the renewal for a term of four years of the New Framework Agreement that had been signed on October 6, 2003. Such extension was approved on September 21, 2012 by Resolution No. 248/12 issued by the ENRE and ratified by the MPFIPyS through Resolution No. 247.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

With regard to the amount receivable Edenor has with the Province of Buenos Aires, on October 18, 2012 Edenor entered into an Agreement for the Settlement of Non-financial Obligations and Subscription of Buenos Aires Province Government Bonds, pursuant to which Edenor agreed to receive an amount of Ps. 0.3 million in cash and subscribe Series B Bonds for a residual nominal value of Ps. 6.14 million, as settlement of the debt that at December 31, 2010 such Province had with Edenor for the electric power supplied to low-income areas.

 At December 31, 2013 and 2012, receivable balances with the Federal Government and the Government of the Province of Buenos Aires amount to Ps. 56.9 million and Ps. 25.4 million, respectively.

2.3.7 Stabilization factor

By Note 2883 dated May 8, 2012 (reference MEyFP Resolutions No. 693/11 and MPFIPyS  No. 1900/11), the ES has implemented a mechanism whose objective is to keep the amounts billed to residential customers throughout the year stable, thereby minimizing the effects of the seasonal consumption of electricity.

This methodology applies to all residential customers, regardless of whether or not they receive Government grants on electricity rates, who may opt to adhere to this stabilization system.

Average consumption is determined based on the consumption recorded in the last six two-month periods. The stabilization factor arises from the difference between the aforementioned average consumption and the consumption recorded in the current two-month period. This value will be added to or subtracted from the two-month period charges, and the result obtained will be the amount to be paid before the corresponding taxes. The adjustments that are to be made in accordance with the differences between average consumption and recorded consumption will be reflected in the bill for the last two-month period of each calendar year.

The differences that arise as a consequence of comparing the annual average consumption to the consumption of the current two-month period will be recorded at the end of each period in the trade receivables balance sheet account, crediting or debiting the account, as the case may be, if the annual average consumption is higher or lower than the consumption of the current two-month period.

2.3.8 Penalties

Due to the events occurred between December 20 and December 31, 2010 in Edenor’s concession area, on February 9, 2011, Edenor was notified of the issuance of ENRE Resolution No. 32/11, whereby Edenor was fined in the amount of Ps. 1.1 million and ordered to compensate those customers who had been affected by the power cuts for an amount which, at December 31, 2013, totals approximately Ps. 36.6 million. Those amounts have been recorded in the Other current payables account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Edenor filed a Direct Appeal with the Appellate Court in Contentious and Administrative Federal Matters No. I, requesting that the Resolution be declared null and void. Additionally, Edenor filed –with the same Court– a petition for the granting of a precautionary measure, aimed at suspending the application of the fine imposed until a decision on the direct appeal is issued.  On March 23, 2011, the court ordered the suspension of the penalty (payment of the amounts imposed), until a decision on the precautionary measure petition filed by Edenor is rendered. Against this decision, the ENRE filed a post-judgment motion for reversal which was rejected in all its terms. On April 28, 2011, the Court rejected the precautionary measure petition filed. Therefore, Edenor filed an extraordinary federal appeal which –after having been made available to the ENRE- was dismissed. The Company then filed an with the Supreme Court requesting that the rejected extraordinary federal appeal be sustained, which as of to date has not been resolved. Furthermore, on July 8, 2011, Edenor requested that notice of the substance of the case be served on the ENRE. Having this procedural step been carried out and the service of notice been answered, the proceedings are awaiting resolution.

On November 15, 2012, the Company was notified by the Regulatory Authority of ENRE Resolution No. 336/12, whereby the Regulatory Standards Compliance and Management Department of the ENRE was instructed to immediately initiate the corresponding penalty procedure pursuant to which distribution companies Edenor and Edesur are required to: a) determine the customers affected by the power cuts occurred as a consequence of failures between October 29 and November 14, 2012; b) determine the discounts to be recognized to each of them, and; c) credit them on account of the final discounts that will result from the evaluation of the Technical Service Quality relating to the six-month control period.

In addition, it was resolved that Edenor and Edesur be ordered to pay a compensation to each T1R who had been affected by the power cuts occurred during the aforementioned period, the amount of which will depend on the electricity outage duration, provided, however, that such power cut lasted more than 12 continuous hours. The provision recorded by Edenor for penalties and compensations amounts to Ps. 16.7 million.

On April 24, 2013, Edenor was notified of the Appellate Court’s decision dated March 21, 2013, pursuant to which the appeal filed by Edenor against Resolution No. 32/11 was declared formally inadmissible due to Edenor lack of payment of the fine imposed by the ENRE as a necessary prerequisite to having access to the judicial instance. Edenor has filed an appeal against such pronouncement with the CSJN.

Due to the power cuts that occurred as a consequence of the high temperatures recorded between December 16, 2013 and January 2, 2014 in Edenor’s concession area, on January 7, 2014 Edenor was notified of Resolution No. 3/14 pursuant to which the ENRE instituted legal proceedings and brought charges due to Edenor’s failure to: 1) comply with the provisions of section 25 sub-sections a), f) and y) of the Concession Agreement, section 27 of Law No. 24065, and ENRE Resolution No. 905/99; and 2) apply in due time the surplus funds of the FOCEDE (created by ENRE Resolution No. 347/12) exclusively earmarked for the execution of  infrastructure and corrective maintenance works in its concession area, which would imply the non-compliance with the provisions of section 25 sub-sections f) and y) of the Concession Agreement. In this regard, Edenor filed its reply within the terms and under the formalities prescribed by the law.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Also, on January 7, 2014, Edenor was notified of ENRE Resolution No. 1/14, whereby Edenor was ordered to pay a compensation to each T1R who had been affected by the power cuts that lasted more than 12 continuous hours from December 16, 2013 until that time when the service was fully restored. Such compensation, in the case of customers who had been affected by the power cuts dealt with in ENRE Resolution No. 32/2011, is to be increased by 100%. Edenor has appealed this resolution before the ES, nevertheless it has begun the process to pay customers by way of discounts the amounts ordered as compensation, the estimated amount of which totals $ 77.5 million. Such amount has been recorded in the Other payables account. By Resolution No. 2/14 of the MPFIPyS, notified to Edenor on January 7, 2014, it was established that public utility companies are to adopt all the necessary measures to implement a call center that will be available to all customers in the event of emergency and lack of service. This 24/7 service will be implemented through a toll-free telephone number and will have that number of human resources as may be necessary to respond to the totality of the claims to be made.

Furthermore, in the framework of the previously described power outage, by Resolution No. 9/14 notified to Edenor on January 15, 2014, the ENRE instructed both distribution companies to make a higher number of human resources, either the companies’ own or contracted, available to take care of the power cuts suffered by their customers due to failures in networks or facilities, and to have a continuous vehicle monitoring system in place. This resolution, which will be appealed in due time and in proper form, will nevertheless be complied with.

2.4 Gas market

ES

Gas Plus Program

The Government has passed some new resolutions to encourage investments and the production of hydrocarbons, including the Gas Plus Program created by ES Resolution No. 24/08 (as amended by Resolution No. 1,031/08). The main appeal for gas producers is the free availability and commercialization of gas extracted under this system. In order to qualify, the producer should submit an investment project in new gas areas, in areas which have not been in production since 2004, or in areas with complex geological characteristics of compact sands or low permeability (“tight gas”). With the exception of new companies, to join this program the company should be up-to-date with the payment of the production installments fixed by the Producers’ Agreement.

Hydrocarbon Investment Plan’s Strategic Planning and Coordination Committee ( “The Committee”)

2.4.1 Natural Gas Surplus Injection Promotion Program (“the Program”)

On February 14, 2013, Resolution No. 1/13 of the Committee creating the Program was published in the Official Bulletin. This program aims to evaluate and approve projects furthering the national self-supply of hydrocarbons through a gas production increase and its infusion into the domestic market, as well as to generate higher levels of activity, investment and employment in this sector.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

Before June 30, 2013, any person registered with the National Registry of Hydrocarbon Investments created by Executive Order No. 1277/12 may submit its project before the Committee. The National Government undertakes to pay a monthly compensation resulting from: (i) the difference between the Surplus Injection price (US$ 7.5/MMBTU) and the price actually collected from the sale of the Surplus Injection, plus; (ii) the difference between the Base Price and the price received from the Adjusted Base Injection. These projects will be in force for a maximum term of 5 years, with the possibility for renewal.

On April 26, 2013, Resolution No. 3/13 of the Committee regulating the Program was published in the Official Bulleting, which sets forth that any companies interested in participating in the Program should submit monthly statements to the Committee containing specifically-detailed documentation on injection, price, contracts, etc., so that, after meeting the methodology and terms specified therein, they may obtain the applicable compensation. Besides, the Resolution provides specific considerations regarding natural gas purchase and sale operations between producers, expressly prohibiting them, as well as regarding new high-risk projects, the control of investments, the evolution of reserves and the Program’s auditing mechanism.

On July 11, 2013, pursuant to Provision No. 15/13 of the Committee, PEPASA was registered with the National Registry of Hydrocarbon Investments.

PEPASA has submitted several projects for the Committee to evaluate its inclusion in the Program. On August 7, 2013, pursuant to Resolution No. 27/13, the Committee approved the project for an increase in the total injection of natural gas submitted by PEPASA, with retroactive effects to March 1, 2013. As at December 31, 2013, income recognized under this item amounts to Ps. 22.6 million.

On October 11 and December, 2013, PEPASA collected 75% of the Program’s compensations for the March – August, 2013 period for a total amount of Ps. 6.9 million.  Furthermore, on January 22, 2014, PEPASA collected Ps. 2.3 million under this same item corresponding to the month of September 2013.

2.4.2 Investment Promotion Regime for the Explotation of Hydrocarbons (the “Regime”)

On July 15, 2013, Executive Order No. 929/13 was published in the Official Bulletin, which created the Investment Promotion Regime for the Exploitation of Hydrocarbons (the “Regime”), which grants several benefits to participating companies. Thus, companies registered with the National Registry of Hydrocarbon Investments and having an investment project for the exploitation of hydrocarbons involving a direct investment of at least US$ 1 billion during the first five-year period may be covered by this Regime.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 2: (Continuation)

The benefits of this Regime include: (i) the right to freely market abroad 20% of the hydrocarbons produced under the Project exempt from export duties, with full availability of the foreign currency earned from the exportation of such hydrocarbons and free from the obligation to repatriate the foreign currency earned from the exportation of 20% of the hydrocarbons produced; (ii) as from the fifth year as from the approval and startup of each project, the right to obtain for the exportable portion of the hydrocarbons produced under the project a price which may not be lower than the reference export price; and (iii) the priority right to obtain freely available foreign currency through the Free Foreign Exchange Market for up to 100% of the price obtained from the internal commercialization of the exportable hydrocarbon portion plus the amount corresponding to received compensations, if any.

Executive Order No. 929/13 was regulated by Resolution No. 9/13 of the Committee, which established the Regulation on Requirements and Conditions for the submission and later incorporation under the Regime of investment projects for the exploitation of hydrocarbons.

The Regulation’s most relevant items are the following: (i) the requirements companies should meet to submit their projects, (ii) the formal guidelines regarding how the presentation should be made; (iii)  the project’s geological and geophysical aspects; and (iv) economic aspects and the investment commitment.

Until the date of issuance of these financial statements, PEPASA has not presented investment projects under the Regime.

2.5 Oil market

As with the gas market, the oil market was also affected by several resolutions. The most important one is Resolution No. 394/07 of the Ministry of Economy, which provides for an increase in export taxes on liquid hydrocarbons, with a reference value of US$ 60.9 per value and a cut-off value of US$ 42 per oil barrel. The exporting producer’s income was thus limited to US$ 42 per crude barrel, although the WTI crude value is higher than US$ 60.9 per barrel.

The crude oil production evolution has been in decline; consequently, several tools and regulations defining incentives to resume a growth path have been sought. The “Oil Plus” and “Refinancing Plus” programs were created by Executive Order No. 2014/2008, which was regulated by ES Resolution No. 1312/08. Pursuant to these programs, companies showing an increase in oil production and reserves replenishment will be entitled to receive fiscal credits which may be used to pay export duties on the oil, liquefied petroleum gas and other related products required by Resolution No. 394/2007. The ES grants fiscal credits to the companies participating in these programs, which are assignable.

In February, 2012, the Ministry of Federal Planning, Public Investment and Services decided to suspend the application of these programs as a result of the modification of the market conditions on which they were based. However, these programs remained in force for small producers.

On January 3, 2013, the Ministry of Economy issued Resolution No. 1/13 increasing the cut-off and reference values provided for by Resolution No. 394/07 from U$S 42 to U$S 70 and from U$S 60.9 to U$S 80 respectively, thus increasing oil-exporting companies’ income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 3: BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with FACPCE’s RT No. 26 which adopts IFRS issued by the IASB and IFRIC. All the IFRSs in force as at the date of preparation of these consolidated financial statements have been applied. Additionally, the Company has applied IFRS 9 “Financial Instruments” which was not in force as at December 31, 2013 but its early application was permitted.

The presentation in the consolidated statement of financial position makes a distinction between current and non-current assets and liabilities. Current assets and liabilities are assets expected to be realized or liabilities expected to be extinguished within a period of twelve months from the closing of the period subject-matter of the report, as well as those held for sale respectively. Additionally, the Group informs the cash flow from its operating activities using the indirect method. The fiscal year starts on January 1 and finishes on December 31 of each year. The economic and financial results are disclosed based on the fiscal year.

These consolidated financial statements are stated in Argentine pesos. They have been prepared under the historical cost convention, as modified by the measurement of certain financial assets stated at their fair value.

The preparation of these consolidated financial statements under IFRS requires estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed as at the date of issuance of the consolidated financial statements, as well as the disclosure of income and expenses during such period. The areas involving a greater level of judgment and complexity or the areas in which assumptions and estimates are significant for the consolidated financial statements are described in Note 5.

These consolidated financial statements have been approved for issue by the Board of Directors dated March 10, 2014.

Comparative information

Balances as of December 31, 2012 included in these financial statements for comparative purposes, are derived from the financial statements at those dates. Certain reclassifications have been made to those financial statements keep the consistency in the presentation with the amounts of the current year, mainly because of the discontinued operations (Note 19).

NOTE 4: ACCOUNTING POLICIES

The main accounting policies used in the drawing up of these financial statements are explained below. Unless otherwise stated, these accounting policies have been consistently applied in all submitted financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.1 Changes in accounting policies

4.1.1      New mandatory provisions, modifications and interpretations for fiscal years beginning January 1, 2013 and not early applied

The following provision applies to the Company as from this fiscal year, and has not had a significant impact on its financial position and operating results.

IFRS 13 - “Fair Value Measurement”: This standard was issued in the month of May, 2011, and provides a single framework for measuring fair value when it is required by other provisions. This IFRS applies both to financial and non-financial elements measured at fair value, or in case information is disclosed on their fair value. The fair value is understood as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It requires the exposure of the financial instruments measured at fair value, or the level-wise disclosure of information on their fair value.

4.1.2      New provisions, modifications and interpretations which are not yet effective and have been early adopted by the Company

The Company has early adopted IFRS 9 -“Financial Instruments”.

IFRS 9 - “Financial Instruments” was issued in November 2009 and amended in October 2010, and introduces new requirements for the classification, measurement and recognition of financial assets and financial liabilities.

It requires that all financial assets covered by IAS 39, “Financial Instruments: Recognition and Measurement”, be later measured at their amortized cost or fair value. Thus, investments in debt maintained in a business model aimed at collecting future contractual cash flows which are only payments of principal and interest on the current capital are measured at their amortized cost at the closing of the year. The remaining investments in debt or equity securities are measured at their fair value at year end.

The most significant effect regarding the classification and measurement of financial liabilities refers to the accounting for changes in the fair value of financial liabilities (designated as financial liabilities at fair value through profit and loss) attributable to changes in the credit risk of such liability. Thus, the amount of the change in the financial liability’s fair value attributable to changes in the credit risk of that debt is recognized under Other Comprehensive Income, unless this recognition would generate an accounting miss match.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.1.3      New provisions, modifications and interpretations which are not yet effective and have not been early adopted by the Company

 The Company has not early adopted the following IFRSs or IFRICs:

- IAS 36 (reviewed in 2013) - “Impairment of Assets”: applicable to fiscal years beginning on or after January 1, 2014.

IAS 36 (reviewed in 2013) - “Impairment of Assets” was issued May 2013, and modifies the disclosure requirements applicable to the recoverable value of impaired assets, if such value is based on their fair value less costs of disposal. The application of this modification to IAS 36 will have no impact on the Company’s operating results or financial position, but will only involve new disclosures.

- IFRIC 21 - "Levies": applicable to fiscal years beginning on or after January 1, 2014.

IFRIC 21 - “Levies” was issued in May 2013, and provides guidance on when to recognize a liability for a levy imposed by the Government, applicable both to levies accounted for in accordance with IAS 37 - "Provisions, Contingent Liabilities and Contingent Assets", and those where the timing and amount of the levy is certain. The Company is currently analyzing the possible effects of IFRIC 21 - “Levies”; however, it estimates that its application will not have a significant impact on the Company’s operating results or financial position.

4.2      Consolidation

a.     Subsidiaries

These financial statements include those of the Company and the entities controlled by it. Subsidiaries are all entities over which the Company exercises control, which is generally accompanied by a percentage above 50% of the available voting rights. The Company controls an entity when it is exposed or entitled to variable returns in view of its involvement in the entity and has the capacity to affect these returns through its power over it. When determining whether the Company controls an entity, the existence and effect of potential voting rights which are currently exercisable or convertible are considered. The Company also evaluates the existence of control when it does not hold more than 50% of the voting rights but can direct financial and operating policies through a “de facto control”. The “de facto control” may arise under circumstances in which the number of the Group's voting rights compared with the number and dispersal of the stakes held by other shareholders grants the Group the power to direct financial and operating policies, etc. Subsidiaries are consolidated as from the date on which control is transferred to the Group and are de-consolidated as from the date such control ceases.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

Main consolidation adjustments are the next:

i.         elimination of balances between the Group companies, so that the financial statements disclose balances held with third parties and uncontrolled related parties.

ii.       elimination of inter-company transactions between the Group companies, so that the financial statements disclose results with third parties and uncontrolled related parties.

iii.      elimination of interest in equity and profit/loss and in the results of each year of the group companies

iv.     recognition of assets and liabilities identified in process of business combination.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

b.     Business combinations

Business combinations are accounted through the application of the acquisition method of accounting. The consideration for the acquisitions is measured at its fair value by calculating the sum, as at the acquisition date, of the fair value of the transferred assets, the incurred or taken on liabilities and the warrants issued by the Company and delivered in consideration of the control of the acquired business.

Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured at their fair values at the acquisition date.

Goodwill represents the excess of the aggregate of the acquisition cost, plus the amount of any non-controlling interest in the acquired entity and the fair value of the equity interest in the acquired entity held by the company (if any) over the net identifiable assets acquired and liabilities assumed, at the date of acquisition.

If as a result of the assessment, the net amount of identifiable assets acquired and liabilities assumed exceeds the sum of the acquisition cost, plus the amount of any non-controlling interest in the acquired entity and the fair value of the equity interest in the acquired entity held by the company (if any), this excess is accounted for immediately in profit and loss as a gain for the purchase of the business.

The Group has up to 12 months to finalize the accounting for a business combination. Where the accounting for a business combination is not complete by the end of the year in which the business combination occurred, the Group reports provisional amounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

c.     Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between the fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

d.     Disposal of subsidiaries

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in the carrying amount is recognized as a profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset.

e.     Interest in joint ventures

The Company accounts for its joint ventures using the equity method of accounting. Under this method, the interest is recognized at cost at the beginning and is subsequently adjusted by recognizing the portion that corresponds to the Company in the result obtained by the joint arrangements, after the acquisition date.

The Company recognizes in results its portion in the joint ventures results and in other comprehensive income its portion in other comprehensive result of the joint arrangements.

Accounting policies of the joint venture have been changed when necessary to ensure consistency with the policies adopted by the Group.

f.      Participations in joint operations

The Company uses the equity method on its assets and liabilities to disclose its interests in the different consortiums for the prospecting, exploitation and production of hydrocarbons. This method requires disclosing its interests and obligations in each type of asset and liability respectively, under the terms of the agreement, as well as in the income, costs and expenses in each of the items of the consolidated financial statements.

The Company recognizes in Income the applicable portion of the results of the joint operations, and under Other Comprehensive Income the portion corresponding to other comprehensive income of joint operations.

Accounting policies applicable to joint operations have been modified and adapted, if applicable, to ensure consistency with the policies adopted by the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

g.     Interest in associates

All associates are entities over which the Company does not exercise control but a significant influence, which is generally accompanied by a direct and indirect interest in between 20% and 50% of voting rights, unless it can be clearly evidenced that this influence is non-existent. On the contrary, it is presumed that the investor does not exercise a significant influence if it directly or indirectly holds less than 20% of the voting rights in the associate, unless it can be clearly evidenced that this influence does exist.

The subsidiary EPCA holds a 10% interest in CIESA. However, it exercises a significant influence on the operating and financial decisions affecting that company since it has the power to appoint a Titular Director.

Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of profit or loss of the Investee after the date of acquisition. The Group’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post- acquisition movements in Other comprehensive income is recognized in Other comprehensive income with a corresponding adjustment to the carrying amount of the investment.

Accounting policies of the associates have been changed or adapted where necessary to ensure consistency with the policies adopted by the Group.

4.3      Segment information

Operating segments are reported consistently with internal reports reviewed by the Executive Director.

The Executive Director, is the highest decision-making authority, is the person responsible for allocating resources and setting the performance of the entity’s operating segments, and has been identified as the person/ body executing the Company’s strategic decisions.

4.4      Property, plant and equipment

All Property, Plant and Equipment for use in production or for administrative purposes are stated at historical cost less depreciation an less any accumulated impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

In accordance with the provisions of IAS 23 “Borrowing costs”, borrowing costs in relation to any given asset could be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period;  the necessary activities to put the asset in condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production of other assets or startup, depending on the purpose pursued with its production, construction, assembly or completion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably and the investment will improve the condition of the asset beyond its original state. The carrying amount of those parts that are replaced is derecognized. It is a condition of an item of property, plant and equipment continue to operate, to conduct periodic inspections for faults regardless of whether parts of the elements are replaced or not (major maintenance).  All other repairs and maintenance are charged to the income statement during the financial period in which they have been incurred.

Land is not depreciated. Machinery and generation equipment are depreciated under the unit of production method. Wells are depreciated based on production volumes in relation to proven and developed reserves. Mining property is depreciated based on production volumes in relation to proven and developed reserves.

Depreciation on other assets is calculated using the straight-line method.

The main depreciation methods are described below:

Buildings: 50 years

Substations: 35 years

High voltage lines: 40 - 45 years

Medium voltage lines: 35 - 45 years

Low voltage lines: 30 - 40 years

Transformer centrals: 25 - 35 years

Meters: 25 years

Vehicles: 5 years

Furniture, fittings and communication equipment: 5- 20 years

Computer equipment and software: 3 years

Tools: 10 years

Gas Plant and Pipeline: 20 years

Works in progress are valued according to their degree of progress. Works in progress are recorded at cost, less any loss due to impairment, if applicable. The cost includes expenses attributable to construction, including costs of capitalized loans when they are part of the cost incurred for the purpose of acquisition, construction or production of an item of property, plant and equipment that necessarily takes a considerable period of time to be available for use. Borrowing costs capitalization cease once the asset is substantially complete or has been suspended, in the case that its development is at this stage. Depreciation of these assets starts when they are in working condition.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at least at each financial year-end.

An asset’s carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.5      Intangible assets

a.     Goodwill

Goodwill is the result of the acquisition of subsidiaries. Goodwill represents the excess of the acquisition cost over the fair value of the equity interest in the acquired entity held by the company in the net identifiable assets acquired at the date of acquisition.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated from the acquisition date to each of the acquirer’s cash-generating units or group of CGUs that are expected to benefit from the synergies of the combination. Each unit or group of units that goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

b.     Concession arrangements

IFRIC 12 “Service Concession Arrangements” provides guidelines for accounting for service concession arrangements with a private sector operator. This accounting interpretation is applicable if:

-       the grantor controls or regulates what services must be provided by the operator, with their infrastructure, to whom they must be delivered and at what price; and

-       the grantor controls, through ownership, beneficial entitlement or by other means, any significant residual interest in the infrastructure at the end of the term of the agreement.

If both conditions expressed above are met at the same time, an intangible asset is recognized to the extent that the operators receive a right to charge users of the public service, provided the rights are conditional to the extent that the service is used.

The initial recognition of these intangible assets is made at cost, meaning the fair value of the consideration given plus other direct costs directly attributable to operation. Concessions have a finite useful life and, after its end, they are measured at cost less accumulated amortization. Amortization is calculated on a straight-line basis during the term of the concession.

The Group has applied the method of intangible assets established in IFRIC 12 “Service Concession Arrangements”, only in the subsidiary EDEN. No financial asset has been recognized in connection with the concession agreements, considering that the agreements entered into do not establish revenues guaranteed at all events.

Concession arrangements corresponding to Edenor and hydroelectric generation plants Diamante and Nihuiles are not covered by the guidelines of IFRIC 12 “Service Concession Arrangements”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

These concession agreements meet the criteria set forth by the IFRSs and are depreciated following the straight-line method based on each asset’s useful life, which corresponds to the life of each concession agreement.

Edenor’s concession contract has an estimated life of 83 years, whereas hydroelectric power plants Diamante and Nihuiles have a 30 years' useful life.

c.     Identified intangible assets in acquired investments

Corresponds to intangible assets identified at the moment of the acquisition of companies from the distribution segment. Identified assets meet the criteria established in the IFRS and are amortized by the straight-line method according to the useful life of each asset, considering the estimated way in which the benefits produced by the asset will be consumed.

d.     Rights over arbitration proceedings

It corresponds to rights acquired by the Company to control, suspend and waive judicial claims.

As proceedings’ conclusion dates cannot be accurately foreseen, it has been determined that they have an indefinite useful life.

4.6      Biological assets

Biological assets comprise grape plantations and seed plots. These biological assets are measured on initial recognition and at the end of each reporting period, at its cost.

4.7      Assets for oil and gas exploration

Expenses related to oil and natural gas exploration and evaluation are accounted for by the successful effort method. Costs are accumulated at the level of each oil field. Geological and geophysical costs are recorded as expenses as they are incurred. Costs directly associated to the exploration of wells and costs of exploration and acquisition of rights on real property are capitalized until the reserve determination is assessed. If the conclusion reached is that the discovery has no commercial viability, then those expenses are charged to results.

Capitalization is recognized in property, plant and equipment or in intangible assets according to the nature of the expense.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.7.1 Tangible and intangible assets for development

Expenditure on the construction, installation and completion of infrastructure facilities such as platforms, pipelines and the drilling of wells whose commercial viability has been proven is capitalized within property, plant and equipment or within intangible assets, according to its nature. When reserves with commercial viability are found, assets for exploration and evaluation are subject to impairment tests and are transferred to development assets of a tangible or intangible nature. No expenditure is recorded for depreciation and amortization of property, plant and equipment or intangible assets during the exploration and evaluation phase.

4.7.2 Assets for oil and gas production

Assets for oil and gas production are tangible assets for exploration and evaluation and development expenses associated to production of proven reserves.

4.7.3 Cost of decommissioning of wells

Estimated future costs of wells plugging and abandonment in the hydrocarbon areas, discounted at a rate estimated at the time of their initial measuring, are capitalized together with the assets originating them, and are depreciated using the unit-of-production method. Additionally, a liability is acknowledged for this item at the estimated value of discounted payables.

4.7.4 Depreciation

Assets related to oil and gas production are amortized following the production unit method. Production unit rates are based on developed reserves with proven viability, such as reserves of oil, gas and other mineral reserves that are expected to be recovered through existing facilities using the current operating methods. Oil and gas volumes are considered as produced once they are measured with the oil meters at the custody transfer points or at the sale transactions points at the output valve of the storage tank.

The depreciation is adjusted by changes in the estimates of proved developed reserves when such changes arise. PEPASA performs reserves estimates reviews, which are certified by independent engineers at least once a year.

4.7.5 Impairment – Assets for exploration and evaluation

Assets for exploration and evaluation are subject to impairment tests whenever facts and circumstances suggest that an impairment in value may have occurred. An impairment loss is recognized for the amount in which the book value of the exploration and evaluation asset exceeds its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs to sale of the exploration and evaluation assets. With the purpose of assessing the impairment, the exploration and evaluation assets subject to impairment tests are grouped together with the cash-generating units of the existing producing fields that are located in the same geographical region.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.7.6 Impairment – Proven property for oil and gas production and intangible assets

Properties for oil and gas production and intangible assets whose commercial and technical viability has been proven are evaluated for impairment losses at the moment when facts or changes in circumstances suggest that the carrying amount could not be recoverable. An impairment loss is recognized for the amount in which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less the cost to sale of the assets. With the purpose of assessing the impairment, the assets are grouped at the lowest level at which separate cash flows can be identified (in CGUs).

4.8 Impairment of non financial assets

Assets that have an indefinite useful life - for example, goodwill or intangible assets not ready to use – are not subject to amortization and are tested annually for impairment.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized as the amount by which the asset´s carrying amount exceeds its recoverable amount. Recoverable amount is the higher amount of fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs).

Non-financial assets other than goodwill that have been impaired are reviewed at each reporting date for possible reversal of the impairment.

4.9 Foreign currency translation

4.9.1 Functional and presentation currency

Information included in the financial statements of each of the Group’s entities are measured in the functional currency of the Group, which is the currency of the primary economic environment in which the entity operates. The functional currency is Argentine peso, which is the Group’s presentation currency.

4.9.2 Transaction and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gain and loss resulting from the settlement of any transaction and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, unless they have been capitalized.

The exchange rates used are as follows: buying rate for monetary assets, selling rate for monetary liabilities, average rate at the end of the year for balances with related parties, and date-specific exchange rate for foreign currency transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.10 Financial assets

4.10.1 Classification

The Company classifies its financial assets under the following categories: those to be measured subsequently at fair value and those to be measured at amortized cost. This classification depends on whether the financial asset is a debt instrument or an equity investment. For the asset to be measured at amortized cost, two conditions described below must be verified. The remaining financial assets are measured at fair value. IFRS 9 “Financial Instruments” requires that all the investments in equity instruments are measured at fair value.

a.     Financial assets at amortized cost

Financial assets are measured at amortized cost only if the following criteria have been met:

 i.           the objective of the Group’s business model is to hold the asset to collect the contractual cash flows;

ii.          the contractual terms on specified dates have cash flows that are solely payments of principal and interest on the outstanding principal.

b.     Financial assets at fair value

If any of the above mentioned criteria has not been met, the financial asset is measured at fair value through profit or loss.

All equity investments are measured at fair value. For equity investments that are not held for trading, the Group can irrevocably choose at the moment of the initial recognition to present changes in fair value through other comprehensive income. The decision of the Group was recongnizing changes in fair value through profit or loss.

4.10.2 Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date, which is the date on which the Group commits to the purchase or sale of the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

A gain or loss on a debt investment that is subsequently measured at fair value and is not part of a hedging relationship is recognized in profit or loss. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the financial asset is derecognized or impaired and through the amortization process using the effective interest rate method.

The Group subsequently measures all equity investments at fair value. When the Group elects to present the changes in fair value in other comprehensive income, such changes cannot be reclassified to profit or loss. Dividends from such investments continue to be recognized in profit or loss as long as they represent a return on investment.

The Company reclassifies financial assets if and only if its business model to manage financial assets is changed.

4.10.3 Impairment of financial assets

Assets carried at amortized cost

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost are impaired. A financial asset or a group of financial assets are impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors are experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization.

The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the income statement. If the financial asset has a variable interest rate, the discount rate for the calculation of the impairment loss is the currently effective interest rate under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.10.4 Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the consolidated statements of financial position, when there  is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

4.11 Trade and other receivables

4.11.1 Trade receivables

Trade receivables are amounts owed by customers for the sale of generated and distributed power, the sale of gas and liquid fuels and the provision of counseling services in the ordinary course of business.

Generation and Holding

Trade receivables and other receivables are recognized at fair value and subsequently measured at amortized cost, using the effective interest method.

Receivables from CAMMESA allocated to FONINVEMEM, MEM Supply Commitment Agreements and Agreement 2008-2011, documented as LVFVDs, have been valued at their amortized cost, the maximum value of which is their recoverable value as at the period’s closing date. The amortized cost has been determined based on the estimates of cash flow receivables dates and has been discounted based on a rate reflecting the time value of money and the risks inherent in the transaction.

Receivables from CAMMESA documented as LVFVDs accrued during fiscal year 2012 and not comprised within general and/or specific agreements have been totally impaired and disclosed as an expense during this fiscal year in view of the uncertainty of their collection until the provisions of Resolution No. 95/2013 are implemented and their recoverable value may be assessed.

The Company accounts a provision for doubtful accounts when there is objective evidence that the Company will not be able to collect all the amounts that are owed to it according to the original terms of those receivables, based on an individual analysis of the recoverability of loan portfolio.

Distribution

Receivables arising from services billed to but not collected from customers, and those accrued and unbilled as of the closing of each fiscal year are recognized at their fair value and later measured at their amortized value using the effective interest method.

The amounts so determined are :  a) net of an allowance for doubtful accounts; b) considering the effects of that which is described in Note 2 (Master Agreement Section).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

MMC receivables are recognized, as the related revenue, to the extent that they have been approved by the ENRE; receivables from electricity supplied to low-income areas and shantytowns are recognized, also in line with revenue, when the Framework Agreement has been renewed for the period in which the service was provided. Balances for the MMC correspond to the best currently available estimate of the amounts receivable.

The Company has recorded an allowance for doubtful accounts to adjust the valuation of trade receivables up to their estimated recoverable value. Depending on the receivables portfolio, the allowance is recorded based on an individual recoverability analysis (accounts receivable in litigation) or on the historical series of collections for services billed through the end of each period and collections subsequent thereto.

4.11.2 Other receivables

Other receivables are initially recognized at fair value and subsequently measured at amortized cost, using the effective interest method, and when significant, adjusted by the time value of the currency. The Company records impairment allowances when there is objective evidence that the Company will not be able to collect all the amounts owed to it in accordance with the original terms of the receivables.

Where applicable, allowances for doubtful tax credits have been created based on estimates on their uncollectibility within their statutory limitation period, taking into consideration the Company’s current business plans.

4.12 Inventories

Inventories are measured at the lower of cost and net realizable value.

Given that the Company's inventories are not goods held for sale, their valuation is considered as based on the purchase price, import duties (if applicable) and other taxes (not subsequently recoverable by tax authorities), transportation, storage and other costs directly attributable to the acquisition of those assets.

Cost is determined using the weighted average cost method.

The Company has classified materials and spare parts into current and non-current, depending on their ultimate purpose, the latter being those that can be used for maintenance or improvement on existing assets. The non-current part of materials and spare parts is shown under the heading “Property, plant and equipment”.

The carrying value of inventories, taken as a whole, does not exceed the recoverable amount at the end of each year.

4.13 Assets under construction

Assets under construction refers to the works carried out by EDEN and that have not been finished at December 2012 or  did not comply with IFRS requirements to be derecognized from assets and recognized as revenue.

Assets under construction include design, supply, direct labor and other indirectly-related construction costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.14 Cash and cash equivalents

Cash and cash equivalents includes cash in hand, demand deposits with banking institutions and other short-term, highly liquid investments with original maturities not exceeding three months and subject to an insignificant risk of changes in value. If any, current account overdrafts are not disclosed under Cash and cash equivalents in the statement of cash flows since they are not part of the Company’s cash management.

4.15 Assets classified as held for sale and associated liabilities

The subsidiaries’ assets and liabilities that have been made available for sale are classified as Assets available for sale and associated liabilities when the carrying amount will be mainly recovered through a sale transaction, and this transaction is regarded as highly probable. These assets are valued at the lower of the carrying amount and fair value less costs of disposal. The amounts recognized in profit or loss corresponding to discontinued operations have been included in a single line item of the Company’s consolidated statement of comprehensive income (loss) called "Discontinued operations".

4.16 Shareholder´s equity

Equity’s movements have been accounted for in accordance with the pertinent decisions of shareholders' meetings and legal or regulatory standards.

a.     Share capital

Share capital represents the capital issued, composed of the contributions that were committed and/or made by the shareholders and represented by shares that comprise outstanding shares at nominal value. Ordinary shares are classified as equity.

b.     Additional paid in capital

It includes:

(i)         The portion of the collected price exceeding the face value of the shares issued by the Company, net of absorbed accumulated losses.

(ii)       The difference between the fair value of the consideration paid/collected and the accounting value of the equity interest in the subsidiary acquired/sold which does not represent a loss of control or significant influence.

(iii)      The difference between the proportional equity value registered before the merger of subsidiary CTG with subsidiaries EGSSA and EGSSAH and the value resulting from applying to the subsidiary’s merged equity interest, the new ownership share resulting from the exchange relationship.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

c.     Legal reserve

In accordance with the Argentine Commercial Companies Law No. 19550, 5% of the profit arising from the statement of income for the year, prior years' adjustments, the amounts transferred from other comprehensive income and prior years' accumulated losses, must be appropriated to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. When for any reason, the amount of this reserve will be shorter, dividends may not be distributed, until such amount is made.

d.     Directors´option reserves

It refers to the reserve related to the share-based payments explained in 4.17.

e.     Retained earnings (Acumulated losses)

Retained earnings comprise accumulated profits or losses without a specific appropriation; positive earnings can be distributable by the decision of the Shareholders' meeting, as long as they are not subject to legal restrictions. These earnings comprise prior years' earnings that were not distributed, the amounts transferred from other comprehensive income and prior years' adjustments, according to accounting standards.

In case of existence of negative retained earnings to be absorbed at the end of the year for consideration of the Shareholders' Meeting, the following order for appropriation of balances must be followed:

i.        Reserved earnings

-   Voluntary reserve

-   Statutory reserve

-   Legal reserve

ii.        Capital contributions

iii.        Additional paid in capital

iv.        Other equity instruments (if feasible from the legal and corporate point of view)

v.        Capital adjustment

vi.        Share capital

f.      Other comprehensive income (loss)

Includes actuarial gains and losses from the calculation of liabilities for defined benefit plans and their tax effects on subsidiaries.

g.     Dividends distribution

Dividend distribution to Company shareholders is recognized as a liability in the consolidated financial statements in the year in which the dividends are approved by the Shareholders' Meeting or Board of Directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.17 Share-based payments

The Company operates a compensation plan which provides for share-based payments settled through equity instruments, whereby the Company receives the services of certain key employees (Directors with administrative duties) in consideration of the Company’s equity instruments (warrants).

Pursuant to the Opportunities Assignment Agreement entered into with the Company, the Directors undertook to offer the Company, on a priority basis, any investment opportunity above US$ 5 million they detect within the Company’s investment guidelines. In consideration of this commitment, the Company granted these executives warrants for up to 20% of the Company’s capital stock pursuant to the Warrants Issuance Agreements (as amended) that the Company entered into with each of these executives.

The fair value of the services rendered in consideration of these warrants is recorded as an expense, and has been determined using the Black-Scholes model, which takes into consideration assumptions such as annual volatility, dividend yield and a risk-free interest rate denominated in U.S. dollars. Pursuant to the conditions prevailing at the time the agreements were entered into, no value has been attributed to the stipulated contractual adjustment clauses.

The total expense amount is determined by reference to the fair value of the granted warrants, with a counterbalance in a reserve included in the Statement of Changes in Equity and accrued following the straight-line method in the term during which the Company provides this service. In view of the difficulties to determine the value attributable to the contract since there are no comparable parameters in the market (first option provided for in IFRS 2 – “Share-based payments”), the Company has valued the issued warrants to determine to compensation amount to be recorded during the life of the contract.

According to the terms agreed in the amendment to the Agreement, one-fifth of each Warrant are accrued annually as from September 28, 2010 and until September 28, 2014, and will remain in effect for fifteen years as from the date of issuance.

4.18 Trade payables and other liabilities

4.18.1 Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

4.18.2 Customer guarantees

Customer deposits are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

In accordance with the Concession Agreement, Edenor is allowed to receive customer guarantees in the following cases:

i.       When the power supply is requested and the user is unable to provide evidence of his legal ownership of the premises;

ii.     When service has been suspended more than once in one-year period;

iii.    When the power supply is reconnected and the Company is able to verify the illegal use of the service (fraud).

iv.   When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

Edenor has decided not to request customer guarantees from residential tariff customers.

Customer deposits may be either paid in cash or through the customer’s bill and accrue monthly interest at a specific rate of Banco de la Nación Argentina called “reference” rate.

When the conditions for which the Company is allowed to receive customer deposits no longer exist, the principal amount plus any interest accrued thereon are credited to the customer’s account after deducting, if appropriate, any amounts receivable which Edenor may have with the customer.

4.18.3 Customer refundable contributions

Edenor receives assets or facilities (or the cash necessary to acquire or built them) from certain customers for services to be provided, based on individual agreements and the provisions of ENRE Resolution No. 215/12. These contributions are initially recognized as trade payables at fair value with a contra-account in Property, plant and equipment, and subsequently measured at amortized cost using the effective interest rate method.

4.18.4 Other payables

Other payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

The recorded liabilities represent, mainly, PUREE obligations and penalties issued by the ENRE, which Edenor’s Management estimates will be paid in the future and correspond to the best currently available estimate of the cancellation value of the liability.

The balances of ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto.

4.19 Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized as finance cost over the period of the borrowings, using the effective interest method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.20 Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until the time the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognized in profit and loss in the period in which they have been incurred.

4.21 Deferred revenues

4.21.1 Edenor – Contributions not subject to repayment:

The Company receives goods or facilities (or the cash necessary to acquire or construct them) from certain customers for services to be rendered based on individual agreements. The Company recognizes assets received as Property, plant and equipment with a counterbalance in deferred income, which are accrued based on the nature of the identifiable services according to the following scheme:

-          client’s connection to the network: they are accrued until the termination of that connection;

-          provision of a continuous electric power service: throughout the specific good’s useful life or the term corresponding to the delivery of the services, whichever is shorter;

EDEN

Upon completion, the construction works carried out by EDEN within the framework of IFRIC 12, that are financed with customer funds and/or an amount added to the electricity rate and/or PUREE, are recognized as intangible assets and amortized over the useful life of each of them. The reward for having received a construction work to be operated is recognized within the Deferred revenue account. This deferred revenue is accrued in the same manner as the intangible asset is amortized.

4.22 Employee benefits

4.22.1 Defined benefit plans

The Company operate various defined benefit plans. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors, such as age, years of service and compensation.

The liability recognized in the balance sheet in respect to defined benefit plans is the present value of the defined benefit obligation at the end of the reporting period. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using future actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

The Group's accounting policy for benefit plans is recognizing actuarial gains and losses from experience adjustments and changes in actuarial assumptions, in Other comprehensive income (loss) in the period in which they arise.

4.23 Provisions and contingencies

Provisions were recognized in the cases in which, considering a present obligation in charge of the group, legal or constructive, arising from a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate could be made of its amount.

The amount recorded as provisions is the best estimate of the resource outflow necessary to settle the present obligation, at the end of the reporting year, considering the pertinent risks and uncertainties. When a provision is measured using the estimated cash outflow for settling the present obligation, the amount recorded represents the present value of that cash flow. This present value is obtained applying a discount rate before taxes to reflect the market conditions, the time value of money and the risks specific to the obligation.

These allowances have been set up to cover potential contingent situations that could give rise to future obligations of payment. In estimating the amounts and probability of occurrence, the opinion of each Company’s legal advisors has been taken into account.

4.24 Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, taking into account the estimate amount of any discount, thus determining the net amounts.

Ordinary revenue has been recognized when each and every condition has been met:

i.   the entity transferred to buyer significant risks and rewards;

ii.  the amount of revenue was reliably measured;

iii.  it is probable that the entity receives the economic benefits associated with the transaction;

iv. costs incurred or to be incurred in relation to the transaction have been reliably measured.

4.24.1 Revenue from the electricity market

The revenue recognition criteria of the main activities of the Company include:

i.        From the power generation activity: they are recognized from the energy and power effectively consumed by customers or delivered to spot market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

As condition (iii) mentioned above has not been met, the Company has not recognized as income the remuneration corresponding to the portion of the Additional Remuneration which, pursuant to ES Resolution No. 95/13, would be destined to the integration of the trust for new infrastructural projects in the electricity sector to be defined by the ES. This is so because the ES has not yet implemented this trust since the issurance of ES Resolution No. 95/13 and, therefore, there is no reasonable certainty that the Company will recover this receivable.

   ii.   From the electricity distribution activity: includes electricity supplied, whether billed or unbilled, at the end of each year and has been valued on the basis of applicable tariffs and charges of Resoluction No. 347/12. The Company also recognizes revenue from other concepts included in distribution services, such as new connections, rights of use on poles, transportation of electricity to other distribution companies, etc.

Revenue from the electricity provided by the Company to low-income areas and shantytowns is recognized to the extent that the Framework Agreement has been renewed for the period in which the service was rendered.

Revenue from MMC amounts are recognized in the accounting to the extent that they have been approved by the ENRE.

Revenue from the provision of electricity to poor and precarious neighborhoods is recognized as long as a renewal of the Master Agreement for the period in which the service was rendered has been signed.

The construction of the necessary infrastructure for electricity distribution subsidiary EDEN S.A. is considered a service to the granting authority and revenue are recognized at their cost within the category sales service.

Different asset construction agreements have been instrumented where the buyer only has limited influence in the design of the construction. In IFRIC 12 application framework, IAS 18 is applied to recognize revenue from such construction agreements. In accordance with this standard, revenue from the transfer of infrastructure must be recognized at the time of the exchange of the assets, in which the risks and rewards are transferred to the buyer. Therefore, unfinished works are included within the Assets under Construction account. EDEN does not recognize a margin for this type of constructions, except in the case of construction works with customer contributions.

iii.       Revenues from the sale of crude oil, natural gas and liquefied petroleum gas are recognized with the transfer of ownership in accordance with the terms of the related contracts, which occurs when the customer receives the ownership of the product and assumes its risks and rewards, prices have been ascertained and collectability has been reasonably assured.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

iv.      Revenues from services include professional counseling fees, which are recognized when accrued. These revenues are calculated at their collected or collectable consideration’s fair value, taking into consideration the estimated amount of any applicable discount, thus determining net amounts.

Higher costs recognition – ES Resolution No. 250/13 and ES Note No. 6852/13

The recognition of higher costs not transferred to the tariff authorized by ES Resolution No. 250/13 and ES Note No. 6852/13 falls within the scope of IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance” inasmuch as it implies a compensation for the expenses incurred by Edenor in the past.

Its recognition is made at fair value when there is reasonable assurance that it will be collected and the conditions required have been complied.

This concept has been disclosed in the Higher Costs Recognition – ES Resolution No. 250/13 and ES Note No. 6852/13 line item of the statement of comprehensive income (loss) at December 31, 2013, recognizing the related tax effects.

Recognition of compensation for injection of surplus gas – Resolution No. 1/13 of the Hydrocarbon Investment Plan’s Strategic Planning and Coordination Committee

The recognition of income for the injection of surplus gas is covered by IAS 20 since it involves a compensation as a result of the production increase committed by PEPASA.

Its recognition is made at its fair value when there is reasonable assurance that it will be collected and that the conditions required have been complied.

This item has been disclosed under Compensation for Surplus Gas Injection - Resolution No. 1/13, under Operating Income, in the Comprehensive Income (loss) Statement as of December 31, 2013.

4.24.2 Interest and dividend income

Dividend income is recognized when the right to receive payment has been established. Interest income is recognized using the effective interest method. They are recorded on a temporary basis, with reference to the outstanding principal and the applicable effective rate.

This income is recognized as long as it is probable that the entity receives the economic benefits associated with the transaction and the amount of the transaction has been reliably measured.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

4.25 Income tax and tax on asset

4.25.1 Current and deferred income tax

The tax expenses for the period include current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they come from the initial recognition of goodwill; or if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available and can be used against temporary differences.

Deferred income tax is provided on temporary differences from investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Current and deferred tax assets and liabilities have not been discounted.

4.25.2 Minimum notional income tax

The Company calculates the minimum notional income tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation for each year will be the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a payment in advance of income tax through the next ten years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 4: (Continuation)

As of the closing date hereof, the Company’s Management analyzed this receivable’s recoverability, and allowances are created in as long as it is estimated that the amounts paid for this tax will not be recoverable within the statutory limitation period taking into consideration the Company’s current business plans. The Company’s Management will evaluate the evolution of this recoverability in future fiscal years.

4.26 Balances with related parties

Receivables and liabilities with related parties are initially recognized at fair value and subsequently measured at amortized cost.

4.27 Leases

Those leases in which a significant portion of the risks and rewards deriving from ownership are kept by the lessor are classified as operating leases. At present, the Company only has lease agreements that are classified as operating leases.

4.27.1 As lessee

Operating lease payments are recognized as operating expenses in the Statement of Income on a straight-line basis throughout the term of the lease.

4.27.2 As lessor

Those leases in which the Company does not transfer substantially all the risks and rewards inherent to the ownership of the asset are classified as operating leases.

Operating lease collections are recognized as income in the consolidated statement of comprehensive income (loss) on a straight-line basis throughout the term of the lease.

NOTE 5: CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

The applied estimates and accounting judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these consolidated financial statements. The estimates which have a significant risk of producing adjustments on the amounts of the assets and liabilities during the following year are detailed below:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

5.1 Impairment of long-lived assets

Long-lived assets, including identifiable intangible assets, are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (CGU).

Most of the main subsidiaries or joint ventures of the Company are a CGU, as they have only one power generation plant (generation segment), a power transmission network (transmission segment) or one concession area for the distribution of electricity (distribution segment). Consequently, each subsidiary and joint venture in these segments represents the lowest level of composition of assets generating independent cash flows.

i)      Assets subject to depreciation / amortization are reviewed for impairment when facts or circumstances show that the carrying amount may not be recoverable.

ii)     Goodwill: In accordance with the applicable accounting policies, goodwill is tested for impairment annually. The amounts recoverable from cash generating units (CGUs) are determined based on the calculations of its value in use.

iii)   Intangible assets: Intangible assets having an indefinite useful life are not amortized. Intangible assets having an indefinite useful life are tested for impairment by comparing their recoverable amount with their book value: (i) annually; and (ii) at any time, if there is any indication  that they may have been impaired.

In order to evaluate if there is evidence that a CGU could be affected, both external and internal sources of information are analyzed.  Specific facts and circumstances are considered, which generally include the discount rate used in the estimates of the future cash flows of each CGU and the business condition as regards economic and market factors, such as the cost of raw materials, oil and gas, the regulatory framework for the energy industry (mainly the RTI / MMC and recognition of expected prices), the projected capital investments and the evolution of the energy demand.

An impairment loss is recognized when the book value of the asset exceeds its recoverable value.  The recoverable amount is the higher of the value in use and the fair value less costs of disposal. Any impairment loss will be distributed (to reduce the book value of the CGU's assets) in the following order:

(a) first, to reduce the book value of goodwill assigned to the CGU, and

(b) then, to the other assets in the cash generating unit (or group of units), prorated for the carrying amount of each asset in the unit (or group of units), taking into account not to reduce the carrying amount of the asset below the higher of its fair value less costs of disposal, its value in use or zero value.

(c) any impairment loss which may not be allocated to the specific asset will be proportionately distributed among the remaining assets making up the CGU.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

The value in use of each CGU is estimated on the basis of the current value of the future net cash flows that these units will generate. The Company Management uses approved budgets up to five-year for its cash flow projections extrapolated into a term consistent with the assets’ remaining useful life, taking into consideration a scrap value and the appropriate discount rates. In order to calculate the fair value less the costs to sale, the Company Management uses the estimated value of the future cash flows that a market participant could generate from the appropriate CGU, and deducts the necessary costs to carry out the sale of the corresponding CGU.

The Company Management is required to make judgments at the moment of the future cash flow estimation. The actual cash flows and the values may differ significantly from the expected future cash flows and the related values obtained through discount techniques.

Non-financial assets other than goodwill which have suffered impairment in the past are reviewed for a possible reversal of the impairment as at the closing date of the fiscal year.

Impairment of long lived assets of CPB subsidiary

As at September 30, 2012, CPB recorded impairment losses amounting to Ps 108.3 million for its property, plant and equipment; which net of the effect of the income tax, amounted to Ps. 70.4 million; as a result of the evaluation of their recoverable value.

Impairment loss charges have been distributed on a pro rata basis in order to reduce the book value of the assets making up the cash generating unit taking into consideration the book value of each of the assets of the unit. After recognizing the impairment loss, the asset’s depreciation charges have been adjusted during this fiscal year to systematically distribute its reviewed book value less any possible remaining value through its remaining useful life.

Previously impaired non-financial assets are reviewed for a possible reversal of the impairment as of the fiscal year’s closing date.

In order to contemplate the estimation risk contained in the projection of the variables used, CPB’s Management has prepared three different probability-weighted scenarios. Although all of them assume an acceptable gradual tariff increase, CPB’s Management has considered different magnitudes for the expected increases in the remuneration for provided and generated power based on the experience gathered from the implementation of the 2010 Generators Agreement.

CPB’s Management has assigned the following occurrence probability percentages to each scenario:

-          Pessimistic scenario: 5%

-          Base scenario: 55%

-          Optimistic scenario: 40%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

The pessimistic scenario contemplated increases in the remuneration for power and operation and maintenance according to the values established for the above-mentioned generators’ agreement for the year 2011. In contrast, the other two scenarios assumed a higher increase in the remuneration for power which, as distinguished from the first scenario, would allow for meeting increasing fixed costs.

Taking into consideration the implementation of ES Resolution No. 95/13, which is applied to CPB since February 2013, the industry’s new remuneration scheme has modified the projections made by CPB regarding the recoverability of its property, plant and equipment and deferred tax assets. CPB has revalued its discounted cash flows.

To such effect, CPB’s Management has prepared three different probability-weighted scenarios. Even though all of them assume a tariff increase, CPB’s Management has considered different terms and magnitudes for the increase.

CPB’s Management has assigned the following occurrence probability percentages to each scenario:

-          Pessimistic scenario: 10%

-          Base scenario: 35%

-          Optimistic scenario: 55%

The pessimistic scenario assumes a considerable increase in the remuneration payable under Resolution No. 95/2013 as from 2016. On the other hand, the other two scenarios assume the same increase, but as from 2014. In turn, the most optimistic scenario contemplates the partial collection of the Additional Remuneration set by No. 95/2013.

The remaining premises are detailed below:

i.       Real discount rate: 9.6%

ii.     Growth rate: 0%.

iii.    Plant’s availability factor: 70% on average.

iv.   The collection of the maximum remuneration provided for fixed costs through the new scheme based on the provisions of item iii.

v.     The capital investments necessary to keep the plant’s operating capacity under normal availability conditions would be afforded by CAMMESA through a financing scheme similar to that provided for by ES Notes No. 6157/10 and 7375/10, such as that granted to the Company through the loan agreement executed with CAMMESA on March 21, 2011.

In the light of the above conclusions, the CGU’s value in use determined based on the current value of future net cash flows does not significantly differ from its accounting value.

An increase of about the 1% in the weighting of the probability of occurrence in the pessimist scenario and a 1% decrease in the weighting of the probability of occurrence in the optimist scenario, would not generate an additional impairment charge.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

Impairment of long lived assets of Edenor subsidiary

As at December 31, 2011, the Company has recorded impairment losses associated with Edenor’s consolidated assets resulting from the assessment of their recoverable value. Depreciation losses totaled up Ps. 647.7 million which, net of the effect of the income tax, amounted to Ps. 421 million.

 The future increase in electricity rates used by Edenor to assess the recoverability of its long-lived assets at December 31, 2013 is based on the rights to which Edenor is entitled, as stipulated in the concession agreement and the agreements described in Note 2 to these financial statements. Furthermore, the actions taken to maintain and guarantee the provision of the public service, the presentations made before regulatory authorities, the status quo of the discussions that are being held with government representatives, the announcements made by government officials concerning possible changes in the sector’s revenues to restore the economic and financial equation, and certain measures recently adopted, have also been considered. Edenor’s Management estimates that it is reasonable to expect that new increases in revenues will be obtained as from 2014.

In spite of the current economic and financial situation described in Note 43 to these consolidated financial statements, Edenor has made its projections under the assumption that the electricity rates will be improved according to the circumstances. However, Edenor may not ensure that the future performance of the variables used to make its projections will be in line with what it has estimated. Therefore, significant differences may arise in relation to the estimates used and assessments made at the date of preparation of these financial statements.

In order to contemplate the estimation risk contained in the projections of the aforementioned variables, Edenor has considered three different probability-weighted scenarios. Although in all of them an acceptable agreement with the Government resulting in gradual tariff increases is assumed, Edenor has considered different timing and magnitude of an increase in the VAD. The three scenarios can be classified into pessimistic, optimistic and intermediate depending on the opportunity of the application and magnitude of the expected MMC adjustment or revenue increase by another mechanism. Edenor has assigned for these three scenarios the following percentages of probability of occurrence based mainly on the experience with past delays in the tariff renegotiation process, the current economic and financial situation and the need to maintain the public service in operation: pessimistic scenario: 20%, optimistic scenario: 15%, and intermediate scenario: 65%.

Based on the conclusions previously mentioned, the valuation of Edenor’s property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the value in use at December 31, 2013.

At December 31, 2013, the main assumptions and variables used by Edenor’s Management to make the projections in order to assess the recoverability of fixed assets at December 31, 2012 remain unchanged. In the opinion Edenor’s Management, a reasonable change in the main assumptions would not give rise to an impairment loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

5.2 Current and deferred Income tax / Minimum notional income tax

A great level of judgment is required to determine the income tax provision since the Company Management has to regularly assess the positions stated in the tax returns as regards those situations where the applicable tax regulations are subject to interpretation and, if necessary, establish provisions according to the estimated amount that the Company will have to pay to the tax authorities. When the final tax result of these items differs from the amounts initially acknowledged, those differences will have an effect on the income tax and on the deferred tax provisions in the fiscal year when such determination is made.

A significant degree of judgment is required to determine the income tax provision. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for eventual tax claims based on estimates of whether additional taxes will be due in the future.

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the probability that the sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. In assessing the realization of deferred tax assets, Management considers that it is likely that a portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, Management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable income and tax planning strategies.

5.3 Allowance for legal actions (Provisions)

The Company is subject to several lawsuits, complaints and other legal proceedings, including customers’ claims, where a third party seeks the payment of damages, reimbursement for losses or compensation. The Company’s potential liability as regards these claims, lawsuits and other legal proceedings cannot be estimated for sure. The Company Management, with the assistance of its legal counselors (lawyers) regularly reviews the status of each important proceeding and assesses its potential financial exposure.

If the loss derived from a lawsuit or legal proceeding is deemed probable and the amount can be reasonably estimated, the Company establishes allowance provision.

The provision for contingent losses reflect a reasonable estimation that losses will be incurred, based on information available to the Management at the consolidated financial statements date, and taking into account our litigation and resolution/settlement strategies. These estimates are prepared mainly with the help of legal counsel. However, if the Company Management estimates are incorrect, current provisions might be inadequate and derive in a charge to profits that could have an adverse effect on the balance sheet, comprehensive income (loss) statement, statements of changes in equity and cash flows.

5.4 Allowance for doubtful accounts

The Group is exposed to losses for uncollectible receivables. The Company Management estimates the final collectability of the accounts receivable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

The allowance for doubtful accounts corresponding to the accounts receivable of the energy distribution segment is evaluated based on the basis of the historical series of collections for services billed through the end of each year and collections subsequent thereto. Additionally, Management records an allowance based on an individual analysis of the recoverability of receivable accounts T2 and T3, in litigation and of those customers in the distribution segment included in the Framework Agreement.

In order to estimate collections related to the energy generation segment we mainly consider the ability of CAMMESA to meet its payment obligations to generators, and the resolutions issued by ES, which allow the Company to collect its credits with CAMMESA through different mechanisms. Additionally, Management analyzes the allowance for uncollectible receivables of the remaining accounts receivables of the segment based on an individual analysis of recoverability of receivables of the WEM debtors.

Future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in the assessment for each year.

5.5 Defined benefit plans

The liability recognized by the Company is the best estimate of the present value of the cash flows representing the benefit plan obligation at the closing date of the year. Cash flows are discounted using actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits. Such estimate is based on actuarial calculations made by independent professionals in accordance with the projected unit credit method.

5.6 Penalties and Discounts ENRE- PUREE

Edenor consider its accounting policy for the recognition of ENRE Penalties and Discounts critical because it depends on the penalizables events which are valued on the basis of Management best estimate, at the date of these financial statements, of the expenditure required to settle the present obligation. The balances corresponding to ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto.

5.7 Allocation of the purchase price in business combinations

To record business combinations, the Company uses the purchase method, which requires the registration of the identifiable acquired assets and assumed liabilities at their respective fair value at the acquisition date. The determination of fair value of identifiable acquired assets and assumed liabilities means that Management has to make estimates and use valuation techniques, including independent appraisers, when the market price is not readily available. The excess of acquisition cost over fair value of identifiable net assets acquired is recognized as to goodwill.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

The valuation assumptions underlying each of these valuation methods are based on available updated information, including discount rates, estimated cash flows, market risk rates and other data.

If the fair value of identifiable net assets acquired is higher than their acquisition cost, the Company’s management must reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed before recognizing a gain on a bargain purchase to ensure that the measurements appropriately reflect all available information as of the acquisition date.

Once the Company ensures that the measurements are correct, it shall recognize the resulting gain in earnings on the acquisition date. The gain shall be attributed to the acquirer.

The purchase price allocation is subject to change during the twelve-month period subsequent to the acquisition date, with the adjustments reflected retrospectively. There are currently no balances related to the recording of the purchase which are subject to change.

We consider that our accounting policies for the valuation of acquisitions is critical since judgments made to determine the estimated fair value and the expected useful lives assigned to each type of assets and liabilities acquired may have an impact on the value of the asset or liability, including the impact of deferred taxes, the applicable amortization periods and, finally, the net income (loss). Therefore, the use of other valuation methods, as well as other underlying assumptions, may have an impact on the assessment of our financial situation and operating results.

5.8 Going concern status

The subsidiary Edenor, CPB, and the co-controlled company Citelec have prepared their consolidated financial statements in accordance with the accounting principles applicable to a going concern, assuming that the companies will continue to operate normally. Therefore, they do not include the effects of the adjustments or reclassifications, if any, that might be necessary to makeas a consequence of the situation described in Note 43, as well as its impact on the financial statements of the Group.

5.9 Assets available for sale and associated liabilities

When the Company is committed to a sales plan which implies the loss of control over a subsidiary, it will classify all the assets and liabilities of that subsidiary as held for sale, when the following criteria are fulfilled (irrespective of the fact that the entity retains after the sale a non-controlling interest in its former subsidiary):

-          Its book value will be recovered mainly through a sales transaction, instead of through its continued use;

-          It should be available, in its present conditions, for its immediate sale, subject exclusively to the ordinary terms and conditions for the sale of that subsidiary;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

-          Its sale should be highly probable, so the Company Management should have a sales plan and should have initiated a program to find a buyer and complete such plan. Besides, the sale of the subsidiary should be actively negotiated at a reasonable price, in terms of its current reasonable value. Likewise, the sale must comply with all the conditions to be recognized as a sale completed within the following year after the classification date (except that the delay is caused by circumstances or events beyond the control of the entity, and there is enough evidence to believe that the entity remains committed to sell the subsidiary) and the activities necessary to complete the plan must indicate that the plan is unlikely to suffer significant changes or be canceled.

The assets and liabilities related to the subsidiaries that are intended to be disposed of by sale by the Company and which comply with all the conditions precedent have been reclassified into a single line item within current assets and current liabilities, respectively. Moreover, these assets and liabilities have been valued at the lower of their book value or their fair value less cost of disposal, and a loss should be recognized in case the former value is higher than the latter.

The valuation at fair value less cost to sale implies assumptions that are basically based on current available information (such as certain offers received and market conditions).

As of December 31, 2013, the Group had sold all its subsidiaries held for sale.

5.10 Revenue recognition

Revenue is recognized on an accrual basis upon delivery to customers, which includes the estimated amount of unbilled distribution of electricity at the end of each year. We consider our accounting policy for the recognition of estimated revenue critical because it depends on the amount of electricity effectively delivered to customers which is valued on the basis of applicable tariffs. Unbilled revenue is classified as current trade receivables.

5.11 Oil and Gas Reserves

Reserves are oil and gas volumes (expressed in oil-equivalent m3) originated from or associated with any economic income in the areas where the Company operates and over which it holds exploration and exploitation rights.

Crude oil and gas reserves estimates are an essential part of the Company’s decision-making process. Crude oil and gas reserves volumes are taken into consideration in the calculation of depreciation -by using the production unit ratio- and to evaluate exploration and exploitation asset investments’ recoverable amounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 5: (Continuation)

Reserves estimates have been prepared by the Company’s technical staff, and are based on the technological and economic conditions prevailing as of December 31, taking into consideration their economic evaluation and the expiration of the concession to determine their recoverability period.

These estimates are adjusted every time changes in the evaluated aspects so justify, or at least once a year. These reserves estimates have been certified by independent hydrocarbon counseling firms as of September 30, 2013 and June 30, 2012 respectively.

There are numerous factors giving rise to uncertainty regarding the estimate of proven reserves and of future production profiles, prices and development costs, several of which are beyond the producer’s control. The reserves calculation procedure is a subjective process for estimating the crude oil and natural gas recoverable from the subsoil which involves a high degree of uncertainty. This reserves estimate is prepared based on the quality of the geological and engineering information available as at that date, as well as its interpretation.

NOTE 6: FINANCIAL RISK MANAGEMENT

6.1 Financial risk factors

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

Financial risk management is encompassed within the Company’s global policies focused on the uncertainty of certain financial markets, and aims to minimize potential adverse effects on its financial return. Financial risks are those derived from financial instruments the Company is exposed to during or at the closing of each fiscal year. The Company uses derivative instruments to hedge certain risks when it deems it necessary according to its risk management internal policies.

Financial risk Management is controlled by the Financial Department, which identifies, evaluates and covers financial risks. Risk Management systems and policies are reviewed on a regular basis to reflect changes in market conditions and the Company activities.

This section includes a description of the main risks and uncertainties which may adversely affect the Company’s strategy, performance, operational results and financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

6.1.1 Market risks

Exchange rate risk

The Company, through its subsidiaries in the Generation segment, collects a meaningful part of its income in Argentine pesos pursuant to tariffs which are indexed to U.S. dollars, as is the case of income resulting from the Supply Agreement entered into between CTLL and the ES or EGSSA and the ES, and CTG’s Energy Plus agreements. The other part of its operating flows expressed in Argentine pesos are not indexed to the U.S. dollar, and comprise income from hydroelectric and thermal generators that do not have Energy Plus or Supply Agreements with the ES pursuant to Resolution No.  220/07. Most operating costs are expressed in Argentine pesos and are higher than peso-denominated income, thus absorbing an important portion of the operating net flow denominated in U.S. dollars A significant portion of the existing foreign-currency net financial debt stock is payable in pesos indexed to U.S. dollars; therefore, in terms of indexed pesos flows, operating income is higher than debt service expenses.

Although the Company seeks to partially hedge this risk by converting a portion of its surplus cash into Argentine pesos indexed to the U.S. dollar exchange rate and, should it deem it necessary, by entering into foreign-currency hedge agreements, it may still be exposed to the Argentine peso fluctuations against the U.S. dollar. Additionally, the Company collects its income from CAMMESA, which during the past year has incurred significant delays in its payment terms. Even though a significant part of the Company’s transactions are denominated in U.S. dollars, they are billed in Argentine pesos and converted at the exchange rate effective during the month in which they are perfected. This amount in pesos is collected from CAMMESA, on average, 90 days afterwards. In case there is a strong devaluation between the billing and the collection date (as was the case during the first weeks of January), the U.S. dollars collectable by the Company may be severely reduced, thus limiting the effectiveness of its exchange rate hedge.

In the Distribution segment, the Company collects revenues in pesos pursuant to regulated tariffs which are not indexed to the U.S. dollar, whereas a significant portion of its existing financial debt is denominated in U.S. dollars, which exposes the Company to a risk of loss resulting from a devaluation of the Argentine peso. Although the Company currently seeks to partially hedge this risk by entering into foreign currency forward contracts, it continues facing a substantial exposure to the U.S. dollar. The Company holds derivative financial instruments with the purpose of cover the exchange rate of cash flows it will have to pay in the following interest maturity dates for its corporate bonds.

If the Company fails to effectively hedge a meaningful part of its exposure to the foreign exchange risk in its Generation segment or if it remains unable to effectively hedge the whole or a meaningful part of its foreign exchange risk in its Distribution segment, devaluation of the Argentine peso may significantly increase its debt service burden which, in turn, may have a material adverse effect in its cash position and financial condition (including its capacity to cancel payments under the different corporate bonds issued) and the results of its operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

However, in terms of stocks, the Company is exposed to a risk of loss resulting from a devaluation of the Argentine peso. After the closing of the fiscal year, the Argentine peso has depreciated against the U.S. dollar by about 20% year to date as compared to its official quotation as of December 31, 2013.

The following table shows the Company’s exposure to the exchange rate risk for financial assets and liabilities denominated in a currency different from the Company’s functional currency.

	Type	Amount of foreign currency	Exchange rate (1)	Total 12.31.2013	Total 12.31.2012

ASSETS

NON CURRENT ASSETS

Other receivables
Third parties	U$S	411,437	6.481	2,666,524	2,260,212
Related parties	U$S	-	-	-	6,671,076
Total non current assets				2,666,524	8,931,288

CURRENT ASSETS

Financial assets at fair value through profit and loss	U$S	48,145,607	6.481	312,031,682	112,298,758
	EUR	-	-	-	3,004,454
Trade and other receivables				-	-
Third parties	U$S	4,665,503	6.481	30,237,124	55,716,851
	EUR	51,639	8.940	461,648	1,514,102
	U$	2,830	0.303	856	-
Cash and cash equivalents	U$S	17,927,298	6.481	116,186,826	41,807,231
	EUR	19,155	8.940	171,244	288,693
	U$	328,861	0.303	99,484	45,959
Total current assets				459,188,864	214,676,048
Total assets				461,855,388	223,607,336

LIABILITIES

NON CURRENT LIABILITIES

Trade and other payables
Third parties	U$S	(19,987,390)	6.521	(130,337,773)	(180,307,794)
Borrowings				-	-
Third parties	U$S	(366,783,647)	6.521	(2,391,796,160)	(2,155,023,429)
Related parties	U$S	(29,952,569)	6.501	(194,721,659)	-
Total non current liabilities				(2,716,855,592)	(2,335,331,223)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

	Type	Amount of foreign currency	Exchange rate (1)	Total 12.31.2013	Total 12.31.2012

CURRENT LIABILITIES

Trade and other payables
Third parties	U$S	-28,977,309	6.521	-188,961,031	-112,889,752
	EUR	-392,944	9.011	-3,540,978	-2,706,448
		£-81,016	10.761	-871,851	-171,967
	CHF	-30,321	7.348	-223,076	-1,163,343
	NOK	-68,200	1.079	-73,588	-
	U$	-63,961	0.303	-19,349	-260
Borrowings
Third parties	U$S	-56,504,527	6.521	-368,466,024	-216,808,242
Related parties	U$S	-	-	-	-138,048,025
Salaries and social security payable
Third parties	U$	-787,313	0.303	-238,171	-197,425

Total current liabilities				(562,394,068)	(471,985,462)
Total liabilities				(3,279,249,660)	(2,807,316,685)

Total liabilities and equity				(2,817,394,272)	(2,583,709,349)

(1) The exchange rates used correspond to December 31, 2013 released by the National Bank for U.S. dollars (U$S), euro (EUR), sterling pounds (£) swiss francs (CHF), norwegian kroner (NOK) and uruguayan pesos (U$). For balances with related parties, the exchange rate used is the average.

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of each foreign currency as compared to the Argentine peso would generate the following increase/(decrease) in the fiscal year’s income:

	Increase/decrease of the result for the year
Currency	12.31.2013	12.31.2012
U.S dollar	281,316,049	258,432,311
Euros	290,809	210,080
Sterling Pound	87,185	17,197
Norwegian kroner	7,359	-
Swiss francs	22,308	116,334
Uruguayan peso	15,718	15,173
Total	281,739,427	258,791,095

Price risk

The Company’s investments in quoted and unquoted equity securities are subject to the exchange rate risk in the market prices resulting from the uncertainties as to the future value of those securities.

The Company is exposed to the price risk on its stock holdings representing 3.8% of the capital stock and possible votes in TGS, as well as on the trust holding of 40% of CIESA’s shares as a result of the operation mentioned in Note 46. However, the Company considers that the price fluctuation risk in the securities market is low, since once the pending regulatory approval is obtained, the Shares held in Trust will be transferred to the Company, which will entail exercising an indirect joint control of TGS. On the other hand, the Company is not exposed to commodities price risks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

The following table shows the Company’s exposure to the price risk for the previously mentioned financial assets:

Financial assets	12.31.2013	12.31.2012
Shares	84,129,331	64,796,821
Trust	431,466,036	241,829,350
Total	515,595,367	306,626,171

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of each quotation would generate the following increase/(decrease) in the fiscal year’s income:

	Increase (decrease) of the result for the year
Financial assets	12.31.2013	12.31.2012
Shares	8,412,933	6,479,690
Trust	45,588,284	27,829,535
Variation of the result of the year	54,001,217	34,309,225

Interest rate risk

The Company’s interest rate risk arises from its medium and long term indebtedness. Borrowings at variable rates exposes the Company to the interest rate risk on its cash flows due to the possible volatility they may experience, as it has happened throughout 2013 and so far during 2014. Borrowings at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities, since they may be considerably higher than variable rates. As at December, 31, 2013, approximately 84 % of the loans were granted at a fixed interest rate. The remaining liabilities denominated in pesos (financial loans and short-term securities) were agreed at variable interest rates, based on the Badlar rates plus a spread which varies according to the contracted financial instrument. The whole debt denominated in U.S. dollars was issued at a fixed rate. It is the Company’s policy to keep a high percentage of its indebtedness in instruments with fixed interest rates.

The Company analyses its interest-rate risk exposure dynamically. The situation is analyzed taking into consideration its positions regarding refinancing, renewals of existing positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact of a defined variation in interest rates on profits or losses. In each simulation, the same defined interest-rate variation is used for all the currencies. These simulations are only made for liabilities representing the main interest-bearing positions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

During the fiscal year ended December 31, 2013, the Private Badlar rate, the reference rate used by the Company for an important part of its financial liabilities, has undergone a gradual and significant increase. For example, the Badlar rate increased from approximately 14% in early 2013 to approximately 22% in late 2013, and this trend has continued year to date. The Badlar rate fluctuation risk is partly set off by investing the funds in short-term instruments with a yield based or referenced on the Badlar rate. In case the fluctuations in variable interest rates become more significant, the Company may mitigate such risk, for example, through interest rate hedge agreements. In the case of fixed rates and in view of the market’s current conditions, the Company considers that the risk of a significant decrease in interest rates is low and, therefore, does not foresee a substantial risk in its indebtedness at fixed rates.

Any significant increase in the variable interest rates at which the Company holds a significant portion of its existing financial debt may result in a significant increase in its financial burden which, in turn, may have a material adverse effect on its operating results and assets and financial position.

The following chart shows the opening of the Company’s loans classified by interest rate and the currency in which they are denominated:

	12.31.2013	12.31.2012
Fixed interest rate:
Argentine pesos	123,647,833	224,620,786
U.S dollar	2,954,983,843	2,450,914,651
Subtotal loans granted at a fixed interest rate:	3,078,631,676	2,675,535,437
Floating interest rates:
Argentine pesos	599,470,559	274,899,515
U.S dollar	-	58,965,045
Subtotal loans granted at a floating interest rate:	599,470,559	333,864,560
Total	3,678,102,235	3,009,399,997

Based on the conducted simulations, and provided all other variables remain constant, a 10% increase/decrease  in variable interest rates would generate the following (decrease)/increase in the fiscal year's income:

	12.31.2013	12.31.2012
Floating interest rates:
Argentine pesos	12,764,404	4,232,495
U.S dollar	-	440,391
Variation of the result for the year	12,764,404	4,672,886

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

6.1.2 Credit risk

Credit risk results from cash and cash equivalents, deposits in banks and financial institutions, and derivative financial instruments, as well as the customers’ credit exposure, which includes pending balances of accounts receivable and the committed transactions. Regarding banks and financial institutions, only high credit quality institutions are accepted. If there are no independent risk ratings, the risk control area evaluates the customer’s creditworthiness, past experiences and other factors.

Individual credit limits are set according to the limits defined by the Board of Directors based on internal or external ratings.

Electric power generators collect through CAMMESA payments corresponding to the new remuneration scheme implemented through Resolution No. 95/13 at the beginning of 2013. On the other hand, there is an increasing deficit between payments collected by CAMMESA and receivables from the generating companies regarding this entity. This is due to the fact that the price collected by CAMMESA regarding the electric power marketed in the Spot Market is regulated by the National Government, and is lower than the generation marginal cost that CAMMESA has to reimburse to generators. The National Government has been filling this gap through contributions by the Treasury. As these Treasury contributions do not cover the whole amounts receivable by generators, CAMMESA’s debt with them has gradually increased. It cannot be guaranteed that CAMMESA will continue making payments to generators, both regarding the energy and the power sold.

Besides, the default in the payment of WEM’s electricity power purchases by electric power distribution service providers has considerably increased during 2013. This has increased the WEM’s deficit and affected (both regarding payment terms and payable volume) -and may possibly affect even more- CAMMESA’s payment capacity to WEM’s creditors (basically generating and transportation companies) and their income.

Furthermore, the ES has recently suspended the renewal and execution of new agreements in the WEM’s MAT, providing that the demand unmet by generators would be supplied directly by CAMMESA. Generators will provide their power and energy to the Spot Market at the prices set by the ES.

The Company’s maximum exposure to the credit risk results from the accounting value of each financial asset in the financial statements after deducting all applicable allowances and provisions.

6.1.3 Liquidity risk

Liquidity risk is the risk that the Company does not have sufficient funds to meet all its obligations, whether of an economic, industrial or commercial. The cash flow projection is made by the Financial Department.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

The Company Management supervises updated projections on liquidity requirements to guarantee there is sufficient cash to meet operating needs while keeping at all times a sufficient margin for unused credit facilities. In this way, the aim is that the Company does not breach indebtedness levels or the Covenants, if applicable, of any credit facility. Such projections take into consideration the Company’s debt financing plans, the meeting of the covenants and, if applicable, the external regulatory or legal requirements such as, for example, restrictions on the use of foreign currency.

Excess cash kept by operating entities and balances above working capital Management requirements are managed by the Company’s Treasury Department, which invests excess cash in term deposits, mutual funds and marketable securities, selecting instruments having proper currencies and maturities, and an adequate credit quality and liquidity so as to provide a sufficient margin as determined in the previously mentioned projections.

The Company keeps its sources of financing diversified between banks and the capital market, and it is exposed to the refinancing risk at maturity. In both cases, available financing terms do not exceed a term of 3 years and are always dependent on the conditions in force at the time of renewal; therefore, there is limited leeway to reduce that risk.

During 2013, the Company has managed to mitigate its liquidity risk from the Generation segment through the refinancing of its financial liabilities. Specifically, it has succeeded in considerably extending its peso-denominated debt maturities regarding both its bank and market debts, as well as its dollar-denominated debt through the capitalization of interest accrued by corporate bonds. In turn, the Company faces significant debt maturities from its Generation segment during fiscal year 2014; therefore, its Financial Department is currently analyzing different alternatives, including the refinancing of liabilities (for example, through the issuance of new Corporate bonds, the exchange of outstanding corporate bonds for new ones, the extension of current debt terms, etc.) and the cancellation of debts.

As regards the Distribution segment, if the conditions prevailing as at the issuance hereof persist, the Board of Directors considers that next year’s cash flows, operating results and financial ratios will remain negative. Furthermore, taking into consideration that the actual implementation of the measures projected to revert the negative trend evidenced in this fiscal year depends, among other factors, on the occurrence of certain events which are beyond the Company’s control, such as the requested tariff increases, the Board of Directors understands that there is a great level of uncertainty regarding the Distribution segment’s capacity to meet its obligations in the ordinary course of business, and considers it may be obliged to put off certain payment obligations.

The following table includes an analysis of the Company’s non-derivative financial liabilities and derivative financial liabilities settled for a net amount, grouped according to their maturity dates and considering the period remaining until their contractual maturity date on the date of the consolidated statements of financial position. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for the understanding of the cash flow calendar. The amounts shown in the table are the contractual undiscounted cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

As of December 31, 2013	Trade and other payables	Borrowings	Total
Less than three months	1,210,689,592	440,488,364	1,651,177,956
Three months to one year	1,868,030,043	646,266,097	2,514,296,140
One to two years	256,432,840	1,428,658,168	1,685,091,008
Two to five years	136,916,088	1,678,357,968	1,815,274,056
More than five years	3,398,475	2,343,519,132	2,346,917,607
Without established term	918,939,430	-	918,939,430
Total	4,394,406,468	6,537,289,730	10,931,696,198

As of December 31, 2012	Trade and other payables	Borrowings	Total
Less than three months	1,413,424,951	286,465,763	1,699,890,714
Three months to one year	269,280,421	596,264,899	865,545,320
One to two years	80,223,870	465,274,752	545,498,622
Two to five years	78,324,882	845,629,726	923,954,608
More than five years	2,809,111	1,848,701,000	1,851,510,111
Without established term	2,074,197,599	-	2,074,197,599
Total	3,918,260,834	4,042,336,140	7,960,596,974

6.2. Concentration risk factors

6.2.1 Related to customers

Distribution segment’s receivables derive primarily from the sale of electric power.

No single customer accounted for more than 10% of sales for the years ended December 31, 2013 and 2012. The collectability of trade receivables balances related to the Framework Agreement, which amount to $ 56.9 million and $ 25.4 million at December 31, 2013 and 2012, respectively, as disclosed in Note 2 – Framework Agreement -, is subject to compliance with the terms of such agreement.

6.2.2 Related to employees who are union members

The Bid Package sets forth the responsibilities of both SEGBA and Edenor in relation to the personnel transferred by SEGBA through Resolution No. 26/92 of the ES.  According to the Bid Package, SEGBA will be fully liable for any labor and social security obligations accrued or originated in events occurred before the take-over date, as well as for any other obligations deriving from lawsuits in process at such date.

During 2005, two new collective bargaining agreements were signed with the Sindicato de Luz y Fuerza de la Capital Federal (Electric Light and Power Labor Union of the City of Buenos Aires) and the Asociación de Personal Superior de Empresas de Energía (Association of Supervision Personnel of Energy Companies), which expired on December 31, 2007 and October 31, 2007, respectively.  These agreements were approved by the Ministry of Labor and Social Security on November 17, 2006 and October 5, 2006, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

At December 31, 2013 and 2012 approximately 80% of Edenor’s employees and the operating employees of the others contractors were union members. Although the relationship with the aforementioned unions is currently stable, the Company may not ensure that there will be no work disruptions or strikes in the future, which could have a material adverse effect on the Company’s business and revenue.

Besides, collective bargaining agreements with labor unions expired at the end of fiscal year 2007. It cannot be guaranteed that Edenor will be able to negotiate new collective bargaining agreements under the currently existing terms or that it will not be exposed to strikes or suspensions of activities during or before the negotiation process.

On February 26, 2013, Edenor, the Ministry of Labor, the Ministry of Economy’s Secretariat of Economic Policies and Development Planning, the Ministry of Planning’s Sub-secretariat of Management Coordination and Control, the Luz y Fuerza union and other companies of the electricity sector reached an eighteen-month wage agreement establishing an 18 % wage increase as from January 2013, a 5% non-cumulative increase as from June , and a 7% cumulative increase as from January 2014.

At the date of issuance of these consolidated financial statements, meetings aimed at negotiating the renewal terms of both collective bargaining agreements are being held with the above-mentioned unions.

6.3 Capital risk Management

On managing capital, the Company aims to safeguard its capacity to continue operating as an on-going business with the purpose of generating return for its shareholders and benefits to other stakeholders, and keeping an optimal capital structure to reduce the cost of capital.

To keep or adjust its capital structure, the Company may adjust the amount of the dividends paid to its shareholders, reimburse capital to its shareholders, issue new shares, conduct stock repurchase programs or sell assets to reduce its debt.

In line with industry practices, the Company monitors its capital based on the leverage ratio. This ratio is calculated by dividing the net debt by the total capital. The net debt equals the total indebtedness (including current and non-current indebtedness) less cash and cash equivalents and financial assets current at their fair value with changes through profit and loss. The total capital corresponds to the equity attributable to owners of the company as shown in the consolidated statements of financial position, plus the net debt.

Financial leverage ratios as at December 31, 2013 and 2012 were as follows:

	12.31.2013	12.31.2012
Total borrowings	3,678,102,235	3,009,399,997
Less: cash and cash equivalents, and financial assets at fair value through profit and loss	(1,185,928,233)	(393,293,461)
Net debt	2,492,174,002	2,616,106,536
Total capital attributable to owners	4,591,024,341	4,416,625,402
Leverage ratio	54.28%	59.23%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 6: (Continuation)

6.4 Fair value estimation

The Company classifies the fair value measurements of financial instruments using a fair value hierarchy, which reflects the relevance of the variables used to perform those measurements. The fair value hierarchy has the following levels:

-          Level 1: quoted prices (not adjusted) for identical assets or liabilities in active markets.

-          Level 2: data different from the quoted prices included in Level 1 observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

-          Level 3: Asset or liability data not based on information that can be observed in the market (i.e., unobservable data).

The following table shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2013 and 2012:

As of December 31, 2013	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	331,969	-	-	331,969
Government securities	167,488,795	3,679,641	-	171,168,436
Government bonds trust AESEBA	99,523,343	-	-	99,523,343
Shares	84,129,331	-	70,630	84,199,961
Trust	-	431,466,036	-	431,466,036
Investment funds	490,299,478	-	-	490,299,478
Cash and cash equivalents
Investment funds	219,887,350	-	-	219,887,350
Total assets	1,061,660,266	435,145,677	70,630	1,496,876,573

As of December 31, 2012	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	26,365,059	-	-	26,365,059
Government securities	78,632,696	5,502,218	-	84,134,914
Shares	64,803,704	-	70,630	64,874,334
Trust	-	241,829,350	-	241,829,350
Investment funds	123,234,870	-	-	123,234,870
Cash and cash equivalents
Investment funds	50,954,465	-	-	50,954,465
Total assets	343,990,794	247,331,568	70,630	591,392,992

The Company does not have any financial liabilities measured at fair value as of the stated dates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE  6: (Continuation)

The value of the financial instruments negotiated in active markets is based on the market quoted prices on the date of these consolidated financial statements. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in level 1.

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in level 2.

If one or more variables used to determine the fair value cannot be observed in the market, the financial instrument is included in level 3.

The following table presents the changes in Level 3 instruments for the years ended December 31, 2013 and 2012.

	31.12.2013	31.12.2012
At the beginning of the year	70,630	548,305,125
Decreases	-	(548,234,495)
At the end of the year	70,630	70,630

The techniques used for the measurement of assets at fair value with changes in income, classified as Level 2, are detailed below:

- Government securities: based on the current value of contractual cash flows, applying a discount rate derived from other similar debt securities’ observable market prices.

- Trusts: They were determined based on the measurement of the underlying assets and liabilities’ fair value, corresponding to 40% of CIESA’s shares. To determine this value, a measurement of the fair value of CIESA’s assets and liabilities was performed. CIESA’s main asset is its stake in TGS, which has been measured at the value of this company’s American Depositary Receipt. CIESA’s main liability is its financial debt, which has been measured at its book value, and does not significantly differ from its market value.

NOTE 7: INVESTMENTS IN SUBSIDIARIES

(a) Subsidiaries information

Unless otherwise indicated, the capital stock of the subsidiaries consists of common shares, each granting the right to one vote. The country of the registered office is also the principal place where the subsidiary develops its activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 7: (Continuation)

			12.31.2013	12.31.2012
	Country	Main activity	% Participation	% Participation
BLL	Argentina	Wine	100.00%	100.00%
CTG (1)	Argentina	Generation	90.42%	92.56%
CTLL	Argentina	Generation	100.00%	100.00%
EPCA	Argentina	Investment	100.00%	100.00%
EGSSAH (1)	Argentina	Investment	-	78.57%
IEASA	Argentina	Investment	100.00%	100.00%
INDISA	Argentina	Investment	91.60%	91.60%
INNISA	Argentina	Investment	90.27%	90.27%
IPB	Argentina	Investment	100.00%	100.00%
PACOSA (2)	Argentina	Distributor	100.00%	-
PISA	Argentina	Investment	100.00%	100.00%
PP	Argentina	Investment	100.00%	100.00%
PP II	Argentina	Investment	100.00%	100.00%
PEPASA	Argentina	Oil	100.00%	100.00%
Powerco	Argentina	Distributor	100.00%	100.00%
PRESA (3)	Argentina	Real Estate	-	100.00%
Transelec	Argentina	Investment	100.00%	100.00%

(1) On September 27, 2013, CTG’s Board of Directors approved the merger of this company with EGSSA and EGSSAH. The effective date of the merger was October 1, 2013, date from which all assets, liabilities, rights and obligations from EGSSA and EGSSAH were incorporated to CTG’s equity. On December 20, 2013, CTG’s General Extraordinary Meeting of Shareholders approved the merger.

 (2) On September 9, 2013 PACOSA was incorporated with an initial Ps. 90.000 capital contribution by the Company. On November 12, 2013, the Company subscribed a Ps. 19.6 million capital increase so that PACOSA may meet all requirements necessary to operate as an electric power and gas marketer.

(3) As at December 31, 2012, PRESA’s principal was made up of ordinary shares, each carrying the right to five votes. On March 19, 2013 PRESA’s General Extraordinary Shareholders’ Meeting approved the early dissolution and liquidation of the company.

Non-controlling interests in subsidiaries are not significant for the Company, except for Edenor, a company which is indirectly controlled through IEASA and PISA, with a 53.7% equity interest.

The non-controlling interests in the subsidiaries are not significant for the Company, except for Edenor, as mentioned in reference b) below.

7.2 Summarised financial information for each subsidiary that has significant non-controlling interest

Edenor

The subsidiary is registered in Argentina, which is also the principal place where it develops its activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 7: (Continuation)

i.      Summary statement of financial position

	12.31.2013	12.31.2012
Non current
Total non current assets	5,389,128,871	5,387,929,466

Borrowings	1,309,948,730	1,350,700,483
Other non current liabilities	1,488,783,236	2,749,806,936
Total non current liabities	2,798,731,966	4,100,507,419

Current
Cash and cash equivalents	243,472,620	71,108,262
Other current assets	1,625,492,309	1,189,489,953
Total current assets	1,868,964,929	1,260,598,215

	40,582,909	103,143,359
Other current liabilities	3,242,479,956	2,021,720,746
Total current liabities	3,283,062,865	2,124,864,105

Assets classified as held for sale	-	223,398,072
Liabilities associated to assets classified as held for sale	-	157,266,683

Non-controlling interest	-	71,107,004
Total Equity	1,176,298,969	418,180,542

ii. Summary statement of comprehensive income (loss)

	12.31.2013	12.31.2012
Sales	3,440,690,501	2,976,181,697
Depreciation	212,148,353	197,870,760
Interest income	287,067,095	75,504,839
Interest expense	(494,541,438)	(225,464,875)

Profit (Loss) for the year from continuing operations before taxes	823,749,628	(1,147,021,144)
Income tax	44,116,566	116,717,308
Profit (Loss) for the year from continuing operations after income tax	867,866,194	(1,030,303,836)

Profit (Loss) for the year from discontinued operations	772,757,319	(1,013,416,009)
Other comprehensive profit (loss)	(13,618,222)	3,055,972
Total comprehensive profit (loss) of the year	759,139,097	(1,010,360,037)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 8: INVESTMENTS IN JOINT VENTURES

	Note	12.31.2013	12.31.2012
At the beginning of the year		192,315,761	222,219,616
Capital increase	37.g	1,198,435	1,183,565
Participation in loss		(4,799,349)	(31,020,306)
Participation in other comprehensive income		(70,562)	(67,114)
Al the end of the year		188,644,285	192,315,761

The Company has a co-controlling interest in Citelec, Transener ’s controlling company.

The percentage share on the joint business is 50%. The joint business stock capital is made up of common shares, each granting the right to one vote. It is registered in Argentina, which is also the principal place where the joint business develops its activities.

The following chart includes a reconciliation of the proportional equity value corresponding to the joint venture and the book value of the Company’s interest in it:

	12.31.2013	12.31.2012
Equity method	127,335,695	127,869,686
Adjustments (1)	61,308,590	64,446,075
Total investments in joint ventures	188,644,285	192,315,761

(1) Includes adjustments for repurchase of corporate bonds and depreciation of property, plant and equipment.

i.  Summary statement of financial position

	12.31.2013	12.31.2012
Non current
Total non current assets	1,351,760,120	1,257,728,042

Borrowings	812,471,249	676,495,986
Other non current liabilities	173,806,603	168,664,376
Total non current liabities	986,277,852	845,160,362

Current
Cash and cash equivalents	73,754,117	130,197,252
Other current assets	459,923,481	265,917,142
Total current assets	533,677,598	396,114,394

Loans	112,608,063	84,436,586
Other current liabilities	276,714,567	213,149,264
Total current liabities	389,322,630	297,585,850

Non-controlling interest	256,019,453	256,201,099
Total Equity (Owners)	253,817,783	254,895,125

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 8: (Continuation)

ii.    Summary statement of comprehensive income (loss)

	12.31.2013	12.31.2012
Sales	873,761,354	528,868,659
Depreciation	83,889,462	76,592,686
Interest income	348,983,528	160,460,445
Interest expense	(123,919,526)	(91,245,664)

Profit (loss) for the year from continuing operations before income tax	4,656,088	(156,264,044)
Income tax	(1,733,308)	54,420,883
Loss for the year from continuing operations	2,922,780	(101,843,161)

Loss for the year from discontinued operations	(6,311,599)	(4,544,606)
Other comprehensive loss	(267,039)	(290,569)
Total comprehensive loss of the year	(3,655,858)	(106,678,336)

NOTE 9: INVESTMENTS IN ASSOCIATES

	12.31.2013	12.31.2012
At the beginning of the year	132,546,155	130,251,204
Participation in profit	2,228,499	2,294,951
At the end of the year	134,774,654	132,546,155

The Company holds an interest in only one associated company. Through EPCA, the Company has a 10% interest in CIESA, a company holding 51% of TGS’s capital stock. TGS is the most important gas transportation company in the country, and it operates the biggest pipeline system in Latin America. In turn, it is the leading company in the production and marketing of natural gas liquids both for the domestic and the export market. It also provides comprehensive solutions in the natural gas area and, since 1998, TGS has also landed in the telecommunications area through its subsidiary Telcosur S.A.

The capital stock of the associated company is made up of common shares, each granting the right to one vote. The associated company is registered in Argentina, which is also the principal place where it develops its activities.

The following chart includes a reconciliation of the proportional equity value corresponding to the main associated companies and the book value of the Company’s interest in them:

	12.31.2013	12.31.2012
Equity method	99,955,158	116,362,890
Adjustments (1)	34,819,496	16,183,265
Total investments in associates	134,774,654	132,546,155

(1)       Includes the greater value of investments in associated companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 9: (Continuation)

i.Summary statement of financial position

	12.31.2013	12.31.2012
Non current
Total non current assets	4,348,676,000	4,324,708,066

Borrowings	2,021,063,884	1,969,190,759
Other non current liabilities	341,841,200	310,194,000
Total non current liabities	2,362,905,084	2,279,384,759

Current
Cash and cash equivalents	993,616,000	703,150,000
Other current assets	866,088,000	767,284,000
Total current assets	1,859,704,000	1,470,434,000

Loans	647,809,000	25,759,060
Other current liabilities	955,471,392	1,063,905,347
Total current liabities	1,603,280,392	1,089,664,407

Non-controlling interest	1,242,642,800	1,262,464,000
Total Equity (owners of the company)	999,551,724	1,163,628,900

ii.    Summary statement of comprehensive income (loss)

	12.31.2013	12.31.2012
Sales	2,864,986,000	2,574,968,000
Depreciation	(242,917,000)	(233,670,000)
Interest income	163,293,000	35,763,000
Interest expense	(230,864,000)	(206,603,000)

Profit for the year from continuing operations before income taxe	138,484,000	1,123,227,000
Income tax	(93,248,000)	(452,478,000)
Profit for the year from continuing operations	22,284,986	670,749,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 10: PROPERTY, PLANT AND EQUIPMENT

	Original Values
Type of good	At the beginning	Increases	Decreases	Impairment value	Discontinued operations	Transfers	At the end

Land	17,666,920	-	-	-	(2,589,685)	-	15,077,235
Buildings	318,411,241	14,413	-	-	(18,632,270)	11,165,611	310,958,995
Generation equipment and machinery	2,141,683,894	18,054,923	(18,222,458)	-	-	38,974,567	2,180,490,926
Work and compulsory work performed	7,533,912	-	-	-	-	-	7,533,912
High, medium and low voltage lines	1,879,699,921	-	(1,673,412)	-	-	291,709,602	2,169,736,111
Substations	867,214,091	-	(895,996)	-	-	125,390,729	991,708,824
Transforming chamber and platforms	496,481,830	-	(138,521)	-	-	36,680,609	533,023,918
Meters	519,555,750	-	-	-	-	83,983,680	603,539,430
Wells	81,352,771	51,329,161	(78,141)	-	-	25,171,879	157,775,670
Casks	34,630	54,941	-	-	-	-	89,571
Mineral property	39,138,031	50,133,823	-	-	-	-	89,271,854
Gas plant	1,400,089	-	(13,642)	-	-	-	1,386,447
Vehicles	50,700,437	344,340	(875,967)	-	(19,553,852)	23,430,214	54,045,172
Furniture and fixtures and software equipment	153,726,482	1,053,282	(1,486,246)	-	(25,876,859)	17,515,277	144,931,936
Communication equipments	54,525,855	186,504	(4,598)	-	(94,589)	2,751,603	57,364,775
Materials and spare parts	104,300,994	33,783,119	(6,783,353)	-	-	(376,135)	130,924,625
Tools	25,220,152	748,344	(29,275)	-	(9,495,634)	914,663	17,358,250
Work in progress	654,369,328	1,095,935,223	(3,530,267)	-	(55,976)	(633,670,042)	1,113,048,266
Advances to suppliers	34,575,403	31,886,397	(4,190,990)	-	(377,843)	(23,642,257)	38,250,710

Total 12.31.13	7,447,591,731	1,283,524,470	(37,922,866)	-	(76,676,708)	-	8,616,516,627
Total 12.31.12	6,987,148,229	662,992,954	(56,362,591)	(147,595,625)	1,408,764	-	7,447,591,731

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 10: (Continuation)

	Depreciation
Type of good	At the beginning	Decreases	Impairment value	Discontinued operations	For the year	At the end	Net book value at 31.12.13	Net book value at 31.12.12

Land	-	-	-	-	-	-	15,077,235	17,666,888
Buildings	(51,490,516)	-	-	5,500,720	(10,050,919)	(56,040,715)	254,918,280	266,920,757
Generation equipment and machinery	(276,957,083)	9,314,167	-	-	(78,134,788)	(345,777,704)	1,834,713,222	1,486,225,155
Work and compulsory work performed	(2,780,467)	-	-	-	(415,148)	(3,195,615)	4,338,297	4,753,445
High, medium and low voltage lines	(478,141,899)	873,255	-	-	(90,615,045)	(567,883,689)	1,601,852,422	1,612,675,745
Substations	(177,629,086)	549,759	-	-	(36,702,261)	(213,781,588)	777,927,236	759,401,667
Transforming chamber and platforms	(106,090,335)	55,598	-	-	(21,777,214)	(127,811,951)	405,211,967	434,869,343
Meters	(154,512,326)	-	-	-	(35,128,712)	(189,641,038)	413,898,392	431,640,883
Wells	(39,292,219)	56,054	-	-	(26,306,816)	(65,542,981)	92,232,689	42,060,552
Casks	(4,049)	-	-	-	(15,165)	(19,214)	70,357	30,581
Mineral property	(9,317,000)	-	-	-	(8,965,785)	(18,282,785)	70,989,069	29,821,031
Gas plant	(158,788)	-	-	-	(336,716)	(495,504)	890,943	1,241,301
Vehicles	(26,582,838)	759,512	-	12,458,576	(8,122,801)	(21,487,551)	32,557,621	24,117,599
Furniture and fixtures and software equipment	(66,227,554)	1,068,025	-	18,968,078	(18,899,989)	(65,091,440)	79,840,496	73,990,892
Communication equipments	(25,241,222)	1,751	-	17,053	(3,382,867)	(28,605,285)	28,759,490	29,284,633
Materials and spare parts	-	-	-	-	-	-	130,924,625	104,300,994
Tools	(12,689,568)	15,663	-	5,475,468	(1,758,304)	(8,956,741)	8,401,509	12,530,584
Work in progress	(1,104,222)	-	-	-	(137,245)	(1,241,467)	1,111,806,799	653,265,106
Advances to suppliers	-	-	-	-	-	-	38,250,710	34,575,403

Total 12.31.13	(1,428,219,172)	12,693,784	-	42,419,895	(340,749,775)	(1,713,855,268)	6,902,661,359
Total 12.31.12	(1,140,076,285)	10,939,818	39,312,056	(2,026,063)	(336,368,698)	(1,428,219,172)		6,019,372,559

Borrowing costs capitalized in the book value of property, plant and equipment during the years ended December 31, 2013 and 2012 amounted to Ps. 24.5 and Ps. 25.4 million respectively.

Labor costs capitalized in the book value of property, plant and equipment during the years ended December 31, 2013 and 2012 amounted to Ps. 124.2 and Ps 107.54 million respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 11: INTANGIBLE ASSETS

	Original Values
Type of good	At the beginning	Decreases	Discontinued operations	At the end

Concession contract	2,097,007,669	-	(1,146,240,037)	950,767,632
Goodwill	5,627,370	-	-	5,627,370
Rights over arbitration proceedings	108,754,000	-	-	108,754,000
Intangibles identifiable in acquisitions of distribution's segment companies	42,522,862	-	(33,688,822)	8,834,040
Total 12.31.13	2,253,911,901	-	(1,179,928,859)	1,073,983,042
Total 12.31.12	2,190,212,216	(7,175,498)	70,875,183	2,253,911,901

	Depreciations
Type of good	At the beginning	Decreases	Discontinued operations	For the year	At the end	Net book value at 12.31.13	Net book value at 12.31.12

Concession contract	(440,858,628)	-	300,392,627	(27,253,708)	(167,719,709)	783,047,923	1,664,983,069
Goodwill	-	-	-	-	-	5,627,370	5,627,370
Rights over arbitration proceedings	-	-	-	-	-	108,754,000	108,754,000
Intangibles identifiable in acquisitions of distribution's segment companies	(14,561,075)	-	13,391,490	(3,247,435)	(4,417,020)	4,417,020	19,127,759
Total 12.31.13	(455,419,703)	-	313,784,117	(30,501,143)	(172,136,729)	901,846,313
Total 12.31.12	(398,410,212)	1,913,466	(21,318,605)	(37,604,352)	(455,419,703)		1,798,492,198

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 12: BIOLOGICAL ASSETS

Non current	12.31.2013	12.31.2012

Grape-producing plantations	1,935,296	1,976,109
	1,935,296	1,976,109

Current

Grape growing crop	564,431	497,255
	564,431	497,255

NOTE 13: Financial assets at fair value through profit and loss

Non current	12.31.2013	12.31.2012

Shares	70,630	58,679,246
Trusts	431,466,036	241,829,350
Government securities	1,193,189	3,283,471
Total non current	432,729,855	303,792,067

Current

Government securities	169,975,247	80,851,443
Government bonds trust AESEBA	99,523,343	-
Corporate securities	331,969	26,365,059
Shares	84,129,331	6,195,088
Investment funds	490,299,478	123,234,870
Total current	844,259,368	236,646,460

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 14: ASSETS AND DEFERRED TAX LIABILITIES

The composition of the assets and deferred tax liabilities is as follows:

	12.31.2012	Profit (loss)	Other comprehensive income (loss)	12.31.2013
Tax los-carryforwards	198,228,292	(61,992,462)	-	136,235,830
Intangible assets	41,986,482	(41,986,482)	-	-
Trade and other receivables	49,445,145	(6,065,443)	-	43,379,702
Financial assets at fair value through profit and loss	845,458	468,677	-	1,314,135
Trade and other payables	183,467,035	40,610,695	-	224,077,730
Salaries and social security payable	12,470,234	(8,149,934)	-	4,320,300
Defined benefit plans	49,962,358	(6,038,979)	6,852,496	50,775,875
Infrastructure under construction	27,924,232	(27,924,232)	-	-
Provisions	31,110,763	4,240,162	-	35,350,925
Taxes payable	4,437,223	32,852,090	-	37,289,313
Other	59,195	193,889	-	253,084
Deferred tax asset	599,936,417	(73,792,019)	6,852,496	532,996,894

Property, plant and equipment	(687,963,603)	110,054,640	-	(577,908,963)
Intangible assets	(244,363,304)	372,304	-	(243,991,000)
Trade and other receivables	(87,054,787)	53,675,281	-	(33,379,506)
Financial assets at fair value through profit and loss	-	(2,465,940)	-	(2,465,940)
Borrowings	(27,980,602)	3,800,879	-	(24,179,723)
Assets classified as held for sale	(89,421,740)	89,421,740	-	-
Other	(1,050,045)	(3,369,086)	-	(4,419,131)
Deferred tax liabilities	(1,137,834,081)	251,489,818	-	(886,344,263)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 14: (Continuation)

	12.31.2011	Profit (loss)	Other comprehensive income (loss)	12.31.2012
Tax los-carryforwards	204,695,333	(6,467,041)	-	198,228,292
Intangible assets	40,656,423	1,330,059	-	41,986,482
Trade and other receivables	40,674,609	8,770,536	-	49,445,145
Cash and cash equivalents	1,114,067	(268,609)	-	845,458
Trade and other payables	141,023,303	42,443,732	-	183,467,035
Salaries and social security payable	10,529,904	1,940,330	-	12,470,234
Defined benefit plans	14,215,143	38,552,349	(2,805,134)	49,962,358
Infrastructure under construction	27,059,116	865,116	-	27,924,232
Provisions	26,770,341	4,340,422	-	31,110,763
Taxes payable	-	4,437,223	-	4,437,223
Other	-	59,195	-	59,195
Deferred tax asset	506,738,239	96,003,312	(2,805,134)	599,936,417

Property, plant and equipment	(756,466,726)	68,503,123	-	(687,963,603)
Intangible assets	(234,324,796)	(10,038,508)	-	(244,363,304)
Trade and other receivables	(79,006,467)	(8,048,320)	-	(87,054,787)
Borrowings	(34,576,256)	6,595,654	-	(27,980,602)
Assets classified as held for sale	(103,352,000)	13,930,260	-	(89,421,740)
Other	(3,561,994)	2,511,949	-	(1,050,045)
Deferred tax liabilities	(1,211,288,239)	73,454,158	-	(1,137,834,081)

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following amounts, determined after their adequate offset, are disclosed in the consolidated statement of financial position:

	12.31.2013	12.31.2012
Deferred tax asset	63,214,262	87,532,301
Deferred tax liabilities	(416,561,631)	(625,429,965)
Net deferred tax liabilities	(353,347,369)	(537,897,664)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 14: (Continuation)

The analysis for deferred tax assets and liabilities is as follows:

	12.31.2013	12.31.2012
Deferred tax asset
To be recovered in more than 12 months	519,390,638	597,341,772
To be recovered in less than 12 months	13,606,256	2,594,645
Deferred tax asset	532,996,894	599,936,417

Deferred tax liabilities
Payable in more than 12 months	(869,693,364)	(1,099,566,907)
Payable in less than 12 months	(16,650,899)	(38,267,174)
Deferred tax liabilities	(886,344,263)	(1,137,834,081)

Net deferred tax liabilities	(353,347,369)	(537,897,664)

NOTE 15: Trade and Other receivables

Non Current	Note	12.31.2013	12.31.2012

Res. No. 406/03 Inc. c) consolidated receivables	2	387,240,276	337,458,681
Present value discount of assets at amortized cost		(261,165,570)	(116,231,524)
Other		-	2,042,435
Trade receivables, net		126,074,706	223,269,592

Tax credits:
- Value added tax		6,084,746	25,303,802
- Sales tax		15,387,487	12,360,267
- Income tax and minimum notional income tax		216,167,849	125,651,848
- Tax on banking transactions		8,291,150	15,103,898
- Other tax credits		-	509,353
- Allowance for tax credits		(76,740,000)	(66,423,670)
Receivable from MMC	2	-	45,529,536
Financial credit		60,994,014	30,256,335
Related parties	37.j	-	6,671,076
Other		10,425,727	2,885,469
Other receivables, net		240,610,973	197,847,914

Total Non Current		366,685,679	421,117,506

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 15: (Continuation)

Current	Note	12.31.2013	12.31.2012

Receivables from energy distribution		851,839,227	928,316,575
Receivables from MAT		89,504,046	115,512,113
CAMMESA		695,822,404	231,643,654
Res. No. 406/03 Inc. c) consolidated receivables	2	10,690,018	72,904,322
Present value discount of assets at amortized cost		-	(1,321,292)
Receivables from oil and liquid sales		32,208,724	4,588,628
Debtors in litigation		22,866,130	20,670,270
Receivables from administrative services		5,595,372	3,680,467
Related parties	37.j	4,122,835	1,014,243
Other		4,723,877	8,581,062
Allowance for doubtful accounts		(77,200,000)	(66,610,421)
Trade receivables, net		1,640,172,633	1,318,979,621

Tax credits:
- Value added tax		120,715,415	47,720,578
- Sales tax		1,911,051	2,991,057
- Income tax and minimum notional income tax		3,500,902	1,220,247
- Withholding of social security contributions		546,967	3,619,672
- Other tax credits		175,358	605,446
- Allowance for tax credits		(759,083)	(1,888,663)
Advances to suppliers		31,839,982	72,624,141
Advances to employees		5,294,118	4,094,995
Related parties	37.j	645,830	7,124,166
Prepaid expenses		32,079,352	25,824,330
Other receivables from non-electricity activities		52,238,292	27,521,000
Financial credit		3,055,146	7,669,217
Guarantee deposits		3,777,060	2,769,617
Judicial deposits		1,785,559	4,215,761
Receivables from FOCEDE Resolution No. 347/12		-	3,789,000
Receivable from MMC	2	362,720,538	-
Receivables from the sale of financial instruments		20,448,750	14,348,862
Other		14,307,730	19,539,492
Allowance for other receivables		(36,579,890)	(21,225,170)
Other receivables, net		617,703,077	222,563,748

Total Current		2,257,875,710	1,541,543,369

Book value of current trade and other financial receivables is similar to their fair value due to their short-term maturity.

Trade receivables and other long-term loans are measured at amortized cost, which does not differ materially from its fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 15: (Continuation)

At December 31, 2013 and 2012, trade receivables that were past due amounted to Ps. 471.7 million and Ps. 323.6 million, respectively, which were due and net for an allowance for doubtful accounts of Ps. 77.2 million, and Ps. $ 66.6 million respectively. The ageing analysis of these trade receivables is as follows:

	12.31.2013	12.31.2012
Less than three months	222,504,586	217,412,599
Three to six months	36,137,016	24,146,591
Six to twelve months	53,767,318	31,118,698
More than twelve months	159,285,894	50,917,246
Total trade receivables	471,694,814	323,595,134

The evolution of the allowance for the impairment of receivables is as follow:

	12.31.2013	12.31.2012
At the beginning	66,610,421	61,609,307
Allowance for impairment	34,653,454	16,242,362
Decreases	(1,442,191)	(9,745,166)
Reversal of unused amounts	(80,822)	(1,496,082)
Decreases for discontinued operations	(22,540,862)	-
At the end	77,200,000	66,610,421

The evolution of the allowance for the impairment of other receivables is as follow:

	12.31.2013	12.31.2012
At the beginning	89,537,503	80,079,326
Allowance for impairment	41,298,298	39,760,499
Decreases	(2,835,957)	-
Reversal of unused amounts	(13,920,871)	(30,302,322)
At the end	114,078,973	89,537,503

NOTE 16: ASSETS UNDER CONSTRUCTION

	Works with funds
	Own	PUREE	OCEBA	FREBA	Total
Balance at December 31, 2012	62,680,694	13,699,000	4,072,000	4,014,000	84,465,694
Decreases for discontinued operations	(62,680,694)	(13,699,000)	(4,072,000)	(4,014,000)	(84,465,694)
Balance at December 31, 2013	-	-	-	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

 NOTE 17: INVENTORIES

Current	12.31.2013	12.31.2012

Materials and spare parts	79,858,492	101,117,884
Advances to suppliers	33,482,037	5,810,392
Other	366,126	414,286
	113,706,655	107,342,562

NOTE 18: CASH AND CASH EQUIVALENTS

	12.31.2013	12.31.2012

Cash	2,140,473	1,821,923
Banks	115,831,191	88,729,161
Securities deposit	61,115	1,025,626
Time deposits	3,748,736	14,115,826
Investment funds	219,887,350	50,954,465
	341,668,865	156,647,001

NOTE 19: DISCONTINUED OPERATIONS, ASSETS CLASSIFIED AS HELD FOR SALE AND LIABILITIES ASSOCIATED

Sale of AESEBA/EDEN’s assets

In February 2013 Edenor received offers from two investment groups for the acquisition of the total number of shares of AESEBA, the controlling company of EDEN. On February 27, 2013, Edenor Board of Directors unanimously approved the acceptance of the Offer Letter sent by Servicios Eléctricos Norte BA S.L. (the “Buyer”) for the acquisition of the shares representing 100% of AESEBA’s capital stock and voting rights. The price offered by the buyer is payable through the delivery of Edenor debt securities for an amount equivalent, considering their quoted price at the date of the acceptance, to approximately US$ 85 million of nominal value. Such price was fixed in Bonar 2013 sovereign debt bonds or similar bonds (“the Debt Securities”) for a value equivalent to Ps. 334 million at the closing of the transaction, considering the market value of such government bonds at that time.

In this regard, a Trust was set up in March 2013 by the Settlor (the Buyer), the Trustee (Equity Trust Company from Uruguay) and Edenor.

At the closing date of the transaction, which took place on April 5, 2013, the buyer deposited in the Trust cash and Debt Securities for the equivalent of Ps. 262 million pesos, considering the market value of those government bonds at the closing date, and, prior to December 31, 2013, the buyer was required to deposit in the Trust Debt Securities for the equivalent of 8.5 million of nominal value divided by the average price of purchase thereof.  At the closing of the transaction, Edenor received the rights as beneficiary under the Trust. With the proceeds of the liquidation of the bonds received the Trust will purchase Edenor Class 9 and Class 7 Corporate Notes due in 2022 and 2017, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 19: (Continuation)

At the date of these consolidated financial statements, the Trust has purchased US$ 10 million and US$ 50.3 million nominal value of Edenor Corporate Notes due in 2017 and 2022, respectively.

In this manner, Edenor divested the AESEBA segment, which resulted in a loss of Ps. 96.5 million, included within the profit (loss) for the year - discontinued operations, after tax-related effects and without considering the results of the repurchase of Corporate Notes, which will be recognized by the Company insofar as such transaction takes place. At December 31, 2013, and due to the repurchases of the Company’s own debt made by the Trust, Edenor recorded a gain of Ps. 71.7 million, included in the “Other financial results” line item of the Statement of comprehensive income (loss).

Offer to sell EMDERSA/EDELAR’s assets

On September 17, 2013, Edenor Board of Directors approved the sending to ERSA and the Government of the Province of La Rioja of an irrevocable offer for (i) the sale of the indirect stake held by Edenor in EMDERSA, the parent company of EDELAR, and (ii) the onerous cession of certain receivables which Edenor has with EMDERSA and EDELAR. On October 4, 2013, Edenor received the acceptance of the Offer by ERSA and the Government of the Province of La Rioja in its capacity as controlling shareholder of the buyer. The transaction was closed and effectively carried out on October 30, 2013. The price agreed upon in the aforementioned agreement amounts to Ps. 75.2 million and is payable in 120 monthly and consecutive installments, with a grace period of 24 months, to commence from the closing date of the transaction, for the payment of the first installment.

Furthermore, on August 5, 2013 Edenor was notified of ENRE Resolution No. 216/2013, whereby the Regulatory agency declared that the procedure required by Section 32 of Law No. 24,065 with respect to the purchase of EMDERSA, AESEBA and their respective subsidiaries made by the Company in March 2011 had been complied with, formally authorizing the acquisition thereof.

The transaction was perfected on October 30, 2013, together with the General Ordinary Meeting of Shareholders which appointed the new authorities and approved the outgoing Directors and Statutory Auditors’ management.

MAN Engines

The Company has classified as asset held for sale the main asset of its subsidiary ENDISA (MAN Engines).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 19: (Continuation)

The main types of assets and liabilities that compose the assets classified as held for sale and liabilities associated to assets classified as held for sale are:

	12.31.2013	12.31.2012

Property, plant and equipment and intangible assets (1)	11,987,500	112,183,646
Trade and other receivables	-	73,838,056
Deferred tax asset	-	36,873,121
Inventories	-	1,148,111
Cash and cash equivalents	-	11,154,000
Total assets classified as held for sale	11,987,500	235,196,934

Trade and other payables	-	125,818,661
Borrowings	-	4,622,697
Salaries and social security payable	-	10,011,859
Taxes payable	-	6,073,425
Provisions	-	9,309,881
Total liabilities associated to assets classified as held for sale	-	155,836,523

(1) The breakdown is:
Property, plant and equipment and intangible assets	11,987,500	127,932,133
Impairment adjustment to net realizable value	-	(15,748,487)
	11,987,500	112,183,646

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 19: (Continuation)

The consolidated financial statements related to discontinued operations are disclosed below

a.     Statement of comprehensive income (loss)

	12.31.2013	12.31.2012

Sales	408,647,206	1,293,006,000
Cost of sales	(275,630,741)	(1,010,390,698)
Gross profit	133,016,465	282,615,302

Selling expenses	(56,439,207)	(135,072,000)
Administrative expenses	(36,856,088)	(94,140,000)
Other operating income	1,864,823	53,328,000
Other operating expenses	(36,379,564)	(16,685,256)
Operating profit	5,206,429	90,046,046

Financial income	14,802,397	10,522,000
Financial cost	(28,576,161)	(66,500,000)
Other finance results	(7,472,520)	(3,620,000)
Financial results, net	(21,246,284)	(59,598,000)
(Loss) Income before income tax	(16,039,855)	30,448,046

Income tax	171,707,861	11,064,475
Income after income tax	155,668,006	41,512,521

Impairment of assets classified as held for sale	(7,144,579)	(10,446,000)
Loss on sale of assets classified as held for sale	(185,960,015)	-
Income tax	(89,421,740)	-
Total (loss) income of the year	(126,858,328)	31,066,521

Total (loss) income of the period attributable to:
Owners of the company	(85,698,444)	24,959,407
Non - controlling interest	(41,159,884)	6,107,114
	(126,858,328)	31,066,521

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 20: SHARE CAPITAL

At December 31, 2013 and 2012 the Company had 1,314,310,895 of book-entry shares with a par value of Ps. 1 each and entitled to 1 vote per share.

Publicly traded shares

The Company’s shares are listed for trading on Buenos Aires Stock Exchange, forming part of the Merval Index.

Also, on August 5, 2009, the SEC authorized the Company for the registration of ADSs representing 25 common shares each. On October 9, 2009, the Company started to market its ADSs on the NYSE.

The listing of the ADSs with the NYSE is part of the Company’s strategic plan to increase its liquidity and the volume of its shares.

NOTE 21: TRADE AND OTHER PAYABLES

	12.31.2013	12.31.2012

Suppliers	792,827	83,705,376
Customer contributions	113,778,441	95,722,750
Funding contributions for substations	51,700,000	-
Customer guarantees	54,524,300	57,784,582
Accounts payable	220,795,568	237,212,708

PUREE (1)	108,602,722	1,277,760,644
Fines and bonuses	836,115,014	617,010,872
Guarantees executed	130,337,773	98,297,986
Other liabilities	1,075,055,509	1,993,069,502

Total Non Current	1,295,851,077	2,230,282,210

(1) At December 31, 2013, net of Ps. 1,661.1 million, offset in accordance with ES Resolution No. 250/13 and ES Note No. 6852/13 (Note 2.3.3).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 21: (Continuation)

Current	Note	12.31.2013	12.31.2012

Suppliers		952,612,056	675,248,738
CAMMESA (1)		1,781,544,021	698,608,610
Customer contributions		176,799,558	68,236,868
Funding contributions substations		12,351,787	53,286,000
Fees and royalties		6,127,968	7,010,556
Customer advances		1,591,329	1,288,203
Customer guarantees		1,233,637	1,096,740
Related parties	37.j	1,091,129	128,369
Accounts payable		2,933,351,485	1,504,904,084

PUREE		-	74,693,099
Fines and bonuses		87,658,055	45,031,170
Dividends payable		7,596,000	7,508,591
Advances for sale of subsidiaries		-	7,377,000
Liability with FOCEDE		4,236,917	3,789,000
Sundry payables	46	-	34,064,205
Liability with FOTAE	49.a	48,959,579	-
Other		16,753,355	10,611,475
Other liabilities		165,203,906	183,074,540

Total Current		3,098,555,391	1,687,978,624

(1) At December 31, 2013, net of Ps. 1,152.3 million, offset in accordance with ES Resolution No. 250/13 and ES Note No. 6852/13 (Note 2.3.3).

The fair values of non-current customer contributions at December 31, 2013 and 2012 amount to Ps 98.7 million and Ps 83.7 million, respectively.

The book value of all other financial liabilities approximates to its fair value.

NOTE 22: BORROWINGS

Non Current	Note	12.31.2013	12.31.2012

Financial loans		99,971,154	121,444,859
Corporate bonds		2,429,837,625	2,097,038,169
Related parties	37.j	394,721,657	-
		2,924,530,436	2,218,483,028

Current

Bank overdrafts		41,890,272	160,755,144
VCP		142,811,893	80,793,936
Financial loans		160,235,733	97,205,856
Corporate bonds		371,107,668	273,817,176
Related parties	37.j	37,526,233	178,344,857
		753,571,799	790,916,969

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 22: (Continuation)

The maturities of the Company’s borrowings (excluding finance lease liabilities) and its exposure to interest rates are as follow:

Fixed rate	12.31.2013	12.31.2012

Less than one year	479,297,267	400,907,228
One to two years	1,206,404,342	218,956,620
Two to three years	60,848,648	517,625,374
Three to four years	22,132,689	38,318,361
Four to five years	96,231,179	16,403,588
Up to five years	1,213,717,551	1,345,276,241
	3,078,631,676	2,537,487,412

Floating rates

Less than one year	274,274,532	390,009,741
One to two years	301,258,009	62,677,335
Two to three years	23,938,018	19,225,509
	599,470,559	471,912,585

The fair value of borrowings amounts:

Non current	12.31.2013	12.31.2012

Financial loans	99,971,154	121,444,859
Corporate bonds	2,239,270,866	1,763,271,780
Related parties	394,721,657	-
	2,733,963,677	1,884,716,639

The carrying amounts of current borrowings approximates their fair value due to their short-term maturity.

During the years ended December 31, 2013 and 2012, the Company and its subsidiaries acquired its own corporate bonds or corporate bonds of various subsidiaries at their respective market value for a total face value of US$ 71.3 million and US$ 24.3 million. Due to these debt-repurchase transactions, the Company and its subsidiaries recorded a gain of Ps. 88.9 million and Ps. 21.5 million in the year ended December 21, 2013 and 2012, respectively, disclosed under the line “Result of repurchase of financial debt” within Other financial results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 22: (Continuation)

Below are described the main characteristics of the indebtedness of the Group:

22.1 Generación

22.1.1 CTG

Exchange of corporate bonds

On July 25, 2007, CTG finished the restructuring process for its outstanding Series “A” and “B” Corporate Bonds at 2% with maturity in 2013; having obtained an 88.7% acceptance rate on the total debt under restructuring (“2013 Bonds”).

The mentioned restructuring consisted on the swap of the previous debt securities for a combination of cash payments and the issuance of new simple Corporate Bonds for a nominal value of US$ 22 million at a 10.5% rate, which will be payable on March 11 and September 11 of each year and maturing in September 2017 (“2017 Bonds”).

In June and July 2009, and in January, March and May 2011, CTG purchased under successive transactions at market prices, its 2017 Bonds for a total of US$ 18.2 million and US$ 0.8 million nominal value, respectively.

The remaining 2017 Bonds outstanding as of December 31, 2013 total a nominal value of US$ 3.1 million.

As of December 31, 2013, CTG holds all the repurchased 2017 Bonds in its portfolio.

During the month of March, 2013, CTG cancelled all of its 2013 Bonds for a face value of US$ 6.1 million.

The main limitations taken on by CTG regarding 2017 Bonds are as follows: (i) limitation on indebtedness, and (ii) limitation on levies. As of December 31, 2013, CTG was in full compliance of all its commitments undertaken under the 2017 Bonds.

Corporate Bonds Programme

Under the Simple Corporate Bonds Program (not convertible into shares) for up to US$ 50 million (or the equivalent amount in other currencies) dated February 24, 2012, on March 6, 2012 CTG issued Class 1 and 2 corporate bonds for a nominal value of Ps. 47 million and Ps. 51.7 million at the Private Badlar rate plus 290 and 340 basic points finally maturing on March 6, 2013 and September 6, 2013, respectively. Interest were payable on a quarterly basis. Funds resulting from the issuance of these corporate bonds have been used to cancel financing taken by CTG in 2010 from Banco Hipotecario S.A. and ICBC, as well as for the partial cancellation of bank overdrafts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 22: (Continuation)

Additionally, on March 6, 2013, CTG issued Class 3 and Class 4 Corporate Bonds for a face value of Ps. 36.7 million and US$ 9.5 million (converted at an initial exchange rate of Ps. 5.0448/US$), accruing interest at the Private Badlar rate plus a 400 basis points margin and at a 3% fixed rate and finally maturing on March 6, 2014 and March 6, 2015, respectively. Interest will be payable on a quarterly basis. Funds obtained from the issuance of the above mentioned Corporate Bonds were wholly allocated to the refinancing of liabilities.

Class 3 and 4 Corporate Bonds have been subscribed in kind through the delivery of Class 1 Corporate Bonds for a total Ps. 3.8 million and Class 2 Corporate Bonds for a total Ps. 14 million.

After cancelling Class 1 Corporate Bonds and discounting Class 2 Corporate Bonds presented for the swap, the result of the issuance of Class 3 and 4 Corporate Bonds, net of the placement commissions, resulted in a cash inflow of funds amounting to approximately Ps. 23 million. These funds were used to pay off short-term liabilities.

CTG cancelled the remaining balance of its Class 1 and Class 2 Corporate Bonds on their respective maturity dates.

Bank loans

On February 28, 2013, CTG renewed, under a syndicated loan, the open credit facilities for a total amount of Ps. 78.7 million with Banco Hipotecario S.A., ICBC, Santander Rio S.A. and Citibank N.A. This loan was payable in two tranches, one in the amount of Ps. 61.3 million at the Private BADCOR rate plus 375 basis points, and another in the amount of Ps. 17.4 million accruing interest at a 22.25% annual nominal fixed rate.  Interest was repayable on a quarterly basis, and principal was repayable 365 days from the loan’s granting date.

On December 20, 2013, a first amendment to the syndicated loan agreement was entered into. The main modifications introduced are described below: (i) For the variable tranche, the private Badcor rate plus 500 basis points margin was established, whereas a 29% rate was stipulated for the fixed tranche.  (ii) The loan will be paid off in ten quarterly consecutive installments, the first one becoming due six months from the amendment date. The first seven amortization payments will be for an amount equivalent to 60.96% of the principal; the eighth and ninth payments for an amount equivalent to 25.4% of the principal, and the last one will be made thirty-six months as from the amendment date.  (iii) If a corporate bond is issued before April 15, 2014, net funds from the placement for up to Ps. 24 million will be allocated to the early cancellation of the syndicated loan based on its maturity chronological order. (iv) CTG will pay a structuring commission for the amendment equivalent to 1% of the principal which remains unpaid at the time the payment is made, and all amounts early cancelled according to the provisions of (iii) will be discounted from the principal. The commission will be paid on the date the early cancellation is made or on April 15, whichever is earlier.

The above changes have been accounted for as a modification of debt.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 22: (Continuation)

22.1.2 CPB

CAMMESA Financing

On March 21, 2011, the Company entered into a loan agreement with CAMMESA to finance a construction project that will increase the power output of steam turbine units of CPB, for a total amount of Ps. 56.8 million, in accordance to ES Resolution No. 146/02 and Notes 6157/10 and 7375/10. The collected amounts will be returned in 48 monthly, equal and consecutive installments, which will include interest resulting from the application of a rate equivalent to the average yield obtained by CAMMESA from its WEM’s financial placements, the first installment maturing on the month immediately following the works’ conclusion, estimated for the month of June, 2011. Installments will be paid by WEM pursuant to the provisions of such notes, and distribution among demanding agents will be made based on the applicable criteria to be timely informed by the ES.

As from the works’ conclusion of each unit, CPB guarantee a minimum 80% availability for each unit during a three-year period. In order to guarantee the due performance of the obligations taken on by CPB under this contract, CPB assigns and transfers to CAMMESA 100% of its current and future receivables, both accrued and to be accrued, excluding those receivables already assigned to CTLL as of December 31, 2010.

As of May 2011, CPB finished the undertaken works and, as from July, units were made subject to the minimum availability control set forth by the loan agreement executed with CAMMESA. In case of breach of its availability obligation by CPB, the agreement provides for the application of a penalty, the maximum amount of which is set at 25% of the value of the received financing’s principal installment. During this fiscal year, the Company has started to bear penalties for failing to reach the minimum 80% availability undertaken under the loan agreement. The penalties received by the Company during the fiscal year ended December 31, 2013 amount to Ps. 4.7 million.

Payments of principal installments set forth by the hereinbefore mentioned loan agreement started to be recorded as from July 2011.

On January 27, 2012, CPB executed an addendum to the loan agreement entered into with CAMMESA which modified the financing amount, which current amounts to Ps. 69.6 million.

Financing Cammesa II

On January 8, 2013, CPB signed a loan agreement with CAMMESA stipulating the terms for the financing of certain repair work delayed in units BBLATV29 and BBVLATV30 for an amount of Ps. 19.9 million plus the added-value tax pursuant to ES Resolution No. 146/02 so as to cover 70% of those maintenance costs.

On February 25, 2013, through Note No. B-78922-1, CAMMESA informed CPB of the modification to that financing pursuant to the provisions approved by ES Resolution No. 356/13 increasing financing to Ps. 32.7 million plus the added-value tax in order to expand to cover 100% of maintenance costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 22: (Continuation)

Payment of the requested amount will be made through partial advances based on the progress of the works and/or the provision of services and spare parts, and subject to CAMMESA’s financial capabilities. The requested amount will be paid back in 18 monthly, equal and consecutive installments of Ps. 1.8 million each, which will bear a rate equivalent to the average yield derived by CAMMESA from its financial placements, the first installment being due the month after the last partial advance is made or 12 months after the first advance, whichever occurs earlier.

At the date of issuance CPB has received all of the funds under this mutual totaling Ps. 39.5. At the date of issuance CAMMESA has not yet begun to send liquidation with the installments of principal and interest.

Financing of Major Maintenance Works

 In August 2013, through CPB LegR Note No. 64/13, CPB submitted to CAMMESA the “2014-2015 Maintenance Plan” for the conduction of major maintenance works in units BBLATV29 and BBLATV30, requesting its approval based on a remuneration scheme that would allow for their financing as the remuneration set by ES Resolution No. 95/13 was insufficient to bear the costs of major maintenance works.

The 2014-2015 Maintenance Plan was amended and adjusted after the meetings held with representatives of CAMMESA and the Technical Group (CPB LegR Notes No. 65/13, 67/13 and 72/13). The total estimated amount of the works to be executed is US$ 82 million plus VAT and associated import duties.

In parallel with the determination of the plan’s scope, negotiations have begun with the ES and CAMMESA to define the implementation of the financing necessary to perform the works, but have not yet concluded as of the date hereof.

In view of the insufficiency of the remuneration contemplated by ES Resolution No. 95/13 to finance such works, the constant decrease in the Company’s operating results since late 2011 until becoming negative, and the impossibility to resort to external financing, CPB will be forced to put off the performance of major maintenance works, which will certainly result in a lower availability of its units and the resulting decrease in income derived from the remuneration system set forth by ES Resolution No. 95/13.

22.1.3 CTLL

Corporate Bonds

On September 8, 2008, CTLL issued simple corporate bonds for a face value of US$ 178 million at 11.25%, maturing in 2015 and with a subscription price of 93.34% implying a yield through maturity of 12.95%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 22: (Continuation)

The Corporate Bonds’ original conditions provided that the amortization of principal would be made in five monthly consecutive installments, the first one becoming due sixty months as from the issuance and settlement date, and the first four amortization payments would be for an amount equivalent to 12.5% of the principal, whereas the fifth and last amortization payment and total cancellation would be made upon maturity for an amount equivalent to 50% of the issued capital stock.

Additionally, Corporate Bonds are guaranteed with a pledge on CTLL’s shares and receivables against this company, as well as the fiduciary assignment of: (a) rights to collect payments and/or claim damages resulting from: (i) electricity sales (energy and/or power) from the additional capacity resulting from the extension project, (ii) natural gas supply agreements, (iii) the project agreements, and (iv) insurance contracts; and (b) funds deposited as collateral to hedge interest on the fixed portion until the extension works’ provisional reception date. Additionally, issued Corporate Bonds are guaranteed by the Company (CTLL’s controlling shareholder) as joint and several obligor.

On October 2, 2012, the Security Agent informed CTLL of the extinction of the personal guaranty, the pledge on CTLL’s shares and the fiduciary assignment of the assigned rights (this latter, with the exception of receivables from CAMMESA and those resulting from electricity sales contracts).

The main limitations taken on by CTLL regarding Corporate Bonds are as follows: (i) limitation on the distribution of dividends, (ii) limitation on levies, (iii) limitation on restricted payments, and (iv) limitation on due and payable debt. As of December 31, 2013, CTG was in full compliance of all its commitments undertaken under the Corporate Bonds.

On July 13, 2012, CTLL’s Board of Directors approved a Repurchase Offer for its outstanding Corporate Bonds for a face value of US$ 25 million in cash at a price of Ps. 470 for each US$ 100 of face value.

As of July 20, 2012, the Repurchase Offer expiration date, CTLL had received holders’ acceptances for a number of corporate bonds with a face value of US$ 24.3.

On July 24, 2012, CTLL paid a total consideration of Ps. 118.9, and recognized a Ps. 7.2 million loss for the Corporate Bonds repurchased.

At the Extraordinary Meeting of Corporate Bondholders held on March 1, 2013, the modification to the issuance conditions for corporate bonds maturing in 2015 was agreed. The main modifications are described below:

-        Interest 2013: It was resolved to capitalize interest maturing in March and September 2013.

-        Amortization: Corporate bonds will be amortized in four semi-annual and consecutive payments, the first one being payable sixty-six months as from the issuance date. The first three amortization payments will be for an amount equivalent to 11.18% of the issued capital. The fourth and last payment will be made on the maturity date for an amount equivalent to 66.46% of the issued capital.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 22: (Continuation)

-        Early Redemption: If you make an early redemption CTLL until the sixth year as from the issuance date, an additional amount equivalent to 50% of the interest rate multiplied by the amount of the capital pending payment and subject to redemption will be paid. If such redemption is made from the sixth year, this additional amount will be reduced to 25% of the interest rate. Notwithstanding the foregoing, should CTLL decide to redeem its corporate bonds for an amount of up to US$ 22.4 million at the reference exchange rate in force two business days before the redemption at any time up to the corporate bonds' maturity date, no additional amount will be paid.

The above changes have been accounted for as a modification of debt.

Bank loans

On June 14, 2012, Banco de la Nación Argentina S.A. granted financing to CTLL for a total amount of Ps 45 million, which bears interest at Badlar rate plus a 4% nominal annual rate. Interest are payable on a monthly basis and principal is repayable in twenty-seven monthly consecutive installments, the first of them maturing 4 months as from the loan granting date.

On April 5, 2013, Citibank NA’s Argentine branch granted financing to CTLL for an amount of Ps. 49 million, which accrues interest: (i) at a 19% rate for the period comprised between the disbursement date and July 1, 2013; (ii) at a 20.5% rate for the period comprised between July 1, 2013 and July 1, 2014; and (iii) 22.25% for the period comprised between July 1, 2014 and the final maturity date. Interest will be payable on a monthly basis as from the disbursement date, and principal will be payable in four equal quarterly installments, the first one maturing on April 1, 2014.

On September 27, 2013, Citibank NA’s Argentine branch disbursed the second tranche of this loan, in the amount of Ps. 24 million, which accrues interest: (i) at a 20.5% rate for the period comprised between the disbursement date and July 1, 2014; (ii) at a 22.25% rate for the period comprised between July 1, 2014 and the final maturity date. Interest will be payable on a monthly basis as from the disbursement date, and principal will be payable in four equal quarterly installments, the first one maturing on January 1, 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 22: (Continuation)

22.2 Distribution

Edenor´s Corporate Bonds Programme

Edenor is included in a Corporate Bonds programme; its most relevant information is detailed below:

Debt issued in US$:

				Millons of U$S			Millons of Ps
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.12	Debt Purchase 2013 (2)	Debt structure at 12.31.13	At 12.31.2013
Fixed Rate Par Note	7	10.50	2017	24.8	(10.0)	14.8	96.3
Fixed Rate Par Note (1)	9	9.75	2022	247.4	(61.3)	186.1	1,213.7
Total				272.2	(71.3)	200.9	1,310.0

				Millons of U$S		Millons of Ps
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.11	Debt structure at 12.31.12	At 31.12.2013
Fixed Rate Par Note	7	10.5	2017	24.8	24.8	121.8
Fixed Rate Par Note (1)	9	9.75	2022	247.4	247.4	1,223.5
Total				272.2	272.2	1,345.3

(1) Net of issuance expenses.

(2) Includes receivables from sale of subsidiaries, through the trust and collection of financial credits with related companies.

Debt issued in Argentine peso:

Corporate Notes	Debt structure (Millons of Ps)
	Class	Rate	Year of Maturity	12.31.2013	12.31.2012
Fixed Rate Par Note	8	Badlar +6,75	2013	-	11.7
Total				-	11.7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 22: (Continuation)

22.6 PEPASA

VCPs Global Programme

On July 27, 2011, at PEPASA’s Extraordinary General Meeting of Shareholders the creation of a VCP global program was approved for a maximum amount of Ps. 200 million or its equivalent in other currencies, pursuant to which PEPASA may issue short-term Corporate Bonds (simple, non-convertible into shares), promissory notes or short-term securities with common, special and/ or floating security and/ or any other guarantee (including, although not limited to, third-party guarantees), whether subordinated or not.

 As of December 31, 2013, PEPASA had emitted the following series of VCP:

Class	Issuance date	Nominal Amount	Interest Rate	Payment:
				Capital	Interest
1	October 6, 2011	46.654.990	Badlar + 3.5%	360 days	Quarterly
2	May 11, 2012	32.564.000	Badlar + 2.75%	360 days	Quarterly
3	October 3, 2012	34.396.246	Badlar + 4.25%	360 days	Quarterly
4		USD 6.520.523	4.25%	360 days	Quarterly
5	March 27, 2013	77.821.661	Badlar + 2.99%	365 days	Quarterly
6		USD 4.342.138	0.01%	365 days	Quarterly
7	October 3, 2013	65.400.000	Badlar + 4.25%	365 days	Quarterly

As of December 31, 2013, outstanding Series 5, 6 and 7 VCPs amounted to Ps. 174.3 million, including principal and interest.

Resources gathered through the issuance of these VCPs have been destined to investments in fixed assets, the payment of working capital and/ or the refinancing of liabilities.

Corporate Bonds Program

Under the Simple Corporate Bonds Program (that is, corporate bonds non-convertible into shares) for up to US$ 100 million (or its equivalent value in other currencies) dated March 19, 2013, on June 28, 2013, PEPASA issued Class 1 Corporate Bonds for a face value of Ps. 254.8 million accruing interest at the Private Badlar rate plus a 3% margin and finally maturing on June 28, 2016 as a productive investment computable under Section 35.k of the Insurance Activity General Rules and Regulations. Interests are payable on a quarterly basis.

Funds obtained through the issuance of these bonds will be destined to investments in physical assets and/ or to the payment of working capital.

Bank Loans

On September 27. 2013, PEPASA cancelled in whole its loan with the ICBC entered into on October 13, 2011 in the amount of Ps. 20 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 22: (Continuation)

22.3.2 PISA

Financing Agreements

Regarding the acquisitions of CIESA corporate bonds, realized on January, 27, 2011 mentioned in Note 42, PISA signed a Credit Agreement with Citibank N.A. and Standard Bank PLC, which allowed it to obtain financing for a total amount of US$ 60 million. On March 4, 2011, PISA received additional financing from such entities for US$ 30 million.

On August 11, 2011, Pampa Inversiones executed an agreement with Citibank N.A. and Standard Bank PLC. for the financing extension,  which accrues interest at a LIBOR rate plus 7%, with semiannual principal payments as of February 11, 2013 and due in August 11, 2015.

On July 13, 2012, PISA paid off the loan entered into with Citibank N.A. and Standard Bank PLC in the amount of US$ 70 million and renegotiated a new loan with Standard Bank in the amount of US$ 20 million at the Libor rate plus a 7% spread and semi-annual repayments as from February 2013; as at the date hereof, two installments in the amount of US$ 8 million have been early cancelled and the maturity date for the new installments has been renegotiated through a new amendment to August 2014 for US$ 8 million, and to February 2015 for US$ 4 million.

On July 13, 2013, PISA entered into a Second Amendment whereby Standard Bank PLC sold 100% of the loan to BR LuxembourgS.à.r.l for an amount of US$ 12 million, regarding which one installment in the amount of US$ 3 million was early cancelled on August 30, 2013.

On October 3, 2013, PISA, through a Release Notice, repaid the whole loan outstanding with BR LuxembourgS.à.r.l as at the closing date for an amount of US$ 9 million plus interest accrued as at that date.

22.3.3 Pampa Energía

TGS Financing

On October 6, 2011, TGS granted the Company a loan amounting to US$ 26 million for an initial term of one year, automatically renewable at maturity for an additional year and accruing interest at an annual 6.8% rate.

On October 6, 2012, such loan was renewed for an amount of US$ 26 million plus the interest accrued during a one-year term under the originally agreed conditions, which do not differ from current market conditions for this type of operation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 22: (Continuation)

On April 26, 2013, the parties agreed on the following amendments to the loan agreement:

i)      The maturity date will be October 6, 2014, automatic extendable for a single additional period of one year,

ii)     The loan will be paid at maturity or in advance through the full and unconditional assignment to TGS of all PESA’s rights and obligations under the ICSID Agreement (Note 47) in case, on or before the maturity date: (a) TGS has received a 20% increase on its tariff chart and that increase remains effective pursuant to the Transitory Agreement approved by Order No. 1918/09 of the National Executive Branch, or (b) the following has been granted to TGS and remains effective: (x) the tariff adjustment set forth in the Agreement initialized by TGS and approved by its Board of Directors on October 5, 2011, or (y) any other compensatory system implemented through any tariff review system or mechanism hereinafter replacing those currently in force under Economic Emergency Law No. 25,561 of the Republic of Argentina and having an equivalent economic effect on TGS.

iii)   In all cases, compensatory and punitive interest will be fully paid at maturity or in advance in freely available U.S. dollars.

iv)   Principal will bear compensatory interest at a 6.8 % annual nominal rate plus VAT as from the loan’s effective date and until the date of this modification, at a 6.8 % annual nominal rate plus VAT until its maturity date, and in case the loan is extended, at the market rate to be determined for the following annual period as from October 6, 2014 and until the date all amounts owed under the loan are fully paid off. Compensatory interest will mature and be payable in a lump sum together with the cancellation of principal on the applicable maturity date.

NOTE 23: DEFERRED REVENUES

	12.31.2013	12.31.2012

Related to IFRIC 12	-	230,061,504
Customer contributions not subject to repayment	33,665,717	34,365,761
	33,665,717	264,427,265

NOTE 24: SALARIES AND SOCIAL SECURITY PAYABLE

Non current	12.31.2013	12.31.2012

Seniority bonuses	24,795,208	15,477,689
Anticipated retirements	1,164,097	1,982,592
	25,959,305	17,460,281

Current	12.31.2013	12.31.2012

Salaries and social security contributions	159,761,177	176,016,129
Provision for vacations	202,921,384	139,137,518
Provision for gratifications	26,903,441	31,553,534
Provision for annual bonus for efficiency	109,930,394	97,442,201
Retirement anticipated	1,928,680	3,721,276
	501,445,076	447,870,658

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 25: DEFINED BENEFITS PLANS

The following are the benefits that the Company granted to certain employees under the existing collective union agreements:

a)      seniority bonus to be granted to personnel with certain number of years of service;

b)      a bonus for all workers having accumulated years of services with contributions to obtain the regular retirement payment.

The amounts and conditions vary depending on the collective bargaining agreement.

The movement in the defined benefit obligation over the year is as follows:

	12.31.2013	12.31.2012
Liabilities at the beginning	142,749,594	118,522,782
Cost for current services	5,147,032	4,765,462
Cost for interest	27,877,079	23,842,838
Discontinued operations	(45,299,718)	9,136,405
Actuarial losses (gains)	27,764,805	(7,877,538)
Benefit payments	(13,164,865)	(5,640,355)
Liabilities at the end	145,073,927	142,749,594

The detail of the obligation for defined benefit plans by segment is as follows:

	12.31.2013	12.31.2012
Generation	42,382,871	30,345,694
Distribution	102,691,056	112,403,900
Total	145,073,927	142,749,594

As of December 31, 2013 and 2012, the Company carried no assets related to defined benefits plans.

The details of the charge acknowledged in the Comprehensive Income (loss) Statement is the following:

	12.31.2013	12.31.2012
Cost for current services	5,147,032	4,765,462
Cost for interest	27,877,079	23,842,838
Actuarial income	730,605	137,131
Actuarial (loss) income through other comprehensive (loss) income	27,034,200	(8,014,669)
Total cost	60,788,916	20,730,762

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 25: (Continuation)

The obligations for defined benefit plans expected are:

12.31.2013
Less than one year	8,552,119
One to two years	8,218,342
Two to three years	7,063,380
Three to four years	7,567,321
Four to five years	8,745,413
Up to five years	107,640,629

The actuarial assumptions used were as follows:

	12.31.2013	12.31.2012
Discount rate	6%	6%
Salaries increase	2%	2%
Inflation	25%	29%

The following information shows the effect of a variation in the discount rate and salaries increase on the obligation amount:

12.31.2013

Discount rate: 5%	154,081,354
Obligation	9,007,427
Variation	6.21%

Discount rate: 7%	136,801,511
Obligation	(8,272,416)
Variation	(5.70%)

Salaries increase: 1%	137,251,638
Obligation	(7,822,289)
Variation	(5.39%)

Salaries increase: 3%	153,834,962
Obligation	8,761,035
Variation	6.04%

Estimates based on actuarial techniques imply the use of statistical tools, such as the so-called demographic tables used in the actuarial valuation of the Company active personnel.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 25: (Continuation)

In order to determine the mortality of the Company active personnel, the “1971 Group Annuity Mortality” table has been used. In general, a mortality table shows for each age group the probability that a person in any such age group will die before reaching a predetermined age. Male and female mortality tables are elaborated separately inasmuch as men and women’s mortality rates are substantially different.

In order to estimate total and permanent disability due to any cause, 80% of the “1985 Pension Disability Study” table has been used.

In order to estimate the probability that the Company active personnel will leave the Company or stay therein, the “ESA 77” table has been used.

Liabilities related to the above-mentioned benefit plans have been determined contemplating all the rights accrued by the beneficiaries of the plans through the closing date of the year ended December 31, 2013.

NOTE 26: TAX LIABILITIES

Non current	12.31.2013	12.31.2012

Value added tax	9,047,635	23,248,780
Income tax provision, net of witholdings and advances	25,002,078	205,848
Minimum notional income tax provision, net of witholdings and advances	52,336,195	25,208,087
Sales tax	41,128,513	-
Payment plans	20,007,572	9,970,610
Other	2,573,515	2,911,877
	150,095,508	61,545,202

Current	12.31.2013	12.31.2012

Income tax provision, net of witholdings and advances	5,230,060	20,376,013
Tax on assets provision, net of witholdings and advances	28,637,726	5,684,123
Value added tax	22,544,799	35,572,553
Municipal, provincial and national contributions	53,620,401	88,720,033
Payment plans	41,354,824	2,824,586
Municipal taxes	36,318,250	40,828,082
Tax withholdings to be deposited	33,370,004	31,902,052
Stamp tax payable	9,590,568	9,590,568
Other	9,051,638	12,621,217
	239,718,270	248,119,227

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 27: PROVISIONS

	Non current
	For contingencies	For decomissioning of wells	Total
Total allowances as of December 31, 2012	85,527,822	881,711	86,409,533
Increases	14,637,856	879,435	15,517,291
Decreases	(8,299,769)	-	(8,299,769)
Discontinued operations	(3,296,045)	-	(3,296,045)
Total allowances as of December 31, 2013	88,569,864	1,761,146	90,331,010

	Current
	For contingencies
Total allowances as of December 31, 2012	11,659,708
Increases	21,933,590
Decreases	(17,058,944)
Discontinued operations	(4,161,372)
Total allowances as of December 31, 2013	12,372,982

NOTE 28: SALES

	12.31.2013	12.31.2012

Sales of energy to the SPOT Market	597,361,773	2,518,210,710
Energy sales Resolution No. 220/07	375,122,985	338,032,672
Sales of energy to MAT	469,335,445	487,405,754
Energy plus sales	267,833,254	245,239,914
Other sales	19,679,689	18,149,301
Generation subtotal	1,729,333,146	3,607,038,351

Energy sales	3,393,759,304	2,937,660,449
Right of use of posts	41,537,592	34,762,156
Connection and reconnection charges	5,393,605	4,759,038
Distribution subtotal	3,440,690,501	2,977,181,643

Gas sales	116,396,140	85,533,872
Oil and liquid sales	18,676,492	4,636,191
Administrative services sales	20,985,911	15,584,365
Other sales	1,214,398	749,601
Holding and others subtotal	157,272,941	106,504,029

Intersegment sales	7,696,962	4,640,796

Total sales	5,334,993,550	6,695,364,819

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 29: COST OF SALE

	12.31.2013	12.31.2012
Inventories at the beginning of the year	107,342,562	64,433,908

Plus: Charges of the year
Purchases of inventories and of energy from the distribution segment	2,056,829,052	1,826,131,104

Salaries and social benefits	989,432,017	609,191,480
Accrual of defined benefit plans	25,808,193	21,900,460
Fees and compensations for services	696,973,646	465,258,896
Property, plant and equipment depreciations	315,625,162	316,423,602
Intangible assets amortization	29,462,219	30,149,040
Depreciation of biological assets	40,815	64,798
Gas consumption	147,490,706	578,895,048
Purchase of energy	546,124,382	485,618,526
Fuel consumption	29,316,309	1,614,088,251
Transport of energy	24,815,156	21,057,643
Material consumption	162,592,701	109,120,728
Penalties	305,777,489	128,670,468
Maintenance	100,545,265	58,762,711
Royalties and fees	45,569,871	36,330,926
Gas production	11,568,867	5,761,657
Rental and insurance	51,611,895	41,612,628
Surveillance and security	22,520,858	15,417,431
Taxes, rates and contributions	15,259,783	10,906,618
Communications	8,189,542	8,183,641
Other	19,384,913	15,134,261
Subtotal	3,548,109,789	4,572,548,813

Less: Inventories at the end of the year	(113,706,655)	(107,342,562)
Cost of sales	5,598,574,748	6,355,771,263

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 30: SELLING EXPENSES

	12.31.2013	12.31.2012
Salaries and social benefits	185,315,715	118,148,914
Accrual of defined benefit plans	3,727,606	3,367,723
Fees and compensations for services	200,276,881	155,126,979
Property, plant and equipment depreciations	9,301,600	7,373,888
Penalties	52,700,000	10,386,359
Doubtful accounts	55,653,050	19,318,707
Surveillance and security	552,808	679,871
Taxes, rates and contributions	94,599,242	77,068,889
Communications	32,628,934	20,493,231
Other	665,637	2,037,835
Total selling expenses	635,421,473	414,002,396

NOTE 31: ADMINISTRATIVE EXPENSES

	12.31.2013	12.31.2012
Salaries and social benefits	254,193,647	215,793,451
Accrual of defined benefit plans	4,218,917	3,477,248
Fees and compensations for services	147,204,318	91,592,100
Directors and Sindycs’ fees	18,819,985	19,509,857
Reserve for directors’ options	8,945,352	8,945,352
Property, plant and equipment depreciations	15,823,013	12,571,208
Intangible assets amortization	1,038,924	7,455,312
Material and spare parts consumption	7,737,331	6,510,436
Maintenance	1,723,604	12,847,492
Transport and per diem	3,486,066	4,779,027
Rental and insurance	33,777,439	25,025,859
Surveillance and security	11,746,010	5,270,083
Taxes, rates and contributions	32,974,034	24,795,547
Communications	5,416,538	4,322,304
Advertising and promotion	7,664,017	7,573,817
Contingencies	538,546	3,418,365
Other	9,083,615	9,430,051
Total administrative expenses	564,391,356	463,317,509

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 32: OTHER OPERATING INCOME AND EXPENSES

Other operating income	Note	12.31.2013	12.31.2012
Insurance recovery		245,975,559	135,003,525
Recovery of expenses		10,922,850	-
Recovery of allowances for receivables		4,835,714	1,496,081
Recovery of allowances for tax credits		13,751,536	21,750,177
Recovery of contingencies		-	1,048,252
Recovery of other operating costs		13,002,003	-
Recognition Agreement March	39	85,177,042	-
Dividends earned		6,876,038	1,581,532
Billing work to third parties		21,699,983	15,865,316
Commissions on municipal tax collection		8,638,401	6,650,425
Surplus Gas Injection Compensation Res. No. 1/13		22,572,407	-
Profit of property, plant and equipment sale		403,000	1,714
Advance payments received for subsidiaries sales agreement		8,868,000	-
Other		23,497,497	13,021,078
Total other operating income		466,220,030	196,418,100

Other operating loss
Allowances for contingencies		(36,032,900)	(24,744,323)
Voluntary retirements - bonus		(15,875,775)	(10,125,734)
Decreaeses in property, plant and equipment		(13,807,236)	(1,969,513)
Decreaeses in intangible assets		-	1,127,304
Indemnities		(4,924,296)	(4,819,215)
Allowances for other receivables		(10,953,563)	(42,480,405)
Allowances for doubtful tax credits		(10,088,463)	(9,804,687)
Net expense techniques		(15,540,678)	(10,596,738)
Tax on bank transactions		(82,374,720)	(72,330,238)
Third parties cost jobs		(9,035,156)	(13,687,931)
Donations and contributions		(3,078,609)	(4,688,710)
Other		(9,742,242)	(9,829,769)
Total other operating loss		(211,453,638)	(203,949,959)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 33: FINANCIAL RESULTS

Finance income	12.31.2013	12.31.2012
Comercial interest	93,797,636	92,228,661
Financial interest	242,496,435	49,934,508
Other interest	1,336,066	1,100,673
Total finance income	337,630,137	143,263,842

Finance cost
Comercial interest	(337,086,792)	(65,212,541)
Fiscal interest	(40,861,761)	(30,209,250)
Financial interest	(415,828,810)	(392,568,218)
Other interest	(266,289)	(480,226)
Taxes and bank commissions	(17,658,684)	(10,420,132)
Other finance costs	(3,985,095)	(3,051,945)
Total finance cost	(815,687,431)	(501,942,312)

Other finance results
Foreing currency exchange difference	(735,720,463)	(344,622,323)
Result from repurchase of corporate bonds	88,879,485	21,451,233
Changes in the fair value of financial instruments	295,854,837	191,938,160
Discounted value measurement	(155,869,735)	(72,030,127)
Other finance results	(3,975,734)	261,333
Total other finance results	(510,831,610)	(203,001,724)
Other finance results, net	(988,888,904)	(561,680,194)

NOTE 34: INCOME TAX

The breakdown of income tax charge is:

	Note	12.31.2013	12.31.2012
Current tax		32,984,761	30,387,591
Deferred tax asset	14	(177,697,799)	(169,457,470)
Adjustment tax returns amendment		12,415,095	-
Difference in the estimate of previous fiscal year income tax and the income return		2,846,486	10,516,381
Tax on assets accounted		15,238,198	12,180,476
Discontinued operations		105,533,766	(16,938,000)
Total tax charge to earning (loss)		(8,679,493)	(133,311,022)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 34: (Continuation)

As follow is reconciliation between income tax expense and the amount resulting from application of the tax rate on the income (loss) before taxes:

	12.31.2013	12.31.2012
(Profit) Loss before taxes	732,964,155	(1,243,947,326)
Current tax rate	35%	35%
Result at the tax rate	256,537,454	(435,381,564)

Share profit of Joint Ventures and associates	899,798	10,053,874
Reserve for directors’ options	3,130,873	3,130,873
Non-taxable income	(244,030,505)	(76,450,092)
Non-deductible loss	23,993,259	10,639,281
Other	1,995,728	5,627,819
Subtotal	42,526,607	(482,379,809)

Expiration of tax loss-carryforwards	23,260,952	1,600,376
Minimun notional income tax credit	15,238,198	12,180,476
Difference in the estimate of previous fiscal year income tax and the income tax statement	1,952,401	17,955,669
Discontinued operations	105,533,766	(16,938,000)
Tax loss-carryforwards not previously recognized	(385,844,096)	-
Deferred tax assets not recognized	188,652,679	334,270,266
Total income tax expense	(8,679,493)	(133,311,022)

As of December 31, 2013 and 2012 consolidated accumulated tax losses amount to Ps 1,387.6 million and Ps. 2,136.5 million, respectively, which may be offset, pursuant to the applicable tax laws, with tax profits corresponding to future fiscal years based on the following breakdown:

		Amount to 35%
Fiscal year generation	Fiscal year prescription	12.31.2013	12.31.2012

2008	2013	-	15,788,190
2009	2014	56,971,649	57,099,641
2010	2015	105,760,796	108,654,975
2011	2016	90,695,082	187,131,182
2012	2017	91,282,940	379,087,489
2013	2018	140,921,315	-
		485,631,782	747,761,477
Unrecognized deferred assets		(349,395,952)	(549,533,185)
Tax loss-carryforwards		136,235,830	198,228,292

Due to the uncertainty on whether future tax income may or may not absorb all deferred tax assets, as of December 31, 2013 and 2012 the Company and some subsidiaries have not recorded deferred assets resulting from tax-loss carry-forwards accrued for a total amount of Ps. 349.4 million and Ps. 549.5 million, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 35: EARNING (LOSS) PER SHARE

a)    Basic

Basic earnings (loss) per share are calculated by dividing the result attributable to the Company’s equity interest holders by the weighted average of outstanding common shares during the year.

	12.31.2013	12.31.2012
Earnings (Loss) attributable to the equity holders of the company during the period from continuing operations	371,782,245	(674,653,661)
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Basic and diluted earnings (loss) per share from continuing operations	0.2829	(0.5133)

	12.31.2013	12.31.2012
(Loss) earnings attributable to the equity holders of the company during the period for discontinued operations	(85,698,444)	24,959,407
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Basic (loss) earnings per share from discontinued operations	(0.0652)	0.0190

b)    Diluted

Diluted earnings (loss) per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares. The Company has a kind of dilutive potential common shares, which consist on share purchase options.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 35: (Continuation)

The calculation of diluted earnings (loss) per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning (loss) per share equal to the basic. Therefore, the basic and diluted results per share are the same for continuing operations during the 2013 and 2012, and for discontinued operations during 2013.

12.31.2012
Earnings attributable to the equity holders of the company during the period for discontinued operations	24,959,407
Weighted average amount of outstanding shares	1,314,310,895
Adjustments for stock options	30,161,772
Weighted average amount of outstanding shares for diluted profit per share	1,344,472,667
Diluted earnings per share from discontinued operations	0.0186

NOTE 36: SEGMENT INFORMATION

The Company is engaged on the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation, conformed by direct and indirect equity interest in  CPB,  CTG, CTLL, HINISA, HIDISA, Powerco, PACOSA and investments in shares in other companies related to the electricity generation sector.

Transmission, conformed by indirect equity interest through Citelec in Transener and its subsidiaries. For the purposes of presenting segment information the indirect equity interest has been consolidated proportionally.

Distribution, conformed by indirect equity interest in EASA, Edenor, and its directly controlled subsidiaries AESEBA, and the subsidiaries of the latter. As of December 31, 2013, and pursuant to the divestment mentioned in Note 19, the Company has deconsolidated AESEBA, classifying their results as discontinued operations.

Holding and others, conformed by financial investment operations, holding activities, oil and gas exploitation, and other businesses.

The Company manages its segments to the net income level of reporting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 36: (Continuation)

Consolidated statement of income at December 31, 2013	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Sales	1,729,333,146	435,300,074	3,440,690,501	157,272,941	-	5,762,596,662
Intersegment sales	2,002,563	1,580,605	-	52,778,991	(47,084,592)	9,277,567
Cost of sales	(1,425,629,452)	(368,319,059)	(4,118,953,704)	(89,044,203)	35,052,611	(5,966,893,807)
Gross profit	305,706,257	68,561,620	(678,263,203)	121,007,729	(12,031,981)	(195,019,578)

Selling expenses	(79,722,087)	-	(549,142,696)	(6,556,690)	-	(635,421,473)
Administrative expenses	(139,046,394)	(79,722,724)	(332,572,593)	(102,742,041)	10,029,418	(644,054,334)
Other operating income	363,356,067	9,677,530	62,289,569	40,572,590	-	475,895,756
Other operating expenses	(45,840,609)	(14,585)	(143,441,679)	(22,156,765)	-	(211,453,638)
Share profit of joint ventures	-	-	4,682	-	-	4,682
Share profit of associates	-	-	-	2,228,499	-	2,228,499
Operating profit (loss) before Resolution ES No. 250/13 and ES Note No. 6852/13	404,453,234	(1,498,159)	(1,641,125,920)	32,353,322	(2,002,563)	(1,207,820,086)
Higher Costs Recognition - Resolution ES No. 250/13 and ES Note No. 6852/13	-	-	2,933,051,544	-	-	2,933,051,544
Operating profit (loss)	404,453,234	(1,498,159)	1,291,925,624	32,353,322	(2,002,563)	1,725,231,458

Finance income	63,949,836	174,491,764	287,067,095	7,934,214	(21,321,008)	512,121,901
Finance cost	(218,069,768)	(62,327,122)	(565,770,281)	(53,129,282)	21,293,461	(878,002,992)
Other finance results	(437,463,117)	(111,560,013)	(425,491,481)	352,122,988	-	(622,391,623)
Financial results, net	(591,583,049)	604,629	(704,194,667)	306,927,920	(27,547)	(988,272,714)
Profit (Loss) before income tax	(187,129,815)	(893,530)	587,730,957	339,281,242	(2,030,110)	736,958,744

Income tax	(20,682,593)	(866,654)	49,224,770	(19,862,684)	-	7,812,839
(Loss) Profit for the year from continuing operations	(207,812,408)	(1,760,184)	636,955,727	319,418,558	(2,030,110)	744,771,583

Discontinued operations	-	(3,155,800)	(128,888,438)	-	2,030,110	(130,014,128)
Adjustment non-controlling interest in joint ventures	-	27,865	-	-	-	27,865
Total (loss) profit of the year	(207,812,408)	(4,888,119)	508,067,289	319,418,558	-	614,785,320

Depreciation and amortization (2)	107,730,568	41,944,731	226,560,729	45,945,788	-	422,181,816

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 36: (Continuation)

Consolidated statement of income at December 31, 2013	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Total (loss) profit attributable to:
Owners of the Company	(191,916,592)	(4,888,119)	163,469,954	319,418,558	-	286,083,801
Non - controlling interest	(15,895,816)	-	344,597,335	-	-	328,701,519

Consolidated statement of financial position as of December 31,2013
Assets	3,714,900,214	963,993,871	6,971,553,493	2,183,787,385	(455,870,761)	13,378,364,202
Liabilities	2,713,844,869	687,818,246	6,434,706,032	995,033,986	(455,870,761)	10,375,532,372

Additional consolidated information as of December 31, 2013
Increases in property, plant and equipment	50,790,025	108,370,673	1,092,342,662	140,391,783	-	1,391,895,143

(1) Includes financial results generated by financial debt issued by EASA for Ps. 222.4 million and other consolidation adjustments.

(2) Includes amortizations and depreciation of fixed assets, intangible assets and biological assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 36: (Continuation)

Consolidated statement of income at December 31, 2012	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Sales	3,607,038,351	255,513,915	2,977,181,643	106,504,029	-	6,946,237,938
Intersegment sales	16,183,407	8,920,416	-	81,899,561	(93,442,172)	13,561,212
Cost of sales	(3,190,806,836)	(281,431,213)	(3,097,720,286)	(67,675,153)	431,012	(6,637,202,476)
Gross profit	432,414,922	(16,996,882)	(120,538,643)	120,728,437	(93,011,160)	322,596,674

Selling expenses	(57,222,941)	-	(353,831,009)	(2,948,446)	-	(414,002,396)
Administrative expenses	(150,779,756)	(64,698,487)	(260,252,047)	(129,077,891)	76,827,750	(527,980,431)
Other operating income	138,244,262	4,560,522	33,733,717	24,440,117	-	200,978,618
Other operating expenses	(39,506,534)	(13,188)	(152,773,658)	(11,656,579)	-	(203,949,959)
Loss of joint ventures	-	-	2,891	-	-	2,891
Share profit of associates	-	-	-	2,294,951	-	2,294,951
Impairment of property, plant and equipment	(108,283,569)	-	-	-	-	(108,283,569)
Operating profit (loss)	214,866,384	(77,148,035)	(853,658,749)	3,780,589	(16,183,410)	(728,343,221)

Finance income	74,425,078	80,230,223	75,893,581	4,811,860	(11,866,677)	223,494,065
Finance cost	(199,846,517)	(50,109,549)	(273,102,282)	(40,849,725)	11,866,677	(552,041,396)
Other finance results	(148,055,962)	(34,515,393)	(217,384,515)	162,438,189	-	(237,517,681)
Financial results, net	(273,477,401)	(4,394,719)	(414,593,216)	126,400,324	-	(566,065,012)
Profit (Loss) before income tax	(58,611,017)	(81,542,754)	(1,268,251,965)	130,180,913	(16,183,410)	(1,294,408,233)

Income tax	1,093,264	27,075,403	137,003,075	(4,650,278)	-	160,521,464
Profit (Loss) for the year from continuing operations	(57,517,753)	(54,467,351)	(1,131,248,890)	125,530,635	(16,183,410)	(1,133,886,769)

Discontinued operations	-	(2,272,302)	14,883,111	-	16,183,410	28,794,219
Adjustment non-controlling interest in joint ventures	-	25,522,767	-	-	-	25,522,767
Total profit (loss) of the year	(57,517,753)	(31,216,886)	(1,116,365,779)	125,530,635	-	(1,079,569,783)

Depreciation and amortization (2)	123,178,952	38,296,343	213,382,705	46,421,543	-	421,279,543

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 36: (Continuation)

Consolidated statement of income at December 31, 2012	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Total profit (loss) attributable to:
Owners of the Company	(74,750,872)	(31,216,886)	(669,257,131)	125,530,635	-	(649,694,254)
Non - controlling interest	17,233,119	-	(447,108,648)	-	-	(429,875,529)

Additional consolidated information as of December 31, 2012
Assets	3,355,134,824	851,266,469	6,758,035,608	1,387,430,604	(332,909,916)	12,018,957,589
Liabilities	2,115,695,457	571,389,759	6,636,365,029	570,001,566	(332,909,916)	9,560,541,895

Additional consolidated information as of December 31, 2012
Increases of property, plant and equipment	71,581,329	38,142,635	544,310,251	47,101,374	-	701,135,589

(1) Includes financial results generated by financial debt issued by EASA for Ps. 110.7 million and other consolidation adjustments.

(2) Includes amortizations and depreciation of fixed assets and intangible assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 36: (Continuation)

Accounting criteria used by the subsidiaries for the measuring of results, assets and liabilities of the segments are consistent with those used in the consolidated financial statements. Transactions between different segments are conducted under market conditions. Assets and liabilities are assigned based on the segment’s activity.

The segment called “Electricity transmission”, which corresponds to the Company’s indirect interest in Citelec and its subsidiaries, has been included as a reportable segment since it is considered as such in the reports received by the Executive Director. Since the stake in such companies constitutes an interest in a joint venture, it is not consolidated and it is valued according to the equity method of accounting in the Consolidated statement of Income and Financial position.

In this sense, the reconciliation between the segment information and the Consolidated statement of Income is presented below:

Consolidated statement of income at December 31, 2013	Segment information	Results from interest in joint ventures	Total income
Sales	5,762,596,662	(435,300,074)	5,327,296,588
Intersegment sales	9,277,567	(1,580,605)	7,696,962
Cost of sales	(5,966,893,807)	368,319,059	(5,598,574,748)
Gross loss	(195,019,578)	(68,561,620)	(263,581,198)

Selling expenses	(635,421,473)	-	(635,421,473)
Administrative expenses	(644,054,334)	79,662,978	(564,391,356)
Other operating income	475,895,756	(9,675,726)	466,220,030
Other operating expenses	(211,453,638)	-	(211,453,638)
Share loss of Joint Ventures	4,682	(4,804,031)	(4,799,349)
Share profit of associates	2,228,499	-	2,228,499
Operating profit before Resolution ES No. 250/13 and ES Note No. 6852/13	(1,207,820,086)	(3,378,399)	(1,211,198,485)
Higher Costs Recognition - Resolution ES No. 250/13 and ES Note No. 6852/13	2,933,051,544	-	2,933,051,544
Operating profit	1,725,231,458	(3,378,399)	1,721,853,059

Finance income	512,121,901	(174,491,764)	337,630,137
Finance cost	(878,002,992)	62,315,561	(815,687,431)
Other finance results	(622,391,623)	111,560,013	(510,831,610)
Finance results, net	(988,272,714)	(616,190)	(988,888,904)
Profit before income tax	736,958,744	(3,994,589)	732,964,155

Income tax	7,812,839	866,654	8,679,493
Profit before income tax	744,771,583	(3,127,935)	741,643,648

Discontinued operations	(130,014,128)	3,155,800	(126,858,328)
Adjustment non-controlling interest in Joint Ventures	27,865	(27,865)	-
Profit for the year	614,785,320	-	614,785,320

Depreciation and amortization	422,181,816	(41,944,731)	380,237,085

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 36: (Continuation)

Additional consolidated information as of December 31, 2013	Segment information	Assets and liabilities from interest in joint ventures	Statements of financial position
Assets	13,378,364,202	(815,809,970)	12,562,554,232
Liabilities	10,375,532,372	(687,800,243)	9,687,732,129

Additional consolidated information as of December 31, 2013	Segment information	Assets and liabilities from interest in joint ventures	Note 10
Property, plant and equipment increases	1,391,895,143	(108,370,673)	1,283,524,470

Consolidated statement of income at December 31, 2012	Segment information	Results from interest in joint ventures	Total income
Sales	6,946,237,938	(255,513,915)	6,690,724,023
Intersegment sales	13,561,212	(8,920,416)	4,640,796
Cost of sales	(6,637,202,476)	281,431,213	(6,355,771,263)
Gross loss	322,596,674	16,996,882	339,593,556

Selling expenses	(414,002,396)	-	(414,002,396)
Administrative expenses	(527,980,431)	64,662,922	(463,317,509)
Other operating income	200,978,618	(4,560,518)	196,418,100
Other operating expenses	(203,949,959)	-	(203,949,959)
Share loss of Joint Ventures	2,891	(31,023,197)	(31,020,306)
Share profit of associates	2,294,951	-	2,294,951
Impairment of property, plant and equipment	(108,283,569)	-	(108,283,569)
Operating (loss) profit	(728,343,221)	46,076,089	(682,267,132)

Finance income	223,494,065	(80,230,223)	143,263,842
Finance cost	(552,041,396)	50,099,084	(501,942,312)
Other finance results	(237,517,681)	34,515,957	(203,001,724)
Finance results, net	(566,065,012)	4,384,818	(561,680,194)
(Loss) Profit before income tax	(1,294,408,233)	50,460,907	(1,243,947,326)

Income tax	160,521,464	(27,210,442)	133,311,022
Profit before income tax	(1,133,886,769)	23,250,465	(1,110,636,304)

Discontinued operations	28,794,219	2,272,302	31,066,521
Adjustment non-controlling interest in Joint Ventures	25,522,767	(25,522,767)	-
(Loss) for the year	(1,079,569,783)	-	(1,079,569,783)

Depreciation and amortization	421,279,543	(38,296,343)	382,983,200

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 36: (Continuation)

Additional consolidated information as of December 31, 2012	Segment information	Assets and liabilities from interest in joint ventures	Statements of financial position
Assets	12,018,957,589	(699,473,658)	11,319,483,931
Liabilities	9,560,541,895	(571,373,108)	8,989,168,787

Additional consolidated information as of December 31, 2012	Segment information	Assets and liabilities from interest in joint ventures	Note 10
Property, plant and equipment increases	701,135,589	(38,142,635)	662,992,954

NOTE 37: RELATED PARTIES´ TRANSACTIONS

The following operations were carried out with related parties:

a)    Sales of goods and services

	12.31.2013	12.31.2012
Joint ventures
Transener	7,696,962	4,640,796

Other related parties
CYCSA	1,095,864	-
	8,792,826	4,640,796

It corresponds principally to advisory services in technical assistance for the operation, maintenance and management of the transport system of high-voltage electricity.

b)    Purchases of goods and services

	12.31.2013	12.31.2012
Joint ventures
Transener	(1,580,605)	(8,920,416)
	(1,580,605)	(8,920,416)

Correspond to maintenance services.

c)     Fees for services

	12.31.2013	12.31.2012

Estudio Salaverri	(1,596,860)	(927,028)
	(1,596,860)	(927,028)

Correspond to fees for legal advice.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 37: (Continuation)

d)    Other operating income

	12.31.2013	12.31.2012
Other related parties
CYCSA	3,857,297	2,790,447
	3,857,297	2,790,447

Correspond to royalties for the use of the distribution network.

e)     Other operating expenses

	12.31.2013	12.31.2012
Other related parties
Foundation	(2,600,000)	(4,300,000)
	(2,600,000)	(4,300,000)

Correspond to donations.

f)      Financial cost

	12.31.2013	12.31.2012
Other related parties
PYSSA	(94,822)	-
TGS	(9,654,462)	(8,504,406)
	(9,749,284)	(8,504,406)

Correspond mainly to interest on loans received.

g)         Capital Integration

	12.31.2013	12.31.2012
Joint ventures
Citelec	(1,198,435)	(1,183,565)
	(1,198,435)	(1,183,565)

h)    Acquisition of corporate bonds

	12.31.2013	12.31.2012
Other related parties
Orígenes Retiro	-	(88,546,372)
	-	(88,546,372)

i)      Key management personnel remuneration

The total remuneration to directors accrued during the year ended December 31, 2013 and 2012 amounts to Ps. 21 million (Ps. 12.1 millions in remunerations and Ps. 8.9 in the accrual of reserves of share based payments) and Ps. 21.5 million (Ps 12.6 millions in remunerations and Ps. 8.9 in the accrual of reserves of share based payments), respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 37: (Continuation)

j)      Balances with related parties:

As of December 31, 2013	Trade receivables	Other receivables	Accounts payable	Borrowings
	Current	Current	Current	Current	Non Current
Joint ventures
Transener	3,881,745	-	102,355	-	-
Other related parties
CYCSA	241,090	645,830	-	-	-
Orígenes Retiro	-	-	-	37,526,233	200,000,000
TGS	-	-	988,774	-	194,721,657
	4,122,835	645,830	1,091,129	37,526,233	394,721,657

As of December 31, 2012	Trade receivables	Other receivables		Accounts payable	Borrowings
	Current	Non Current	Current	Current	Current
Joint ventures
Transener	1,014,243	-	25,671	128,369	-
Other related parties
CIESA	-	6,671,076	-	-	-
CYCSA	-	-	356,365	-	-
Grupo Dolphin	-	-	254,100	-	-
Orígenes Retiro	-	-	-	-	40,296,833
TGS	-	-	6,488,030	-	138,048,024
	1,014,243	6,671,076	7,124,166	128,369	178,344,857

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38: FINANCIAL INSTRUMENTS

The following chart presents financial instruments by category:

As of December 31, 2013	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	2,258,964,020	119,661	2,259,083,681	365,477,708	2,624,561,389
Financial assets at fair value through profit and loss	-	-	-	-	-
Government securities	-	171,168,436	171,168,436	-	171,168,436
Corporate securities	-	331,969	331,969	-	331,969
Trusts	-	431,466,036	431,466,036	-	431,466,036
Shares	-	84,199,961	84,199,961	-	84,199,961
Investment funds	-	490,299,478	490,299,478	-	490,299,478
Government bonds trust AESEBA	-	99,523,343	99,523,343	-	99,523,343
Cash and cash equivalents	121,781,515	219,887,350	341,668,865	-	341,668,865
Total	2,380,745,535	1,496,996,234	3,877,741,769	365,477,708	4,243,219,477

Liabilities
Trade and other liabilities	4,337,031,202	-	4,337,031,202	57,375,266	4,394,406,468
Borrowings	3,678,102,235	-	3,678,102,235	-	3,678,102,235
Total	8,015,133,437	-	8,015,133,437	57,375,266	8,072,508,703

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38:  (Continuation)

As of December 31, 2012	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	1,690,290,097	-	1,690,290,097	272,370,778	1,962,660,875
Financial assets at fair value through profit and loss	-	-	-	-	-
Government securities	-	84,134,914	84,134,914	-	84,134,914
Corporate securities	-	26,365,059	26,365,059	-	26,365,059
Trusts	-	241,829,350	241,829,350	-	241,829,350
Shares	-	64,874,334	64,874,334	-	64,874,334
Investment funds	-	123,234,870	123,234,870	-	123,234,870
Cash and cash equivalents	105,692,536	50,954,465	156,647,001	-	156,647,001
Total	1,795,982,633	591,392,992	2,387,375,625	272,370,778	2,659,746,403

Liabilities
Trade and other liabilities	3,918,260,834	-	3,918,260,834	-	3,918,260,834
Borrowings	3,009,399,997	-	3,009,399,997	-	3,009,399,997
Total	6,927,660,831	-	6,927,660,831	-	6,927,660,831

The categories of financial instruments have been determined according to IFRS 9 “Financial Instruments”.

The revenue, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

As of December 31, 2013	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities at amortized cost	Non Financial assets/ liabilities at amortized cost	Total
Interest income	298,361,710	39,268,427	337,630,137	-	337,630,137
Interest expense	(753,181,891)	-	(753,181,891)	(40,861,761)	(794,043,652)
Foreign exchange, net	(848,467,271)	116,878,477	(731,588,794)	(4,131,669)	(735,720,463)
Results from financial instruments at fair value	2,277,047	293,577,790	295,854,837	-	295,854,837
Other financial results	(90,798,628)	58,220	(90,740,408)	(1,869,355)	(92,609,763)
Total	(1,391,809,033)	449,782,914	(942,026,119)	(46,862,785)	(988,888,904)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 38:  (Continuation)

As of December 31, 2012	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value with changes in profit and losss	Subtotal financial assets/liabilities at amortized cost	Non Financial assets/ liabilities at amortized cost	Total
Interest income	111,057,340	32,206,502	143,263,842	-	143,263,842
Interest expense	(458,260,985)	-	(458,260,985)	(30,209,250)	(488,470,235)
Foreign exchange, net	(396,144,380)	47,931,507	(348,212,873)	3,590,550	(344,622,323)
Results from financial instruments at fair value	-	191,938,160	191,938,160	-	191,938,160
Other financial results	(64,293,565)	-	(64,293,565)	503,927	(63,789,638)
Total	(807,641,590)	272,076,169	(535,565,421)	(26,114,773)	(561,680,194)

NOTE 39: CONTINGENCIES

39.1 CTG

Legal proceeding with DESA

At the date of these consolidated financial statements, CTG is a defendant in a proceeding brought by DESA. The complaint seeks to enforce the performance of a contract entered into between the parties and to collect differences in the settlement of fees paid to the plaintiff pursuant to this contract. On December 30, 2011, judgment was rendered partially upholding the complaint, and CTG was sentenced to pay the money differences resulting from the settlement of fees for the challenged periods as requested by the plaintiff, and dismissing the plaintiff’s claim regarding the recognition of fees after its termination. It should be pointed out that the plaintiff has not determined the amount in its complaint. CTG and DESA appealed the judgment.

On May 21, 2013, the Federal Chamber of Appeals in Commercial Matters (the “Cámara”)  passed a final judgment totally revoking the first-instance decision, that is: (i) it dismissed the request for payment of differences in the 2006/2007 fees settlement; (ii) it sustained the request for the continuation of the contract, ordering CTG to pay DESA fees for the whole life of the contract between CTG and CEMSA, for which liquidation should practice. Furthermore, it modified the attribution of court costs assessed in the previous judgment by establishing that court fees corresponding to both procedural stages would be borne in the following proportion: 60% by CTG and the remaining 40% by the plaintiff.

On May 24, 2013, CTG filed a request for clarification as regards item (ii) of the previous paragraph, since the judgment stated that “fees apply to the whole life of the contract between CTG and CEMSA”, requesting the Court to clarify that the plaintiff’s fees refer exclusively to the contract effective as from May 1, 2007, and does not comprise any other contract which may have been entered into between CTG and CEMSA.

On May 30, 2013, Panel C held as follows: “Since it is sufficiently clear that the judgment refers to the contract entered into between CTG and CEMSA on May 1, 2007, the motion for clarification filed by the defendant should be dismissed”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 39: (Continuation)

It should be pointed out that the previously mentioned Contract had a very specific operation in view of the dispatch conditions of the Argentine Interconnection System —SADI— and the Contract's administration procedure by the Republic of Argentina’s OED based on the applicable regulations in force at that time. Therefore, between May 1, 2007 and October 31, 2007 the contract only allowed CEMSA to support exports to the Eastern Republic of Uruguay for 8 days.

In view of this, on November 7, 2007 CTG and CEMSA agreed to cancel the Commercialization Agreement for 150 MW to support exports to the Eastern Republic of Uruguay and with retroactive effects to May 8, 2007, and entered into a new Marketing Agreement for 150 MW to support exports to the Eastern Republic of Uruguay for the September 1, 2007 – October 31, 2009 period.

In furtherance of the Chamber of Appeals’ decision, CTG has drawn up and submitted the settlement for the May 1-August 30, 2007 period in the amount of Ps. 59,998.

The plaintiff challenged this settlement, suggesting it should amount to approximately Ps. 25 million and, consequently, filed a motion requesting that CTG should make a new settlement.

On October 10, 2013, the judge hearing the case disallowed the challenge filed by the plaintiff and sustained CTG’s settlement. Once this decision becomes final and conclusive judgment, CTG will pay the previously mentioned amount.

The plaintiff appealed the decision and, consequently, the Chamber of Appeals will decide whether to confirm the approved settlement or to provide for a new one.

At the date of issuance of these financial statements, CTG has not yet been notified of the elevation of the case to the Chamber.

As of December 31, 2013, a provision in the amount of Ps 4.5 million is recorded regarding this lawsuit. Despite the ruling was favorable to CTG, taking into consideration that there have been totally contradicting decisions during the course of the proceeding, CTG’s Management deems it prudent not to modify the recorded provision until the settlement is finally and conclusively approved.

39.2 CTLL

Legal action for breach of the joint venture formed by Isolux Corsan Argentina SA and Tecna Estudios y Proyectos de Ingeniería S.A.  and Engineering Projects (collectively "the Contractor")

In 2007, CTLL held various agreements to expand its generating plant through the provision and installation of three heat recovery boilers and TV to convert the simple cycle plant in a CC system. For this, dated September 6, 2007 CTLL signed (i) a contract for turnkey construction (the "Construction Contract") with the Contractor, and (ii) a contract for the supply of materials, equipment and spare parts abroad in connection with the project.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 39: (Continuation)

As a result of the serious delays in the delivery of the expansion work, the lower power produced by the installed steam turbine (165 MW as compared with the originally expected 176 MW) and other breaches by the Contractor, CTLL is currently under an arbitration proceeding brought before an Arbitration Court constituted pursuant to the arbitration rules of the International Chamber of Commerce.

The arbitration complaint was brought by the Contractor, which claims as follows:

(i)         The granting of the provisional reception certificate under the Construction Agreement;

(ii)       The return of the amounts collected by CTLL through the execution of the guarantees issued by BBVA and Commerzbank AG for a total amount of US$ 19 million;

(iii)      The payment of the last contractual milestone, which had received a discount by the Contractor, valued in US$ 18 million;

(iv)     The payment of the damages which would result from CTLL’s actions regarding items (i) and (ii) above.

CTLL filed a counterclaim against the Contractor seeking a whole redress of the serious injuries sustained as a result of the above mentioned breaches.

In the course of litigation, the Contractor successfully requested two injunctive orders before Argentine Commercial Courts to guarantee the result of the arbitration; to such effect, two attachments were placed on CTLL (one in December 2011 and the other in October 2012) for a total amount of US$ 22.6 million, which were wholly substituted by two guarantee insurance.

On March 27, 2013, the parties filed the statements of legal grounds for their respective claims in the arbitration conducted under the rules of the International Chamber of Commerce. The Contractor assessed its claims in the amount of US$ 97.5 million, including US$ 71.5 million for reputational damages. Likewise, CTLL assessed its claims in the total amount of US$ 148.3 million, and later restated this amount to US$ 228.2 million on account of the damages sustained as a result of the accident which took place in the Plant on November 14, 2012, which is described below.

On July 26, 2013, the parties filed their answers to the complaint and the counterclaim and on October 15, 2013, the corresponding answers to such pleadings. The next procedural stage will be the hearing of witnesses and expert witnesses, which is contemplated to take place in March, 2014.

New accident in the generating plant

On November 14, 2012, the transportation facilities connecting CTLL with the MEM became out of service, which resulted in the outage of the plant’s gas turbine units and steam turbine unit. The outage of the steam turbine unit was caused by abnormal operating conditions and caused serious damage on the turbine and the generator. As a result of this event, all applicable claims were filed and notices were sent to the insurance companies, the contractors in charge of the project and CAMMESA.

The TV Unit has been repaired and is commercially operative since last June 13.

CTLL requested the Arbitration Court to allow for the introduction of new compensation claims resulting from the damage inflicted on the turbine and the generator. The Arbitration Court passed a procedural order upholding CTLL’s request.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 39: (Continuation)

Claim for compensation to insurance companies

As regards this last accident, CTLL has made the necessary filings with the insurance companies to receive the compensations for the damages sustained as a result of the new failure and to minimize losses in connection with the WEM Supply Agreement. The amount charged by CTLL corresponding to business interruption and property damage amounted to US$ 43.7 million.

Due to the specificities of the accident, CTLL notified the ES and CAMMESA of the existence of a Force Majeure event pursuant to the provisions of Agreement No. 220, and, therefore, unavailability penalties should not apply as a result of such event.

Even though CTLL has submitted evidence of the existence of a Force Majeure event to the ES and CAMMESA, CAMMESA rejected such request and included unavailability penalties resulting from such Force Majeure event in the economic transaction documents (“ETD”) from November, 2012 to June, 2013. In response to that, CTLL has requested CAMMESA its rectification and has made new filings with the ES so that it should grant a decision on this issue (which has not occurred as at the date hereof).

As a result of the application by CAMMESA of the unavailability penalties during the whole stated period and although the legal subrogation of rights set forth by Section 80 of Insurance Law No. 17,418 has fully operated, CTLL and the insurance companies have agreed the following regarding the penalties imposed on CTLL:

(i)              that CTLL should continue the procedure for the recovery of the penalties before the competent authorities;

(ii)            that should the ES sustain CTLL’s request and order CAMMESA to return the amounts debited as penalties, CTLL undertakes to reimburse those amounts to the insurance companies pro rata to the penalties compensated by the insurance companies;

(iii)           that in case the Force Majeure claim is rejected by the ES, CTLL and the insurance companies should mutually agree on the course of action to follow to properly safeguard their corresponding rights;

(iv)          that CTLL undertakes to make available to the insurance companies all commercial and/or any other kind of documents issued by CAMMESA regarding its receivables so that they can exercise the controls they may deem appropriate regarding the collection of penalties through any means.

Economic Recognition

On March 30, 2011 CTLL accepted a proposal by the Contractor (the “March Agreement”) whereby the Contractor granted CTLL an economic recognition, which would be offset with pending payments corresponding to the last payment milestone under the agreements. Pursuant to the agreement, the recognized amount was valued at US$ 18 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 39: (Continuation)

In view of the progress of the different stages of the arbitration proceeding and the recent filing of the statement of legal grounds of the complaint by the Contractor and the answer filed by CTLL, which allowed CTLL to get to know the merits of the claims, expert legal counselors consider that the Contractor’s arbitration claim for the payment of the last contractual milestone and the nullity of the recognition are highly unlikely to succeed. Therefore, even though the Provisional Reception of the Works required by the specific Agreements has not taken place, as at December 31, 2013, CTLL recorded as income the economic recognition granted by the Contractor pursuant to the March Agreement in the amount of Ps. 85.2 million, and it has offset the liabilities recorded for the last payment milestone under the agreements for the same amount.

Sales Tax

CTLL submitted a note to the Province of Neuquén’s Revenue Department in order to inform it that CTLL considers that the electric power generation activity conducted in that province should be covered by Section 12 of Law No. 15,336. Pursuant to this article, income derived from the generation of electric power is exempt from the provincial sales tax.

As at December 31, 2013, a provision is held for the sales tax liability that would have been determined for the April – December 2013 period, in case the electric power-derived income had been taxed, for a total amount of Ps. 41.1 million, including compensatory interest.

39.3 PESA and subsidiaries

Tax refund claim

The Company and CPB have filed different petitions for refund against AFIP – DGI for the application of the minimum notional income tax corresponding to the fiscal years 2008, 2009 and 2002, respectively.  This claim seeks the refund of Ps. 19 million, including the recovery of payments recorded and the reversal of the payment made on account of the offsetting of several fiscal credits.

As AFIP didn’t answer the claim, the Company and certain subsidiaries brought the tax refund claim before a National First Instance Administrative Litigation Court.

Declaratory relief

The Company and its subsidiaries filed a petition for declaratory relief pursuant to Section 322 of the Federal Code of Civil and Commercial Procedure against AFIP in order to obtain assurance as to the application of the minimum notional income tax for the fiscal years 2010, 2011 and 2012 and advance tax for the fiscal year 2013, based on the decision by the CSJN in “Hermitage” passed on June 15, 2010.

In this established precedent, the Court had declared this tax unconstitutional since it may be considered unreasonable under certain circumstances and since it breaches the tax capacity principle.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 39: (Continuation)

Furthermore, the Company and certain subsidiaries have requested the granting of interim injunctive relief so that AFIP may refrain from demanding payment or instituting tax execution proceedings on the tax for the fiscal years 2010, 2011 and 2012, and tax advances for the fiscal period 2013.

For the presentations on the 2010 and 2011 fiscal years, the Court seized of in the proceedings decided to reject the precautionary measures, a decision that was appealed by the Company and certain subsidiaries.

At the date of issuance of these financial statements, the presiding judge has not ruled on the precautionary measures for the fiscal period 2012 or on the merits.

As at December 31, 2013 and 2012, the Company held a provision for the minimum notional income tax for the fiscal years mentioned and for the proportional tax estimated for this year for a total amount of Ps. 122.4 million and Ps. 90.6 million, respectively, including compensatory interest.

On August 2, 2013, Edenor decided to adhere to the easy payment plan established by AFIP General Resolution No. 3451/13, for an amount of Ps. 47 million relating to the minimum notional income tax for fiscal year 2011 (principal plus interest accrued through the date on which Edenor adhered to the plan). As a consequence of Edenor’s adherence to the aforementioned easy payment plan, the debt will be paid in sixteen monthly and consecutive installments at a monthly interest rate of 1.35%, with the first installment falling due on September 16, 2013. Additionally, on August 23, 2013, Edenor abandoned the petition for a declaratory judgment proceeding it had filed against the AFIP.

39.4 HINISA and HIDISA

Income tax – Inflation adjustment

HINISA and HIDISA have assessed the income tax corresponding to fiscal year 2012 by applying the inflation adjustment mechanism, especially the provisions of Title VI of the Income Tax Law and the provisions on inflation adjustment for the amortization of intangible assets of Section 81.f of this Law and Section 128 of its Regulatory Decree, using to such effect the IPIM published by the National Institute of Statistics and Censuses based on its similarity with the parameters put forward in re “Candy S.A.” solved by the CSJN in which sentence on July 3, 2009 ruled for the application of the inflation adjustment mechanism.

As of December 31, 2013 and until this issue is finally and conclusively solved, HINISA and HIDISA will hold a provision for the additional income tax liability that would have been determined assessable for the fiscal year 2012 in case the inflation adjustment has not been deducted. This provision amounts to Ps. 24.9 million, including compensatory interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 39: (Continuation)

39.5 CPB

As regards the Argentine Federal Administration of Public Income (AFIP)’s income tax inspection for fiscal years 2008 through 2011, the  moment of the deduction of certain income by CPB has been challenged. On July 31, 2013, CPB resolved to allow the tax claim and adhered to the Payment Plan regulated by General Resolution No. 3451/13 to regularize periods not barred by the statue of limitations for a total amount of Ps. 15.2 million, which will be paid up in 120 monthly installments.

39.6  Edenor

Edenor has contingent liabilities and is a party to lawsuits that arise from the ordinary course of business. Based on the opinion of its legal advisors, Management estimates that the outcome of the current contingencies and lawsuits will not exceed the amounts of the recorded provisions nor will be significant with respect to Edenor’s financial position or the results of its operations.

Furthermore, it is worth mentioning that there exist contingent obligations and labor, civil and commercial complaints filed against Edenor relating to legal actions for individual non-significant amounts, have been provisioned and as of December 31, 2012 amount to Ps. 91.4 million.

The most significant legal actions in which Edenor is a party involved are detailed below:

Legal action brought by the National Ombudsman

i)      Purpose: presentation against the resolutions by which the new electricity rate schedule went into effect as from October 1, 2008 and the application of the PUREE.

ii)     Procedural stage of the proceedings: on December 7, 2009, Edenor filed an appeal to the CSJN concerning the precautionary measure granted to the plaintiff, which is currently being analyzed by the Supreme Court. The file was joined to “CARBONEL SILVIA CRISTINA vs Federal Government – MINISTRY OF PLANNING – ENERGY SECRETARIAT RESOLUTIONS No. 1196/08 and 1170/08, ACTION FOR THE PROTECTION OF A RIGHT GUARANTEED BY THE CONSTITUTION (AMPARO) LAW 16,986”, and treated as an Action for the protection of rights. On August 20, 2013, the Court in Contentious and Administrative Federal Matters no. 10 – Clerk’s Office No. 20 rejected the aforementioned action. This decision was appealed by the plaintiff, the resolution of which is still pending. The precautionary measure continues to be in force until the decision is final.

iii)   Amount: undetermined

iv)   Conclusion: no provision has been recorded for these claims in these consolidated financial statements as Edenor’s Management, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position. It is estimated that this legal action will be terminated in 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 39: (Continuation)

Legal action brought by Consumidores Libres Coop. Ltda. de provisión de servicios de acción comunitaria

i)      Purpose:

-  That all the last resolutions concerning electricity rates issued by the ENRE and the ES be declared null and unconstitutional, and, in consequence whereof, that the amounts billed by virtue of these resolutions be refunded.

-  That all the defendants be under the obligation to carry out the RTI.

-  That the resolutions issued by the ES that extend the transition period of the Adjustment Agreement be declared null and unconstitutional.

-  That the defendants be ordered to carry out the sale process, through an international public bidding, of the class "A" shares, due to the fact that the Management Period of the Concession Agreement is considered over.

-  That the resolutions as well as any act performed by a governmental authority that modify contractual renegotiations be declared null and unconstitutional.

-  That the resolutions that extend the management periods contemplated in the Concession Agreement be declared null and unconstitutional.

-  Subsidiarily, should the main claim be rejected, that the defendants be ordered to bill all customers on a bimonthly basis.

ii)     Procedural stage of the proceedings: Edenor answered the complaint rejecting all its terms and requesting that a summons be served upon CAMMESA as a third-party defendant. The Court hearing the case approved the request and CAMMESA answered the service of notice in due time and manner. The Federal Government has answered the complaint filed against it within the term granted for such purpose, filing a motion to dismiss for lack of standing to be sued.

iii)   Amount: undetermined

iv)   Conclusion: no provision has been recorded for these claims in these consolidated financial statements as Edenor, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position. It is estimated that this legal action will not be terminated in 2014.

Legal action brought by Consumidores Financieros Asociación civil para su defensa

i)      Purpose:

-  Reimbursement of the VAT percentage paid on the illegally “widened” taxable basis due to the incorporation of a concept FNEE on which no VAT had been paid by the defendants when CAMMESA (the company in charge of the regulation and operation of the wholesale electricity market) invoiced them the electricity purchased for distribution purposes.

-  Reimbursement of part of the administrative surcharge on “second due date”, in those cases in which payment was made within the time period authorized for such second deadline (14 days) but without distinguishing the effective day of payment.

-  Application of the “borrowing rate” in case of customer delay in complying with payment obligation, in accordance with the provisions of Law No. 26,361.

ii)     Procedural stage of the proceedings: On April 22, 2010, Edenor answered the complaint and filed a motion to dismiss for lack of standing, requesting, at such opportunity, that a summons be served upon the Federal Government, the AFIP and the ENRE as third-party defendants. These pleadings were made available to the plaintiff. Although the plaintiff’s opposition to the requested summons had not yet been resolved, the proceedings were brought to trial, in response to which Edenor filed a motion for reversal with a supplementary appeal. The Court hearing the case granted the motion filed by Edenor and ordered that the Federal Government, the AFIP and the ENRE be summoned as third-party defendants, which is currently taking place.

iii)   Amount: undetermined.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 39: (Continuation)

iv)   Conclusion: no provision has been recorded for these claims in these consolidated financial statements as Edenor, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position. It is estimated that the proceedings will not be terminated in 2014

Legal action brought by Unión de Usuarios y Consumidores

i)      Purpose:

-  that clause 4.6 and related clauses of Appendix I of the Adjustment Agreement be revoked, inasmuch as they establish that the rate increase will be retroactive;

-  that Resolution 51/07 of the ENRE be nullified inasmuch as it authorizes the retroactive increase of rates in favor of the Company.

-  Edenor be ordered to reimburse customers all the amounts paid as retroactive rate increase for the period of November 1, 2005 through January 31, 2007.

-  that the reimbursement be implemented through a credit in favor of customers.

ii)     Amount: undetermined.

iii)   Procedural stage of the proceedings: By resolution issued on June 1, 2011, the Court of Appeals in Contentious and Administrative Federal Matters No. V, supporting Edenor‘s arguments, ordered that the lower court decision be nullified as to the merits of the case.  Against such decision, the Unión de Usuarios y Consumidores filed an extraordinary federal appeal which was granted on November 3, 2011. The proceedings have been taken to the Federal Supreme Court, which on October 1, 2013 rejected the appeal due to the lack of compliance with a Court resolution.

iv)   Conclusion: No provision has been recorded in connection with this claim inasmuch as a final judgment in favor of Edenor has been rendered.

Legal action brought by the Company (“EDENOR S.A. VS ENRE RESOLUTION 32/11”)

i)      Purpose: The judicial annulment of ENRE Resolution that established the following:

-  Edenor be fined in the amount of Ps. 750,000 due to its failure to comply with the obligations arising from Section 25, sub-sections a, f and g, of the Concession Agreement and Section 27 of Law No. 24,065.

-  Edenor be fined in the amount of $ 375,000 due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and Resolution 905/1999 of the ENRE.

-  -Edenor customers be paid as compensation for the power cuts suffered the following amounts: Ps. 180 to each small-demand residential customer (T1R) who suffered power cuts that lasted more than 12 continuous hours, Ps. 350 to those who suffered power cuts that lasted more than 24 continuous hours, and Ps. 450 to those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to customer facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

ii)     Amount: Ps. 22.4 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 39: (Continuation)

iii)   Procedural stage of the proceedings: On July 8, 2011, Edenor requested that notice of the substance of the case be served on the ENRE, which has effectively taken place. The proceedings are “awaiting resolution” since the date on which the ENRE answered the notice served. Furthermore, on October 28, 2011, Edenor filed an appeal with the Supreme Court concerning the provisional relief sought and not granted. On April 24, 2013, Edenor was notified of the Appellate Court’s decision dated March 21, 2013, pursuant to which the appeal filed by Edenor was declared formally inadmissible. On May 3, 2013, Edenor filed an ordinary appeal with the Supreme Court. Additionally, on May 13, 2013, an extraordinary appeal was also filed with the same Court. As of the date of this report, no decision has yet been issued on the two appeals lodged by Edenor

iv)   Conclusion: At the closing date of the year ended December 31, 2013, the provision recorded by Edenor for principal and interest accrued amounts to Ps. 34.9 million. It is estimated that this legal action will not be terminated in 2014.

Legal action brought by the Company (“EDENOR S.A. VS ENRE RESOLUTION No. 336/12”)

i)      Purpose: By this action, Edenor challenges ENRE’s resolution pursuant to which

-  Edenor is to determine the customers affected by the power cuts occurred as a consequence of failures between October 29 and November 14, 2012;

-  Edenor is to determine the discounts to be recognized to each of the customers identified in accordance with the preceding caption;

-  Edenor is to credit such discounts on account of the final discounts that will result from the evaluation of the Technical Service Quality relating to the six-month control period;

-  Edenor is to pay a compensation to each T1R who has been affected by the power cuts occurred during the aforementioned period, the amount of which will depend on the electricity outage duration, provided, however, that such power cut lasted more than 12 continuous hours.

ii)     Amount: not specified in the complaint.

iii)   Procedural stage of the proceedings: This resolution has been contested by Edenor.

iv)   Conclusion: At the closing date of the year ended December 31, 2013, the provision recorded by Edenor for penalties and compensations amounts Ps. 16.7 million. It is estimated that this legal action will not be terminated in 2014.

Legal action brought by Asociación de Defensa de Derechos de Usuarios y Consumidores

i)      Purpose: that Edenor be ordered to reduce or mitigate the default or late payment interest rates charged to customers who pay their bills after the first due date, inasmuch as they violate section 31 of Law No. 24,240, ordering both the non application of pacts or accords that stipulate the interest rates that are being applied to the users of electricity –their unconstitutional nature– as well as the reimbursement of interest amounts illegally collected from users of the service from August 15, 2008 through the date on which the defendant complies with the order to reduce interest. It is also requested that the VAT and any other taxes charged on the portion of the surcharge illegally collected be reimbursed.

ii)     Amount: undetermined

iii)   Procedural stage of the proceedings: On November 11, 2011, the Company answered the complaint and filed a motion to dismiss for both lack of standing to sue and the fact that the claims at issue were being litigated in another lawsuit, currently in process, requesting as well that a summons be served upon the ENRE as a third-party defendant. These pleadings were made available to the plaintiff. Prior to rendering a decision on the motion to dismiss, the Court ordered that the Court in Contentious and Administrative Federal Matters No. 2 – Clerk’s Office No. 3, provide it with the proceedings “Consumidores Financieros Asociación Civil vs Edesur and Other defendants, in the case brought for breach of contract”. As of to date, the Court has not received the requested file.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 39: (Continuation)

iv)   Conclusion: therefore, no provision has been recorded for these claims in these consolidated financial statements as Edenor believes that there exist solid arguments for them to be considered inadmissible, based on both that which has been previously mentioned and the opinion of its legal advisors. It is estimated that this legal action will not be terminated in 2014.

Legal action brought by Edenor (“EDENOR S.A. VS FEDERAL GOVERNMENT – MINISTRY OF FEDERAL PLANNING / PROCEEDING FOR THE DETERMINATION OF A CLAIM AND MOTION TO LITIGATE IN FORMA PAUPERIS”)

On June 28, 2013,Edenor instituted these proceedings for the recognizance of a claim and the related leave to proceed in forma pauperis, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerck’s Office No. 22.

i)      Purpose of the main proceedings: To sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Memorandum of Understanding concerning the Renegotiation of the Concession Agreement” entered into with Edenor in 2006, and for damages caused as a result of such breach.

ii)     Procedural stage of the proceedings: On November 22, 2013, Edenor amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. As of the date of this report, notice of the complaint has not yet been served upon the defendant.

NOTE 40: EDENOR’S LEASES

a.   As lessee

The characteristics common to this kind of leases are the following: The value of the royalty (periodical payment) is defined as a fixed amount; there are no call option or renewal clauses (except in the case of the lease of the Center for Energy Switching and Transformation, which has an automatic renewal clause for the term if ots contract); and there are certain prohibitions, including: The transfer or sublease of the building, changes in its intended use, and/or performance of any kind of modifications in the building. All operating lease agreements include a termination clause and terms ranging between 2 and 13 years.

Among them the following can be mentioned: commercial offices, two warehouses, the headquarters building (comprised of administration, commercial and technical offices), the Energy Handling and Transformation Center (two buildings and a plot of land located within the perimeter of Central Nuevo Puerto and Puerto Nuevo) and Las Heras substation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 40: (Continuation)

At December 31, 2013 and 2012, future minimum payments with respect to operating leases are as follow:

	12.31.2013	12.31.2012
2013	-	16,653,000
2014	21,046,000	17,006,000
2015	10,998,000	9,657,000
2016	4,943,000	4,943,000
2017	4,752,000	4,753,000
2018	147,000	147,000
2019	147,000	-
Total future minimum payments	42,033,000	53,159,000

Total expenses associated with operating leases for the fiscal years ended December 31, 2013 and 2012 amount to Ps. 19.8 million and Ps. 14.7 respectively.

b.   As lessor

The Company has entered into lease agreements defined as operating leases with certain cable television companies, to which it has granted the right to use network posts. Most of these contracts have an automatic renewal clause.

As of December 31, 2013 and 2012, future minimum collections regarding operating leases are those detailed below:

	12.31.2013	12.31.2012
2013	-	42,817,000
2014	51,620,297	3,299,000
2015	48,022,824	146,000
2016	27,846	-
Total future minimum collections	99,670,967	46,262,000

Total income associated with operating leases for the fiscal years ended December 31, 2013 and 2012 amount to Ps. 41.5 million and Ps. 34.7 respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 41: profit distributions

Dividends

In accordance with Law No. 25,063, passed in December 1998, dividends distributed in cash or in kind, in excess of accumulated tax profits at the end of the year immediately before the date of payment or distribution, will be subject to a 35% income tax withholding in a single and final payment. To such effect, income to be considered in each fiscal year will be that resulting from adding to the specific income determined pursuant to the general provisions of the Income Tax Act the dividends or earnings from other companies not computed within the determination of such income during the same fiscal period(s).

NOTE 42: SHARE BASED PAYMENTS

In concordance to with the resolution of the Ordinary and Extraordinary Shareholders Meeting held on April 8, 2009 and the report of the Company’s Audit Committee, on April 16, 2009 the Company and some of its Executives entered into an amendment to the original Opportunities Assignment Agreement (signed on September 27, 2006) which extended the term of the Agreement by five years until September 27, 2014. Therefore, on that date the Company signed with each of the relevant executives a third agreement amending certain terms of the Contracts, including the date of acquisition of the right to exercise the Warrants and their exercise price, which was set at US$ 0.27 per warrant. According to the terms agreed in such amendment, one-fifth of each Warrant will be accrued annually as from September 28, 2010 and until September 28, 2014, and will remain in effect for fifteen years as from the date of issuance.

Additionally, on August 3, 2009, the Company received a communication from the Executives by which they stated that with the purpose of emphasizing even more their commitment with the Company’s sustained growth, each of them has personally and irrevocably waived their right to exercise any option accrued in their favor (or their transferees) and to receive Company shares of common stock underlying such options before September 28, 2013. Consequently, none of the Executives will exercise options accrued and received through September 28, 2012, before September 28, 2013.

For the original agreement and subsequent amendments, the Company issued Warrants granting the right to subscribe a total 381,548,560 at different exercise prices. The fair value of these Warrants has been measured according to the Black-Scholes valuation model. The main variables considered in such model are the following: 27% volatility, based on the historical volatility of the Company; 3% dividends; and 4.63% risk-free U.S. dollars interest rate.

During the fiscal year ended December 31, 2013, the Company recognized Ps. 8.9 as Warrants cost. As of December 31, 2013 the equity reserve amounts to Ps. 259.4 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 42: (Continuation)

The movements in the number of Warrants and their respective average exercise prices are detailed below:

	12.31.2013		12.31.2012
	Stock Options	Average price of the year in USD	Stock Options	Average price of the year in USD
At the beginning	381,548,564	0.27	381,548,564	0.27
Granted	-	-	-	-
Excercised	-	-	-	-
At the end	381,548,564	0.27	381,548,564	0.27

The Warrants have the following maturity dates and exercise prices:

		Warrants
Expiration	Price of the year (U$S)	12.31.2013	12.31.2012
26.04.2024	0.27	111,500,000	111,500,000
26.04.2024	0.27	150,000,000	150,000,000
26.04.2024	0.27	120,048,564	120,048,564

NOTE 43: ECONOMIC AND FINANCIAL SITUATION OF DISTRIBUTION, TRANSMISSION AND GENERATION SEGMENTS

43.1 Generation

During the years ended December 31, 2013 and 2012, CPB has recorded significant net and operating losses, and its working capital and liquidity levels remain negatively affected. This situation is mainly due to the continuous imbalance between income and operating costs CPB has been experiencing since late 2011, which has resulted in a shortage of resources generating important delays in the replacement of certain components of the plant’s equipment and, consequently, limiting the production capacity of the generating units, which during this fiscal year have worked, on average, at about 60% of their rated power.

As of December 31, 2013, CPB’s working capital was negative in the amount of Ps. 80.7 million. It should be pointed out that CPB registers the following in borrowings: (i) CAMMESA’s financing under ES Note No. 6157/10 in the amount of Ps. 34.8 million (out of which Ps. 24.2 million is current), which is payable by the WEM; and (ii) CAMMESA’s financing under ES Resolution No. 146/02 in the amount of Ps. 45 million (out of which Ps. 32.1 million is current), the terms are expected to be renegotiated in order to alleviate CPB’s current financial situation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 43: (Continuation)

Furthermore, as of December 31, 2013, CPB has a Ps. 42.2 million deficit in equity; therefore, it meets one of the grounds for dissolution (corporate stock loss) set forth by Section 94.5 of Companies Act No. 19,550. CPB’s Board of Directors and shareholders continue analyzing different scenarios and possibilities to moderate or minimize the negative impact of the company’s situation and to be able to continue operating as an on-going business; however, the key aspect is still being able to generate the resources necessary to afford the capital investments necessary to fully recover the plant’s operating capacity and, on that basis, begin to generate cash flows once again allowing it to reverse its current deficit.

Despite the additional cash inflows from the financing granted by CAMMESA pursuant to ES Resolution No. 146/02, which allowed CPB to perform a big number of delayed tasks in Unit 29 and to begin recovery works in Unit 30, these flows have been insufficient in the light of the important technical difficulties still faced by both units.

Specifically, CPB does not have sufficient funds to begin the major maintenance tasks in Unit 29 scheduled for the year 2014 or to perform the annual seasonable maintenance tasks scheduled for early 2014. It should be pointed out that if the necessary funds are obtained, maintenance works will initially have a negative impact on the CPB’s operating cash flows, since these tasks will prevent the plant from generating power during a period of approximately six months.

According to CPB’s Management estimates, the new remuneration scheme implemented through ES Resolution No. 95/13 —even within a scenario of maximum availability of CPB’s units— would not allow to generate sufficient income during the following months to cover the minimum maintenance costs necessary to guarantee normal operating conditions for the generation dispatch during that same period.

It should be pointed out that remunerative values fixed by Resolution No. 95/13 should be updated in the short term to cover the staff’s current costs and maintenance minimum costs. Additionally, is necessary that CPB should be able to access to a financing to be able to generate the resources necessary to make capital investments which have been postponed as a result of such deterioration and which are deemed essential to reach and maintain the plant’s operating capacity under normal availability conditions.

Additionally, ES Resolution No. 95/13 does not define a methodology to update remunerative values allowing for staff, hired services and spare parts’ cost variations. As at the issuance hereof, CPB's management is unaware of any possible updating of the remunerative values set by this resolution during 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 43: (Continuation)

The execution of such measures is uncertain, not only regarding to terms but also to their final instrumentation. Since the uncertainty conditions during the previous year continued in the current fiscal period, if in the following months CPB does not obtain any financing mechanism from CAMMESA to cover the constant cost increases and the necessary capital investments, there is a significant risk that such situation may have a substantially adverse effect on CPB’s operations which may lead to a liabilities’ renegotiation process.

Taking into consideration that the actual implementation of the measures projected to revert the evidenced negative trend depends, among other factors, on the occurrence of certain events which are out of CPB’s control, such as obtaining financing from CAMMESA under the same or similar conditions to those received under ES Notes No. 6157/10 and 7375/10 during 2010 and 2011, CPB’s Board of Directors understands that there is a substantial doubt regarding the company’s financial capacity to perform its obligations in the ordinary course of business, and that it may be obliged to postpone certain payment obligations or not be able to meet expectations regarding salary increases or third-party costs.

Despite that, CPB has prepared its financial statements using the accounting principles applicable to an on-going business, assuming that CPB will continue operating on a normal basis and, therefore, these financial statements do not include the effects of any possible adjustments or reclassifications resulting from the resolution of this uncertainty.

The subsidiary CPB represents about 1% of the Group’s assets and approximately 7% of the income from the Group’s revenues. Additionally, the Company’s management considers that the uncertainty regarding its subsidiary CPB does not affect its capacity to continue operating in the ordinary course of business, mainly due to the following reasons: (i) There is no financial dependence on CPB, as this subsidiary has not paid it any dividends since its acquisition date in 2007; (ii) As from the termination of the management agreement between the Company and CPB on November, 2012, there are no longer any significant balances or transactions between them; (iii) The Company is not contractually obliged to provide financial assistance to CPB.

43.2 Transmission

Citelec estimates that if the delays by CAMMESA in the payment of the monthly remuneration for the electric power transmission service and the Fourth Line Royalty existing as from the last quarter of 2012 persist, the economic and financial situation of Transener y Transba will continue deteriorating.

Even though it is still difficult to forecast the evolution of the topics stated in Note 2 and their possible impact on Citelec’s business and cash flows, the execution of the Renewal Agreement constitutes a remarkable milestone towards the consolidation of Citelec’s economic and financial equation. Citelec has prepared its consolidated financial statements using the accounting principles applicable to an on-going business. Consequently, these statements do not include the effects of any applicable adjustment or reclassification in case these situations are not resolved favorably to the continuity of Citelec’s operations and, thus, this company is forced to realize its assets and discharge its liabilities, including contingent ones, under conditions that are not in its ordinary course of business.

As regards to the participation in the joint venture Citelec, that company has made its projections in order to assess the recoverable value of its non-current assets based on its estimates on the final outcome of the tariff adjustments requested by its controlled companies Transener and Transba.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 43: (Continuation)

43.3 Distribution

In the fiscal years ended December 31, 2012 and 2011, Edenor recorded negative operating and net results, and both its liquidity level and working capital were severely affected. This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of the service, and the delay in obtaining rate increases and/or recognition of its MMC, as stipulated in Section 4 of the Adjustment Agreement, including the review procedure in the event of deviations exceeding 5%, which have led Edenor to report negative equity as of March 31, 2013.  As a consequence of the partial recognition of higher costs (in accordance with the provisions of Section 4.2 of the Adjustment Agreement) for the period May 2007 through September 2013 that occurred in the current fiscal year through Resolution No. 250/13, Edenor turned its accumulated deficit at March 31, 2013 into positive retained earnings, thereby rectifying the situation of corporate dissolution to which it had been exposed.

Nevertheless, the constant increase in the operating costs that are necessary to maintain the level of the service, and the delay in obtaining genuine rate increases will continue to deteriorate Edenor’s operating results, demonstrating that this recognition is insufficient to restore the balance that the economic and financial equation of the public service, object of the concession, requires (so much so that Edenor’s operating and net results for the year being reported were also negative prior to applying SE Resolution No. 250/13), but also does not allow for the regularization of the cash flows Edenor needs to provide the public service and make the totality of the investments.

It is worth mentioning that, in general terms, the quality of the distribution service has been maintained and the constant year-on-year increase in the demand for electricity that has accompanied the economic growth and the standard of living of the last years has also been satisfied. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, Edenor has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, such as: (i)  reducing certain specified costs, including the reduction of top management personnel’s fees; (ii) selling or disposing of all its shareholdings in subsidiaries and collecting the loans granted to such companies; (iii) making all reasonable efforts to obtain from the authorities the funds necessary to face the salary increases demanded by unions; (iv) seeking new financing options; (v)  refinancing the financial debt with extended maturity terms and/or; (vi) optimizing the use of the available resources; provided that these measures do not affect the sources of employment, the execution of the investment plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 43: (Continuation)

Additionally, Edenor has made a series of presentations before control agencies, regulatory authorities and courts in order to jointly instrument the necessary mechanisms to contribute to an efficient provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand. In this context, the ENRE has issued Resolution No. 347/12, which established the application of fixed and variable charges that allowed the Company to obtain additional revenue as from November 2012, and the ES has issued the previously described Resolution No. 250/13, pursuant to which the higher costs were partially recognized. However, such revenue is insufficient to make up the aforementioned deficit.

In view of the aforementioned, and given the inefficacy of the administrative and judicial actions pursued and presentations made by Edenor, on December 28, 2012,  an action for the protection of Edenor’s rights was brought against the ENRE so that the Regulatory Authority, in the performance of its duties, could adopt those measures which, in Edenor’s opinion, are not only urgently needed but also essential for the provision of the public service of electricity distribution that Edenor is required to provide under the concession agreement on a continuous, regular and safe basis.

Furthermore, with the aim of maintaining and guaranteeing the provision of the public service, and in order to alleviate the financial situation, as from October 2012 Edenor found itself forced to partially cancel, on a temporary basis, the obligations with the MEM with surplus cash balances after having complied with the commitments necessary to guarantee the provision of the public service that EDENOR is required to provide, including the investment plans underway and operation and maintenance works, as well as with the payment of the salary increases established by Resolution No.  1906/12 of the Secretariat of Labor dated November 27, 2012 and the Salary Agreement dated February 26, 2013.  In this regard, the ENRE and CAMMESA sent notices to Edenor demanding payment of such debt, which have been duly replied by Edenor.

In this framework, and considering both the above-described situation and the negative equity reported in Edenor’s Financial Statements for the interim period ended March 31, 2013, during the year the ES issued Resolution No. 250/13, published in the on May 15, 2013, and SE Note No. 6852/13, which, among other issues, determined and approved the values of the adjustments resulting from the CMM, to which Edenor is entitled, for the period May 2007 through September 2013, although in today’s terms they are insufficient to cover the current operating deficit. Additionally, it established mechanisms to offset this recognition against the PUREE-related liability, and, partially, against the debt held with CAMMESA.

In this manner, the ES, in its capacity as grantor of the Concession Agreement, has provided a solution which, although transient and partial in nature, temporarily modified the situation that Edenor tried to rectify with the filing of the action for the protection of its rights. This solution, in addition to the requirement imposed by the ES through Resolution No. 250/13, led Edenor to abandon, on May 29, 2013, the action filed, requesting that both parties be charged with the legal costs thereof, and to continue to claim on the fundamental issue by way of another action.

Consequently, these financial statements include the effects of such regulations, which resulted mainly in Edenor recording a positive balance in the retained earnings account rather than accumulated deficit, in accordance with that mentioned in the preceding paragraphs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 43: (Continuation)

Although the effects of these regulations are a significant step towards the recovery of Edenor’s situation, inasmuch as it allows for the regularization of the equity imbalance generated by the lack of a timely recognition of the CMM adjustment requests made in the last seven years, such regulations do not provide a definitive solution to Edenor’s economic and financial equation due to the fact that the level of revenue generated by the electricity rate schedules in effect, even after applying ES Resolution No.  250/13 and ES Note No. 6852/13,  does not allow for the absorption of neither operating costs nor investment requirements or the payment of financial services. Therefore, this cash flow deficit will translate once again into a working capital deficit, which, taking into account that Edenor is not in condition to have access to other sources of financing, will result in the need to continue to cancel only partially the obligations with CAMMESA for energy purchases. The application of the describes offsetting mechanism is to be authorized by the ES.

In spite of the above-mentioned, Edenor Board of Directors continues analyzing different scenarios and possibilities to mitigate or reduce the negative impact of Edenor’s situation on its operating cash flows and thereby present the shareholders with diverse courses of action. Nevertheless, the improvement of revenues so as to balance the economic and financial equation of the concession continues to be the most relevant aspect.

The outcome of the overall electricity rate review is uncertain as to both its timing and final form. Therefore, the uncertainties of the previous financial year in this regard continued during the year being reported, thus if in fiscal year 2014: (i) the new electricity rate schedules are not issued by the ENRE; (ii) Edenor is not granted other recognition or any other mechanism to compensate for cost increases, in addition to the revenue obtained from the application of Resolution No. 347/12, the funds derived from the PUREE, or the recognition of MMC values and the offsetting mechanism established by Resolution No. 250/13 and SE Note No. 6852/13, and/or; (iii) Edenor does not obtain from the Federal Government other mechanism that provides it with financing for cost increases, it is likely that Edenor will have insufficient liquidity and will therefore be obliged to continue implementing, and even deepening, measures similar to those applied until now in order to preserve cash and enhance its liquidity. As stated in previous periods, Edenor may not ensure that it will be able to obtain additional financing on acceptable terms. Nevertheless, it must be pointed out that due to the fact that the revenue deriving from the FOCEDE for the execution of the necessary woks arising from the Investment Plan of distribution companies is temporarily insufficient, the ES has considered the possibility of financing such deficit, should it be necessary, through the implementation of loans for consumption and the assignment of secured receivables with CAMMESA. Therefore, should any of these measures, individually or in the aggregate, not be achieved, there is significant risk that such situation will have a material adverse impact on Edenor’s operations. Edenor may need to enter into a renegotiation process with its suppliers and creditors in order to obtain changes in the terms of its obligations to ease the aforementioned financial situation.

Given the fact that the realization of the projected measures to revert the manifested negative trend depends, among other factors, on the occurrence of certain events that are not under Edenor’s control, such as the requested electricity rate increases, the Board of Directors has raised substantial doubt about the ability of Edenor to continue as a going concern in the term of the next fiscal year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 43: (Continuation)

Although the subsidiary Edenor represents approximately 58% of the Group's assets and approximately 64% of the Group’s revenue, the Company considers that this substantial doubt regarding its controlled company Edenor does not affect its capacity to continue operating in the ordinary course of business, mainly due to the following reasons: i) There are no cross-default clauses in Edenor or the Company’s indebtedness agreements in case of breach of the commitments arising from such agreements by the former; ii) The Company is not a guarantor of any indebtedness incurred by Edenor; iii) The Company does not depend financially on Edenor, since this subsidiary has not paid dividends or granted significant loans to it as from its acquisition date on 2007; iv) There are and there have been no significant balances or transactions between the Company and Edenor; v) The Company is not contractually obliged to render financial assistance to Edenor; vi) Since it is a public utility licensee, Edenor has certain specific characteristics established in the Concession Agreement.

The Company has made its projections in order to assess the recoverable value of its non-current assets (including those recognized at the time of acquisition) corresponding to Edenor, in the understanding that it will be granted a tariff increase according to the circumstances.

NOTE 44: TRANSACTIONS WITH NON-CONTROLLING INTERESTS

Acquisition of a non-controlling interest in EDENOR

During the year 2013, PISA has sold in various market transactions 776,789 Edenor ADRs (equivalent to 15,535,720 shares).

As of December 31, 2013, PISA holds 14 Class B common shares issued by Edenor and 973,190 ADRs (equivalent to 19,463,800 shares), equivalent to a 2.17% interest in Edenor´s common stock.

NOTA 45: PARTNERHIP WITH YPF FOR THE PRODUCTION START-UP OF RINCÓN DEL MANGRULLO AREA

On November 6, PEPASA entered into an investment agreement with YPF S.A. (the “Agreement”) whereby it undertook to invest US$ 151.1 million in consideration of a 50% interest in the production of hydrocarbons in the Rincón del Mangrullo area (the “Area”), in the Province of Neuquén, corresponding to the Mulichincho formation.

This Agreement is made up of 2 compulsory phases During the first one, PEPASA has undertaken to invest up to US$ 1,5 in 3D seismic studies and US$ 80 millon in drilling, completion and start up of approximately 17 wells. Besides, YPF agreed to invest in the construction of a treatment plant and gas conditioning and a pipeline of approximately 55 km and the drilling, completion and putting into production of 17 additional wells.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 45: (Continuation)

This first phase of investment would be made within 12 months since the signing of the investment agreement and it is that each well would have and estimated cost of US$ 5 million.

After the conclusion of the investment’s first phase, PEPASA may opt to continue with a second phase for an amount of up to US$ 70 million in the drilling of 15 wells in any area. Once the two compulsory phases are finished, the parties will make the necessary investments for the future development of the area based on their respective interests.

NOTE 46: RESTRUCTURING OF CIESA’S DEBT

On May 10, 2011, the Company and its subsidiaries PISA and IAI (jointly referred to as “Pampa”) signed a Memorandum of Understanding with Petrobras Energía S.A. and Petrobras Hispano Argentina S.A. (jointly referred to as “Petrobras”) and CIESA, whereby the parties agreed to suspend the lawsuit titled “Compañía de Inversiones de Energía S.A. v. AEI, AEI v. Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Héctor Daniel Casal, Claudio Fontes Nunes and Rigoberto Mejía Aravena” currently pending before the Supreme Court of the State of New York with the purpose of putting forth their best efforts to reestablish the financial restructuring stipulated in the Restructuring Agreement executed on September 1, 2005 by and among CIESA, Petrobras, EPCA, ABN AMRO BANK N.V, Sucursal Argentina (acting in its capacity as trustee and not on its own behalf) and CIESA’s Financial Creditors (the “Restructuring Agreement”), regarding the Corporate Bonds issued on April 22, 1997 by CIESA and the two derivative transactions originally executed between CIESA and J. Aron & Company on August 3, 2000, and between CIESA and Morgan Guaranty Trust Company of New York on August 4, 2000 (the “Lawsuit”).

Also, to include Pampa as a party to the Restructuring Agreement, all of this subject to obtaining the required governmental approvals to implement the Restructuring Agreement and secondly, subject to obtaining such governmental approvals, to timely withdraw all claims and actions initiated by the Parties and third parties in the Lawsuit, thus ending all disputes among them.

On May 17, 2011, the parties to the Restructuring Agreement executed its fourth amendment, which provides that AEI should be replaced by Grupo Pampa and sets forth the terms and conditions for the completion of the restructuring and debt swap process through the transfer of CIESA shares to the Company and/or its subsidiaries, as applicable, which would result in a new shareholding structure of CIESA, in which Petrobras would have a 50% equity interest, and the Company and/or its subsidiaries would have the remaining 50% share, including its interest through EPCA. The Restructuring Agreement was filed with ENARGAS and the National Antimonopoly Office (CNDC) on May 19, 2011. On October 5, 2011, the agreement was approved by ENARGAS, whereas approval by the CNDC was still pending as at the date hereof.

On July 13, 2012, Pampa and Petrobras reached a settlement agreement waiving all cross-claims between Petrobras and AEI (and Pampa is its capacity as assignee of a part thereof) in the lawsuit mentioned in Note 47 of Exhibit I pending before the Courts of the State of New York, seeking, among other issues, that CIESA should pay US$ 201.5 million plus US$ 138.1million interest corresponding to corporate bonds with a face value of US$ 199.6 million issued on April 22, 1997 and another financial debt (the “Settlement Agreement”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 46: (Continuation)

Pursuant to that Settlement Agreement and as a relevant condition thereof, the above mentioned parties totally cancelled the whole CIESA debt due and outstanding since the year 2002. As compensation, the Company received from CIESA: (i) ownership of 34,133,200 ordinary Class B shares issued by TGS representing 4.3% of the capital stock and voting rights in TGS; (ii) a payment of US$ 87 million, and (iii) the appointment as beneficiary and trustee under the Trust Agreement dated August 29, 2005, pursuant to which The Royal Bank of Scotland, Argentine branch, holds in trust 40% of CIESA shares (the “Shares held in Trust”). Consequently, once the pending governmental approval has been obtained, the Shares held in Trust will be transferred to Pampa pursuant to the terms of the Restructuring Agreement executed by CIESA and its financial creditors, as amended. Also, result of the Agreement, the Company has recognized a liability with Petrobras in the amount of up to Ps. 34.1 million in partial compensation for the additional costs of restructuring on the scheme agreed between Petrobras and the Company in the fourth opportunity to subscribe amendment on May 17, 2011. The disbursement of the obligation occurred in the month of May 2013.

Simultaneously, with the funds thus received, Pampa paid off US$ 70 million from the US$ 90 million loan timely granted by Citibank N.A. and Standard Bank for the acquisition of these assets.

NOTE 47: ACQUISITION OF RIGHTS

On January 19, 2011, the Company received an offer from AEI to acquire an option to purchase the rights over the lawsuit initiated by Ponderosa Assets L.P. and Enron Creditors Recovery Corp. (the “Plaintiffs”) against the Republic of Argentina before the International Centre for Settlement of Investment Disputes of the World Bank (the “CIADI”) (for freezing and turning into pesos U.S. dollar-based gas transportation tariffs denominated in US$, after the Argentine crisis in 2001, in breach of certain provisions of the bilateral investment treaty between the United States and Argentina) with a total cost for the option of US$ 1 million.

On March 11, 2011, the Company signed the Call Option Agreement (the “Contract”) with Inversiones Argentina II and GEB Corp. (parent company of Inversiones Argentina II) and acquired the option mentioned in the previous paragraph, exercisable at any time during a period of 18 months thereafter.

On October 6, 2011, and in consideration of the amount of US$ 25 million, the Company acquired the rights to control, suspend and waive the above-mentioned claim before the CIADI, pursuant to the terms of the contract.

On July 31, 2012, the CIADI Arbitration Court ordered, according to the instructions timely given by the Company, the suspension of the arbitration proceeding brought by the Plaintiffs against the Republic of Argentina originally involving an amount in dispute which would currently reach approximately US$ 167 million.

Such suspension was requested pursuant to the commitment undertaken with the CNDC and the ENERGAS by CIESA, EPCA, Petrobras and the Company on August 29, 2011 in the files submitted before both entities seeking the approval of CIESA’s Debt Restructuring Agreement; in this respect, the corresponding governmental approvals have not been granted yet as at the date hereof.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 48: PEPASA’S CAPITAL STOCK INCREASE

On October 15, 2013, PEPASA called for an Extraordinary General Meeting of Shareholders, scheduled for November 6, 2013, so as to discuss a capital stock increase of up to 59.7 new common shares in book-entry form with a face value of Ps. 1 each and each granting the right to one vote to be publicly offered for subscription in Argentina in order to consolidate its financial condition to facilitate access to the financial markets and perform the investments foreseen by PEPASA pursuant to the business plan for the exploration and exploitation of hydrocarbons.

The Company’s Board of Directors has resolved to assign its preemptive rights for PEPASA’s capital stock increase to all the Company’s shareholders registered with Caja de Valores S.A. as at October 15, 2013.

This decision form the Board of Directors will allow the shareholders aforementioned to directly participate in the development of the hydrocarbon business in the country, which offers outstanding growth opportunities.

On November 6, PEPASA’s Extraordinary General Meeting of Shareholders approved the above-mentioned capital stock increase and the public offering within the country of the shares to be issued pursuant thereto, as well as the request for authorization of the corresponding public offering before the CNV and BCBA.

On January 8, 2014, the Company shareholders subscribed 17.8 million new shares in the exercise of their preemptive rights and 41.9 million new shares in the exercise of their accretion rights. Therefore, as all the new shares have been placed, PEPASA has not offered new shares to the investing public. Ownership of the Company was reduced to 50%.

On January 13, 2014, the new shares were actually paid in for a total amount of Ps. 100 million.

NOTE 49: DISTRIBUTION WORKS

a. Trust for the Management of Electric Power Transmission Works

Due to the constant increase recorded in the demand for electricity as a result of the economic recovery, the ES, through Resolution No.1875 dated December 5, 2005, established that the interconnection works through an underground power cable at 220 kV between Costanera and Puerto Nuevo Transformer Stations with Malaver Transformer Station were necessary. These works require not only the execution of expansion works but also new layout-designs of the high-voltage subsystems of Edenor and Edesur’s networks.  In addition, it established that a fraction of the electricity rate increase granted to distribution companies by ENRE Resolution No. 51/07, will be used to finance up to 30% of the total execution cost of these works, with the remaining 70% of the total cost of the works being absorbed by the MEM’s demand. Fund inflows and outflows relating to the aforementioned expansion works are managed by the Works Trust Fund Energy Secretariat Resolution No. 1/03, which will act as the link among CAMMESA (Edenor in charge of the regulation and operation of the wholesale electricity market), the Contracting Distribution Companies and the companies that would have been awarded the contracts for the provision of engineering services, supplies and main pieces of equipment as well as those for the execution of the works and provision of minor supplies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 49: (Continuation)

From the date of the project, the amount transferred to CAMMESA by Edenor as from the commencement date of the project, through contributions in cash, supplies and services totals Ps. 45.8 million. The adjusting entry of these funds has been recognized by Edenor as construction in process within Property, plant and equipment.

In accordance with the agreements entered into on August 16, 2007 by and between Edenor and the ES and on December 18, 2008 by and between Edenor and Banco de Inversión y Comercio Exterior, in its capacity as FOTAE, Edenor is responsible for the development of all the stages of the project, regardless of the oversight tasks to be performed by the Works Commission Energy Secretariat Resolution No. 1/03. The agreement stipulates that Edenor will be in charge of the operation and the planned and reactive maintenance of the facilities comprising the expansion works, being entitled to receive as remuneration for the tasks and obligations undertaken 2% of the cost of major equipment and 3% of all the costs necessary for the carrying out of civil engineering and electromechanical assembly works relating to the MALAVER-COLEGIALES and MALAVER-COSTANERA electrical transmission lines, the expansion of Malaver Substation and the remaining expansion works of Puerto Nuevo Substation.

In January 2013, part of the works of the “Interconnection at two hundred and twenty kilovolts between Costanera Transformer Station and Malaver Transformer Station” project was inaugurated. It is estimated that the works will be completely finished during 2013.

In summary, at the date of these Consolidated Financial Statements:

-            Edenor, as agreed, has made contributions to CAMMESA for an amount of Ps. 45.8 million.

-            Up to date, Edenor has complied with its responsibility with regard to the development of all the stages of the project, as well as with the operation and the planned and reactive maintenance of the facilities comprising the expansion works.

During the first half of 2013, the interconnection works between Costanera and Puerto Nuevo Transformer Stations with Malaver Transformer Station were brought into service. Edenor and Edesur were to contribute 30% of the total execution cost of the works, whereas the remaining 70% is to be absorbed by CAMMESA.

Consequently, at December 31, 2013, Edenor recognized as facilities in service in the Property, plant and equipment account its participation in the total of the works for an amount of Ps. 85.2 million, Ps. 48.9 million of which have not yet been contributed, a debt which is disclosed in the Other payables account of Current Liabilities.

Edenor is still awaiting the ES’s definition concerning who will be appointed as the owner of the totality of the works and the final valuation thereof. Based on such definitions, Edenor will make the necessary adjustments to the recordings made up to now and described in this note.

b. Construction works - San Miguel and San Martín Transformer Centers

Edenor carried out construction works of a 7.3 km-long electrical transmission line consisting of four 13.2 kV lines in trefoil formation to link Rotonda Substation with San Miguel Transformer Center, owned by ENARSA, necessary for the provision of electric power generation services; and a 6.2 km-long electrical transmission line consisting of a 13.2 kV line in trefoil formation to link Rotonda Substation with San Martín Transformer Center, owned by ENARSA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 49: (Continuation)

Negotiations are currently being held concerning the assignment to Edenor of the ownership of the works, which were financed by ENARSA, when the respective agreements are signed. At December 31, 2013, Edenor continues to recognize liabilities for this concept in the deferred revenue account. The recordings made until now and described in this note will be adjusted based on the previously mentioned definitions.

c. Electric works arrangement - Agreement for the supply of electric power to Mitre and Sarmiento railway lines

In September 2013, Edenor and the Interior and Transport Ministry entered into a supply and financial contribution arrangement pursuant to which the Federal Government will finance the necessary electric works aimed at adequately meeting the greater power requirements of the Mitre and Sarmiento railway lines.

The total cost of the works amounts to Ps. 114.3 million. The Federal Government will bear the costs of the so called “exclusive facilities”, which amount to Ps. 59.9 million, whereas the costs of the remaining works will be financed by the Federal Government and reimbursed by Edenor.

The financed amount of Ps. 54.4 million will be reimbursed by Edenor in seventy-two monthly and consecutive installments, as from the first month immediately following the date on which the Works are authorized and brought into service.

As of December 31, 2013, Edenor received disbursements for Ps. 20 million which are recognized as Non-current trade payables – Customer contributions.

At the completion of the works, the portion borne by the Federal Government will be recognized as Non-refundable customer contributions.

Edenor collected the first installment, in the amount of Ps. 19.8 million, on January 30, 2014.

NOTE 50: WORKING CAPITAL DEFICIT

As of December 31, 2013, the working capital of certain subsidiaries was negative, amounting to Ps. 1,749.2 million. This deficit has been generated mainly in the distribution segment through its indirect subsidiary Edenor, which as at the date of these financial statements had a working capital deficit amounting to Ps. 1,414.1 million, and in the generation segment through the subsidiary CPB, which kept a working capital deficit in the amount of Ps. 80.7 million as a result of its current economic and financial situation, which is detailed in Note 43.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continuation)

NOTE 51: SUBSEQUENT EVENTS

51.1 Issuance of CTG’s Corporate Bonds

Under the Simple Corporate Bonds Program (that is, corporate bonds non-convertible into shares) for up to US$ 50 million (or its equivalent value in other currencies) dated February 14, 2014, on March 6, 2014, CTG issued Class 5 Corporate Bonds for a face value of Ps. 60.1 million accruing interest at the Private Badlar rate plus a 500 basis points spread. Principal will be amortized in two equal consecutive installments due on June 6, 2016 and September 6, 2016, and interest will be payable on a quarterly basis. Funds obtained from the issuance of the above mentioned corporate bonds will be wholly allocated to the refinancing of liabilities.

Class 5 Corporate Bonds have been subscribed in kind through the delivery of Class 3 and Class 4 Corporate Bonds for Ps. 1.8 million and Ps. 19.1 million, respectively (an amount equivalent to US$ 2.5 million). The outstanding balance of Class 3 Corporate Bonds was wholly cancelled on March 6. After the issuance of Class 5 Corporate Bonds, outstanding Class 4 Corporate Bonds, net of CTG’s portfolio holdings, amount to US$ 7 million.

After cancelling the principal and interest of Class 3 Corporate Bonds and discounting Class 4 Corporate Bonds presented for the swap, the result of the issuance of Class 5 Corporate Bonds, net of placement commissions, resulted in a net inflow of funds amounting to approximately Ps. 1.4 million.

51.2 Trustfund – Repurchase of Edenor’s Corporate Bonds

From January 1, 2014 and until the date of issuance of these financial statements, the trust mentioned in Note 19 has repurchased at market prices the "Class 9 Corporate Bonds at par fixed rate" due in 2022, for an amount of up to U$S 16.5 million nominal value.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Pampa Energía S.A.

In our opinion, the accompanying consolidated  statements of financial position and the related consolidated  statements of comprehensive income (loss), of changes in equity and of cash flows present fairly, in all material respects, the financial position of Pampa Energía S.A. and its subsidiaries at  December 31, 2013 and 2012, and the results of their  operations and their  cash flows for each of the two years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Autonomous City of Buenos Aires, March 10, 2014

PRICE WATERHOUSE & CO. S.R.L.

Andrés Suarez (Partner)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 19, 2014

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.